As filed with the Securities and Exchange Commission on January 27, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IMPCO Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3714	91-1039211
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

16804 Gridley Place

Cerritos, California 90703

(562) 860-6666

(Address, including ZIP code, and telephone number, including area code, of registrant’s principal executive office)

Mariano Costamagna

Chief Executive Officer

16804 Gridley Place

Cerritos, California 90703

(562) 860-6666

(Name and address, including ZIP code, and telephone number, including area code, of agent for service)

with copies to:

Marcus J. Williams, Esq. Davis Wright Tremaine LLP 2600 Century Square 1501 Fourth Avenue Seattle, Washington 98101 (206) 622-3150	avv. Marco Di Toro Grosso, De Rienzo, Riscossa, Gerlin and Associates Corso Stati Uniti 62 10128 Torino ITALY 39-011-517-6666

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the acquisition as described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)
Common Stock	5,098,284	$5.95	$30,334,799	$3,570.41

(1)	Represents the number of shares of the registrant’s common stock, par value $0.001 per share, estimated to be issuable upon consummation of the acquisition of B.R.C. Societá a Responsabilitá Limitata.
(2)	Calculated in accordance with Rules 457(c) and 457(f) under the Securities Act of 1933, the proposed maximum offering price is computed based on the average of the high and low prices of the registrant’s common stock as reported on the Nasdaq National Market™ on January 24, 2005.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

16804 Gridley Place

Cerritos, California 90703

(562) 860-6666

                    , 2005

Dear Shareholder:

You are cordially invited to attend the special meeting of shareholders of IMPCO Technologies, Inc., which will be held at IMPCO’s principal executive offices located at 16804 Gridley Place, Cerritos, California, on             ,                     , 2005, at 1:30 p.m. Pacific time. At the meeting, shareholders will be asked to vote on the acquisition by IMPCO of 50% of the outstanding equity interest of BRC, Societá a Responsabilitá Limitata, an Italian limited liability company of which IMPCO is currently a 50% equity holder, from Mariano Costamagna and Pier Antonio Costamagna for approximately US$10 million in cash and 5,098,284 shares of IMPCO common stock, and the related transactions described in this proxy statement/prospectus. In this document we sometimes refer to each of these individuals as a “founder” and collectively to both individuals as the “founders.”

In connection with this transaction Mariano Costamagna became IMPCO’s Chief Executive Officer on January 1, 2005, and remains a director. Pier Antonio Costamagna is and will remain an employee of M.T.M., S.r.l., an Italian limited liability company and a wholly-owned subsidiary of BRC. Mariano Costamagna has entered an employment agreement with IMPCO, and Pier Antonio Costamagna will enter into a new employment agreement with MTM upon closing of the acquisition. In addition, Robert Stemmler resigned as IMPCO’s Chief Executive Officer and has entered into an employee consulting agreement to oversee the transition of IMPCO’s management team, and Mr. Stemmler remains chairman of IMPCO’s board of directors. Moreover, IMPCO has borrowed US$22 million from MTM, which was used to retire IMPCO’s outstanding senior subordinated secured note on December 29, 2004. In this document we refer to the loan from MTM to IMPCO as the “MTM loan” and to IMPCO’s acquisition of the founders’ interest as the “acquisition.” The founders have provided a guaranty of IMPCO’s payment of the loan from MTM, and IMPCO has pledged all of the equity interest of BRC that it currently holds, and will pledge the equity interest it expects to purchase in the acquisition, to the founders to secure IMPCO’s repayment of any amounts paid by the founders under the guaranty. IMPCO has agreed to make an equity offering of US$15 million prior to the closing, of which an amount equal to US$10 million will be placed in escrow to meet the cash portion of the purchase price, with the balance being used to pay the expenses of this transaction and for working capital. In addition, IMPCO has agreed to pay up to US$135,000 to cover the founders’ legal and financial advisors’ fees incurred in connection with the acquisition.

The terms of the acquisition, including the issuance of the shares, are detailed in an equity interest purchase agreement dated October 22, 2004, a copy of which is attached as Annex A, as amended on November 17, 2004, November 30, 2004 and December 22, 2004; copies of these amendments are included as Annexes B through D, respectively. Mariano Costamagna’s employment agreement is enclosed as Annex E and Pier Antonio Costamagna’s employment agreement is enclosed as Annex F. The MTM loan agreement and the related pledge agreement and guaranty are attached as Annexes G, H and I, respectively. The fairness opinion delivered by Adams Harkness, Inc. in connection with the acquisition is attached as Annex J. You should review each of these documents carefully in deciding how to vote on these matters.

IMPCO’s common stock is listed on the Nasdaq National Market™ under the symbol “IMCO.” The transaction is subject to conditions including shareholder approval and completion of the equity offering mentioned above.

This proxy statement/prospectus provides detailed information about the acquisition and includes a copy of the purchase agreement. You should read both carefully. This document is a proxy statement that IMPCO is using to solicit proxies for use at its special meeting of shareholders. It is also a prospectus relating to IMPCO’s issuance of common stock to the founders in connection with the acquisition of the founders’ equity interests in BRC. Before you decide how to vote on the proposal to issue the shares to acquire the founders’ BRC equity interest, you should consider the “ Risk Factors” beginning on page 26 of this proxy statement/prospectus.

IMPCO is requesting your proxy to vote in favor of the acquisition, and IMPCO’s board of directors recommends that you vote “FOR” approval of the acquisition. To ensure that your vote is represented at this important meeting, please sign, date and return the proxy card in the enclosed envelope as promptly as possible.

Sincerely,

Dale L. Rasmussen,

Secretary

Neither the Securities and Exchange Commission nor any state securities regulator has approved either the transactions described in this proxy statement prospectus or the IMPCO common stock to be issued in the acquisition, nor have they determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated                     , 2005, and was first mailed to shareholders on or about                     , 2005.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about IMPCO Technologies, Inc., from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request.

You can obtain documents related to IMPCO Technologies, Inc. that are incorporated by reference in this document (including any exhibits that are incorporated by reference in those documents) by requesting them in writing or by telephone from:

IMPCO Technologies, Inc.

Attn: Dale L. Rasmussen

16804 Gridley Place

Cerritos, California 90703

(562) 860-6666

If you would like to request documents please do so by                     , 2005 in order to receive them before the special meeting of shareholders.

See “Where You Can Find More Information” on page 127.

16804 Gridley Place

Cerritos, California 90703

(562) 860-6666

Notice of Special Meeting of Shareholders

                    , 2005

To:  The Shareholders of

IMPCO Technologies, Inc.

Notice is hereby given that a special meeting of the shareholders of IMPCO Technologies, Inc., will be held at IMPCO’s principal executive offices located at 16804 Gridley Place Cerritos, California, on                     , 2005 at 1:30 p.m. Pacific time, for the purpose of considering and voting upon the following matters:

1.	Approval of Transaction. To approve the acquisition by IMPCO of 50% of the equity interest of BRC, S.r.l., an Italian limited liability company, from Mariano Costamagna and Pier Antonio Costamagna, for a total of approximately $10 million in cash and 5,098,284 shares of IMPCO’s common stock, and the related agreements and transactions described in this proxy statement/prospectus. In addition, IMPCO has agreed to pay up to US$135,000 to cover the founders’ legal and financial advisors’ fees incurred in connection with the acquisition. In the accompanying prospectus/proxy statement we sometimes refer to each of these individuals as a “founder” and to the individuals collectively as the “founders.” The total value of this consideration as of October 22, 2004, the date of the purchase agreement, was approximately $37.6 million, and based on IMPCO’s closing stock price on January 24, 2005, the total value of that consideration was approximately $40.3 million. IMPCO has owned the remaining 50% of BRC’s equity interest since acquiring that interest from the founders for approximately $23.8 million in a series of related transactions between October 2, 2002 and July 29, 2003. Mariano Costamagna is IMPCO’s Chief Executive Officer and a director. Pier Antonio Costamagna is Mariano Costamagna’s adult brother and an employee of BRC’s wholly-owned subsidiary, MTM, S.r.l., located in Cherasco, Italy.

In this document we refer to the loan from MTM to IMPCO as the “MTM loan” and to IMPCO’s acquisition of the founders’ interest as the “acquisition.” We refer to the equity interest we previously purchased as the “IMPCO interest” and to the interest that we are purchasing in connection with this transaction as the “founders’ interest.” The purchase agreement sets forth the terms of IMPCO’s acquisition of the founders’ interest. The transaction is also described more fully in the enclosed proxy statement/prospectus.

2.	Transaction of Other Business. To transact such other business as may properly come before the meeting and any adjournment or adjournments thereof.

The board of directors has fixed the close of business on                     , 2005 as the record date for determining shareholders entitled to notice of, and to vote at, the meeting.

Since the presence of a quorum and the affirmative vote of shareholders holding at least a majority of the shares of IMPCO common stock present and voting on the matter are required to approve the issuance of shares in connection with the acquisition of the founders’ interests, it is important that all shareholders vote. IMPCO’s board of directors urges you to vote in favor of the proposal by signing and returning the enclosed proxy as promptly as possible, whether or not you plan to attend the meeting in person. If you do attend the meeting you may withdraw your proxy. You also may revoke your proxy at any time prior to its exercise by following the instructions that begin under “May I change my vote after I have mailed my signed proxy card?” near the bottom of page 1 of the enclosed proxy statement/prospectus.

By Order of the Board of Directors

Dated: , 2005	Dale L. Rasmussen, Secretary

References in this proxy statement/prospectus to the “Company” and to first-person pronouns such as “we,” “our,” “us,” and like terms refer to IMPCO Technologies, Inc., a Delaware corporation and its consolidated subsidiaries, unless the context otherwise requires. Such references do not include our unconsolidated subsidiary, B.R.C., S.r.l., which we have described separately below, unless specifically so stated.

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QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT AND THE ACQUISITION

What is the purpose of this proxy statement/prospectus?

This document serves as both a proxy statement and a prospectus of IMPCO Technologies (“IMPCO”). As a proxy statement, it is being provided to IMPCO shareholders because IMPCO’s board of directors is soliciting proxies to approve a related party transaction.

What are the terms of the transaction I am being asked to approve?

The interested director transaction involves the purchase the remaining 50% of the outstanding BRC equity interest, which we refer to in this document as the “founders’ interest,” from Mariano Costamagna and Pier Antonio Costamagna, each of whom is an affiliate of IMPCO, as well as various ancillary agreements and transactions described in this proxy statement/prospectus. We previously had purchased 50% of BRC’s equity interest, which we refer to herein as the “IMPCO interest,” from the founders for approximately $23.8 million in a series of related transactions between October 2, 2002 and July 29, 2003. The terms of the current acquisition include a cash payment of approximately US$10 million and the issuance of 5,098,284 shares of IMPCO’s common stock. The total value of this consideration as of October 22, 2004, the date of the purchase agreement, was approximately $37.6 million, and based on IMPCO’s closing stock price on January 24, 2005, the total value of that consideration was approximately $40.3 million. In addition, IMPCO has agreed to pay up to US$135,000 to cover the founders’ legal and financial advisors’ fees incurred in connection with the acquisition.

This transaction also comtemplates certain ancillary arrangements between IMPCO and its affiliates in connection with the acquisition, including an employment agreement between IMPCO and Mariano Costamagna, an employment agreement between BRC’s wholly-owned subsidiary, MTM, S.r.l., and Pier Antonio Costamagna, a loan by MTM to IMPCO of approximately US$22 million, the proceeds of which were used to retire IMPCO’s currently outstanding senior subordinated secured note, a guaranty by the founders of IMPCO’s obligations under the MTM loan, and a pledge by IMPCO in favor of the founders of all of the IMPCO interest, and the founders’ interest if and when acquired, to secure IMPCO’s repayment of any amounts paid by the founders under the guaranty. We refer to this loan as the “MTM loan” throughout this document.

When will the acquisition occur?

Assuming the necessary conditions are satisfied, IMPCO presently expects to complete the acquisition by, and begin operating as a combined organization on, March 25, 2005. The parties are working to complete the transaction as quickly as possible.

What will IMPCO pay to the founders in the acquisition in exchange for the founders’ interests?

Under the terms of the purchase agreement, at the closing, IMPCO will issue 5,098,284 shares of its common stock and pay US$10 million in exchange for the founders’ interest. The total transaction value as of the date of the purchase agreement was $37.6 million, and based on IMPCO’s last reported sale price as of January 24, 2005, the total consideration was valued at $40.3 million. In addition, IMPCO has agreed to pay up to US$135,000 to cover the founders’ legal and financial advisors’ fees incurred in connection with the acquisition.

What are the basic terms of the founders’ employment agreements?

As a condition to their obligations under the purchase agreement, each of the founders are to enter into employment agreements. Mariano Costamagna entered into an employment agreement with IMPCO under which he became Chief Executive Officer of IMPCO as of January 1, 2005. Mr. Mariano Costamagna’s salary is $360,000 annually and he is entitled to participate in IMPCO’s executive bonus and equity based compensation plans. This agreement will continue through May 31, 2009. Pier Antonio Costamagna will enter into an employment agreement with MTM, which will commence as of the closing and will continue through May 31, 2009. Pier Antonio Costamagna will serve as the chief engineering officer of MTM. Pier Antonio Costamagna will receive an annual salary of US$360,000, plus bonuses and benefits based on MTM’s executive compensation plans, but he is not entitled to participate in IMPCO’s bonus or equity based compensation plans.

In addition, in the case of Mariano Costamagna’s employment agreement, if the agreement is terminated, other than for cause, or if he resigns for good reason (as those terms are defined in the agreement) before May 31, 2009, we will be required to pay Mariano Costamagna US$5 million, and termination (whether with or without cause, subject to certain exceptions) also constitutes an event of default under the MTM loan. These arrangements are not applicable to Pier Antonio Costamagna’s employment agreement.

See “The Acquisition—Founders’ Employment Agreements” beginning on page 44 for a more detailed discussion of the employment agreements.

What are the principal terms of the MTM loan?

On December 22, 2004 we entered into a loan agreement with MTM pursuant to which we borrowed US$22 million from MTM at a rate equal to EURIBOR plus 1.5% per annum (approximately 3.7% as of December 31, 2004), payable in quarterly installments of principal and interest over 5 years. The proceeds of the loan were used to retire approximately US$22 million of our outstanding senior subordinated secured note, including prepayment premium and accrued but unpaid interest. In this document we refer to the loan from MTM to IMPCO as the “MTM loan.” While the MTM loan remains outstanding, we will be restricted from incurring additional debt obligations (other than unsecured trade credit, capital leases and additional debt obligations pursuant to the senior credit facility with LaSalle Business Credit, LLC); merging, consolidating or selling our assets; purchasing, retiring or redeeming our capital stock; and making capital expenditures in excess of $2.5 million in any fiscal year. In addition, the MTM loan can be accelerated and become due and payable in case of our “default” under the loan agreement, which is defined to include, in addition to certain commercially commonplace events and circumstances, the termination of Mariano Costamagna’s employment as our Chief Executive Officer (for any reason, with certain limited exceptions for termination upon Mr. Costamagna’s death) or a material breach by us of his employment agreement.

See “The Acquisition—The MTM Loan” beginning on page 45 for a more detailed discussion of the employment agreements to be entered into by the founders at the closing of the acquisition.

What are the principal terms of the guaranty and pledge agreement?

Mariano Costamagna and Pier Antonio Costamagna have agreed jointly and severally to guaranty IMPCO’s payment of the MTM loan in order to provide additional support for the loan agreement with MTM. The guaranty will continue for the entire term of the MTM loan and provides that MTM may demand full performance of the loan from the founders, jointly and severally, in case of a default by IMPCO.

In order to provide recourse for the founders in the event IMPCO defaults on the MTM loan and the founders are required under the guaranty to make payments on the loan, IMPCO has pledged to the founders the IMPCO interest and the founders’ interest (once acquired). Under the pledge agreement, if IMPCO defaults on the loan agreement and either of the founders pays any portion of the MTM loan and notifies IMPCO of an intent to exercise any rights under the pledge agreement, then such founder has right to any cash dividends in respect of the pledged interests and the right to foreclose upon the entire BRC equity interest then owned by IMPCO. The pledge will terminate upon the repayment of the loan and discharge of the guaranty.

When and where will the special meeting take place?

IMPCO will hold a special meeting of its shareholders at IMPCO’s principal executive offices, which are located at 16804 Gridley Place, Cerritos, California, at 1:30 p.m. Pacific time on                     , 2005.

How do I vote?

To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting.

Why is my vote important?

One third of the outstanding shares of IMPCO common stock entitled to vote at the meeting must be represented in person or by proxy at the special meeting so that a quorum will be present. If you do not vote in person or by returning your proxy, it will be more difficult for IMPCO to obtain the necessary quorum to hold the special meeting. In addition, the closing of the transactions contemplated by the purchase agreement requires the approval of a majority of the shares present and voting on the matter, and if that approval is not obtained, we will not proceed with the transaction. As of the record date for the meeting, the directors and executive officers of IMPCO and their affiliates owned and have the right to vote              shares representing     % of the shares entitled to be voted at the meeting, and the founders, excluding shares issuable in connection with the purchase transaction, and without giving effect to the equity offering on which this transaction is conditioned, owned approximately             %.

If my shares are held in “street name” by my broker, will my broker vote my shares for me?

No. Your broker will not vote your shares unless you provide instructions on how to vote. Consequently, it is important that you follow the directions provided by your broker so that you may properly instruct your broker to vote your shares. If you fail to instruct your broker properly on how to vote your shares, your shares will not be voted.

What happens if I return my proxy but do not indicate how to vote my shares?

If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted “FOR” approval of the acquisition and the related agreements and transactions described in this proxy statement/prospectus, and in accordance with the best judgment of the persons named in the proxy on any other matters properly presented at the special meeting.

May I change my vote after I have mailed my signed proxy card?

Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your own name, you may change your vote as follows:

•	you may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	you may complete and submit a new proxy card; or

•	you may attend the meeting and vote in person.

If you choose the first or second method above, you must submit your notice of revocation or your new proxy card to Dale L. Rasmussen, Secretary of IMPCO, prior to the special meeting. If you intend to vote in person and your shares are held in “street name” by a broker, you should contact your broker for instructions.

Who may vote at the meeting?

IMPCO’s board of directors has set                     , 2005, as the record date for the meeting. If you were the record owner of IMPCO common stock at the close of business on                     , 2005, you may vote at the meeting.

What do I need to do now?

We encourage you to read this proxy statement/prospectus in its entirety. Important information is presented in greater detail elsewhere in this document and documents governing the acquisition are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about IMPCO that may be important to you is incorporated by reference into this document from documents separately filed by IMPCO with the Securities and Exchange Commission. This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed by IMPCO with the SEC. IMPCO will gladly provide copies of those documents free of charge; please see page 127 for instructions. You also may obtain copies from the SEC’s electronic database at http://www.sec.gov/edgar/searchedgar/company.htm by entering “IMPCO Technologies” as the company name.

After you review this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares can be voted at IMPCO’s special meeting of shareholders.

What if I choose not to read the incorporated documents?

Information contained in a document that is incorporated by reference is part of this proxy statement/prospectus, unless it is superseded by information contained directly in this proxy statement/prospectus or in documents filed with the SEC after the date of this proxy statement/prospectus. Information incorporated from another document is considered to have been disclosed to you whether or not you choose to read the document.

What are the federal tax consequences of the acquisition to the founders and to IMPCO?

Neither the Company nor its shareholders will recognize gain or loss as a result of the payment of cash or the issuance of IMPCO common stock in exchange for the founders’ interests in BRC. IMPCO will hold the interests in BRC so acquired with a tax basis equal to the amount of cash paid and the fair market value of the IMPCO common stock transferred therefor.

An individual seller of an interest in BRC acquired by IMPCO in the acquisition will not be subject to U.S. federal income tax as a result of the acquisition unless he or she (A) is a U.S. citizen or a U.S. resident for the year in which the acquisition occurs, (B) is present in the U.S. for 183 days or more in the taxable year in which the acquisition occurs and other required conditions are met or (C) gain recognized as a result of the acquisition is effectively connected with the conduct of the individual of a trade or business in the U.S. and, if an applicable U.S. income tax treaty requires, is attributable to a U.S. permanent establishment maintained by the individual. For purposes of this rule, and except as may be modified by an applicable income tax treaty, a U.S. resident is an individual who either (i) is a lawful permanent resident of the U.S. at any time during the year in which the acquisition occurs—generally if the U.S. Immigration and Naturalization Service has issued such individual an alien registration card, also known as a “green card,” or (ii) satisfies the “substantial presence test” for the year in which the acquisition occurs. The substantial presence test will be met by an individual for any calendar year if the individual is present in the U.S. on at least 31 days during that year and 183 days during the three-year period that includes that year and the preceding two years, counting (a) all the days such individual was present in the U.S. during the current year, (b) one-third of the days the individual was present in the U.S. in the first year preceding the current year and (c) one-sixth of the days the individual was present in the U.S. during the second year preceding the current year.

Please see “The Acquisition—Certain Federal Income Tax Consequences” beginning on page 63 for a further discussion of the tax consequences the acquisition.

What risks should I consider?

You should review carefully the “Risk Factors” beginning on page 26. You should also review the factors considered by IMPCO’s board of directors in approving the purchase agreement. See “The Acquisition—Background of the Acquisition” beginning on page 50 and “The Acquisition—Reasons of IMPCO for the Acquisition” beginning on page 50.

Who can help answer my questions?

You may write or call IMPCO’s corporate secretary, Dale L. Rasmussen, 16804 Gridley Place, Cerritos, California 90703, (562) 860-6666, with any questions about the acquisition or IMPCO’s special meeting of shareholders.

The date of this proxy statement/prospectus is                     , 2005.

SUMMARY

This summary, together with the preceding section entitled “Questions and Answers about This Document and the Acquisition,” highlights selected information about this proxy statement/prospectus. IMPCO urges you to read carefully the entire proxy statement/prospectus and any other documents to which IMPCO refers to understand the acquisition fully. The Equity Interest Purchase Agreement is attached as Appendix A to this proxy statement/prospectus. Each item in the summary refers to the page in this proxy statement/prospectus where that subject is discussed in more detail.

Information About IMPCO and BRC (See pages 66 and 87, respectively).

About IMPCO Technologies, Inc.

IMPCO Technologies, Inc.

16804 Gridley Place

Cerritos, California 90703

(562) 860-6666

IMPCO designs, assembles and supplies products and systems that convert internal combustion engines to operate on gaseous fuels, including natural gas or propane. IMPCO’s products are designed to improve efficiency, enhance power output, and reduce harmful emissions by electronically sensing and regulating the proper proportion of fuel and air required by the internal combustion engine. Additionally, IMPCO has extensive engineering, design and systems integration experience with its customers’ requirements for product performance, durability and physical configuration. Based on more than 46 years of technology development and expertise in producing cost-effective, safe and durable fuel technology systems, management believes it is positioned to provide enabling products and technologies for both original equipment manufacturer, or OEM, products and after market conversions in the rapidly expanding alternative fuel industry. IMPCO’s customers use the Company’s components and systems on engines ranging from one to 4,000 horsepower. IMPCO provides gaseous fuel components, systems and certified gaseous fueled engines to the industrial market, which includes the material handling and stationary and portable power generation markets, and the transportation market.

A number of OEM customers in the transportation, industrial and power generation industries are developing alternative clean power systems using clean burning gaseous fuels, which decrease fuel costs, lessen dependence on crude oil and reduce harmful emissions in internal combustion engines. IMPCO offers the following products, kits and systems to these customers:

•	fuel delivery—pressure regulators, fuel injectors, flow control valves, and other components and systems designed to control the pressure, flow and/or metering of gaseous fuels;

•	electronic controls—solid-state components and proprietary software that monitor and optimize fuel pressure and flow to meet manufacturers’ engine requirements;

•	gaseous fueled internal combustion engines—engines manufactured by OEMs that are integrated with IMPCO’s fuel delivery and electronic control system; and

•	systems integration—services to integrate the gaseous fuel storage, fuel delivery and/or electronic control components and sub-systems to meet OEM and aftermarket requirements.

IMPCO has been producing and selling gaseous fuel delivery systems and products for over 46 years. IMPCO sells these systems and components directly to end users, to OEMs and in the aftermarket through more than 400 distributors and dealers worldwide.

IMPCO is incorporated in Delaware and its common stock is traded on The Nasdaq National Market™ under the symbol “IMCO.” IMPCO’s executive offices are located at 16804 Gridley Place, Cerritos, California 90703.

IMPCO’s telephone number is (562) 860-6666. IMPCO’s website is http://www.impcotechnologies.com. The information on IMPCO’s website does not constitute part of this prospectus.

About BRC, S.r.l.

B.R.C. Società a Responsibilità Limitata

Via La Morra, 1

12062 Cherasco (Cn)

Italy

39-0172-486520

BRC, S.r.l. (“BRC”), is a limited liability company formed in 2001 under the laws of the Republic of Italy. BRC has seven subsidiaries worldwide, including its primary operating subsidiary, M.T.M., an Italian limited liability company formed in 1977 and headquartered in Cherasco, Italy. MTM, through its wholly-owned subsidiary BRC Gas Equipment, designs, manufactures and markets components and systems for converting internal combustion engines from liquid fuels such as gasoline and diesel, to economical and clean burning liquefied petroleum gas or compressed natural gas. Since MTM was established in 1977, the enterprise has grown to become a major provider of BRC brand fuel systems, components and ancillary products to convert automobiles to using gaseous fuels. MTM markets its BRC brand products in more than 60 countries in all continents.

MTM initially manufactured and sold control valves for use with liquefied petroleum gas. In the 1980’s MTM broadened its product range to include a complete range of liquefied petroleum gas and compressed natural gas components used to convert automobiles to use gaseous fuel. In 1991, BRC was among the first companies to develop and market electronic fuel control systems for gaseous fuel metering to optimize the performance of vehicles. By 1996, BRC was a leader in developing and commercializing liquefied petroleum gas and compressed natural gas fuel injection systems which further improved the performance of automobiles using gaseous fuels.

BRC employs 363 employees operating in three plants encompassing 312,000 square feet. They sell their products through 100 distributors, dealers and agents forming a worldwide sales network. Their products are also sold directly to over 24 automobile original equipment manufacturing companies in 60 countries.

In addition to the sale of gaseous fueling components and systems to OEM’s, BRC performs vehicle conversions in a large in-house installation facility where new vehicles are converted to use gaseous fuels on behalf of different OEM’s. BRC’s conversion process is designed to meet the stringent quality standards set by the OEM’s. BRC has developed well-established alliances with major automobile manufacturers. BRC’s OEM customers include: PSA Peugeot-Citroën, Ford, Jaguar, DaimlerChrysler, MAN, Volkswagen, FIAT-Tofas, Mitsubishi, Daewoo Motors, Maruti Suzuki, Dewan-Hyundai, and Lada in Europe and Asia. Sales in the European Union and Eastern Europe account for 75% of BRC’s revenues, while Asia and South America account for 25%.

BRC manufactures a range of products for converting vehicles from gasoline to liquefied petroleum gas and compressed natural gas to meet a wide range of market requirements, from the simple systems for carburetor vehicles to highly sophisticated systems for Euro IV vehicles equipped with electronic control and diagnostics capabilities. BRC’s research and development capabilities include advanced drawing systems, laboratories for static and dynamic tests and various types of vehicle and emission test benches equipped with modal analysis systems. The products are designed and manufactured in accordance with the high quality standards required by automotive OEM’s including UNI EN ISO 9001:2000 and the European Economic Community anti-pollution (Euro III and Euro IV) and EMC norms.

BRC considers in-house knowledge of every phase of product conception, development and production to be a strategic part of the process to decrease costs. Major components required to convert vehicles from gasoline to liquefied petroleum gas and compressed natural gas are developed and produced by BRC. BRC’s products include: pressure regulators, vaporizers, electrical lock-offs, injectors, filling valves, multi-valves, cylinder valves, mixers, electronic control units for different purposes such as engine management, emulation, fuel control, spark timing, and switches level gauges, pressure sensors. Fuel tanks are supplied by vendors.

The BRC business strategy is to:

•	Develop and maintain a full technical capability in house to develop and manufacture new products in order to reduce technological dependence from external suppliers.

•	Maintain a leading product position through innovation and investment in research and development and application engineering.

•	Maintain and grow manufacturing processes which are vertically integrated, which would include machining, assembly of products and manufacture of electronics, to realize the competitive advantages of production flexibility, speed in product development to commercialization and low cost in comparison to competitors.

•	Develop and establish strong supplier relationships with automotive OEM companies.

BRC Will Become a Wholly-Owned Subsidiary of IMPCO (See page 44).

The purchase agreement provides for the purchase of the founders’ interest from the founders, each of whom is an affiliate of IMPCO. We previously had purchased the IMPCO interest for approximately $23.8 million in a series of related transactions between October 2, 2002 and July 29, 2003. The terms of the current acquisition include a cash payment to the founders amounting to approximately US$10 million and an issuance to the founders of 5,098,284 shares of IMPCO’s common stock. The total value of this consideration as of October 22, 2004, the date of the purchase agreement, was approximately $37.6 million, and based on IMPCO’s closing stock price on January 24, 2005, the total value of that consideration was approximately $40.3 million. After the acquisition, BRC will be a wholly-owned subsidiary of IMPCO. The directors of IMPCO before the acquisition will continue to serve as the directors of IMPCO following the acquisition, and the founders will be entitled to designate one additional director who meets the definition of “independent director” under Nasdaq Rule 4200(a)(15).

The equity interest purchase agreement is attached as Annex A to this document, and the various amendments to the purchase agreement are attached as Annexes B through D, respectively. IMPCO encourages you to read the purchase agreement and the amendments, along with the other documents delivered with or incorporated by reference in this proxy statement/prospectus, in their entirety.

Special Shareholder Meeting (See page 42).

The special shareholder meeting will be held at IMPCO’s principal executive offices located at 16804 Gridley Place, Cerritos, California, on                     , 2005 at 1:30 p.m. Pacific time. At the meeting you will be asked to consider and vote upon the proposed purchase of the founders interests and certain arrangements that are to be entered into between IMPCO and the founders in connection with the acquisition, including an employment agreement between IMPCO and Mariano Costamagna, an employment agreement between MTM, a wholly-owned subsidiary of BRC, and Pier Antonio Costamagna, the MTM amounting to US$22 million, a guaranty by Mariano Costamagna and Pier Antonio Costamagna of IMPCO’s obligations under the loan, a pledge by IMPCO in favor of Mariano Costamagna and Pier Antonio Costamagna of the IMPCO interest and the founders’ interest, and to consider and act upon such other matters as may properly come before the meeting or any adjournment of the meeting.

You will be entitled to vote at the IMPCO special meeting if you owned IMPCO common stock at the close of business on                     , 2005. As of that date there were              shares of IMPCO common stock entitled to be voted at the special meeting.

Approval of the Acquisition Requires the Affirmative Vote of a Majority of the Outstanding Shares of IMPCO Common Stock Present and Voting at a Meeting at which a Quorum is Present (See page 41).

In order to approve the acquisition and the related agreements and transactions described in this proxy statement/prospectus, we must have a quorum of at least one-third of IMPCO’s outstanding common stock entitled to vote at the meeting, and at least a majority of the shares present and voting on the matter must be voted in favor of approval. As of the record date for the meeting, directors and executive officers of IMPCO, and their affiliates, owned approximately             % (excluding shares issuable upon exercise of outstanding options and warrants) of the outstanding shares of IMPCO common stock, and the founders, excluding shares issuable in connection with the purchase transaction, and without giving effect to the equity offering on which this transaction is conditioned, owned approximately             %.

What the Founders Will Receive in the Acquisition (See page 44).

Under the purchase agreement IMPCO will issue 5,098,284 shares of its common stock and pay approximately US$10.0 million to the founders in exchange for the founders’ interest. The total consideration value as of the date of the agreement was approximately $37.6 million, and based on the closing price of IMPCO common stock on January 21, 2005, the value of that consideration was approximately $40.2 million.

Founders’ Employment Agreements (See page 44).

As a condition to the closing of the purchase of the founders’ interests, each of the founders is to enter into an employment agreement. Mariano Costamagna has entered into an employment agreement with IMPCO which became effective on January 1, 2005 under which he became Chief Executive Officer of IMPCO. Mariano Costamagna’s employment agreement will continue through May 31, 2009, and his initial salary is US$360,000 annually. In addition, if Mariano Costamagna’s employment is terminated other than for cause, or if he resigns for good reason (as each of those terms is defined in the employment agreement) before May 31, 2009, we will be required to pay him liquidated damages in the amount of US$5 million, subject to certain reductions if the termination occurs at a time when he owns less than 80% of the stock issued to him in this transaction and in connection with the purchase of the IMPCO interest. With certain limited exceptions, the termination of Mariano Costamagna’s or the material breach by IMPCO of his employment agreement constitutes an event of default under the MTM loan.

Pier Antonio Costamagna will enter an employment agreement effective at the closing pursuant to which he will become chief engineering officer of MTM through May 31, 2009. His annual salary will be US$360,000, but he will not have the benefit of the liquidated damages provisions that apply to Mariano Costamagna’s employment agreement, nor will termination or breach constitute a default under the MTM loan.

Please see “The Acquisition—Founders’ Employment Agreements” beginning on page 44 for a more detailed discussion of the employment agreements to be entered into by the founders at the closing of the acquisition.

The MTM Loan (See page 45).

On December 22, 2004 we entered into a loan agreement with MTM pursuant to which we borrowed US$22 million from MTM at a rate equal to EURIBOR plus 1.5% per annum, payable in quarterly installments of principal and interest over 5 years. The proceeds of the loan were used to retire approximately US$22 million of our outstanding senior subordinated secured note, including prepayment premium and accrued but unpaid interest. The loan, which we refer to in this proxy statement/prospectus as the “MTM loan,” provides for quarterly payments of principal and interest, with the principal payments on the schedule set forth below, along with all accrued but unpaid interest. The loan requires a $5.0 million “balloon payment” of principal and accrued but unpaid interest on the maturity date, which is December 31, 2009. The principal payment schedule is:

Quarters Ending	Quarterly Principal Payment Amount
March 31, 2005 through December 31, 2006	$650,000
March 31, 2007 through December 31, 2007	$800,000
March 31, 2008 through December 31, 2008	$1,000,000
March 31, 2009 through December 31, 2009	$1,150,000

In the event the December 31, 2009 balloon payment is not paid within 30 days after the due date therefor, then in addition to the other remedies available to MTM, the interest rate on the MTM loan increases to EURIBOR plus 5% per annum.

While the MTM loan remains outstanding, we will be restricted from incurring additional debt obligations (other than unsecured trade credit, capital leases and additional debt obligations pursuant to the senior credit facility with LaSalle Business Credit, LLC); merging, consolidating or selling our assets; purchasing, retiring or redeeming our capital stock; and making capital expenditures in excess of $2.5 million in any fiscal year. In addition, the MTM loan can be accelerated and become due and payable in case of our “default” under the loan agreement, which is defined to include the termination of Mariano Costamagna as our Chief Executive Officer for any reason (with certain limited exceptions) or a material breach by us of his employment agreement.

The Guaranty and Pledge Agreement (See page 46).

Mariano Costamagna and Pier Antonio Costamagna have agreed jointly and severally to guaranty IMPCO’s payment of the MTM loan in order to provide additional support for the loan agreement with MTM. The guaranty will continue for the entire term of the MTM loan and provides that MTM may demand full performance of the loan from the founders, jointly and severally, in case of a default by IMPCO.

In order to provide recourse for the founders in the event IMPCO defaults on the MTM loan and the founders are required under the guaranty to make payments on the loan, IMPCO has pledged to the founders the IMPCO interest and the founders’ interest (once acquired). Under the pledge agreement, if IMPCO defaults on the loan agreement and either of the founders pays any portion of the MTM loan and provides notice to IMPCO of intent to exercise any rights under the pledge agreement, then such founder has right to foreclose upon the entire BRC equity interest then owned by IMPCO. The pledge will terminate upon the repayment of the loan and discharge of the guaranty.

Certain U.S. Federal Income Tax Consequences (See page 63).

Neither the Company nor its shareholders will recognize gain or loss as a result of the payment of cash or the issuance of IMPCO common stock in exchange for the founders’ interests. IMPCO will hold the interests in BRC so acquired with a tax basis equal to the amount of cash paid and the fair market value of the IMPCO common stock transferred therefor.

IMPCO’s Board of Directors Recommends Shareholder Approval of the Acquisition.

IMPCO’s board of directors formed a special committee consisting solely of directors who had no financial or other material relationship with the founders or BRC (other, of course, than their positions as directors of IMPCO), each of whom also meets the definition of “independent director” within the meaning of applicable Nasdaq rules. That committee oversaw the negotiations of the acquisition and each of the related agreements described herein, reviewed and unanimously approved the transaction, and recommended the transaction for approval by the IMPCO board of directors. IMPCO’s board of directors believes that the acquisition, including the ancillary transactions described herein, is in the best interests of the IMPCO shareholders and has unanimously approved the equity interest purchase agreement and each of the ancillary agreements (with Mr. Costamagna abstaining in each case). IMPCO’s board of directors recommends that IMPCO shareholders vote “FOR” approval of the acquisition.

IMPCO’s Financial Advisor Has Rendered an Opinion that the Acquisition Consideration is Fair to IMPCO’s Shareholders (See page 55).

IMPCO retained Adams Harkness, Inc., an investment banking firm, to assess this transaction and to offer its opinion whether the acquisition consideration is fair, from a financial point of view, to holders of IMPCO common stock (as stockholders of IMPCO). No portion of Adams Harkness’ fees is contingent upon the closing of this transaction or upon the outcome of its opinion. At a special meeting of a special committee of IMPCO’s board of directors on October 21, 2004, Adams Harkness’ representatives attended, offered their analysis of the transaction, and delivered an opinion that the acquisition consideration is fair, from a financial point of view, to holders of IMPCO common stock (as stockholders of IMPCO). The full text of the written opinion of Adam Harkness, dated October 21, 2004, which sets forth the assumptions made, procedures followed, matters considered and limitations of the review undertaken by Adams Harkness in providing its opinion, is set forth as Annex J. Adams Harkness provided its opinion for the information and assistance of the special committee of IMPCO’s board of directors. The opinion does not constitute a recommendation to any stockholder as to any matters relating to the transaction. IMPCO urges its stockholder to read the opinion of Adams Harkness carefully and in its entirety. IMPCO has agreed to pay Adams Harkness a fee for its services in the amount of $300,000, and to indemnify Adams Harkness against certain liabilities in connection with this transaction, its opinion, and related services. Adams Harkness has agreed to act as an underwriter for the equity offering on which the acquisition is conditioned, and will be paid a fee for their services in that transaction. IMPCO’s management believes the consideration to be paid to Adams Harkness in connection with that offering will be similar to consideration typically paid in comparable transactions (including indemnification). Adams Harkness will not serve as the sole book runner or lead managing underwriter for that offering.

Interests of Certain Related Parties (See page 83).

Each of the founders is employed by MTM, a wholly-owned subsidiary of BRC, and prior to IMPCO’s purchase from the founders of the IMPCO interest in 2003, the founders and their spouses collectively owned 100% of BRC. Mariano Costamagna is also IMPCO’s Chief Executive Officer and a director. In addition, Mariano Costamagna currently holds shares representing approximately 5.6%, and Pier Antonio Costamagna holds shares representing approximately 4.5%, of IMPCO’s common stock. On January 10, 2005, the founders filed a report of beneficial ownership on Schedule 13D reflecting their current ownership of IMPCO common stock, and reporting certain matters relating to the transaction described in this proxy statement/prospectus. The founders have reported that they intend to act in concert with respect to their acquisition, voting and disposition of IMPCO common stock and with respect to matters involving the control of IMPCO; however, there are no specific agreements among the founders reflecting their voting or disposition of their IMPCO common stock, other than certain restrictions on transfer entered into in connection with the purchase of the IMPCO interest and as contemplated by the purchase agreement.

Additionally, BRC or its subsidiaries are parties to certain agreements with the founders or their affiliates. See “Certain Relationships and Related Party Transactions” beginning at page 83 below.

The Acquisition Is Expected to Occur in the First Quarter of 2005 (See page 46).

The acquisition is expected to occur at 5:00 p.m. Eastern time on March 25, 2005 or, if all of the conditions to closing have not been satisfied or waived prior to this time, at 5:00 p.m. Eastern time on the third business day after all closing conditions have been satisfied or waived. However, IMPCO cannot assure you when or if the acquisition will occur.

Completion of the Acquisition Is Subject to Satisfaction or Waiver of Certain Conditions (See page 46).

Completion of the acquisition is subject to the satisfaction or waiver of certain conditions including, among others:

•	Approval of the purchase agreement by IMPCO shareholders holding a majority of the outstanding shares of IMPCO common stock present and voting on the matter at a meeting at which a quorum is present;

•	The absence of any change, effect, event, occurrence or state of facts that is, or is reasonably likely to be, materially adverse to the business, financial condition, assets, results of operations or prospects of IMPCO or BRC and their respective subsidiaries taken as a whole, other than any change, effect, event, occurrence or state of facts relating to the economy in general;

•	IMPCO must have completed an equity financing with proceeds to IMPCO (net of discounts, commissions, finders’ fees, legal and accounting fees, and other expenses) of $15 million;

•	IMPCO must have appointed to its board of directors a person nominated by the founders who meets the definition of “independent director” within the meaning of applicable Nasdaq rules;

•	Pier Antonio Costamagna must enter into an employment agreement with MTM;

•	IMPCO must receive a legal opinion from Grosso, De Rienzo, Riscossa, Gerlin é Associati, counsel to BRC, and the founders must receive a legal opinion from Davis Wright Tremaine LLP, counsel to IMPCO, about certain legal matters; and

•	Each of the founders must convey to BRC any and all intellectual property rights owned, developed or held by them in connection with the current, past and anticipated business of BRC and MTM.

Termination of the Purchase Agreement (See page 49).

IMPCO and the founders can mutually agree to abandon the acquisition (and terminate the purchase agreement) at any time before the acquisition is completed, even after shareholder approval. Also, either the founders (acting unanimously) or IMPCO can decide, without consent, to abandon the acquisition in certain situations, including:

•	The non-terminating party (including, in the case of a termination by IMPCO, BRC or either of the founders) misrepresents, breaches or fails to perform in any material respect any of its representations, covenants or other agreements contained in the purchase agreement, and the misrepresentation, breach or failure is not cured within 20 days following delivery to the defaulting party of written notice of the default (or earlier if the default, by its nature, cannot be cured or the party in default fails to continually use commercially reasonable efforts to cure the default);

•	The acquisition has not been completed by April 30, 2005;

•	A law, regulation or court order renders the completion of the acquisition illegal or likely to have a material adverse effect on a party to the acquisition; or

•	IMPCO’s board of directors determines that its fiduciary duties require it to abandon the acquisition.

Each party’s remedies for breaches of representations and warranties by the other party which are discovered before closing are limited to a termination of the purchase agreement. This means that a party that discovers before closing a material breach of the other party’s representations and warranties must elect either to terminate the purchase agreement, or to close the transaction and forego its other remedies.

Effect of Acquisition on Rights of BRC Equity Holders.

The rights of the BRC equity holders are governed by Italian law and by BRC’s bylaws. After completion of the acquisition, IMPCO’s ownership of BRC equity interest will continue to be governed by Italian law; however, the rights of the founders, with respect to their IMPCO common stock, will be governed by Delaware law, as well as by IMPCO’s certificate of incorporation and bylaws. There are some substantive and procedural differences that will affect the rights of BRC equity holders.

The Acquisition Will Be Accounted for Under the Purchase Method of Accounting (See page 65).

The acquisition will be accounted for under the purchase method of accounting, as that term is used under accounting principles generally accepted in the United States. Among other things, this means IMPCO will record an intangible asset in the amount of that difference between the purchase price and the fair market value of BRC’s net assets and liabilities as of the closing date, and will periodically test that asset for impairment. If the asset is later found to be impaired, IMPCO will record a non-cash charge against operating income as a means of adjusting for any such decline in that value.

Appraisal Rights.

Neither IMPCO shareholders nor the BRC equity holders will have appraisal rights in connection with the transaction.

Share Information and Market Prices (See page 25).

IMPCO’s common stock is listed on the Nasdaq National Market under the trading symbol “IMCO.” On October 21, 2004, the last full trading day prior to the public announcement of the purchase agreement, the last reported sale price for IMPCO’s common stock was $5.69 per share. On January 24, 2005, the last practicable date prior to the filing of this proxy statement/prospectus, the last reported sale price for IMPCO’s common stock was $5.95 per share.

BRC’s equity interests are not publicly traded. As a result, there is no market price data for BRC’s equity interests.

FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document, may contain forward-looking statements. These forward-looking statements include, but are not limited to, (i) statements about the expected benefits of the acquisition, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the acquisition; (ii) statements about IMPCO’s plans, objectives, expectations and intentions, and other statements that are not historical facts; and (iii) other statements reflecting prospects or expectations, some of which may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on management’s current beliefs and expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond IMPCO’s or BRC’s control. In addition, these forward-looking statements are subject to assumptions about future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially and adversely from the anticipated results or other expectations expressed in the forward-looking statements:

•	the anticipated growth opportunities and cost savings from the acquisition may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the acquisition, including adverse developments in relationships with employees, may be greater than expected;

•	adverse or burdensome governmental or regulatory policies may be enacted; and

•	competition from other companies in IMPCO’s markets may be greater than IMPCO expects.

Additional factors that could cause actual results to differ materially and adversely from those expressed in the forward-looking statements are discussed below under “Risk Factors,” or in IMPCO’s other reports filed with the SEC.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to IMPCO or BRC or any person acting on behalf of IMPCO or BRC are expressly qualified in their entirety by the cautionary statements listed above. Neither IMPCO nor BRC undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

SELECTED HISTORICAL FINANCIAL INFORMATION OF IMPCO

The following selected financial information for the fiscal years ended April 30, 1999, 2000, 2001 and 2002, the eight months ended December 31, 2002 and the fiscal year ended December 31, 2003 is derived from audited consolidated financial statements of IMPCO. The financial information as of and for the nine months ended September 30, 2003 and 2004 is derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which IMPCO considers necessary for fair presentation of the financial results of operations for such periods. The operating results for the unaudited nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2004. The financial data below should be read in conjunction with the respective financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

(in thousands of U.S. dollars except per share data)	Fiscal Year Ended April 30,				Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003	Nine Months Ended September 30,
	1999	2000	2001	2002			2003	2004
Statement of Operations:
Revenue	$62,358	$90,475	$80,539	$67,676	$46,421	$74,740	$56,581	$91,146
Cost and expenses:
Cost of sales	36,832	54,718	49,499	44,542	33,071	51,780	38,247	66,874
Research and development expense	2,710	2,620	5,870	5,856	2,635	3,803	2,693	3,190
Selling, general and administrative	12,420	17,849	18,562	19,676	11,922	19,638	13,036	13,279

Operating income (loss)	10,396	15,289	6,610	(2,399)	(1,207)	(481)	2,605	7,803
Interest expense	1,213	1,524	1,088	1,164	995	4,039	2,808	4,163
Interest income	43	82	1,309	236	112	—	—	—
Gain on sale of subsidiary(1)	2,169	—	—	—	—	—	—	—
Income (loss) from continuing operations (net of tax)(4)	9,161	10,033	3,674	(2,220)	(25,279)	(6,900)	(970)	2,006
Loss on discontinued operation (net of tax)	(2,830)	(6,968)	(16,777)	(25,016)	(3,115)	—	—	—
Net income (loss)	6,311	3,065	(13,103)	(27,237)	(28,394)	(6,900)	(970)	2,006

Dividends on preferred stock	531	—	—	—	—	—	—	—
Net income (loss) applicable to common stock	$5,800	$3,065	$(13,103)	$(27,237)	$(28,394)	$(6,900)	$(970)	$2,006
Net income (loss) per share(1)(2):
Basic:
Income (loss) from continuing operations	$1.26	$1.18	$0.37	$(0.20)	$(1.76)	$(0.41)	$(0.06)	$0.11
Loss from discontinued operation	$(0.39)	$(0.82)	$(1.69)	$(2.25)	$(0.22)	—	—	—
Net income (loss)	$0.80	$0.36	$(1.32)	$(2.45)	$(1.98)	$(0.41)	$(0.06)	$0.11
Diluted:
Income (loss) from continuing operations	$1.03	$1.09	$0.33	$(0.20)	$(1.76)	$(0.41)	$(0.06)	$0.10
Loss from discontinued operations	$(0.32)	$(0.76)	$(1.52)	$(2.25)	$(0.22)	—	—	—
Net income (loss)	$0.71	$0.33	$(1.19)	$(2.45)	$(1.98)	$(0.41)	$(0.06)	$0.10
Number of shares used in per share computation(2)(3):
Basic	7,293	8,489	9,935	11,098	14,376	16,643	16,443	18,595
Diluted	8,976	9,232	11,049	11,098	14,376	16,643	16,443	19,704
Balance Sheet Data:
Total current assets	$52,120	$73,385	$79,636	$61,825	$35,243	$44,129	$38,566	$52,983
Total assets	73,562	95,016	120,763	123,449	75,978	101,136	94,673	109,889
Total current liabilities	16,892	23,756	28,089	33,110	24,038	21,990	21,470	27,839
Long-term obligations	13,894	23,344	7,998	5,393	101	19,195	18,026	20,462
Stockholders’ equity	41,449	45,379	82,631	82,678	49,622	57,129	52,483	58,950

(1)	Represents gain on the sale of 49% interest in IMPCO BV by BERU Aktiengesellschaft during fiscal 1999. We recorded a pre-tax gain of $2.2 million and an after-tax gain of $1.8 million or $0.20 per share.
(2)	During fiscal year 1999, all of our preferred stock was converted to common stock and diluted earnings per share was calculated as though the conversion occurred at the beginning of the year.
(3)	See Note 1 to the consolidated financial statements on Form 10-K as of December 31, 2003 incorporated by reference for an explanation of the method used to determine the number of shares used to compute the net income per share.
(4)	Includes in the eight months ended December 31, 2002, a $24.0 million valuation allowance to establish a reserve for the deferred tax assets that are recoverable within three years.

SELECTED HISTORICAL FINANCIAL INFORMATION OF BRC

The following selected financial information as of and for the fiscal years ended December 31, 2001, 2002, and 2003 is derived from audited consolidated financial statements of BRC. The financial information as of and for the fiscal years ended December 31, 1999 and 2000 and the nine months ended September 30, 2003 and 2004 is derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, that BRC considers necessary for fair presentation of the financial results of operations for such periods. The operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2004. The financial data below should be read in conjunction with the respective financial statements of BRC and the notes thereto attached to this prospectus/proxy statement.

	Fiscal Year Ended December 31,					Nine Months Ended September 30,
(in thousand of euros)	1999	2000	2001	2002	2003	2003	2004
Statement of Operations:
Revenue	€39,568	€68,675	€34,321	€34,685	€32,047	€25,039	€31,598
Cost and expenses:
Cost of materials	18,482	30,472	15,357	17,262	16,616	13,557	15,624
Cost of external services	6,217	12,295	6,365	6,185	6,082	5,036	5,406
Salaries, wages and employee benefits	5,355	9,086	8,186	7,809	7,814	5,581	6,457
Depreciation and amortization	1,063	2,161	1,384	1,058	1,084	766	891
Other operating expenses	207	379	834	394	617	274	133

Operating income (loss)	8,244	14,282	2,195	1,977	(166)	(175)	3,087
Interest expense	198	98	926	694	305	236	69
Interest income	35	176	40	37	92	86	70
Foreign exchange (gain) loss	—	—	1,048	1,948	299	(42)	50

Net income (loss)	€4,629	€8,505	€(522)	€(1,078)	€(1,029)	€(700)	€1,827

Balance Sheet Data:
Total current assets	€24,489	€34,660	€30,425	€27,321	€18,668	€21,423	€30,927
Total assets	31,099	44,715	42,427	33,042	25,980	28,920	37,741
Total current liabilities	19,243	23,216	15,736	11,074	4,908	7,411	14,711
Long-term obligations, less current portion	—	—	4,617	950	976	998	771
Stockholders’ equity	10,827	20,197	19,687	18,766	17,763	18,122	19,748

PRO FORMA COMBINED UNAUDITED FINANCIAL INFORMATION

Introduction to Unaudited Combined Pro Forma Financial Information

The following tables set forth unaudited combined financial information for IMPCO and BRC on an historical basis and our financial information on a pro forma basis reflecting the acquisition by us of the remaining 50% equity interests in BRC, accounted for as a purchase as if the acquisition had occurred on September 30, 2004 with respect to the balance sheet data and as of January 1, 2003 with respect to the statement of operations data. This information is only a summary and should be read in conjunction with the historical financial statements of IMPCO and BRC, including the respective notes thereto, incorporated by reference in this prospectus supplement. See “Where You Can Find More Information.” The per share pro forma data in the following table are presented for comparative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the acquisition been completed during the periods, or as of the date for which this pro forma data is presented. Actual future results may be materially different from pro forma results. Differences could arise from many factors, including, but not limited to, those related to our operations as a separate public company, competition in our business, the impact of changes to regulations governing vehicle emissions programs, our ability to control operating expenses, our capital structure, the timing of our success or failure in closing the BRC acquisition, this offering and other changes.

The IMPCO and BRC historical unaudited combined financial information as of and for the nine months ended September 30, 2004, have been prepared on the same basis as the historical information derived from audited financial statements, and in the opinion of their respective management, contain all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of results of operations for such periods.

Unaudited pro forma condensed combined balance sheet

The pro forma condensed combined balance sheet as of September 30, 2004 is presented on the basis of the unaudited consolidated balance sheets for IMPCO and BRC as of September 30, 2004, respectively, in thousands of U.S. Dollars. The BRC balance sheet was translated at the prevailing exchange rate at September 30, 2004 of 1.23 U.S. Dollars to the Euro. The unaudited pro forma adjustments were derived for the balance sheet as if each of (1) the 50% acquisition of the remaining equity interest in BRC by IMPCO, (2) the prepayment by IMPCO of the Bison secured senior subordinated promissory note of approximately $21.6 million and (3) the receipt by BRC of loan proceeds in the amount of $13.0 million from Italian lenders had all occurred on September 30, 2004 and (4) the receipt of net proceeds of a $22.0 million equity offering by IMPCO. The BRC loan was concluded on December 22, 2004 in the amount of €10.0 million or approximately $13.0 million.

The allocation of the purchase price is preliminary and will be adjusted based on the final assessment of the intangible assets.

IMPCO TECHNOLOGIES, INC.

UNAUDITED PRO FORMA CONDENSED

COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2004

	IMPCO	BRC	Pro Forma Adjustments	Ref.	Pro Forma Combined
Assets
Current Assets:
Cash and cash equivalents	$6,781	$13,247	$22,000	(a)
			(10,435)	(b)
			(21,625)	(d)
			13,000	(e)	$22,968
Accounts receivable, net	27,094	12,779			39,873
Inventory, net	16,834	10,431			27,265
Prepaid expenses and other	2,145	1,086			3,231
Deferred income taxes	129	593	(593)	(c)	129

Total Current Assets	52,983	38,136	2,347		93,466

Property, plant and equipment	27,158	18,222	(6,313)	(c)	39,067
Less: accumulated depreciation	19,282	13,613	(13,613)	(c)	19,282

Net property, plant and equipment	7,876	4,609	7,300		19,785

Net goodwill and intangibles	9,901	—	32,427	(c)	42,328
Deferred tax assets, net	9,058	—	—		9,058
Investment in affiliates	26,532	1,011	38,035	(b)
			(63,607)	(c)	1,971
Other assets	3,539	2,783	(1,675)	(d)	4,647

Total Assets	$109,889	$46,539	$14,827		$171,255

IMPCO TECHNOLOGIES, INC.

UNAUDITED PRO FORMA CONDENSED

COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2004

	IMPCO	BRC	Pro Forma Adjustments	Ref.	Pro Forma Combined
Liabilities and Stockholders Equity
Current Liabilities:
Accounts payable	$10,241	$14,096	$—		$24,337
Accrued payroll obligations	2,833	—	—		2,833
Other accrued expenses	4,423	3,754	—		8,177
Current revolving line of credit	9,943	—	—		9,943
Current portion—debt and leases	399	291	—		690

Total Current Liabilities	27,839	18,141	—		45,980
Term loans	18,968	951	(122)	(c)
			2,096	(d)
			(20,625)	(d)
			13,000	(e)	14,268
Capital leases	164	—	—		164
Other liabilities	1,330	3,096	—		4,426
Minority interest	2,638	—	—		2,638
Stockholders equity:
Common stock	19	1,850	4	(a)
			5	(b)
			(1,850)	(c)	28
Additional paid in capital	132,780	272	21,996	(a)
			27,595	(b)
			(272)	(c)
			1,786	(d)	184,157
Shares held in the treasury	(360)	—	—		(360)
Accumulated (deficit) earnings	(72,994)	21,936	(21,936)	(c)
			(6,557)	(d)	(79,551)
Accumulated comprehensive income(loss)	(495)	293	(293)	(c)	(495)

Total stockholders’ equity	58,950	24,351	20,478		103,779

Total Liabilities and Stockholders’ Equity	$109,889	$46,539	$14,827		$171,255

Unaudited pro forma condensed combined statement of operations

The unaudited pro forma condensed combined statements of operations are intended to provide additional information regarding the effect of the pro forma adjustments on the condensed combined financial statements. The statements of operations for the year ended December 31, 2003 and for the nine months ended September 30, 2004 both present unaudited pro forma adjustments that were derived as if each of (1) the 50% acquisition of the remaining equity interest in BRC by IMPCO, (2) the prepayment by IMPCO of the Bison secured senior subordinated promissory note of approximately $21.6 million and (3) the receipt by BRC of loan proceeds in the amount of $13.0 million from UniCredit Banca Medio Credito S.p.A. (“UniCredit”) had all occurred on January 1, 2003.

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENTS OF OPERATIONS

OF IMPCO TECHNOLOGIES, INC. AND BRC SRL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

	IMPCO	BRC	Pro Forma Adjustments	Ref.	Pro Forma Combined
Revenue	$91,146	$38,738	—		$129,884
Costs and expenses	83,343	35,015	933	(j)	119,291

Operating income (loss)	7,803	3,723	(933)		10,593
Interest (income)	—	(86)	65	(k)	(21)
Interest expense	4,163	85	(3,291)	(k)	957

Income from operations before equity share and income taxes	3,640	3,724	2,293		9,657
Equity share in (income) loss of unconsolidated affiliates	(718)	(310)	907	(l)	(121)
Income tax expense	1,498	1,795	1,025	(m)	4,318

Income from operations before minority interest	2,860	2,239	361		5,460

Minority interest in income (loss) of consolidated Subsidiaries	853	—	—		853

Net income	$2,007	$2,239	$361		$4,607

Net income per share:
Basic	$0.11				$0.17

Diluted	$0.10				$0.16

Number of shares used in per share calculation:
Basic	18,595		9,098	(i)	27,693

Diluted	19,704		9,098	(i)	28,802

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENTS OF OPERATIONS

OF IMPCO TECHNOLOGIES, INC. AND BRC SRL

FOR THE YEAR ENDED DECEMBER 31, 2003

	IMPCO	BRC	Pro Forma Adjustments	Ref.	Pro Forma Combined
Revenue	$74,740	$36,280	—		$111,020
Costs and expenses	75,221	36,806	1,265	(f)	113,292

Operating loss	(481)	(526)	(1,265)		(2,272)
Interest (income)	—	(96)	73	(g)	(23)
Interest expense	4,039	337	(1,328)	(g)	3,048

Income (loss) from operations before equity share and income taxes	(4,520)	(767)	(10)		(5,297)
Equity share in losses of unconsolidated affiliates	1,107	159	(862)	(h)	404
Income tax expense	668	239	127	(m)	1,034

Income (loss) from operations before minority interest	(6,295)	(1,165)	725		(6,735)

Minority interest in income (loss) of consolidated Subsidiaries	605	—	—		605

Net income (loss)	(6,900)	$(1,165)	$725		(7,340)

Net loss per share:
Basic	(0.41)				(0.29)

Diluted	(0.41)				(0.29)

Number of shares used in per share calculation:
Basic	16,643		9,098	(i)	25,741

Diluted	16,643		9,098	(i)	25,741

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The notes to the unaudited pro forma condensed combined financial statements that follow are intended to provide additional information regarding the effect of the pro forma adjustments on the condensed combined financial statements. The unaudited pro forma condensed combined financial statements give effect to IMPCO acquiring the remaining 50% ownership interest in BRC as of September 30, 2004 for the balance sheet and as of January 1, 2003 for the statements of operations for the fiscal year ended December 31, 2003 and the nine months ended September 30, 2004.

(a) Gives effect to the revised net cash proceeds of approximately $22.0 million, net of approximately $1.0 million in transaction costs, resulting from a public offering and issuance of approximately 4.0 million shares of IMPCO’s common stock.

(b) Gives effect to the $37.6 million purchase price for the remaining 50% equity interest in BRC by IMPCO. The purchase price consists of cash in the amount of $10.0 million and approximately 5.1 million shares of IMPCO common stock valued at $27.6 million as of October 22, 2004. Investment in affiliates on the balance sheet also includes direct acquisition costs of $435,000 for the fairness opinion provided to the IMPCO board of directors and up to $135,000 in legal expenses incurred by BRC to be paid by IMPCO.

(c) Gives effect to the acquisition of the 50% equity interest in BRC in accordance with the purchase method of accounting for business combinations. In July 2003, IMPCO acquired a 50% interest in BRC and has accounted for the acquisition of BRC using the equity method of accounting, which gave rise to an amount of $25.6 million corresponding to IMPCO’s investment in BRC as part of investment in affiliates on IMPCO’s September 30, 2004 consolidated balance sheet. With the acquisition of the remaining 50% of BRC, IMPCO is required to fully consolidate the financial results of BRC. In accordance with the purchase method of accounting, IMPCO shall (1) allocate the combined purchase prices of $25.6 million and $37.6 million for the July 2003 50% acquisition and the October 22, 2004 50% acquisition, respectively, and identified direct expenses related to the remaining 50% acquisition of BRC totaling $435,000 over the fair value of the net assets and liabilities acquired, (2) eliminate fully upon consolidation the revised investment in BRC totaling $63.6 million, (3) adjust property, plant and equipment by a net effect of $7.3 million to reflect an adjustment of fixed assets from net book value to fair value, (4) adjust the carrying value of term loans by a net effect of $0.1 million to reflect a below market rate on approximately $1.2 million of Ministry of Industry loans at interest rates below market, (5) eliminate $0.6 million in deferred tax asset based on preliminary assessment of the recoverability of deferred taxes following the acquisition, and (6) recognize separately as goodwill on the consolidated balance sheet an amount of $32.4 million representing the excess of the purchase prices of 100% of BRC over the fair value of the net assets and liabilities acquired of approximately $31.2 million. The allocation of the purchase price is preliminary and will be adjusted based on the final assessment of the intangible assets. The determination of goodwill for the initial 50% acquisition was based on the purchase price allocation used in July 2003 when the initial 50% acquisition of BRC was completed. The following table sets forth the determination of goodwill (in thousands of U.S. Dollars) based on the excess of purchase price over the fair value of the net assets and liabilities acquired:

Fair value of net asset and liabilities acquired:
BRC net assets and liabilities acquired		$24,351
Fair value adjustment for fixed assets	7,878
Less: amortization expense July 2003 to September 30, 2004	578	7,300

Fair value adjustment of subsidized Ministry of Industry loans	132
Less: amortization expense July 2003 to September 30, 2004	10	122

Fair value adjustment of deferred tax asset		(593)

Total		31,180

Excess of purchase price over fair value of net asset and liabilities acquired		$32,427

(d) Gives effect to the prepayment of the Bison secured senior subordinated promissory note in the amount of approximately $21.6 million including a principal amount of $20.0 million and accrued interest of approximately $0.6 million and a 5% prepayment penalty of $1.0 million. Interest expense is recorded as a reduction of accumulated earnings on the unaudited pro forma condensed combined balance sheet in the amount of approximately $6.6 million consisting of (1) a prepayment penalty of $1.0 million, (2) $2.1 million relating to the acceleration of debt expense associated with the Bison loan discount of $2.8 million, (3) a write-off of $1.7 million in connection with unamortized deferred charges related to the Bison loan and (4) a write-off of $1.8 million related to unamortized warrant costs associated with 500,000 warrants provided to Bison in July 2003.

(e) Gives effect to the $13.0 million proceeds to cash and a corresponding long-term debt obligation on the part of BRC in connection with loan agreements with UniCredit. This loan agreement was concluded on December 22, 2004 in the amount of €10.0 million or approximately $13.0 million.

(f) Gives effect to depreciation expense of $788,000 and $477,000 related to the cost differential between the acquired book value of property, plant and equipment for BRC of approximately $4.6 million and its appraised value of approximately $12.5 million and the effect on operating expense for the increased salaries during 2003 for Mariano and Piero Costamagna, respectively. A remaining useful life of 10 years is used to amortize the gross fair value adjustment of approximately $7.9 million for the fixed asset adjustment and the employment agreements that take effect immediately following the acquisition, Messrs. Costamagna salaries increase from approximately $120,500 to $360,000.

(g) Gives effect to reduced interest expense of $1.3 million on the unaudited pro forma condensed combined statement of operations for 2003 related to actual interest paid to Bison during the period of July 2003 to December 2003 in the amount of $1.0 million and actual amortization expense of prepaid interest costs related to the Bison loan in the amount of $0.8 million offset by increased interest expense related to the BRC loan of $13.0 million (see note (e)) at an interest rate of 3.7% per annum in the amount of approximately $0.5 million and the amortization of the fair value adjustment of the Ministry of Industry loans in the amount of approximately $15,000, respectively. A pro forma adjustment to reduce interest income is recognized in the amount of $73,000 related to the reduced cash holdings of BRC during 2003 following the advance to IMPCO in the form of an intercompany loan an amount totaling $13.0 million. The following table sets forth the pro forma adjustments for 2003 (in thousands of U.S. dollars):

Fiscal year ended December 31, 2003		Amount
		(000’s)
Interest expense during 2003 related to the Bison loan recognized as a pro forma (reduction) of interest expense:
Interest paid to Bison	$(1,044)
Amortization of loan discount	(233)
Amortization of stock warrants issued	(290)
Amortization of debt issuance costs	(257)	(1,824)

Interest expense related to the BRC $13.0 million loan recognized as an increase to interest expense in 2003		481

Interest expense related to the amortization of the fair value adjustment of the Italian Ministry of Industry loans in 2003		15

Pro forma interest expense adjustment		$(1,328)

Pro forma interest (income) adjustment during 2003 reflecting reduced interest income due to $13.0 million in cash reserves loaned to IMPCO at the time of acquisition		$73

(h) Gives effect to $0.9 million of reduced equity share in loss of unconsolidated affiliate on the unaudited pro forma condensed combined statement of operations for 2003.

This adjustment consists of IMPCO’s 50% share in the actual losses of BRC in the amount of $544,000 recognized on the 2003 statement of operations of IMPCO for the period of July 2003 through December 2003. The pro forma adjustment also reflects the reduction of the actual amortization expense recorded from July 2003 to December 2003 in the amount of $318,000 in relation to the amortization of the cost differentials for property, plant and equipment and the subsidized interest rates related to the Italian Ministry of Industry loans.

(i) Gives effect to the additional shares outstanding during 2003 and for the nine months ended September 30, 2004 in the amount of 9.1 million shares resulting from the issuance of approximately 5.1 million shares to the sellers of the remaining 50% in BRC and approximately 4.0 million shares issued in connection with the $22.0 million public offering.

(j) Gives effect to $591,000 and $342,000 of depreciation expense related to the cost differential between the acquired book value of property, plant and equipment for BRC of approximately $4.6 million and its appraised value of approximately $12.5 million and the effect on operating expense for the increased salaries during the nine months ended September 30, 2004 for Mariano and Piero Costamagna, respectively. A remaining useful life of 10 years is used to amortize the gross fair value adjustment of approximately $7.9 million for the fixed asset adjustment and the employment agreements that take effect immediately following the acquisition, Messrs. Costamagna salaries increase from approximately $120,500 to $360,000.

(k) Gives effect to $3.3 million of reduced interest expense on the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2004 related to actual interest paid to Bison in the amount of $1.7 million, actual amortization expense of prepaid interest costs related to the Bison loan in the amount of $1.4 million and PIK interest totaling $0.6 million in connection to loan defaults that occurred in 2003 offset by increased interest expense related to the BRC loan of $13.0 million (see note (e)) at an interest rate of 3.7% per annum in the amount of approximately $0.4 million and the amortization of the fair value adjustment of the Ministry of Industry loans in the amount of approximately $11,000, respectively. A pro forma adjustment to reduce interest income is recognized in the amount of $65,000 related to the reduced cash holdings of BRC during 2004 following the advance to IMPCO in the form of an intercompany loan an amount totaling $13.0 million. The following table sets forth the pro forma adjustments for the nine months ended September 30, 2004 (in thousands of U.S. dollars):

Nine months ended September 30, 2004		Amount
		(000’s)
Interest expense during 2004 related to the Bison loan recognized as a pro forma (reduction) of interest expense:
Interest paid to Bison	$(1,688)
PIK interest resulting from covenant default	(625)
Amortization of loan discount	(422)
Amortization of stock warrants issued	(479)
Amortization of debt issuance costs	(449)	(3,663)

Interest expense related to the BRC $13.0 million loan recognized as an increase to interest expense in 2004		361

Interest expense related to the amortization of the fair value adjustment of the Ministry of Industry loans in 2004		11

Pro forma interest expense adjustment		$(3,291)

Pro forma interest (income) adjustment during 2004 reflecting reduced interest income due to $13.0 million in cash reserves loaned to IMPCO at the time of acquisition		$65

(l) Gives effect to $0.9 million of increased equity share in income of unconsolidated affiliate on the unaudited pro forma condensed combined statement of operations for 2003. This adjustment consists of IMPCO’s 50% share in the actual income of BRC in the amount of $1,177,000 recognized on the statement of operations of IMPCO for the nine months ended September 30, 2004. The pro forma adjustment also reflects the reduction of the actual amortization expense recorded during the same period of 2004 in the amount of $270,000 in relation to the amortization of the cost differentials for property, plant and equipment and the subsidized interest rates related to the Ministry of Industry loans.

(m) Gives effect to additional income tax expense in the amount of approximately $0.1 million and $1.0 million on the pro forma statements of operations for the fiscal year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. For the fiscal year ended 2003, the $0.1 million pro forma adjustment is based on 40% effective tax rate applied to a loss of $10,000 before equity share in unconsolidated affiliates and the effect of the depreciation adjustment of $327,000. The approximate $1.0 million pro forma adjustment is based on a 40% effective tax rate applied to the total of income before equity share in income of unconsolidated income of $2.4 million and the pro forma adjustment for the amortization expense of $270,000 included as part of the equity share in unconsolidated affiliates in connection with the amortization of the costs differentials for property, plant and equipment and the subsidized loans.

COMPARATIVE STOCK PRICES AND DIVIDENDS

IMPCO

IMPCO common stock is quoted on the Nasdaq National Market™ (“Nasdaq”) under the symbol “IMCO.” The table below sets forth the high and low sale prices of IMPCO common stock as reported on Nasdaq and cash dividends paid for each quarterly period during the three most recent fiscal years. Bid quotations reflect inter-dealer prices, without adjustments for mark-ups, mark-downs, or commissions, and may not necessarily represent actual transactions.

	IMPCO Common Stock
	High	Low	Cash Dividends Paid Per Share
2002
First Quarter	$22.40	$13.33	$0.00
Second Quarter	$16.48	$6.14	$0.00
Third Quarter	$9.84	$6.10	$0.00
Fourth Quarter	$9.43	$5.59	$0.00

2003
First Quarter	$4.65	$2.01	$0.00
Second Quarter	$6.15	$1.85	$0.00
Third Quarter	$8.33	$5.20	$0.00
Fourth Quarter	$8.82	$6.19	$0.00

2004
First Quarter	$9.50	$4.25	$0.00
Second Quarter	$6.70	$4.45	$0.00
Third Quarter	$6.85	$4.13	$0.00
Fourth Quarter	$7.55	$4.87	$0.00

2005
First Quarter (through January 24, 2005)	$7.75	$5.80	$0.00

The timing and amount of future dividends, if any, paid by IMPCO is subject to determination by the board of directors of IMPCO in its discretion and will depend on earnings, cash requirements and the financial condition of IMPCO and its subsidiaries, applicable government regulations and other factors deemed relevant by the board of directors. IMPCO’s ability to make dividends is limited by IMPCO’s senior credit facility. IMPCO does not expect to pay cash dividend in the foreseeable future.

As of December 31, 2004, the 18,735,627 issued and outstanding shares of IMPCO common stock were held by approximately 511 holders of record.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Forward-Looking Statements” on page 13, you should carefully consider the matters described below in determining whether to vote to approve the purchase agreement and the other transactions contemplated by the purchase agreement.

Risks Related to the Acquisition

The proposed acquisition of the remaining equity interest in BRC that we do not already own poses a number of risks and uncertainties.

Because of the closing conditions in the purchase agreement and the possibility that IMPCO or either of the founders may terminate the purchase agreement in specific instances, there can be no assurance when or if the acquisition will be completed.

The completion of the acquisition is subject to the satisfaction or waiver of a number of closing conditions including, among others, the requirements that we complete an equity financing with proceeds of $15.0 million, and that we obtain the consent of our senior secured lender. Some of the closing conditions are beyond our ability to control, such as the absence of pending or threatened litigation or events that could reasonably be expected to have a material adverse effect on the respective businesses of IMPCO and BRC. There can be no assurance that the closing conditions will be satisfied or waived. If IMPCO and the founders are unable to satisfy all the conditions or if any unsatisfied conditions are not waived, a party for whose benefit an unsatisfied condition is intended may terminate the acquisition.

In connection with the acquisition we have entered into a loan agreement that requires us to make significant cash payments to MTM.

As a condition to closing the acquisition, we were required to redeem our senior subordinated secured note due 2007, which as of December 31, 2004 carried an interest rate equal to 18.25% per annum. To eliminate that debt, we borrowed $22.0 million from MTM. The MTM loan requires that we make periodic principal and interest payments and that we retire the loan in full on or before December 31, 2009. The loan provides for quarterly payments of principal on the schedule set forth below and accrued but unpaid interest is due with each such payment. The loan requires a $5.0 million “balloon payment” of principal and accrued but unpaid interest on the maturity date, which is December 31, 2009. The payment schedule is:

Quarters Ending	Quarterly Principal Payment Amount
March 31, 2005 through December 31, 2006	$650,000
March 31, 2007 through December 31, 2007	$800,000
March 31, 2008 through December 31, 2008	$1,000,000
March 31, 2009 through December 31, 2009	$1,150,000

In the event the December 31, 2009 balloon payment is not paid within 30 days after the due date therefor, then in addition to the other remedies available to MTM, the interest rate on the MTM loan increases to 3-month EURIBOR plus 5% per annum. These payment obligations may limit our ability to invest in other aspects of our business, to maintain favorable credit terms with other creditors or may otherwise impede our cash flows.

The founders have guaranteed our performance under the MTM loan and, in connection with those guarantees, we have pledged our BRC equity interest and made certain other concessions to the founders.

Because of certain requirements arising under Italian law, the founders have jointly and severally guaranteed IMPCO’s performance under the MTM loan. In order to secure the founders’ recourse in the event that guaranty is exercised and the founders are required to make payments of the amounts due, IMPCO has pledged to the founders all of the IMPCO interest, and upon consummation of the BRC acquisition will pledge to the founders all of the founders’ interest acquired in that transaction. If IMPCO fails to perform the terms of the

MTM loan and the founders are required to fulfill their guarantees, the founders may require IMPCO to reimburse them for their payments as guarantors, or they may take possession of IMPCO’s BRC equity interest, or both. If the founders were to take possession of the BRC equity interest in total or partial satisfaction of their rights under the pledge agreement, we would likely lose our rights to participate in BRC’s earnings and assets. Under certain circumstances this eventuality could have a material adverse effect upon our earnings or our assets.

The founders failed timely to comply with certain U.S. securities regulations, the enforcement of which might delay or prohibit the consummation of the acquisition of the founders’ interest.

Section 13(d) of the Securities Exchange Act of 1934, and the regulations promulgated thereunder, impose certain filing and disclosure requirements upon persons who acquire or enter into an agreement to acquire more than 5% of a class of securities registered under Section 12 of the Exchange Act, or who acquire or agree to acquire shares of such a class with the intent to influence the management and policies of the issuer. When IMPCO acquired the initial interest in BRC, it issued to each of the founders shares representing approximately 8% of its common stock at the time of the acquisition, and the acquisition of the founders’ interest will result in our issuing to the founders shares representing up to an additional 19% in the aggregate, after giving effect to the transaction. The founders filed a report of their acquisitions and agreements to acquire IMPCO common stock on Schedule 13D on January 12, 2005. However, these reports were not filed within the filing deadlines for such reports. While Section 13(d) and the regulations thereunder do not impose obligations directly on IMPCO, Section 13(d) affords courts broad remedial powers to redress grievances occasioned by breaches of this statute. Were a court to find in favor of any claim alleging that one or more persons was disadvantaged by the founders’ failure to timely report their initial acquisition of IMPCO common stock, or were an investigation or litigation to arise in connection with this filing delay, the resulting actions might delay the closing even if shareholders were to approve the transaction, and the founders or IMPCO might incur additional legal fees and expenses, which might be material, in connection with responding to any inquiry or investigation, or with defending any such litigation.

The issuance of shares of IMPCO common stock in connection with this transaction will substantially reduce the percentage interests of IMPCO’s current shareholders.

If the transaction is completed, we will issue to the founders 5,098,284 shares of our common stock. In that event the founders will own, in the aggregate and including the shares previously issued in connection with our acquisition of the initial 50% interest in BRC, approximately 29% of our common stock. As a condition to closing, we also are required to complete an equity offering that would result in the sale of additional common stock sufficient to raise proceeds of approximately $15.0 million. Based on our common stock price as of January 20, 2005, and assuming that the offering is made without any discount to market prices, we estimate that this obligation will require us to issue an additional 4.0 million shares of common stock (excluding any shares issued in the related overallotment option). The issuance of shares in these transactions will thus significantly reduce the relative percentage interests of current IMPCO shareholders (including voting interest and liquidation and book value). In any case, the issuance of these shares may adversely impact the market value of our shares. The issuance of additional shares of IMPCO common stock in future transactions might exacerbate one or more of these impacts.

If the transaction is approved and consummated, IMPCO will become susceptible to control by significant stockholders.

As of December 31, 2004, and giving effect (as of that date) to the transaction and including the effect of the 4.0 million shares issuable in the equity offering on which the closing is conditioned, the founders collectively will hold approximately 25% of the outstanding common stock of IMPCO. In addition, Mariano Costamagna is currently Chief Executive Officer and a director, and the founders will be given the right to designate one independent director to the IMPCO’s board of directors following the consummation of the transaction. As a result, based upon the founders’ collective ownership position and employment rights, as well as its ability to designate at least two members to the board of directors (including Mr. Costamagna’s directorship), the founders will be in a position to exert significant influence over IMPCO’s affairs.

Although the founders’ ownership position and their ability to designate directors do not give the founders majority control of IMPCO, their ownership interests, particularly if coupled with the ownership interests of our affiliates, could give these individuals a voting interest in IMPCO sufficient to, among other things, allow them to:

•	exert influence over mergers, sales of assets, and other major corporate transactions as well as other matters submitted to stockholder vote;

•	discourage takeover attempts; and

•	otherwise control or influence particular matters that may be submitted to a vote of IMPCO stockholders.

At this time, IMPCO is not aware of any agreements between these individuals with respect to the ownership or voting of IMPCO common stock, and other than so reported, none of these individuals has disclosed any present intention to seek to exercise such control.

One of the founders has become our Chief Executive Officer, and that individual has not previously served as an executive officer of a public company.

Mariano Costamagna became IMPCO’s Chief Executive Officer effective as of January 1, 2005. Robert M. Stemmler, our former Chief Executive Officer, will remain Chairman of the Board of Directors and has entered into an employee consulting agreement to oversee the transition of IMPCO’s management team through April 30, 2007. Mr. Costamagna has never served as a senior executive officer in a public company and we can offer no assurances that such preparations will prove adequate. If we cannot provide for an orderly transition by assuring that IMPCO’s senior management team retains qualified executives to serve in key roles, our business may be disrupted and we may experience increased expenses, declining revenue or both. Moreover, the loan to IMPCO from MTM can be accelerated in the event that Mariano Costamagna is terminated for any reason, with certain limited exceptions for termination upon his death, or if we otherwise materially breach the employment agreement with him.

Mariano Costamagna’s employment agreement may limit IMPCO’s board of directors’ ability to effect changes in our senior management.

Mariano Costamagna, BRC’s co-founder and a director of IMPCO, has entered into an employment agreement with IMPCO, effective as of January 1, 2005, pursuant to which he became IMPCO’s Chief Executive Officer until May 31, 2009. Mariano Costamagna’s employment will include an initial base salary of $360,000 annually, as well as bonuses, benefits and expenses. If, during the term of his employment, IMPCO terminates Mr. Costamagna’s employment other than for “cause”, or if Mr. Costamagna resigns for “good reason,” IMPCO must pay Mr. Costamagna a severance payment equal to $5.0 million (subject to certain limited reductions if Mr. Costamagna sells more than 20% of the IMPCO stock he has received in connection with IMPCO’s limited acquisition of BRC). Moreover, a termination of Mr. Costamagna’s employment for any reason (with certain limited exceptions for termination occasioned by death) constitutes an event of default under the MTM loan, and would permit MTM to accelerate the loan upon his termination. These provisions may limit IMPCO’s board of directors’ ability to decide whether to retain or replace Mr. Costamagna or to reallocate management responsibilities among IMPCO’s senior executives, a fact that may, in certain circumstances, have an adverse effect on IMPCO’s business, operations and financial condition.

One or more IMPCO shareholders may claim that the purchase of the founders’ interest represents a violation of our board of directors’ fiduciary duties to shareholders.

The purchase of the founders’ interest represents an “interested director transaction” within the meaning of the Delaware General Corporation Law. Delaware law imposes substantial restrictions on a company’s ability to enter into transactions with interested directors, and affords substantial protections to shareholders to mitigate the potential effects of such transactions. Section 144 of the Delaware General Corporation Law provides a safe harbor for interested director transactions when specific shareholder protections are adopted to safeguard shareholder interests in such transactions. Our board of directors took specific steps to bring this transaction within the “safe harbor” provided by Section 144, including the approval of the transaction by a special committee of disinterested and independent directors and bringing the transaction before the stockholders for their approval. We believe the requirements for this safe harbor have been satisfied. However, there can be no assurances that one or more shareholders will not claim that these actions were insufficient and that the acquisition of the founders’ interest and the consideration paid in exchange therefor represent breaches of the directors’ fiduciary duties. Shareholder litigation in a Delaware corporation can be extremely expensive and time consuming, and were shareholder litigation to ensue in this instance, the resulting delays and financial consequences might make it impossible to consummate the transaction or might require us to expend substantial funds and management resources in defense of such an action. Moreover, because the absence of certain types of litigation is a condition to closing, one or more parties might elect to terminate the agreement rather than proceed with the transaction if litigation were pending or threatened.

The combined companies would have substantially more extensive sales and production facilities and arrangements than IMPCO currently has, and this expansion may result in the failure of the combined organization to comply with applicable U.S. law and regulations.

Both BRC and IMPCO have substantial overseas operations, and the combination of these businesses will significantly expand IMPCO’s geographic reach. Among other things, this expansion means that all aspects of BRC’s operations must comply with U.S. laws that regulate exports, certain types of environmental discharge, and relations with foreign governments and government officials. The extent of BRC’s non-U.S. operations requires extensive coordination on the part of the combined companies to assure that the enterprise’s business activities after the closing comply with all applicable laws. This coordination will place substantial burdens on management to review the operations to assure compliance, and the results of management’s assessments may mandate revisions to or reductions of certain aspects of our combined operations. If significant restructuring or revisions are required, the cost of such actions, independently or coupled with any loss of business which ensues, may adversely impact our revenues. Moreover, the failure to comply with these laws and regulations may result in the imposition of substantial fines and penalties upon IMPCO, and the defense of any enforcement actions seeking such fines or penalties may have material and adverse impacts on our business operations or financial condition.

Charges to operations resulting from the application of the purchase method of accounting may adversely affect our earnings and thus adversely impact the market value of IMPCO common stock following the transaction.

In accordance with United States generally accepted accounting principles, we will account for the BRC acquisition using the purchase method of accounting. As a result, we anticipate incurring additional depreciation expense over the remaining useful lives of certain tangible assets acquired in connection with the transaction, which management preliminarily estimates to be approximately $800,000 on an annual basis. In addition, if we determine that the anticipated benefits of the BRC acquisition are not being achieved, we may conclude that the value of goodwill or intangible assets with indefinite lives has become impaired and we could be required to incur material impairment charges relating to those assets. The additional charges could adversely affect IMPCO’s financial results, including earnings (loss) per common share, which could cause the market price of IMPCO common stock to decline.

The market price of IMPCO common stock may decline after the transaction.

The market price of IMPCO common stock may decline after the transaction for a number of reasons, including if:

•	investors reach an unfavorable impression about the transaction or about one or more aspects of our combined operations with BRC;

•	we do not achieve the expected benefits of the transaction as rapidly or to the extent anticipated by financial or industry analysts;

•	the effect of the transaction on our financial results is not consistent with the expectations of financial or industry analysts; or

•	the founders and other significant stockholders of IMPCO decide to dispose of substantial numbers of shares of IMPCO common stock in the future.

IMPCO and BRC will incur substantial costs whether or not the transaction is completed.

IMPCO and BRC will incur substantial costs related to the transaction whether or not the transaction is completed. These costs include fees for financial advisors, attorneys and accountants, filing fees and financial printing costs. IMPCO currently expects to incur approximately $1,000,000 in costs, none of which are contingent on the completion of the transaction.

IMPCO’s ability to utilize its net operating loss carryforwards in any given year may be limited by certain events, including a significant change in ownership interests.

Under certain provisions of the Internal Revenue Code of 1986 (the “Code”), the availability of net operating loss carryforwards may be subject to limitation if it should be determined that there has been a change in ownership of more than 50% of IMPCO’s stock. There can be no assurance that Code Section 382 will not apply to impose a limitation on IMPCO’s use of its net operating loss carryforwards to offset future taxable income.

Risks related to the businesses of IMPCO and BRC

Our business is directly and significantly affected by regulations relating to vehicle emissions. If current regulations are repealed or if the implementation of current regulations is suspended or delayed, our revenues may decrease. In addition, we rely on emissions regulations, the adoption of which is out of our control, to stimulate our growth.

Our business has fluctuated significantly as a result of regulation of vehicle emissions. For example, IMPCO’s 84% increase in revenue from U.S. operations during the period ended September 30, 2004 from the comparable 2003 period is attributable to the Environmental Protection Agency’s (EPA) recently promulgated regulations requiring strict emission certification requirements for nonroad spark-ignition engines over 19 KW (25 hp). If regulations relating to vehicle emissions are amended in a manner that may allow for less strict standards, or if the implementation of such standards is delayed or suspended, the demand for our products and services could diminish and our revenues could decrease. In addition, demand for our products and services may be adversely affected by the perception that emission regulations will be suspended or delayed.

We are subject to certification requirements and other regulations, and future more stringent regulations may impair our ability to market our products.

We must obtain product certification from governmental agencies, such as the EPA and the California Air Resources Board, to sell certain of our products in the United States, and must obtain other product certification requirements in other countries. A significant portion of our future sales will depend upon sales of fuel management products that are certified to meet existing and future air quality and energy standards. We cannot assure you that our products will continue to meet these standards. The failure to comply with these certification requirements could result in the recall of our products or civil or criminal penalties.

Any new government regulation that affects our advanced fuel technologies, whether at the foreign, federal, state, or local level, including any regulations relating to installation and service of these systems, may increase our costs and the price of our systems. As a result, these regulations may have a negative impact on our revenue and profitability and thereby harm our business, prospects, results of operations, or financial condition.

Prevailing economic conditions and international dissension may disproportionately affect our business.

Because we depend heavily on sales to developing nations, the effects of continuing instability in the Middle East, as well as weaknesses in the U.S. and global economies, may cause our customers to delay orders, may result in interruptions in shipments to some customers or from some suppliers, or may have other effects that may decrease our revenue or increase our costs. These situations, whether alone or in combination with one or more risk factors discussed in this proxy statement/prospectus, may affect our business materially and adversely.

Declining oil prices may adversely affect the demand for our products.

We believe that our sales in recent periods have been favorably impacted by increased consumer demand promoted by rising oil prices. Oil prices are highly volatile and have recently reached historically high levels. Reductions in oil prices may occur, and demand for our products could decline in the event of fluctuating, and particularly decreasing, market prices.

Changes in tax policies may reduce or eliminate the economic benefits that make our products attractive to consumers.

In some jurisdictions (like the United States), governments provide tax benefits for clean-air vehicles, including tax credits, rebates and reductions in applicable tax rates. In certain of our markets these benefits extend to vehicles powered by our systems. From time to time governments change tax policies in ways that create benefits such as those for our customers. Further reductions or eliminations in these benefits may adversely affect our revenues.

The potential growth of the alternative fuel products market will have a significant impact on our business.

Our future success depends on the continued global expansion of the gaseous fuel industry. Many countries currently have limited or no infrastructure to deliver natural gas and propane. Major growth of the international markets for gaseous fuel vehicles is significantly dependent on international politics, governmental policies and restrictions related to business management. In the United States, alternative fuels such as natural gas currently cannot be readily obtained by consumers for motor vehicle use and only a small percentage of motor vehicles manufactured in 2003 for the United States were equipped to use alternative fuels. Users of gaseous fuel vehicles may not be able to obtain fuel conveniently and affordably, which may adversely affect the demand for our products. We do not expect this trend to improve in the United States in the foreseeable future. Our ability to attract customers and sell products successfully in the alternative fuel industry also depends significantly on the current price differential between liquid fuels and natural gas. We cannot assure you that the global market for gaseous fuel engines will expand broadly or, if it does, that it will result in increased sales of our fuel system products. In addition, we have designed many of our products for gaseous fuel vehicles powered by internal combustion engines, but not for other power sources, such as electricity or alternate forms of power. If the major growth in the gaseous fuel market relates solely to those power sources, our revenues may not increase and may decline.

Developments in alternative fuel technologies will increase competition and may render our products obsolete.

Numerous research and development projects are underway in search of commercially viable alternative fuel products. These include ongoing projects funded by auto makers, oil companies and other enterprises that are substantially better capitalized than IMPCO and BRC. Among others, the development of “hybrid” automobiles, buses and industrial equipment recently has demonstrated substantial successes. We expect that the present environment of historically high oil prices will cause research on these projects to intensify. If competing technologies prove commercially viable, acceptance of our products may decline, which would adversely impact our revenues and, potentially, our ability to raise capital to finance our business.

We currently face and will continue to face significant competition, which could result in a decrease in our revenue.

We currently compete with companies that manufacture products to convert liquid-fueled internal combustion engines to gaseous fuels. Increases in the market for alternative fuel vehicles may cause automobile or engine manufacturers to develop and produce their own fuel conversion or fuel management equipment rather than purchasing the equipment from suppliers such as us. In addition, greater acceptance of alternative fuel engines may result in new competitors. Should any of these events occur, the total potential demand for our products could be adversely affected and cause us to lose existing business.

New technologies could render our existing products obsolete.

New developments in technology may negatively affect the development or sale of some or all of our products or make our products obsolete. Our inability to enhance existing products in a timely manner or to develop and introduce new products that incorporate new technologies, conform to increasingly stringent emission standards and performance requirements, and achieve market acceptance in a timely manner could negatively impact our competitive position. New product development or modification is costly, involves significant research, development, time and expense, and may not necessarily result in the successful commercialization of any new products.

Risks related to IMPCO

We currently have substantial debt that we may be unable to service.

We are highly leveraged and have significant debt service obligations. As of September 30, 2004, we had aggregate outstanding indebtedness of $39.7 million and total stockholders’ equity of $59.0 million. Our loan agreement with LaSalle Business Credit, LLC, (“LaSalle”) has a maximum borrowing limit of $12.0 million, which was limited based on our eligible accounts receivable and our eligible inventory as of November 30, 2004 to approximately $11.8 million. Of that amount, $9.7 million was outstanding under the LaSalle loan agreement as of that same date, leaving approximately $2.1 million unused and available. Our loan agreement with MTM has a current outstanding principal amount of approximately $22.0 million. The annual interest rate on the MTM loan is equal to 1.5% above 3-month EURIBOR per annum, which was approximately 3.7% as of December 31, 2004.

Our substantial debt subjects us to numerous risks, including the following:

•	we will be required to use a substantial portion of our cash flow from operations to pay interest on our debt, thereby reducing cash available to fund working capital, capital expenditures, strategic acquisitions, investments and alliances, and other general corporate requirements;

•	our leverage may increase our vulnerability to general economic downturns and adverse competitive and industry conditions and may place us at a competitive disadvantage compared to those of our competitors that are less leveraged;

•	our debt service obligations may limit our flexibility to plan for, or react to, changes in our business and in the industry in which we operate;

•	our level of debt may make it difficult for us to raise additional financing on satisfactory terms; and

•	if we do not comply with the financial and other restrictive covenants in our debt instruments, any such failure could, if not cured or waived, have a material adverse effect on our ability to fulfill our obligations and on our business or prospects generally, including the possibility that our lenders might foreclose on our assets.

We have borrowed approximately $22.0 million from MTM, and MTM has incurred an additional $13.0 million of indebtedness in connection with the BRC acquisition. This loan may be accelerated in the event that any payment is not made within 15 days of the date when due, the termination of Mariano Costamagna’s employment for any reason whatsoever, with limited exceptions for termination occasioned by his death or we materially breach Mariano Costamagna’s employment agreement. The MTM loan agreement also provides for acceleration of the loan upon notice from MTM in case of any other default under the loan agreement. Also, Mariano Costamagna and Pier Antonio Costamagna have guaranteed the MTM loan. In return for Messrs. Costamagnas’ guarantee, we have pledged our equity interest in BRC as collateral in the event the guarantee is utilized. In addition, as of September 30, 2004, BRC had outstanding indebtedness approximately $1.2 million. We also may directly or indirectly incur additional indebtedness in connection with the acquisition or with our ongoing operations. Although management expects a substantial reduction in interest expense after the closing of the BRC acquisition as a result of the redemption of our senior subordinated secured note, our loans after the acquisition will continue to represent significant indebtedness and will impose substantial limitations on our ability to respond to changes in our operational circumstances or in our strategic goals.

We have recently been in default under our primary debt facilities, and we cannot assure you that we will be able to avoid events of default or noncompliance in the future, to obtain amendments to our debt facilities, or to reference our indebtedness if events of default were to occur.

Our debt requires us to maintain specified financial ratios and meet specific financial tests. Our failure to comply with these covenants would result in events of default that, if not cured or waived, could result in us being required to repay these borrowings before their due date. If we were unable to make a required repayment or refinance these borrowings, our lenders could foreclose on our assets. If we were unable to refinance these borrowings on favorable terms, our business could be adversely impacted.

At December 31, 2003, March 31, 2004, April 30, 2004 and at June 30, 2004, we were in default on the LaSalle loan for not meeting certain financial measurement covenants at each of these dates. We paid LaSalle amendment fees of $85,000 in the aggregate and obtained waivers of these events of noncompliance at December 31, 2003, May 7, 2004, and at June 30, 2004, respectively. We are currently paying a rate of interest at prime plus 1%, which at November 30, 2004 was equal to 6.0%. In October 2004, we concluded negotiations with LaSalle and executed an agreement, effective June 30, 2004, which revised the financial covenants to be more consistent with our business projections through the end of the term of the loan in 2006. As of September 30, 2004, we were in compliance with the terms and conditions of the loan agreement, as amended. However, we cannot assure you that we will remain in compliance with the amended terms.

The terms of our debt may severely limit our ability to plan for or respond to changes in our business.

Our debt agreements contain a number of restrictive covenants that impose significant operating and financial restrictions on our operations. Among other things, these restrictions limit our ability to:

•	change our Chief Executive Officer;

•	incur liens or make negative pledges on our assets;

•	merge, consolidate, or sell our assets;

•	incur additional debt;

•	pay dividends, redeem capital stock or prepay other debt;

•	make investments and acquisitions;

•	make capital expenditures; or

•	amend our debt instruments and certain other material agreements.

We have a history of significant cash outflows that may limit our ability to grow and may materially and adversely impact our prospective revenues and liquidity.

Until recently, we have experienced operating losses and net cash outflows. At September 30, 2004, our cash and cash equivalents totaled approximately $6.8 million and our working capital was $25.1 million. We have experienced significant cash outflows in connection with our initial equity investment in BRC and servicing our debt, and based upon our eligible accounts receivable and our eligible inventory as of September 30, 2004 our funds available for borrowing under our senior secured credit facility were approximately $11.8 million, of which approximately $9.7 million was outstanding, leaving approximately $2.1 million unused and available. As of September 30, 2004, we had total stockholders’ equity of $58,950,000 and an accumulated deficit of $72,994,000. Moreover, our loan agreement with MTM requires us to repay to MTM the principal according to the following schedule, with an additional $5.0 million “balloon payment” of accrued interest and unpaid principal due on December 31, 2009:

Quarters Ending	Quarterly Payment Amount
March 31, 2005 through December 31, 2005	$650,000
March 31, 2006 through December 31, 2006	$650,000
March 31, 2007 through December 31, 2007	$800,000
March 31, 2008 through December 31, 2008	$1,000,000
March 31, 2009 through December 31, 2009	$1,150,000

Our current cash position and upcoming cash obligations, including, but not limited to, cash we expect to expend for general and administrative expenses associated with the BRC acquisition and in connection with Sarbanes-Oxley Act compliance, especially if combined with stagnant or declining revenues, may force us to take steps such as personnel reductions or curtailment of growth as a means to manage our liquidity. Such measures could have an adverse impact on our production capacity, our growth strategy, or other aspects of our business that might have a material adverse impact on results of operations. In some instances, these impacts may last beyond the term of the immediate cash shortfall.

Changes in stock option accounting rules may adversely impact our reported operating results prepared in accordance with generally accepted accounting principles, our stock price and our competitiveness in the employee marketplace.

Technology companies in general and our company in particular have a history of depending upon and using broad based employee stock option programs to hire, incentivize and retain employees in a competitive marketplace. Currently, we do not recognize compensation expense for stock options issued to employees or directors, except in limited cases involving modifications of stock options, and we instead disclose in the notes to our financial statements information about what such charges would be if they were expensed. An accounting standard setting body has recently adopted a new accounting standard that will require us to record equity-based compensation expense for stock options and employee stock purchase plan rights granted to employees based on the fair value of the equity instrument at the time of grant. We will be required to record these expenses beginning with our second quarter of fiscal 2005. The change in accounting rules will lead to increased reported net loss or, should we become profitable, a decrease in reported earnings. This may negatively impact our future stock price. In addition, this change in accounting rules could impact our ability to utilize broad based employee stock plans to reward employees and could result in a competitive disadvantage to us in the employee marketplace.

Our business may be subject to product liability claims, which could be expensive and could divert management’s attention.

We face exposure to product liability claims if our products (or the equipment into which our products are incorporated) malfunction in a way that results or is alleged to have resulted in personal injury or death, or property damage. We may be named in product liability actions even if there is no evidence that our systems or components caused a loss. Product liability claims could result in significant losses from defense costs or damages awards. The sale of our systems and components entails a high risk of these claims. In addition, we may be required to participate in a recall involving these systems if any of our systems prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. Each of these actions would likely harm our reputation and lead to substantial expense. We cannot assure you that product liability insurance will be sufficient to cover all product liability claims, that such claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all. Any product liability claim brought against us could have a material adverse effect on our reputation and business.

We may be subject to increased warranty claims.

In response to consumer demand, vehicle and industrial equipment manufacturers have been providing, and may continue to provide, increasingly longer warranty periods for their products, thus requiring their suppliers, such as us, to provide correspondingly longer product warranties. Due to the longer warranty periods, we could incur substantially greater warranty claims in the future. We establish a reserve for warranty claims by taking a charge against earnings at the time that such earnings are recognized based on our historical claims experience. Our warranty expense for the 12 months ended December 31, 2003 was $396,000 and for the nine months ended September 30, 2004 was $23,000. Our warranty reserve as of September 30, 2004 was $630,000. Our warranty expense is determined by examining revenues against our historical cost of warranty claims. This reserve necessarily involve estimates of future claims, and actual claims, the cost of resolving such claims, or both may exceed our estimates and may be greater than our established reserves. If that were to occur, we may experience increased warranty expenses which would adversely affect our results of operations.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success.

We rely on patent, trademark, and copyright law, trade secret protection, and confidentiality and other agreements with our employees, customers, partners, and with the BRC founders and others to protect our intellectual property. However, much of our intellectual property is not covered by any patent or patent application and, despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization and without affording us an adequate remedy.

Furthermore, the laws of some foreign countries, may not protect intellectual property rights to the same extent as do the laws of the United States. For instance, it may be difficult for us to enforce certain of our intellectual property rights against third parties who may have inappropriately acquired interests in our intellectual property rights by filing unauthorized patent or trademark applications in foreign countries to register rights that belong to us. This disparity in protection of intellectual property rights affects us significantly because we do a substantial portion of our business in international markets, particularly in developing countries where the issue is most acute.

Those patents we own are not likely to provide us with meaningful commercial protection of our products, and patent applications that we file may not result in issued patents. Moreover, patent applications and issued patents may be challenged or invalidated. We could incur substantial costs in prosecuting our patent applications or defending patent infringement suits that may arise.

As part of our confidentiality procedures, we generally have entered into non-disclosure agreements with our employees, consultants, and corporate partners and we have attempted to control access to and distribution of our technologies, documentation, and other proprietary information. Despite these procedures, third parties could copy or otherwise obtain and make unauthorized use of our technologies or independently develop similar technologies. The steps we have taken and that we may take in the future may not prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

We cannot assure you that we will be successful in protecting our proprietary rights. Any infringement of our intellectual property rights could have an adverse effect on our ability to develop and sell successfully commercially competitive systems and components.

If third parties claim that our products infringe their intellectual property rights, we may be forced to expend significant financial resources and management time, and our operating results would suffer.

Third parties may claim that our products and systems infringe their patents or other intellectual property rights. Identifying third-party patent rights can be particularly difficult, especially since patent applications are not published until 18 months after their filing dates. If a competitor were to challenge our patents, or assert that our products or processes infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to design around their patents, pay substantial damages or even be forced to cease our operations, any of which could be expensive and/or have an adverse effect on our operating results. Third-party infringement claims, regardless of their outcome, would not only drain our financial resources, but also would divert the time and effort of our management and could result in our customers or potential customers deferring or limiting their purchase or use of the affected products or services until resolution of the litigation. Moreover, MTM is subject to a patent infringement lawsuit in Italian courts. That lawsuit seeks injunctive relief and economic and punitive damages totaling approximately €1.5 million. The costs associated with litigating that matter, as well as any potential damages awards, may have a material adverse effect on IMPCO’s consolidated net revenues if the BRC acquisition is consummated.

We are dependent on certain key customers, and the loss of one or more customers could have a material adverse effect on our business.

A substantial portion of our business results from sales to key customers. During fiscal year 2003 and the nine-month period ended September 30, 2004, sales to these customers accounted for 40% and 58% of our revenue, respectively. If several of these key customers were to reduce their orders substantially, we would suffer a decline in revenue and profits, and those declines may be material and adverse.

We depend on third-party suppliers for key materials and components for our products.

We have established relationships with third-party suppliers that provide materials and components for our products. A supplier’s failure to supply materials or components in a timely manner or to supply materials and components that meet our quality, quantity or cost requirements, combined with a delay in our ability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, would harm our ability to manufacture our products or would significantly increase our production costs, either of which would negatively impact our results of operations and business. In addition, IMPCO relies on a limited number of suppliers for certain high quality IMPCO proprietary precision die cast parts as well as dress engines for use in our products. Approximately 70% of IMPCO’s raw materials are supplied by ten entities. We could incur significant costs in the event that we are forced to utilize alternative suppliers.

Our business could be harmed if we fail to meet original equipment manufacturer specifications.

We offer integrated alternative fuel systems, which include tanks, brackets, electronics, software, and other components required to allow these products to operate in alternative fuel applications. We sell these products principally to original equipment manufacturer, or OEM, customers. Our OEM customers require that these products meet strict standards. Our compliance with these requirements has resulted in increased development, manufacturing, warranty and administrative costs. A significant increase in these costs could adversely affect our profitability. If we fail to meet OEM specifications on a timely basis, our relationships with OEMs may be harmed.

We may experience unionized labor disputes at original equipment manufacturer facilities.

As we become more dependent on vehicle conversion programs with OEMs, we will become increasingly dependent on OEM production and the associated labor forces at OEM sites. For the twelve months ended December 31, 2003 and the nine months ended September 30, 2004, direct OEM product sales accounted for

60% and 75% of IMPCO’s revenues, respectively. Labor unions represent most of the labor forces at OEM facilities. In the past, labor disputes have occurred at OEM facilities, which adversely impacted our direct OEM product sales. Such labor disputes are likely to occur in the future and, if so, will negatively impact our sales and profitability.

Adverse currency fluctuations may hinder our ability to economically procure key materials and services from overseas vendors and suppliers, may affect the value of our debt, and may affect our sales margins.

We have significant operations outside of the United States. As result, we engage in business relationships and transactions that involve many different currencies. Exchange rates between our functional currencies (the U.S. dollar and the Euro) and the local currencies in these foreign locations where we do business can vary unpredictably. These variations may have an effect on the prices we pay for key materials and services from overseas vendors in our functional currencies under agreements that are priced in local currencies. If exchange rates with local currencies decline, our effective costs for such materials and services would increase, adversely affecting our profitability.

We face risks associated with marketing, distributing, and servicing our products internationally.

In addition to the Unites States, we currently operate in Australia, Europe, India, Japan, and Mexico, and market our products and technologies in other international markets, including both industrialized and developing countries. During the nine month period ended September 30, 2004, approximately 57% of IMPCO’s revenue was derived from sales to customers located within the United States and Canada, and the remaining 43% was derived from sales in Asia, Europe, and Latin America where economics and fuel availability make our products more competitive. Additionally, approximately 44% of IMPCO’s employees and 75% of IMPCO’s approximately 400 distributors and dealers worldwide are located outside the United States and Canada. Our combined international operations are subject to various risks common to international activities, such as the following:

•	our ability to maintain good relations with our overseas employees and distributors and to collect amounts owed from our overseas customers;

•	expenses and administrative difficulties associated with maintaining a significant labor force outside the United States, including without limitation the need to comply with employment and tax laws and to adhere to the terms of real property leases and other financing arrangements in foreign nations;

•	exposure to currency fluctuations;

•	potential difficulties in enforcing contractual obligations and intellectual property rights;

•	complying with a wide variety of laws and regulations, including product certification, environmental, and import and export laws;

•	the challenges of operating in disparate geographies and cultures;

•	political and economic instability; and

•	difficulties collecting international accounts receivable.

We derive income from unconsolidated foreign companies that we do not control.

A portion of our income is generated from the operations of unconsolidated foreign subsidiaries in which we hold minority interests. Although the agreements that govern our relationships with these entities provide us with some level of control over our investments, we do not have the ability to control their day-to-day operations or their management. As a result, we cannot control these entities ability to generate income.

We are highly dependent on certain key personnel.

We are highly dependent on the services of Mariano Costamagna and of our Chief Operations Officer, Brad Garner. These two executives will be extensively involved in, or will directly or indirectly oversee, virtually every aspect of our day-to-day operations. Were we to lose the services of either or both of these executives, we would be at significant risk of declining revenue or operating income. Moreover, the loan to us from MTM can be accelerated in the event that Mariano Costamagna is terminated by us for any reason, with certain limitations for termination occasioned by his death, or if we materially breach his employment agreement.

Our spin-off of our Quantum subsidiary is subject to tax risks for us and our stockholders, including restrictions on our or Quantum’s issuance of equity securities in order to maintain the tax-free status of the spin-off.

At the time of our spin-off of Quantum on July 23, 2002, we received an opinion of Morrison & Foerster LLP to the effect that the spin-off was tax-free to our stockholders for federal income tax purposes. The opinion of Morrison & Foerster LLP is not binding on the Internal Revenue Service, and we can offer no assurance that the Internal Revenue Service or the courts will agree with their opinion. The opinion was also subject to specific assumptions and the accuracy and completeness of specific factual representations and statements made by us and Quantum, and we are subject to certain limitations on changes in our capital structure following the Quantum transaction. If these assumptions, representations, or statements are incorrect or incomplete in any material respect, the conclusions set forth in the opinion may not be correct. Similarly, we can provide no assurances that our issuance of stock to the founders or in various post-spin-off equity issuances will not adversely impact the tax-free character of the Quantum spin-off.

Even if the spin-off is tax-free to our stockholders, it will be taxable to us if Section 355(e) of the Internal Revenue Code applies to the spin-off. Section 355(e) of the Internal Revenue Code will apply if 50% or more of our stock or Quantum stock, by vote or value, is acquired by one or more persons, other than our historic stockholders who received Quantum common stock in the spin-off, acting pursuant to a plan or a series of related transactions that includes the spin-off. We cannot provide you any assurance that Section 355(e) of the Internal Revenue Code will not apply to the spin-off. Risk of the applicability of Section 355(e) of the Internal Revenue Code may also discourage, delay, or prevent a merger, change of control, or other strategic or capital raising transactions involving our outstanding equity or issuance of new equity.

Provisions of Delaware law and of our charter and bylaws may make it more difficult to take over our company, a fact that may reduce our stock price.

Provisions in our certificate of incorporation and bylaws and in the Delaware corporation law and in our loan agreement with MTM may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that our management and board of directors oppose. Public stockholders that might desire to participate in one of these transactions may not have an opportunity to do so. We also have a staggered board of directors, which makes it difficult for stockholders to change the composition of the board of directors in any one year. In addition, the loan to us from MTM can be accelerated in the event that Mariano Costamagna is terminated by us for any reason, with certain limitations for termination occasioned by his death, or if we materially breach his employment agreement. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and board of directors.

We have a stockholder protection rights agreement that provides for a dividend of one right for each outstanding share of our common stock. Upon the occurrence of certain events, including a person or entity’s acquisition of 15% or more of our common stock, each right will entitle the holder to purchase, at an exercise price of $45 per right, common stock with a market value equal to twice the exercise price, which could cause substantial dilution. The rights agreement may have the effect of deterring, delaying, or preventing a change in control that might otherwise be in the best interests of our stockholders.

Future sales of our common stock could adversely affect our stock price.

Substantial sales of our common stock, including shares issued upon exercise of our outstanding options and warrants, in the public market or the perception by the market that these sales could occur, could lower our stock price or make it difficult for us to raise additional equity. As of December 31, 2004, we had 18,735,627 shares of common stock outstanding, excluding 68,885 shares issued but held by IMPCO as treasury stock. Of these shares, 17,350,500 shares are currently freely tradable and 1,385,127 shares, which otherwise are freely tradable, are subject to a lockup agreement that restricts their resale until certain dates in 2005 and 2006. The following table presents the relevant expiration dates and the number of shares as to which the lockup agreement expires:

Date	Number of Shares Available for Sale
February 1, 2005	460,601
August 1, 2005	460,601
February 1, 2006	463,925

As of December 31, 2004 up to 775,000 shares of our common stock were issuable upon the exercise of warrants outstanding as of that date, all of which may be freely tradable upon exercise thereof. We expect to issue an additional 5,098,284 shares of common stock in connection with the acquisition. Furthermore, as of December 31, 2004, up to 3,650,933 shares are issuable upon the exercise of options of which 1,224,294 are vested. Subject to applicable vesting and registration requirements, upon exercise of these options the underlying shares may be resold into the public market. In the case of outstanding options and warrants that have exercise prices less than the market price of our common stock from time to time, investors would experience dilution. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price of our common stock or our ability to raise capital by offering equity securities.

Risks related to BRC

BRC and MTM are parties to certain agreements with entities in which one or both of the founders have a separate financial interest.

BRC and MTM are parties to certain agreements with entities in which the founders have a financial interest. These agreements include real property leases with BRC for two properties located in Cherasco, Italy. In addition, MTM from time to time acquires raw materials and component parts pursuant to contracts with certain entities controlled by the founders. These contracts are awarded in accordance with MTM’s standard policy, which requires MTM to solicit three competing bids for every supply contract awarded. In situations where such founder-controlled entities submit the lowest bid to MTM, such entity is awarded the contract. BRC and MTM have obtained appraisals or comparable market price analyses to determine, and those entities’ boards of directors have determined, that each such agreement or arrangement is at terms that approximate fair market value based on arms’ length negotiations. However, there can be no assurance that BRC or MTM could not obtain the relevant materials or facilities from unrelated parties at lower prices or on better terms.

BRC and MTM conduct significant manufacturing operations in South America, and may be subjected to greater risks relating to overseas manufacturing facilities and labor material.

BRC’s subsidiaries have significant manufacturing facilities in Manaus, Brazil. BRC is sensitive to economic, supply, transportation and labor factors in South America. Were the South American markets, to experience economic or labor unrest, these events may have a disruptive effect upon BRC’s production, which would cause BRC’s revenues to decline, or may force BRC to seek additional or replacement manufacturing facilities or relationships, which could cause BRC’s expenses to increase. These events thus could have a material adverse effect upon BRC’s revenues or expenses.

BRC is dependent on the services of certain key personnel.

BRC is highly dependent on the services of Mariano Costamagna, its principal executive officer, Pier Antonio Costamagna, MTM’s principal engineering officer, Marco Seimandi, Director of Marketing for MTM, and Danilo Ceratto, Technical Director of MTM. Each of these individuals has specific abilities, knowledge, expertise or relationships that are of substantial value to BRC, and the loss of one or more of them could have a material adverse effect on BRC. Moreover, Messrs. Seimandi and Ceratto are not bound by noncompetition agreements or similar obligations and, were one or more of them to terminate their employment and begin to compete with BRC, their knowledge and relationships could enable BRC’s competitors to compete more effectively.

MTM is a defendant in a patent lawsuit which, if resolved adversely to it, could have a material adverse effect on BRC’s business.

MTM is currently a defendant in a patent infringement action brought by ICOM, S.r.l., in Italian court. That lawsuit seeks injunctive relief and economic and punitive damages totaling approximately €1.5 million. BRC has prevailed at trial in this dispute, and the case is currently on appeal. BRC’s management personnel have informed IMPCO that in their view the lawsuit is without merit; however, we cannot offer assurances that the Italian courts will accept BRC’s defenses or that it will not find in favor of the plaintiffs. Moreover, whether or not that lawsuit is resolved in BRC’s favor, the cost of continued litigation, the distraction of management personnel in dealing with these claims, or both may have an adverse impact on BRC’s revenues.

BRC’s manufacturing subsidiaries are subject to environmental risks.

BRC’s facilities in Italy and Brazil include significant machining operations, as well as other manufacturing operations. The operations conducted at these facilities require solvents and other chemicals which are hazardous, carcinogenic, or toxic and which are regulated by certain environmental laws and regulations. BRC believes its facilities to be in compliance with applicable laws and regulations, but there can be no assurance that undiscovered or unknown violations have not occurred or will not occur in the future. Similarly, while BRC takes precautions to avoid unauthorized or inadvertent releases of hazardous materials, they can offer no assurance that such releases will not occur in the future, or that unknown releases may not have taken place in the past. Finally, BRC is required by Italian law to contract with third parties to provide for the removal and recycling or disposal of hazardous materials. Were one or more of these parties to fail to carry out their obligations, BRC may face exposure as a result of any violations of law by such companies.

Risks related to IMPCO’s non-compliance with certain Nasdaq National Market Qualitative Listing Requirements and federal securities laws

Loans to one of our executive officers may have been amended in violation of Section 402 of the Sarbanes Oxley Act of 2002.

In December 2000, we lent Dale Rasmussen, our Senior Vice President and Secretary, $100,000. In September 2001, we lent to Mr. Rasmussen an additional $175,000. These loans were due and payable in full on July 31, 2002. The first loan was repaid in full on March 8, 2004, and approximately $102,000 remains outstanding on the second loan as of December 31, 2004. As a result, the SEC may take the position that this loan is a violation of Section 402 of the Sarbanes-Oxley Act of 2002.

Section 402 of the Sarbanes Oxley Act of 2002, which became effective on June 30, 2002, prohibits us from directly or indirectly extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any of our directors or executive officers. An extension of credit maintained by us on June 30, 2002 is not subject to these prohibitions so long as there is no renewal or material modification to any such loan after that date. Because we did not recover the amounts due under these loans on or before their maturity date, we may be found to have materially modified or renewed Mr.

Rasmussen’s loans after the effective date of Section 402. If the SEC were to institute proceedings to enforce a violation of this statute, or if one or more shareholders were to bring a lawsuit alleging that this circumstance represents a breach of our directors’ fiduciary duties, we may become a party to litigation over these matters, and the outcome of such litigation (including criminal or civil sanctions by the SEC or damages in a civil lawsuit), alone or in addition to the costs of litigation, may materially and adversely affect our business.

We may be subject to regulatory scrutiny, and may sustain a loss of public confidence, if we are unable to satisfy regulatory requirements relating to internal control over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us, like all other publicly traded companies, to perform an evaluation of our internal control over financial reporting and have our auditors attest to such evaluation. This requirement must be implemented by us, and many other companies whose fiscal year ends on December 31, for the first time in connection with the preparation of our annual report for the year ended December 31, 2004. We have been actively preparing for the implementation of this requirement by, among other things, establishing an ongoing program to perform the system and process evaluation and testing necessary for compliance. If we fail to complete our evaluation on a timely basis and in a satisfactory manner, or if our management or our auditors are unable to attest on a timely basis to the adequacy of our internal controls, we may be subject to additional regulatory scrutiny and to a loss of public confidence in our internal controls over financial reporting.

THE IMPCO SPECIAL SHAREHOLDERS’ MEETING

Place, Time and Date

IMPCO’s special meeting of shareholders will be held at IMPCO’s principal executive offices located at 16804 Gridley Place Cerritos, California, on                     , 2004 at 1:30 p.m. Pacific time. This proxy statement/prospectus is being sent to holders of IMPCO common stock and is accompanied by a form of proxy that is being solicited by the IMPCO board of directors for use at the special meeting and any adjournment or postponement thereof.

Purpose

The purposes of and matters to be considered and voted upon at the meeting include:

•	to consider and vote on the acquisition by IMPCO of 50% of the equity interest of BRC, S.r.l., an Italian limited liability company, from Mariano Costamagna and Pier Antonio Costamagna, for a total of approximately $10 million in cash and 5,098,284 shares of IMPCO’s common stock, and on the related agreements and transactions described in this proxy statement/prospectus. The total value of the consideration for the acquisition as of October 22, 2004, the date of the purchase agreement, was approximately $37.6 million, and based on IMPCO’s closing stock price on January 24, 2004, the total value of that consideration was approximately $40.3 million. IMPCO has owned the remaining 50% of BRC’s equity interest since acquiring that interest from the founders for approximately $23.8 million in a series of related transactions between October 2, 2002 and July 29, 2003. Mariano Costamagna is IMPCO’s Chief Executive Officer and a director. Pier Antonio Costamagna is Mariano Costamagna’s adult brother and an employee of BRC’s wholly-owned subsidiary, MTM, S.r.l., located in Cherasco, Italy. Approval of the acquisition also constitutes approval of each of the ancillary agreements and transactions described in this proxy statement/prospectus. The purchase agreement and the related documents included as Annexes A through I set forth the terms of IMPCO’s acquisition of the founders’interest, and you should read those documents in deciding whether to approve the acquisition.

•	To act upon such other matters, if any, as may properly come before the special meeting.

Record Date; Shares Entitled To Vote; 401(k) Plan

The IMPCO board of directors has fixed the close of business on                     , 2004 as the record date for determining shareholders entitled to notice of and to vote at the special meeting. Only those holders of IMPCO common stock of record on the record date will be entitled to notice of and to vote at the special meeting, including shares credited to participants’ accounts in IMPCO’s 401(k) Plan. Participants in the 401(k) Plan will receive a separate form of proxy to instruct the trustees how to vote their shares. Each share of IMPCO common stock will be entitled to one vote. At the record date, there were              shares of IMPCO common stock outstanding and entitled to be voted at the special meeting.

Vote Required

Approval of the acquisition and the related agreements requires the affirmative vote of the holders of a majority of the shares of IMPCO common stock present at the meeting and voting on the matters presented. One-third of the shares entitled to vote, represented in person or by proxy, will constitute a quorum of IMPCO shareholders at the special meeting. Valid proxies that are marked “Abstain,” including proxies submitted by brokers that are the record owners of shares (so-called “broker non-votes”), will be considered present for purposes of determining whether a quorum exists. Valid proxies that are marked “Abstain” will also be counted as present for purposes of a proposal and will have the effect of a vote against the proposal. Broker non-votes will not be counted for purposes of approving the proposals.

As of the record date, the directors of IMPCO and their affiliates owned and have the right to vote an aggregate of                      shares of IMPCO common stock, which represents             % (excluding shares issuable upon the exercise of outstanding options and warrants) of the shares entitled to be voted at the special meeting. The founders own a total of                      shares amounting to approximately             % of our common stock, excluding shares issuable in this transaction.

Proxies

IMPCO shareholders may vote either in person or by properly executed proxy. Shares of IMPCO common stock represented by a properly executed proxy received prior to or at the special meeting will, unless such proxy is revoked, be voted in accordance with the instructions indicated on such proxy. If no instructions are indicated on a properly executed proxy, the shares covered thereby will be voted “FOR” the proposal to approve the purchase agreement and the arrangements entered into in connection with the acquisition. If any other matters are properly presented at the special meeting for consideration, including, among other things, a motion to adjourn the special meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment; provided, however, that no proxy which is voted against the proposal to approve the purchase agreement will be voted in favor of any such adjournment or postponement. As of the date hereof, IMPCO’s board of directors knows of no such other matters. Failure to return the proxy or to vote in person at the special shareholders’ meeting will affect the determination of whether a quorum exists, but will not otherwise affect the approval of the transaction.

Any proxy given pursuant to this solicitation or otherwise may be revoked by the record holder of the shares at any time before it is voted by delivering to Dale L. Rasmussen, IMPCO’s corporate secretary, on or before the taking of the vote at the special meeting, a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares of IMPCO common stock, or by attending the special meeting and voting in person. Attendance at the special meeting will not in itself constitute revocation of a proxy.

The proxy for the special meeting is being solicited on behalf of IMPCO’s board of directors. The expense of soliciting proxies for the special meeting will be borne by IMPCO. All other costs and expenses incurred in connection with the purchase agreement and the transactions contemplated thereby, including up to $135,000 of the founders’ legal and financial advisers’ fees are to be paid by IMPCO. Proxies will be solicited principally by mail, but may also be solicited by the directors, officers and other employees of IMPCO in person or by telephone, facsimile or other means of communication, or through the services of a proxy solicitation firm. The estimated cost of a proxy solicitation firm is $25,000. Directors, officers and employees will receive no compensation for these activities in addition to their regular compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers and others who hold IMPCO common stock on behalf of another will be asked to forward proxy material and related documents to the beneficial owners of such stock, and IMPCO will reimburse them for their expenses in doing so.

THE ACQUISITION

The descriptions in this proxy statement/prospectus of the terms and conditions of the acquisition and related transactions are qualified in their entirety by reference to the purchase agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus and is incorporated herein by reference.

Transaction Structure

The purchase agreement provides for the acquisition of the outstanding equity interest of BRC held by Mariano Costamagna and Pier Antonio Costamagna in exchange for cash and shares of IMPCO’s common stock. The equity interest to be acquired by IMPCO under the purchase agreement represent 50 percent of the outstanding equity interest in BRC, and represent all of the outstanding equity interest not previously acquired by IMPCO. Following the acquisition, BRC will be a wholly-owned subsidiary of IMPCO.

Consideration

Under the terms of the purchase agreement, IMPCO will issue 5,098,284 shares of its common stock and pay US$10.0 million to the founders in exchange for the founders’ interest. The total value of this consideration as of October 22, 2004, the date of the purchase agreement, was approximately. The terms of the transaction include a cash payment of approximately $10.0 million and an issuance of 5,098,284 shares of IMPCO common stock to the founders. As of October 22, 2004, the date of the acquisition agreement, the value of that consideration was approximately $37.6 million. Based on the last reported sale price of IMPCO common stock as of January 24, 2005, the consideration to be received by the founders was approximately $40.3 million. Each of the founders will receive one-half of the total consideration paid by IMPCO for the equity interest. In addition, IMPCO has agreed to pay up to US$135,000 to cover the founders’ legal and financial advisors’ fees incurred in connection with the acquisition.

Founders’ Employment Agreements

Mariano Costamagna

As a condition to his obligations under the purchase agreement, Mariano Costamagna, a director of IMPCO, entered into an employment agreement with IMPCO pursuant to which he became IMPCO’s Chief Executive Officer upon Robert Stemmler’s resignation and until May 31, 2009. This agreement was amended and restated in connection with the extension of the MTM loan on December 22, 2004. A copy of Mariano Costamagna’s employment agreement, as amended, is included as Annex B. Mr. Costamagna’s initial base salary will be US$360,000 per year, and he will be entitled to participate in IMPCO’s standard bonus plan for executives. Mr. Costamagna will relocate his primary residence to the United States, with IMPCO bearing his visa and moving expenses (including the expenses of his return move to Italy unless his termination is for “cause” or unless he resigns without “good reason” as discussed below).

Mr. Costamagna’s employment agreement contains very limited provisions for termination, and contains a substantial financial disincentive to IMPCO’s breach of the employment agreement. Specifically, if, during the term of his employment, IMPCO terminates Mr. Costamagna’s employment other than for “cause,” or if Mr. Costamagna resigns for “good reason,” IMPCO must pay Mr. Costamagna a severance payment equal to US$5 million (subject to certain limited reductions if Mr. Costamagna sells more than 20% of the IMPCO stock he has received in connection with his sales of his portion of BRC’s equity interest in IMPCO). Accordingly, IMPCO’s right to terminate Mr. Costamagna’s employment without triggering this obligation is limited to circumstances in which Mr. Costamagna commits a crime or engages in gross negligence or willful misconduct that adversely impacts IMPCO’s legitimate business interests, or in which his act or omission materially interferes with his duties or represents a breach of his employment agreement that continues following notice and a four-week cure period. Similarly, Mr. Costamagna may resign and claim the severance payment if (after having given IMPCO written notice and an opportunity to cure a defect) Mr. Costamagna’s title, duties, responsibilities or status are materially diminished, if his base salary or bonus is inappropriately reduced, or if his responsibilities are delegated to another person. The severance payment also triggers upon termination occasioned by death or disability, provided that in such cases Mr. Costamagna must qualify for life and disability insurance covering these obligations. In addition, if Mariano Costamagna’s employment is terminated for any reason, whether or not for cause, such termination represents an event of default under the MTM loan and, with certain limited occasions for termination occasioned by death, MTM would be permitted to accelerate the MTM loan and demand payment of all amounts due thereunder.

Pier Antonio Costamagna

As a condition to his obligations under the purchase agreement, Pier Antonio Costamagna will enter into an employment agreement with MTM pursuant to which he would become MTM’s chief engineering officer until May 31, 2009. A copy of Pier Antonio Costamagna’s employment agreement is included as Annex C. Mr. Costamagna’s initial base salary will be US$360,000 per year, and he will be entitled to participate in MTM’s existing bonus plans and arrangements, but he will not participate in IMPCO’s executive bonus plan. Mr. Pier Antonio Costamagna’s employment agreement does not contain the severance provisions contained in Mr. Mariano Costamagna’s agreement, nor does such termination represent a default under the MTM loan.

The MTM Loan

On December 22, 2004 we entered into a loan agreement with MTM pursuant to which we borrowed US$22.0 million from MTM at a rate equal to 3-month EURIBOR plus 1.5% per annum, payable in quarterly installments of principal and interest over 5 years. The proceeds of the loan were used to retire approximately US$22 million of our outstanding senior subordinated secured note, including prepayment premium and accrued but unpaid interest. The loan, which we refer to in this proxy statement/prospectus as the “MTM loan,” provides for quarterly payments of principal and interest, with the principal payments on the schedule set forth below, along with all accrued but unpaid interest. The loan requires a $5.0 million “balloon payment” of principal and accrued but unpaid interest on the maturity date, which is December 31, 2009. The principal payment schedule is:

Quarters Ending	Quarterly Principal Payment Amount
March 31, 2005 through December 31, 2006	650,000
March 31, 2007 through December 31, 2007	800,000
March 31, 2008 through December 31, 2008	1,000,000
March 31, 2009 through December 31, 2009	1,150,000

In the event the December 31, 2009 balloon payment is not paid within 30 days after the due date therefor, then in addition to the other remedies available to MTM, the interest rate on the MTM loan increases to 3-month EURIBOR plus 5% per annum.

While the MTM loan remains outstanding, we will be restricted from incurring additional debt obligations (other than unsecured trade credit, capital leases and additional debt obligations pursuant to the senior credit facility with LaSalle); merging, consolidating or selling our assets; purchasing, retiring or redeeming our capital stock; and making capital expenditures in excess of $2.5 million in any fiscal year. In addition, the MTM loan can be accelerated and become due and payable in case of our “default” under the loan agreement, which is defined to include the termination of Mariano Costamagna as our Chief Executive Officer for any reason (with certain limited exceptions) or a material breach by us of his employment agreement.

In addition, if Mariano Costamagna’s employment is terminated for any reason, whether or not for cause, such termination represents an event of default under the MTM loan and, with certain limited occasions for termination occasioned by death, MTM would be permitted to accelerate the MTM loan and demand payment of all amounts due thereunder.

The Guaranty and Pledge Agreement

The founders have agreed jointly and severally to guaranty IMPCO’s payment of the MTM loan in order to provide additional support for the MTM loan. The guaranty will continue during the entire term of the MTM loan and provides that MTM may demand full performance of the loan from the founders, jointly and severally, in case of a default by IMPCO.

In order to provide recourse for the founders in the event IMPCO defaults on the MTM loan and they are required under the guaranty to make any payments on the loan, IMPCO has pledged the IMPCO interest and the founders’ interest to be acquired in the acquisition to The founders. Under the pledge agreement, if IMPCO defaults on the loan agreement and either of the founders pays any portion of the MTM loan and provides notice to IMPCO of his intent to exercise his rights under the pledge agreement, then he has right to any cash dividends in respect of the pledged interests and the right to require that all shares or units representing the pledged interests be registered in his name and to thereafter exercise all rights of an owner of such shares or units. Because the pledge is of interests representing ownership of an Italian entity, the Italian Civil Code will govern the recording and enforcement of the pledge. The pledge will terminate upon the repayment of the loan and discharge of the guaranty.

Former CEO’s Consulting Agreement

Our former Chief Executive Officer and President, Robert Stemmler will remain Chairman of the Board of Directors and has entered into an employee consulting agreement to oversee the transition of IMPCO’s management team. Mr. Stemmler’s consulting agreement will continue through April 20, 2007. His base salary will remain at its current level of US$360,000 per year, and he will receive substantially the same retirement and health benefits that he received as Chief Executive Officer. In addition, Mr. Stemmler will remain entitled to participate in IMPCO’s existing bonus plans and arrangements. Mr. Stemmler’s consulting agreement provides that if he is terminated for any reason other than his own resignation or for “cause” prior to January 1, 2006, IMPCO will be required to pay to Mr. Stemmler severance payments equal to one year’s compensation. In the event that he is similarly terminated between January 1, 2006 and June 30, 2006, the severance payments will be equal to six months’ compensation. IMPCO’s right to terminate Mr. Stemmler without triggering this obligation is limited to circumstances similar to those described above with respect to Mariano Costamagna’s employment agreement.

Effective Time of the Acquisition

Subject to the conditions to the obligations of the parties to complete the acquisition as set forth in the purchase agreement, the acquisition is expected to occur at 5:00 p.m. Eastern time, on March 25, 2005 or, if all of the conditions to closing have not been satisfied or waived prior to this time, at 5:00 p.m. Eastern time, on the third business day after all of the conditions have been satisfied or waived. However, IMPCO cannot assure you when or if the acquisition will occur. Either IMPCO or BRC may terminate the purchase agreement if the acquisition does not occur on or before April 30, 2005.

Conduct of Business by BRC Pending the Acquisition

Prior to the closing of the acquisition, BRC has agreed to carry on its business in the ordinary course consistent with past practice, and in compliance with all applicable laws and regulation and to use all reasonable best efforts to preserve and maintain existing relations and goodwill with its employees, customers, brokers, suppliers and other persons with which BRC has significant business relations.

Conditions to the Completion of the Acquisition

Completion of the acquisition is subject to various conditions. While it is anticipated that all of the applicable conditions will be satisfied, there can be no assurance as to whether or when all of those conditions will be satisfied or, where permissible, waived.

The respective obligations of IMPCO and the founders to complete the acquisition are subject to the following conditions:

•	the parties must receive all consents, approvals or orders of authorization of, or actions by any regulatory authorities required for the consummation of the acquisition, including without limitation the approval of the SEC, and have made all registrations, declarations or other filings with any governmental authorities, except in each case for those the failure of which to obtain or make, individually or in the aggregate, are not reasonably likely to have a material adverse effect on IMPCO or BRC;

•	the parties must receive all necessary third party consents to or approvals of the acquisition, except for those the failure of which to obtain, individually or in the aggregate, is not reasonably likely to have a material adverse effect;

•	there must be no order, decree, statute, law, rule or regulation of any court or other governmental agency that would prohibit completion of the acquisition or be likely to have a material adverse effect;

•	IMPCO must have completed an equity financing with proceeds to IMPCO (net of discounts, commissions, finders’ fees, legal and accounting fees, and other expenses) of US$15 million;

•	IMPCO’s senior secured lender must consent to the acquisition;

•	IMPCO must have received approval of the transaction by IMPCO shareholders holding a majority of the outstanding shares of IMPCO common stock present and voting on the matter at a meeting at which a quorum is present;

•	the registration statement of which this proxy statement forms a part must have been declared effective as to the IMPCO shares to be issued in the acquisition;

•	we must have obtained Nasdaq approval of the listing of the shares of IMPCO common stock to be issued in the acquisition; and

•	Mariano Costamagna must have entered into an employment agreement with IMPCO in the form of Annex B, and Pier Antonio Costamagna must enter into an employment agreement with MTM in the form of Annex C.

IMPCO’s obligations under the purchase agreement are subject to the following additional conditions:

•	the founders’ and BRC’s representations and warranties contained in the purchase agreement must be accurate in all material respects as of the dates specified in the purchase agreement, and the founders and BRC must have performed their obligations contained in the purchase agreement in all material respects;

•	the founders and BRC must have provided for recordation by an Italian notary public of a notarial deed of the transfer of the equity interests to IMPCO, and IMPCO must be recorded in the transfer ledger of BRC as BRC’s sole equity holder;

•	IMPCO must have received an opinion of Grosso, De Rienzo, Riscossa, Gerlin e Associati, counsel to the founders, regarding certain corporate and other legal matters relating to BRC and the founders and an opinion of Adams Harkness, Inc., dated as of the closing date, regarding whether the transaction is fair, from a financial point of view, to IMPCO’s disinterested shareholders;

•	no change, effect, event, occurrence or state of facts that is, or is reasonably likely to be, materially adverse to the business, financial condition, assets, results of operations or prospects of BRC and its subsidiaries taken as a whole has occurred; and

•	each of the founders must convey to BRC any and all intellectual property rights owned, developed or held by them in connection with the current, past and anticipated business of BRC and MTM.

The founders’ obligations under the purchase agreement are subject to the following additional conditions:

•	IMPCO’s representations and warranties contained in the purchase agreement must be accurate in all material respects as of the dates specified in the purchase agreement, and IMPCO must have performed in all material respects its obligations contained in the purchase agreement;

•	no change, effect, event, occurrence or state of facts that is, or is reasonably likely to be, materially adverse to the business, financial condition, assets, results of operations or prospects of IMPCO and its subsidiaries taken as a whole has occurred;

•	the founders must have received an opinion of Davis Wright Tremaine LLP, counsel to IMPCO, regarding certain legal matters relating to IMPCO;

•	IMPCO must pay the consideration payable under the purchase agreement;

•	IMPCO must pay the fees and expenses of sellers’ legal and financial advisors up to a limit of $135,000; and

•	IMPCO must have appointed to its board of directors a person nominated by the founders who meets the definition of “independent director” within the meaning of the applicable Nasdaq rules.

Representations and Warranties

IMPCO has made representations and warranties to the founders in the purchase agreement as to, among other things:

•	corporate organization, existence, good standing and qualification to conduct business;

•	affiliated companies;

•	capital structure;

•	due authorization, execution, delivery and enforceability of the purchase agreement;

•	absence of any violation of agreements or law or regulation as a result of the acquisition;

•	governmental approvals necessary to complete the acquisition;

•	accuracy and completeness of SEC filings;

•	tax matters; and

•	fees payable to financial advisors in connection with the acquisition.

Each of the founders has made certain representations to IMPCO in the purchase agreement, including:

•	ownership of the founders’ interest;

•	authority and enforceability;

•	contravention and conflicting agreements and obligations; and

•	that the founders have reviewed the representations and warranties of BRC and, to the knowledge of the founders, no representation or warranty of BRC contains any material misstatement or omission.

BRC has made representations and warranties to IMPCO in the purchase agreement as to, among other things:

•	organization, existence and qualification to conduct business;

•	affiliated companies;

•	due authorization, execution, delivery and enforceability of the purchase agreement;

•	absence of any violation of agreements or law or regulation as a result of the acquisition;

•	capital structure;

•	governmental and third-party consents necessary to complete the acquisition;

•	financial statements and absence of undisclosed liabilities;

•	compliance with applicable laws;

•	litigation;

•	material contracts;

•	tax matters;

•	labor and employment matters;

•	real property and assets;

•	environmental matters;

•	fees payable to financial advisors in connection with the acquisition; and

•	no material misstatements or omissions.

Termination of the Purchase Agreement

General

The acquisition may be abandoned and the purchase agreement may be terminated at any time before the acquisition is completed, even after IMPCO shareholder approval, by:

•	mutual written consent of IMPCO and both of the founders; and

•	either of the founders or IMPCO:

•	if the acquisition has not been consummated on or before April 30, 2005, except that a party cannot terminate the purchase agreement if the party’s failure to perform its obligations under the purchase agreement resulted in the delay of the completion of the acquisition past such time;

•	if any law or regulation makes consummation of the acquisition illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or other governmental authority having competent jurisdiction enjoining the acquisition is entered and becomes final and non-appealable;

•	if the other party (or, in the case of a termination by IMPCO, BRC or either of the founders) misrepresents, breaches or fails to perform in any material respect any of its representations, covenants or other agreements contained in the purchase agreement (or, in the case of a termination by the founders, IMPCO experiences a material adverse change) and the misrepresentation, breach or failure is not cured within 20 days following delivery to the defaulting party of written notice of the default (or earlier if the default, by its nature, cannot be cured or the party in default fails to continually use commercially reasonable efforts to cure the default); or

•	if the board of directors of the terminating party determines that the exercise of its fiduciary duty so requires.

Effect of Termination

If the purchase agreement is terminated, there will be no liability on the part of IMPCO or BRC or their respective officers or directors, except that:

•	certain provisions of the purchase agreement will survive the termination; and

•	IMPCO and BRC each will bear their own expenses in connection with the purchase agreement and the transactions contemplated by the purchase agreement, except if a party terminates as a result of the other party’s default, in which case the terminating party is entitled to recover its reasonable out-of-pocket costs and attorneys’ fees.

Each party’s remedies for breaches of representations and warranties by the other party which are discovered before closing are limited to a termination of the Purchase Agreement. This means that a party that discovers before closing a material breach of the other party’s representations and warranties must elect either to terminate the Purchase Agreement, or to close the transaction and forego its other remedies.

Extension, Waiver and Amendment of the Purchase Agreement

Extension and Waiver

At any time prior to the completion of the acquisition, each of IMPCO, BRC and the founders may, to the extent legally allowed:

•	extend the time for the performance of the obligations of the other parties under the purchase agreement;

•	waive any inaccuracies in the other parties’ representations contained in the purchase agreement; and

•	waive compliance with any condition to closing that may lawfully be waived.

Amendment

Subject to compliance with applicable law, IMPCO, BRC and the founders may amend the purchase agreement at any time before or after approval by IMPCO shareholders. However, after approval of the purchase agreement by IMPCO shareholders, there may not be, without their further approval, any amendment of the purchase agreement that reduces the amount or changes the form of the consideration to be delivered to the founders.

BACKGROUND OF THE ACQUISITION AND REASONS OF BRC AND IMPCO FOR THE ACQUISITION; RECOMMENDATION OF IMPCO’S BOARD OF DIRECTORS

IMPCO Technologies is a major participant in the global alternative fuels industry. IMPCO products and systems enable internal combination engines to run on clean burning gaseous fuels such as natural gas (CNG), liquified petroleum gas (LPG) and others. The industry is undergoing a rapid expansion period due to increasing worldwide air pollution, particularly in urban areas, increasing prices for liquid fuels, such as gasoline and diesel, and the need for energy independence from OPEC countries. Gaseous fuels burn 40-90% cleaner than liquid fuels, generally cost 40-60% less and are available in countries that are dependent on the importation of liquid fuels e.g. China, India, Pakistan, Bangladesh, Thailand, Egypt, Mexico.

IMPCO is a 46 year old company and one of the oldest participants in the industry with a strong brand name recognition. Company management’s internal market research indicated that Impco was among the leaders in two of the three high growth global markets i.e. industrial and power generation. In the third market and the largest, transportation, IMPCO management felt the company was not a major participant. During a third quarter, 2000, business strategy meeting, IMPCO management recognized that the alternative fuels industry was in the very early of a rapid expansion period due to the increasing importance of the market drivers throughout the world. In recovering the market, product and technical strengths of IMPCO it was apparent that becoming a major participant in the transportation market was of primary importance to perpetuating the future growth and profitability of the Company. Further it was acknowledged that acquiring a market leader in the transportation market would be more cost effective than internally developing the necessary technology and products and market position to become a major participant. As a consequence, management decided that IMPCO’s Vice President of Business Development undertake a worldwide market survey to identify the leaders in the transportation market. At the June 1, 2001 Board of Directors Meeting, the Directors were advised of our analysis of IMPCO’s market position and the need to become a major participant in the transportation market to continue profitable growth.

After a six month market survey three leading companies in the alternative fuel industry transportation market were identified among them BRC located in Cherasco, Italy. Contact was made with two of the three companies during the third quarter of 2001 to ascertain their interest in joining the IMPCO organization and being acquired. The two companies indicated interest. The results of our market research and the interest of two companies to initiate acquisition talks with IMPCO was conveyed to the Board of Directors during its November 8, 2001 meeting. The Board unanimously agreed that exploratory talks with the two companies should be initiated. During the fourth quarter of 2001 and the first quarter of 2002 meetings with the management of the two companies were conducted to determine the compatibility of the management teams, our respective business strategies and our operational policies. BRC was identified as the most desirable for IMPCO to acquire. The results of these meetings and management’s assessment of the two companies were presented to the Board of Directors at Board Meeting on April 5, 2002. By resolution the Board unanimously agreed that IMPCO’s management should initiate acquisition talks with BRC and conduct a thorough due diligence of the company.

Subsequent meetings were then held with the BRC owners and management during the second and third quarters of 2002 to further explore their interest in being acquired, to familiarize them further with the IMPCO business and management and to jointly investigate and define the advantages to be gained by each company through combining their technical, product, manufacturing and market strengths. Concurrently, due diligence of BRC by various financial, manufacturing, marketing and business management members of IMPCO was conducted.

During the November 14, 2002 Board Meeting the IMPCO Directors were advised of IMPCO management’s favorable due diligence of BRC and after considering the financial constraints faced by IMPCO, the acquisition terms were established with BRC for a 50% equity purchase. By unanimous resolution, the Board approved the acquisition of 50% of BRC.

Background and Terms of Initial Purchase

On October 3, 2002, IMPCO entered into an option agreement with the founders and their spouses which we refer to in this section as the “initial purchase option.” The initial purchase option granted IMPCO a right to purchase from the founders one half of the equity interest of BRC, and in exchange for the initial purchase option IMPCO paid the founders cash amounting to US$1.5 million and issued to them a total of 2,309,470 shares of IMPCO common stock.

Under the original terms of the initial purchase option and the related sale and purchase agreement, IMPCO was required to notify the founders of their intent to exercise the option on or before January 31, 2003, and thereupon to make an initial exercise payment totaling US$4.05 million plus €1.25 million. Under the terms of the initial purchase option the exercise of the option and payment of the exercise price in this manner would transfer to IMPCO ownership of the IMPCO interest. Thereafter, IMPCO was required to make a deferred payment of US$7 million on or before September 30, 2003. Also upon exercise of the initial purchase option, IMPCO had agreed that Mariano Costamagna would be appointed to the IMPCO board of directors, and IMPCO and the founders would each have a right to designate three members of the boards of directors of BRC and its wholly-owned principal operating subsidiary, MTM, S.r.l. Additionally, a shareholder agreement was negotiated at the time of the initial purchase option and became effective between the founders and IMPCO when the option was exercised. This agreement was intended to afford the founders certain protections in the form of an effective right to veto significant actions that did not meet with their approval.

Section 8 of the initial purchase agreement contained a buy-sell provision called the “earn-out call option” that allows IMPCO to purchase the founders’ interest at a specified period in 2007. The purchase price for the exercise of either of these options is equal to the greater of (i) 5.5 times the average consolidated EBITDA of BRC during fiscal years 2005 and 2006 (less the amount of certain dividends); or (ii) 2.5 times BRC’s “consolidated capital and reserves . . . as shown by the approved financial statements of BRC for the last fiscal year,” plus, in either case, a payment to the founders of €3.05 million to reflect the founders’ purchase of certain real estate from BRC at its appraised value after the initial purchase option was granted. The earnings and equity segments of the formula price were to be reduced by one-half to reflect the exercising party’s proportionate ownership of the total interest. The founders retained a parallel option to purchase IMPCO’s interest on substantially the same terms and based on the same pricing formula.

When entering into the initial purchase option, IMPCO and BRC had intended that IMPCO would obtain “control” over BRC in that transaction in a manner sufficient to require consolidation of the companies’ respective financial statements, while affording the founders certain protections in the shareholder agreement noted above. During the period between the grant and the exercise of the initial purchase option, IMPCO’s management assessed whether, in light of the heightened sensitivity regarding accounting and financial matters occasioned by the then-recent adoption of the Sarbanes-Oxley Act and the related regulations and interpretations then evolving thereunder, IMPCO properly could account for BRC as a “subsidiary.” At the time the initial purchase option was exercised, management did not believe they had sufficient guidance to make this determination definitively, but IMPCO’s management and board of directors believed that the benefits from the BRC relationship were sufficiently great even using the equity method of accounting (which would apply if BRC were treated as an unconsolidated entity) that they decided to proceed with the exercise of the option even in the presence of uncertainty over this question.

Exercise of Initial Purchase Option

At January 31, 2003, IMPCO lacked sufficient available cash to make the initial exercise payment called for by the initial purchase option, and as a result IMPCO made a cash payment, included as part of the total exercise price payment, to the founders amounting to $1.5 million for the right to extend the due date of that payment to March 31, 2003. The due date was subsequently extended to April 30, 2003, and cash payments of $3.1 million and $7.0 million were made on April 3, 2003 and in July 22, 2003 respectively. The initial purchase option was exercised, and the initial exercise price payment paid, on May 8, 2003, and on that date the IMPCO interest was transferred to IMPCO. Mariano Costamagna was subsequently elected to IMPCO’s board of directors in June of 2003.

On July 22, 2003, IMPCO refinanced its outstanding debt obligations by borrowing US$20 million from Bison Capital Structured Equity Partners, LLC, and up to US$12 million (subject to certain limits) from LaSalle Business Credit, LLC. Simultaneously, IMPCO discharged approximately US$11.3 million in debt to Bank of America, and on July 29, 2003 IMPCO paid the founders US$7 million in respect of the deferred payment that was due on September 30, 2003.

Recent Developments and the Current Proposed Transaction

Following the exercise of the initial purchase option and payments described above, IMPCO’s management continued to assess the appropriateness of accounting for BRC as a consolidated subsidiary; however, it took an approach management and IMPCO’s independent accountants considered cautious in the interim, treating BRC as an unconsolidated entity pending resolution of this issue. Ultimately IMPCO’s chief financial officer sought guidance from the SEC’s Office of Chief Accountant; however, management remained concerned about the appropriateness of consolidation treatment unless IMPCO retained both a majority of BRC’s equity interest and effective control of BRC’s board of directors.

Based on that concern, IMPCO’s management began seeking ways to restructure the ownership arrangement in a way that would permit IMPCO to recognize the accounting treatment it had initially expected from the transaction, without the risk that a subsequent assessment would require IMPCO to restate earnings if it were determined that the companies’ financial statements had been consolidated improperly. IMPCO initially approached the founders about their willingness to entertain proposals for IMPCO to acquire additional equity interests and to amend the relevant provisions of the BRC shareholder agreement to afford IMPCO more substantial control. The founders responded favorably, and based on those initial discussions, the founders and IMPCO directed their respective counsel to meet in an attempt to negotiate a purchase of an additional equity interest and to amend the shareholder agreement to eliminate any material impediments to IMPCO’s ability to control BRC.

The parties’ attorneys first met in New York City on September 1, 2004. The attorneys had been instructed to negotiate the purchase of the additional equity interest at a price based on the earn-out call option contained in Section 8 of the initial purchase agreement. Initially the focus of the meeting was on the purchase of a relatively small but material portion of the equity interest, along an amendment to the shareholders’ agreement intended to delete the founders’ rights to participate in control over BRC’s ordinary course business activities. However, the founders were concerned about IMPCO’s ability ultimately to exercise the earn-out call option and to make the cash payments needed to acquire the remaining equity interest. IMPCO’s management, on the other hand, were concerned that, were the founders to exercise the earn-out call option and reacquire the founders’ interest, IMPCO would lose its relationship with BRC, which management and the board believe is critical to the success of IMPCO’s overseas strategy and an important aspect of IMPCO’s efforts in the transportation market.

As a result, the parties directed the attorneys to focus on the possibility that IMPCO might acquire the founders’ entire remaining BRC equity interest, doing so in a manner that would permit the company to finance the acquisition without unduly compromising its cash flow. Additionally, the founders believed it would be important for Mariano Costamagna to have sufficient influence over the combined companies to be able to protect the founders’ investment in IMPCO. Over the next two days, the attorneys tentatively focused on the possibility that the acquisition might be funded using either an all-stock purchase or a combination of stock and cash. The attorneys also discussed the possibilities for Mariano Costamagna’s role with the combined companies, the timing of Mr. Stemmler’s anticipated retirement, various related management succession issues, and financing alternatives. At the conclusion of this meeting, the attorneys agreed to schedule another meeting at which IMPCO’s senior executives, Mariano Costamagna and the parties’ legal counsel could meet again.

Following this meeting Mr. Stemmler briefed IMPCO’s board of directors on the possible transaction. Owing to the need to ensure adequate shareholder protections existed for IMPCO’s disinterested shareholders, the board of directors designated three directors, Norman L. Bryan, J. David Power, III, and John Jacobs, as a special independent committee to oversee the negotiation of any such transaction, review and approve the terms thereof, and to make a recommendation to the full board of directors concerning IMPCO’s course of action. These directors were selected because they are “independent directors” within the meaning of applicable Nasdaq rules, and are “disinterested directors” with respect to this transaction within the meaning of the Delaware General Corporation Law. The special committee first met on September 8, 2004 and determined to engage an independent financial advisor to provide advice and to render an opinion as to the fairness of the financial terms of any such transaction to IMPCO’s shareholders. The committee also met with IMPCO’s counsel separately on September 16, September 20 and September 27, 2004 to ask questions, discuss the background of the transaction and consider the fiduciary duty implications of the transaction, and to address questions relating to management succession.

The next meetings between management and the founders took place between September 29 and October 7, 2004, with Mariano Costamagna and the founders’ legal and financial representatives representing the founders, and with Robert Stemmler and IMPCO’s chief financial officer, Nick Gerde, along with company counsel, representing IMPCO. During this meeting the parties focused in greater detail on the terms of the transaction, including the amount of stock and cash, the basis for determining the value and number of IMPCO shares to be issued as the stock component, the means of reducing IMPCO’s leverage to reduce the interest expense of the combined companies after the transaction, and the terms of the founders’ employment agreements.

Contemporaneously with these meetings, IMPCO’s counsel and management were holding frequent discussions with the chair of the special committee to ensure the committee was apprised of ongoing developments and outstanding issues. By October 7, 2004 the parties had reached a consensus on the basic structure and general terms of the transaction and had reflected those issues in a term sheet, which was approved by the special committee at a meeting at IMPCO’s executive offices on October 16, 2004. That approval was subject to the negotiation of definitive agreements on the purchase of the founders’ quota and the terms of the founders’ employment, particularly the severance arrangement relating to an early termination of Mariano Costamagna’s employment.

Also in attendance at the October 16, 2004 special committee meeting were representative of Adams Harkness, Inc., IMPCO’s financial advisors, who answered questions from the special committee about the various methods that might be relevant to an evaluation of the financial fairness of the transaction, the effects of using a fixed number of shares as an alternative to a pre-closing or post-closing measurement period and a risk management “collar,” and various other matters about the financial terms of the transaction. The Adams Harkness representatives also discussed their expectations as to the market’s likely reaction to an announcement of such a transaction, as well as their recommendations for an appropriate structure for the equity financing expected to be required in order to conclude the transaction.

At the conclusion of this meeting, the special committee tentatively approved a purchase of the founders’ interest for one-half of 2.5 times BRC’s consolidated capital and reserves measured as of September 30, 2004 according to BRC’s applicable accounting procedures consistently applied as in prior periods. This amount had not been finally determined as of this meeting, but estimates suggested the price would be between $36.5 and $37.5 million. Of this amount, €8 million was to be paid in cash and the remainder was to be paid in IMPCO common stock, with the number of shares of common stock determined according to the weighted average closing price of IMPCO’s common stock as reported by NASDAQ during the three-week period ending the day before IMPCO’s board approved the definitive transaction. The cash component would be computed in U.S. dollars based on the reported exchange rates as of that same date.

Queried about their views as to the financial fairness of such a transaction, the Adams Harkness representatives in attendance stated that, based on their analysis to date, but without offering a formal opinion, they believed a favorable fairness opinion could be rendered, assuming the estimates as to the purchase price proved reasonably accurate and assuming the post-closing stock price was limited such that IMPCO would not issue more than approximately 30% of its common stock in the transaction.

Following this meeting, the parties and their respective counsel drafted and negotiated the definitive purchase agreement, the founders’ employment agreements and the related ancillary documents. Also, the parties agreed on October 18, 2004, that the purchase price for the founders’ quota would be $37.6 million, an amount approximately $2.0 million less than would have been derived computing BRC’s consolidated capital and reserves according to BRC’s traditional accounting methods, and approximately $2.0 million more than if that computation had been based upon U.S. generally accepted accounting principles. At the time this compromise was reached, the parties also agreed to dispense with the post-closing adjustment provision, and the final drafts of the transaction documents were finalized and circulated to IMPCO’s board of directors and Adams Harkness.

The special committee convened a telephonic meeting on October 21, 2004 to consider and approve the transaction and the related documents. At this meeting, the committee confirmed with Adams Harkness representatives that those experts were prepared to offer a fairness opinion and discussed with those representatives the anticipated effects of removing the post-closing adjustment provision, a revision Adams Harkness found favorable. Following the discussion, the special committee unanimously approved the transaction, including the payment of $10,017,600 in cash and the issuance of 5,098,284 shares of common stock, and recommended the same for approval by the board of directors.

Immediately following the special committee meeting, IMPCO’s board of directors convened in a special meeting and discussed the final terms of the definitive agreement with management, the company’s financial advisors and legal counsel. Thereafter, Adams Harkness offered an opinion to a special committee IMPCO’s board of directors that the acquisition consideration was fair, from a financial point of view, to holders of IMPCO common stock (as stockholders of IMPCO). Following the receipt of that opinion, the board of directors unanimously (with Mr. Costamagna not voting) approved the transaction.

Amendment to Transaction Structure; Recent Developments

The parties had anticipated that the acquisition would be completed in the fourth quarter of 2004, one advantage of which was that the recognition of costs associated with the acquisition, as well as the recognition of deferred financing costs associated with the prepayment of the senior subordinated secured note, would be completed in 2004, allowing the combined company to present a more consistent financial picture beginning in the first quarter of 2005. However, IMPCO was unable to complete the equity financing upon which the BRC acquisition is conditioned, owing in part to the burdens imposed by Section 404 of Sarbanes-Oxley and in part to the logistical difficulties that often accompany financing transactions during the period after Thanksgiving. Nonetheless, both management and the founders were motivated to accelerate the redemption of the senior subordinated secured note, not least because the note then was carrying an interest charge of 18.25%, or approximately $912,500 per quarter.

To that end management had discussed with the founders an alternative whereby MTM would advance the MTM loan prior to closing of the acquisition. However, that revision carried significant exposure for MTM were the BRC acquisition ultimately not to be consummated. Moreover, MTM’s independent board members were concerned that, under those circumstances, the loan might be construed an indirect support of the BRC acquisition in a manner that would benefit the founders, which would be a violation of the Italian Civil Code. In order to remedy those concerns, MTM and the founders agreed that the founders would jointly and severally guaranty the MTM loan. Mariano Costamagna, along with the founders’ legal and financial advisors, met with Robert Stemmler and Nick Gerde, along with IMPCO’s legal counsel, in New York City on December 20, 2004 to finalize the details of these arrangements. During the course of those meetings the founders requested, and subject to the review and approval of the special committee and IMPCO’s board of directors, management agreed that it would be appropriate, that IMPCO provide certain protections to the founders in event their guaranties were enforced. These protections included an amendment and restatement of Mariano Costamagna’s employment agreement, accelerating Mr. Costamagna’s assumption of the duties as IMPCO’s president and chief executive officer, as well as a pledge of IMPCO’s BRC equity interest (including both the equity interest that was being released from the pledge in support of the subordinated note and the equity interest that would be acquired in the instant transaction) to the founders as security for their guaranties. The details of these arrangements were determined between December 20 and December 21, 2004, and at a telephonic meeting on December 22, 2004 the special committee unanimously approved the terms of the MTM loan, the related guaranty and pledge agreements, and the amendment to Mariano Costamagna’s employment agreement. Following that approval the board of directors unanimously (with Mr. Costamagna abstaining) approved those same arrangements, unanimously accepted Mr. Stemmler’s resignation as president, chief executive officer and chairman, unanimously re-designated Mr. Stemmler as chairman, and unanimously approved, subject to further review and approval by IMPCO’s compensation committee, Mr. Stemmler’s consulting agreement. The compensation committee finally approved Mr. Stemmler’s consulting agreement on January     , 2005. The MTM loan was funded on December 27, 2004 and the senior subordinated secured note was retired on December 30, 2004.

OPINION OF FINANCIAL ADVISOR

Opinion of Adams Harkness

Adams Harkness provided a fairness opinion to the special committee of the board of directors of IMPCO on October 21, 2004 that, as of the date of such fairness opinion, the acquisition consideration was fair, from a financial point of view, to the holders of IMPCO common stock (as stockholders of IMPCO). The full text of the fairness opinion, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the fairness opinion, is attached as Annex J to this proxy statement/prospectus and is incorporated herein by reference. The fairness opinion, referred to herein, does not constitute a recommendation as to how any stockholder should vote with respect to the transaction. The description of the fairness opinion is qualified in its entirety by reference to the full text of the fairness opinion. Stockholders are urged to, and should, read the fairness opinion in its entirety.

IMPCO’s special committee retained Adams Harkness to assist it in its evaluation of the proposed merger. Pursuant to the terms of Adams Harkness’ engagement letter with the special committee dated October 5, 2004,

IMPCO agreed to pay Adams Harkness a retainer fee of $50,000, a fee of $250,000 upon the delivery by Adams Harkness of the fairness opinion and an additional fee in the amount of $50,000 upon delivery by Adams Harkness, if requested by the special committee, of each affirmation of its fairness opinion other than the first such formal affirmation. IMPCO also agreed to reimburse Adams Harkness for all reasonable fees and disbursements of its counsel and all of its reasonable travel and other out-of-pocket expenses arising in connection with its engagement, and to indemnify Adams Harkness and its affiliates to the full extent permitted by law against liabilities relating to or arising out of its engagement, except for liabilities found to have resulted from the willful misconduct or gross negligence of Adams Harkness. Adams Harkness has agreed to act as an underwriter for the equity offering on which the transaction is conditioned, and will be paid a fee for their services in that transaction. IMPCO’s management believes the consideration to be paid to Adams Harkness in connection with that offering will be similar to consideration typically paid in comparable transactions (including indemnification). Adams Harkness will not serve as the sole book runner or lead managing underwriter for that offering.

Pursuant to the terms of the Adams Harkness engagement letter, Adams Harkness was retained by the special committee to render an opinion as to the fairness, from a financial point of view, to the stockholders of IMPCO of the consideration to be paid, in connection with the merger. Adams Harkness is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes.

The following is a summary of the various sources of information and valuation methodologies used by Adams Harkness in arriving at its fairness opinion. To assess the fairness of the transaction, Adams Harkness employed analyses based on the following:

•	relative valuations for BRC based on a discounted cash flow valuation analysis on a stand-alone basis;

•	each company’s implied pro forma ownership based on the percentage revenue, earnings before interest and taxes depreciation and amortization, referred to as EBITDA, and net income contribution to the combined entity;

•	valuation metrics derived from selected comparable companies; and

•	valuation metrics derived from selected precedent transactions.

In addition, because IMPCO is only acquiring the remaining 50% of BRC, Adams Harkness conducted each of these analyses on the basis of 100% equity interest and 50% equity interest of BRC.

In conducting its investigation and analysis and in arriving at its opinion, Adams Harkness reviewed the information and took into account the investment, financial and economic factors it deemed relevant and material under the circumstances. The material actions undertaken by Adams Harkness in connection with the preparation and rendering of its fairness opinion were as follows:

•	reviewed the terms of the equity interest purchase agreement dated October 19, 2004 (the “purchase agreement”) furnished to Adams Harkness by legal counsel to the special committee which, for purposes of the fairness opinion, Adams Harkness assumed, with the special committee’s permission, was identical in all material respects to the purchase agreement executed;

•	analyzed and discussed with management of IMPCO and BRC certain historic and projected financial statements and other financial and operating data concerning each company;

•	conducted due diligence discussions with members of senior management of IMPCO and BRC concerning the financial performance, operations, business strategy and prospects for such company, respectively;

•	reviewed and analyzed the potential pro forma financial effects of the transaction on the projected financial results of the consolidated entity;

•	compared the results of operations of BRC with those of certain companies Adams Harkness deemed to be relevant and comparable;

•	compared the terms and conditions of the transaction with certain mergers and acquisitions Adams Harkness deemed to be relevant and comparable;

•	reviewed and analyzed the current capitalization of each of IMPCO and BRC after giving effect to the transaction; and

•	performed such other financial studies, investigations and analyses and took into account such other matters as Adams Harkness deemed necessary, including its assessment of general economic, market and monetary conditions as of the date of the fairness opinion.

In rendering its fairness opinion, Adams Harkness assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided to Adams Harkness by, or on behalf of, IMPCO and BRC, and did not independently verify such information. Adams Harkness also relied on the assurances of the management of IMPCO that they were not aware of any facts that would make such information misleading. Adams Harkness assumed, with the special committee’s consent, that:

•	with respect to forecasts relating to the prospects of IMPCO or BRC provided to Adams Harkness by the companies’ respective managements, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of IMPCO and BRC, respectively, as to the future financial performance of such company;

•	all material assets and liabilities (contingent or otherwise, known or unknown) of each of IMPCO and BRC are as set forth in the historic and projected financial statements of each such company as provided to Adams Harkness;

•	obtaining any regulatory and other approvals and third party consents required for consummation of the transaction would not have an adverse effect on the contemplated benefits of the transaction; and

•	the transaction would be consummated in accordance with the terms set forth in the purchase agreement.

In conducting its analyses to support its fairness opinion, Adams Harkness did not obtain an independent evaluation or appraisal of any of the assets of IMPCO or BRC. Adams Harkness’ fairness opinion did not predict or take into account any possible economic, monetary or other changes which may occur, or information which may come available, after the date of its fairness opinion.

Discounted Cash Flow Analysis

Adams Harkness analyzed certain historic and projected financial statements of BRC, provided by management of BRC, in performing a discounted cash flow analysis for BRC. Adams Harkness relied on such information and assumed such information to be complete and accurate in all material respects. Through these analyses, Adams Harkness assessed the stand-alone value for BRC based on the valuation implied by the present value of BRC’s projected future cash flows using selected discount rates. Implied equity values were then calculated using most recent (September 30, 2004) balance sheet information. Terminal values were calculated through the application of comparable forward EBITDA multiples and capitalizing this amount using a sensitized range of long-term growth rates (reflective of historical and projected performance) and weighted average costs of capital, referred to as WACC.

Adams Harkness also considered the fact that BRC is a private company. In arriving at an appropriate valuation, Adams Harkness applied a discount to the value of BRC’s securities based on its view that valuations of private securities are subject to a discount relative to the market price of comparable public securities, reflecting the inability to freely trade such private securities in the public market place. For purposes of its analysis, Adams Harkness applied a 30% valuation discount.

Adams Harkness performed five-year discounted cash flow analyses for BRC, sensitized to account for a range of long-term revenue growth rates and WACCs. For BRC, Adams Harkness utilized long-term revenue growth rates between 5.0% and 7.0%, and WACCs ranging from 16.0% to 20.0%. Based on the above assumptions and sensitivities, Adams Harkness’s five-year discounted cash flow analysis resulted in a range of implied equity value range in BRC, assuming 100% equity interest, between $85.7 million and $100.9 million, and an implied value of the outstanding equity interest in BRC (i.e., 50% equity interest) between $42.9 million and $50.5 million

Contribution Analysis

Based on management projections, Adams Harkness analyzed each company’s implied pro forma ownership in the consolidated entity based on the percentage of projected revenues, EBITDA and net income each company will contribute to the consolidated entity. Adams Harkness primarily focused on each company’s projected revenue, EBITDA and net income contribution for the calendar years 2003 – 2006, analyzing it assuming both a 100% equity interest and a 50% equity interest.

100% Equity Interest

The following table reflects the projected revenue contribution of each of IMPCO and BRC to the consolidated entity based on each company’s respective revenue projections, assuming 100% equity interest:

Revenue Contribution to Consolidated Entity

Year	IMPCO	BRC
CY 2003 A	65.1%	34.9%
CY 2004 E	67.5%	32.5%
CY 2005 E	65.8%	34.2%
CY 2006 E	64.4%	35.6%

The following table reflects the projected EBITDA contribution of each of IMPCO and BRC to the consolidated entity based on each company’s respective EBITDA projections, assuming 100% equity interest:

EBITDA Contribution to Consolidated Entity

Year	IMPCO	BRC
CY 2003 A	69.9%	30.1%
CY 2004 E	61.9%	38.1%
CY 2005 E	60.0%	40.0%
CY 2006 E	61.8%	38.2%

The following table reflects the projected net income contribution of each of IMPCO and BRC to the consolidated entity based on each company’s respective net income projections, assuming 100% equity interest:

Net Income Contribution to Consolidated Entity

Year	IMPCO	BRC
CY 2003 A	NMF *	NMF *
CY 2004 E	38.5%	61.5%
CY 2005 E	54.4%	45.6%
CY 2006 E	58.9%	41.1%

*	Not meaningful

50% Equity Interest

The following table reflects the projected revenue contribution of each of IMPCO and BRC to the consolidated entity based on each company’s respective revenue projections, assuming 50% equity interest:

Revenue Contribution to Consolidated Entity

Year	IMPCO	BRC
CY 2003 A	78.8%	21.2%
CY 2004 E	80.6%	19.4%
CY 2005 E	79.3%	20.7%
CY 2006 E	78.4%	21.6%

The following table reflects the projected EBITDA contribution of each of IMPCO and BRC to the consolidated entity based on each company’s respective EBITDA projections, assuming 50% equity interest:

EBITDA Contribution to Consolidated Entity

Year	IMPCO	BRC
CY 2003 A	82.3%	17.7%
CY 2004 E	76.5%	23.5%
CY 2005 E	75.0%	25.0%
CY 2006 E	76.4%	23.6%

The following table reflects the projected net income contribution of each of IMPCO and BRC to the consolidated entity based on each company’s respective net income projections, assuming 50% equity interest:

Net Income Contribution to Consolidated Entity

Year	IMPCO	BRC
CY 2003 A	NMF *	NMF *
CY 2004 E	55.6%	44.4%
CY 2005 E	70.5%	29.5%
CY 2006 E	74.2%	25.8%

*	Not meaningful

Based on the foregoing, Adams Harkness determined that the implied value of 100% equity interest of BRC is between approximately $55.0 million and $96.0 million, and the implied value of the outstanding equity interest in BRC (i.e., 50% equity interest) is between approximately $27.5 million and $48.0 million.

Public Company Peer Analysis

Adams Harkness established a group of publicly traded companies that it deemed comparable to BRC based on similarity of services offered, markets served and financial performance (referred to as the peer group companies) and analyzed certain operating performance characteristics and public market valuation metrics of such peer group companies. Such information included:

•	last twelve months (referred to as LTM) revenue and projected 2004 and 2005 revenue;

•	LTM EBITDA and projected 2004 and 2005 EBITDA;

•	LTM earnings per share (referred to as EPS) and projected 2004 and 2005 EPS;

•	ratio of enterprise value to LTM revenue and 2004 and 2005 projected revenue;

•	ratio of enterprise value to LTM EBITDA and 2004 and 2005 projected EBITDA; and

•	ratio of share price to LTM EPS and projected 2004 and 2005 EPS.

IMPCO is a publicly traded company and a world leading source of advanced alternative fuel systems technology and components for internal combustion engines and BRC is a privately held global supplier of alternative gaseous fuel products and systems used in automobiles. Adams Harkness established the following group of thirteen publicly traded companies that it deemed comparable to IMPCO and BRC:

Company	Market Capitalization
(in millions)
Borgwarner, Inc.	$2,231.4
Dana Corporation	$2,115.9
Clarcor	$1,209.4
Ballard Power Systems Inc.	$948.2
Tesma International, Inc.	$770.3
Woodward Governor Company	$674.6
Tenneco Automotive Inc.	$497.7
Standard Motor Products Inc.	$301.5
Quantum Fuel Systems Technologies	$216.8
Edelbrock Corporation	$90.5
Westport Innovations Inc.	$88.2
Starcraft Corporation	$80.6
Millenium Cell Inc.	$35.8

(1)	Market capitalization is derived from share prices as of the close of trading on October 20, 2004 and the number of fully diluted shares outstanding are taken from each company’s most recent SEC filings.

Using publicly available information, Adams Harkness calculated for each of the peer group companies (1) a revenue multiple by dividing its enterprise value by its revenue for the LTM for which financial information is available, (2) an EBITDA multiple by dividing its enterprise value by its LTM EBITDA, and (3) an EPS multiple by dividing its price by its LTM earnings. The following table sets forth information concerning these calculations for CY 2004:

	Revenue Multiple	EBITDA Multiple	Price Multiple
Mean	5.1x	6.7x	14.7x
Median	1.0x	6.5x	11.0x
Stripped Mean	2.4x	6.7x	13.7x

The following table sets forth the information concerning these calculations for CY 2005:

	Revenue Multiple	EBITDA Multiple	Price Multiple
Mean	2.4x	13.7x	11.7x
Median	1.0x	6.2x	9.7x
Stripped Mean	2.0x	6.2x	11.3x

Adams Harkness then applied adjusted mean multiples (excluding high and low data points) to the financials of BRC for both CY 2004 and CY 2005, to calculate the implied valuation of revenue and EBITDA for BRC. Adams Harkness then applied the 30% valuation discount to calculate the implied value of BRC 100% equity interest and the implied value of BRC’s outstanding equity interest (i.e., 50% equity interest) as follows:

	Revenue		EBITDA
	CY 2004	CY 2005	CY 2004	CY 2005
100% Equity Interest	$95.1	$96.6	$33.2	$40.2
50% Equity Interest	$47.6	$48.3	$16.6	$20.1

Precedent Transaction Analysis

Adams Harkness assessed the transaction premiums and relative valuations associated with selected precedent publicly disclosed acquisitions it deemed relevant. Adams Harkness reviewed nine precedent transactions (including one pending transaction) it deemed comparable to IMPCO and BRC. Adams Harkness analyzed the transaction value to the target net sales multiple for the last twelve months, the target EBITDA multiple for the last twelve months and the target net income multiple for the last twelve months.

Premiums paid in precedent public company change of control transactions typically imply the range of consideration acquirers are willing to pay above a seller’s stock price prior to or at the time of the announcement of the relevant transaction. However, since market conditions change over time, valuation metrics derived from precedent transactions may or may not be accurate proxies for value at a given point in time.

Adams Harkness identified nine precedent transactions (including one pending transaction) with available and applicable valuation metrics it deemed relevant to IMPCO and BRC. In chronological order, the selected transactions were:

Date Completed	Target Name	Acquirer Name
Pending	Dana Corporation—Automotive Aftermarket Business	The Cypress Group
8/6/2004	Stanadyne Automotive Corporation	Kohlberg & Co LP
6/3/2004	Noveon International Inc.	Lubrizol Corp
5/10/2004	Owosso Corporation	Allied Motion Technologies Inc.
1/16/2004	Wheel to Wheel, Inc.	Starcraft Corporation
1/12/2004	Kelsey-Hayes Co—Autospecialty Operations	Universal Automotive Inc.
10/1/2003	Warn Industries Inc.	Dover Resources Inc.
May-03	Synchro-Start Products, Inc.	Woodward Governor Company
7/3/2002	GVH Entwicklungsgesellschaf	Westport Innovations Inc.

As part of its analysis of the above transactions, Adams Harkness analyzed the ratio of transaction value to the net sales for the last twelve months of the target companies, the transaction value to the EBITDA for the last twelve months of the target companies and the transaction value to the net income for the last twelve months of the target companies. The following table sets forth information concerning these analyses:

	Transaction Value/Sales LTM	Transaction Value/EBITDA LTM
Mean	1.1x	6.0x
Median	0.9x	6.3x

Adams Harkness calculated the implied value of the 100% equity interest in BRC, by applying the mean multiples for sales and EBITDA, to be between $37.3 million and $59.4 million and the implied value of the outstanding equity interest in BRC (i.e., 50% equity interest) to be between $18.7 million and $29.7 million.

Summary of Financial and Comparative Analyses

The foregoing summary does not purport to be a complete description of the analyses performed by Adams Harkness. The preparation of a fairness opinion is a complex process. Adams Harkness believes that its analyses must be considered as a whole, and that selecting portions of such analysis without considering all analyses and factors would create an incomplete view of the processes underlying its fairness opinion. Any estimates contained in Adams Harkness’s analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Such estimates are inherently subject to uncertainty. Adams Harkness advised the special committee that the financial and comparative analyses conducted by it in rendering its fairness opinion (specifically, the discounted cash flow analysis, the contribution analysis, the peer group analysis and the selected precedent transactions analysis) constituted a “going concern” analysis of IMPCO and BRC. Taken together, the information and analyses employed by Adams Harkness lead to Adams Harkness’s overall opinion that the acquisition consideration is fair, from a financial point of view, to holders of IMPCO common stock (as stockholders of IMPCO).

Adams Harkness and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Adams Harkness has acted as financial advisor to the special committee in connection with the transactions contemplated by the purchase agreement, including acting as an underwriter for the equity offering on which the transaction is conditioned. In addition, Adams Harkness may provide investment banking services to IMPCO and its affiliates in the future. IMPCO has also paid compensation to Adams Harkness in the past, for advisory services and financings.

Adams Harkness is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Adams Harkness and its affiliates may provide such services to IMPCO, BRC and their respective affiliates, may actively trade the debt and equity securities of IMPCO for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

INTERESTS OF CERTAIN RELATED PARTIES IN THE ACQUISITION

Mariano Costamagna has become IMPCO’s Chief Executive Officer and has been a director of IMPCO since June of 2003. Pier Antonio Costamagna is an employee of MTM. In addition, each of the founders holds shares of IMPCO’s common stock. As of the record date, Mariano Costamagna owned and was entitled to vote 1,054,668 shares of IMPCO’s common stock, which represents approximately 5.6% of the outstanding shares of IMPCO common stock, and Pier Antonio Costamagna owned and was entitled to vote 831,409 shares of IMPCO’s common stock, which represents approximately 4.4% of the outstanding shares of IMPCO common stock. On January 10, 2005 the founders filed a report of beneficial ownership on Schedule 13D indicating that they may be considered to be acting in concert with respect to their IMPCO common stock. In the aggregate the founders will own approximately 25.1% of IMPCO’s common stock after the transaction after giving effect to the 4,000,000 shares issuable in the equity offering on which the closing is conditioned.

The founders will be entitled to receive all of the consideration to be paid by IMPCO in the purchase of the founders’ interests, including 5,098,284 shares of its common stock and approximately US$10 million in cash. See “The Acquisition—Consideration” beginning on page 44 for a more detailed discussion of the consideration to be paid to the founders under the purchase agreement.

Following the closing of the purchase of the founders’ interests, and giving effect to the 4,000,000 shares issuable in the equity offering on which the closing is conditioned, Mariano Costamagna will hold 3,603,810 shares of IMPCO’s common stock, or approximately 13% of the total outstanding shares of IMPCO’s common stock, and Pier Antonio Costamagna will hold 3,380,551 shares of IMPCO’s common stock, or approximately 12% of the total outstanding shares of IMPCO’s common stock.

In addition to the receipt of consideration in exchange for their interests, Mariano Costamagna has entered into an employment agreement with IMPCO, and Pier Antonio Costamagna will enter into an employment agreement with MTM. For a description of these employment agreements, please see “The Acquisition—Founder’s Employment Agreements.”

In connection with Mariano Costamagna’s entering an employment agreement pursuant to which he would become IMPCO’s Chief Executive Officer, Robert Stemmler, our former Chief Executive Officer and Chairman of the Board of Directors, entered into an employee consulting with IMPCO pursuant to which he will oversee the transition of IMPCO’s management team. For a description of the consulting agreement, please see “The Acquisition—Former CEO’s Consulting Agreement.”

Prior Material Contracts between IMPCO and the Founders

On October 3, 2002, IMPCO entered into an option agreement with the equity holders of BRC. Under the option agreement, IMPCO obtained the right to purchase from those equity holders 50% of the outstanding equity interest of BRC for approximately $23.8 million, which included the issuance of approximately 2.3 million shares of IMPCO’s common stock (which the parties acknowledged and agreed were valued at $10.0 million). IMPCO exercised the option and the purchase of 50% of BRC was completed pending a $7.0 million payment that represented a deferred portion of the purchase price due on September 30, 2003. On July 22, 2003, IMPCO paid the deferred payment of $7.0 million to the equity holders of BRC completing the acquisition of the 50% equity interest in BRC.

Certain Relationships and Related Party Transactions

From time to time, MTM acquires raw materials and component parts used in its operations pursuant to contracts with certain entities controlled by the founders. These contracts are awarded in accordance with MTM’s standard policy, which requires MTM to solicit three competing bids for every supply contract awarded. In situations where such founder-controlled entities submit the lowest bid to MTM, such entity is awarded the contract. In addition, MTM and BRC lease certain real property used in their operations from IMCOS due S.r.l. a real property holding company owned 100% by the founders. The rent charged pursuant to theses leases has been reviewed by an independent appraisal firm, which has confirmed that such rent is at fair market value. MTM also sold certain real estate to IMCOS due S.r.l. Such sale has likewise been appraised by an independent expert who determined that the sale price was at fair market value.

CERTAIN MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material United States federal income tax considerations relating to the acquisition, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In additions, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of the federal estate or gift tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction.

IMPCO SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION IN LIGHT OF THEIR PARTICULAR TAX CIRCUMSTANCES.

Neither the Company nor its shareholders will recognize gain or loss as a result of the payment of cash or the issuance of IMPCO common stock in exchange for the founders’ interests in BRC. IMPCO will hold the interests in BRC so acquired with a tax basis equal to the amount of cash paid and the fair market value of the IMPCO common stock transferred therefor.

An individual seller of an interest in BRC acquired by IMPCO in the acquisition will not be subject to U.S. federal income tax as a result of the acquisition unless he or she (A) is a U.S. citizen or a U.S. resident for the year in which the acquisition occurs, (B) is present in the U.S. for 183 days or more in the taxable year in which the acquisition occurs and other required conditions are met or (C) gain recognized as a result of the acquisition is effectively connected with the conduct of the individual of a trade or business in the U.S. and, if an applicable U.S. income tax treaty requires, is attributable to a U.S. permanent establishment maintained by the individual. For purposes of this rule, and except as may be modified by an applicable income tax treaty, a U.S. resident is an individual who either (i) is a lawful permanent resident of the U.S. at any time during the year in which the acquisition occurs—generally if the U.S. Immigration and Naturalization Service has issued such individual an alien registration card, also known as a “green card,” or (ii) satisfies the “substantial presence test” for the year in which the acquisition occurs. The substantial presence test will be met by an individual for any calendar year if the individual is present in the U.S. on at least 31 days during that year and 183 days during the three-year period that includes that year and the preceding two years, counting (a) all the days such individual was present in the U.S. during the current year, (b) one-third of the days the individual was present in the U.S. in the first year preceding the current year and (c) one-sixth of the days the individual was present in the U.S. during the second year preceding the current year.

REGULATORY APPROVALS REQUIRED FOR THE ACQUISITION

No material regulatory approvals are required to be obtained in connection with the transaction.

APPRAISAL RIGHTS

If you are an IMPCO shareholder, under the Delaware General Corporation Law you will not have appraisal rights in connection with the transaction.

STOCK MARKET LISTING

IMPCO common stock is listed on the Nasdaq National Market. IMPCO has agreed to use its reasonable best efforts to cause the shares of IMPCO common stock to be issued in the acquisition to be listed on the Nasdaq National Market and it is a condition of the acquisition that the acquisition shares be so listed.

RESALE OF IMPCO COMMON STOCK

The shares of IMPCO common stock to be issued to the founders upon consummation of the acquisition have been registered under the Securities Act of 1933, as amended (the “Securities Act”). However, the founders are both deemed to be “affiliates” of IMPCO for purposes of Rule 145 under the Securities Act. The IMPCO common stock received by the founders may be resold without registration only to the extent provided by Rule 145, which permits limited sales under certain circumstances, or as otherwise permitted under the Securities Act.

An “affiliate” of IMPCO is defined in Securities Act Rule 144 to include any person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, IMPCO. These restrictions generally apply to the directors and executive officers of IMPCO and, in most cases, directors and officers of its subsidiaries as well. IMPCO will give stop transfer instructions to its transfer agent with respect to the shares of IMPCO common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended. This proxy statement/prospectus does not cover any resales of IMPCO common stock received by the founders.

ACCOUNTING TREATMENT

The acquisition will be accounted for by IMPCO using the purchase method of accounting under generally accepted accounting principles. Accordingly, using the purchase method of accounting, the assets and liabilities of BRC will be recorded by IMPCO at their respective fair values at the time of the acquisition. The excess of IMPCO’s purchase price over the fair value of net assets acquired including identifiable intangible asset(s), and liabilities assumed is recorded as goodwill. Goodwill will be assessed for impairment periodically, but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of BRC will be included in IMPCO’s consolidated statement of income after the date of the acquisition. Identifiable intangible assets with a definite useful life will be amortized against the combined company’s earnings following completion of the acquisition.

The allocation of the purchase price is preliminary and will be adjusted based on the final assessment of the intangible assets.

FEES AND EXPENSES

The purchase agreement provides that IMPCO will pay its own fees and expenses and will pay up to $135,000 of fees and expenses of the founders’ legal and financial advisers in connection with the transactions contemplated by the purchase agreement.

OUR BUSINESS

IMPCO

Overview

We design, manufacture and supply alternative fuel products and systems to the transportation, industrial and power generation industries on a global basis. Our components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas, for use in internal combustion engines. Our products improve efficiency, enhance power output and reduce emissions by electronically sensing and regulating the proper proportion of fuel and air required by the internal combustion engine. We also provide engineering and systems integration services to address our individual customer requirements for product performance, durability and physical configuration. For more than 46 years, we have developed alternative fuel products, systems and services and supplied them to the market place through a global distribution network of over 400 distributors and dealers and 100 OEMs in 55 countries.

Customers use our components and systems on engines ranging from one to 4,000 horsepower. We provide gaseous fuel components, systems and certified gaseous fueled engines to the industrial market, the stationary and portable power generation markets and the transportation market, which includes buses, trucks, and off-road vehicles.

We offer our products to a number of OEMs in the transportation, industrial and power generation industries of power systems that use clean burning gaseous fuels, which we believe decreases fuel costs, lessens dependence on crude oil and reduces harmful emissions in internal combustion engines. We offer the following products, kits and systems to these customers:

•	fuel delivery—pressure regulators, fuel injectors, flow control valves, and other components and systems designed to control the pressure, flow and/or metering of gaseous fuels;

•	electronic controls—solid-state components and proprietary software that monitor and optimize fuel pressure and flow to meet manufacturers’ engine requirements;

•	gaseous fueled internal combustion engines—engines manufactured by OEMs that are integrated with our fuel delivery and electronic control systems; and

•	systems integration—we also offer systems integration services to integrate the gaseous fuel storage, fuel delivery and/or electronic control components and sub-systems to meet OEM and aftermarket requirements.

Taxi companies, transit and shuttle bus companies, and delivery fleets such as Coca-Cola, Frito-Lay, Pepsi Cola and United Parcel Service are among our most active customers. Small and large industrial engine users in the power generation market capitalize on the cost benefits of using alternative fuels and their low-pollutant capabilities. For example, forklift users often operate equipment indoors where toxic emissions are a concern. Because of the global price differential worldwide in favor of gaseous fuels compared to gasoline, their availability in third-world markets and their lower pollutants, the alternative fuel industry market potential is growing rapidly. As of September 30, 2004, approximately 60% of our revenue is derived from sales outside the United States.

Alternative Fuel Industry

Overview

Our business is focused on the alternative fuel industry. We believe three independent market factors—economics, energy independence and environmental concerns—are driving the growth of the market for alternative fuel technology. We believe the historic price differential between propane or natural gas and gasoline results in economic benefit to end users of alternative fuel technology. The price of alternative fuels such as natural gas or propane is typically 40% to 60% less than the price of gasoline. By converting a gasoline fueled internal combustion engine to run on propane or natural gas, customers can capitalize on this fuel price differential. End-users may recoup the cost of the conversion within six to eighteen months, depending on the fuel cost disparity prevailing at the time. Transportation companies in various countries, including Australia, Mexico, India and China, are also taking advantage of these economics.

In addition to economic benefits to alternative fuels to end-users, some governments have sought to create a demand for alternative fuels in order to reduce their dependence on imported oil and reduce their unfavorable balance of payments. For example, we believe that the Egyptian and Chinese governments, rather than relying solely on gasoline and diesel fuel for their transportation needs, each promote the use of natural gas in vehicles to free some of its oil production for export. Natural gas is generally consumed domestically since it is difficult to transport internationally in a gaseous state and liquefying natural gas tends to be costly. Implementing OEM alternative fuel vehicles that operate on natural gas or propane can lessen the demand for gasoline.

Governmental emission regulations, which support the use of clean burning alternative fuels, are also expanding industry growth. Internal combustion engines are a major source of air pollution, which has led to increased government regulation and oversight on vehicle and industrial engine emissions. Most major international cities are experiencing significant pollution from gasoline and diesel emissions. These cities also have the largest concentrations of fleet operators, and many of these cities, particularly those outside the United States, are taking steps to reduce emissions, typically by implementing natural gas or propane-fueled vehicles. For example, in Mexico City the government has taken steps such as prohibiting the use of certain vehicles on designated days of the week.

In the United States, legislative and administrative policies such as the Comprehensive National Energy Strategy, the Clean Air Act Amendments of 1990, the Energy Policy Act of 1992, and the Organization for Economic Cooperation and Development (OECD) Environmental Committee’s Report on Environmentally Sustainable Transport provide goals for energy efficiency, and coupled with the Environmental Protection Agency and the California Air Resource Board’s Large Spark Ignited Off-Highway Emission regulation for industrial equipment, afford strict emission standards and promote the development and implementation of alternative fuels and related technologies.

Markets

We are directly involved in three key-energy use market segments (transportation, industrial equipment and power generation equipment), which have seen growth in the use of clean-burning gaseous fuels in association with other lower-emission fuel-components.

Industrial

Equipment such as forklifts, aerial platforms, sweepers, turf equipment, light-duty construction equipment, mobile wood-processing equipment and other mobile industrial equipment have long been the workhorses of developed countries, and are a significant portion of our global activities. With developed countries such as the United States and the EU15 seeking a broader consensus on regulation of emission sources in an attempt to further reduce air pollution, many countries have and will legislate emission standards for this type of equipment.

With new emission regulations being imposed, these OEMs will require advanced technologies that permit the use of gaseous fuels in order to satisfy not only the regulation, but also the customers’ requirements for durability, performance and reliability. We have developed and are currently supplying a series of advanced technology fuel systems to the industrial OEM market under the brand name Spectrum. We and our industrial brands focus on serving the market with fuel systems, services and emission certified engine packages.

Competitive Advantages

We believe we can develop a technological leadership position in the alternative fuel industry based on our experience in design, manufacture and commercialization of alternative fuel delivery systems and components, our relationships with leading companies in transportation, power generation and industrial markets, our financial commitment to research and development and our proven ability to develop and commercialize new products. We believe our competitive strengths include:

Strong Technological Base

Over the past nine years, we have invested approximately $130.0 million in research and development. This investment, coupled with our history and experience in this industry, has provided us with a strong technology base for new product innovation for internal combustion engines, particularly in our industrial and power generation markets. Additionally, we believe our acquisition of BRC will expand our technology and product base in the transportation market. BRC has been developing, manufacturing and marketing alternative gaseous fuel products and systems for automobiles for more than 20 years and is considered a leader in this application.

Strong Global Distribution and OEM Customer Relationships

We have developed a distribution system of over 400 dealers and distributors in 55 countries around the world. In addition, we currently sell products to more than 100 OEM customers in domestic and international alternative fuel markets. To date, we have sold over four million fuel systems or sub-systems globally to our customers. We believe that the successful historic use of our products and our reputation as a leader in our industry provides a strong competitive position. In addition, BRC has developed a distribution system of over 100 distributors and dealers in over 20 countries. BRC also sells its products to over 30 automotive OEMs.

Extensive Manufacturing Experience

We have more than four decades of experience in the manufacture, development and integration of alternative fuel technologies and products. We currently maintain manufacturing and production facilities in the United States, Europe, Mexico and Australia, which produce a broad range of products and services, including components, systems and specialty vehicle assembly. Our U.S., Australian and European facilities have achieved ISO-9000 or QS-9000 certification. QS-9000 is the common supplier quality standard for Chrysler Corporation, Ford Motor Company and General Motors. QS-9000 applies to suppliers of production materials, production and service parts, heat-treating, painting and plating and other finishing services. ISO-9000 is a set of three individual, but related, international standards on quality management and quality assurance. These three standards were developed to document effectively the quality controls necessary to maintain efficient systems. BRC has manufacturing facilities in Italy (3) and one in Brazil. All of such facilities are ISO qualified.

Established Systems Integration Expertise

As more OEMs seek to reduce costs by outsourcing key tasks and reducing the number of suppliers, we have focused increasingly on capturing additional revenue opportunities by expanding our systems integration capabilities. In 1998, we established our Industrial Engine Systems business in Sterling Heights, Michigan, which provides systems integration of our low-emission products on engines that are subsequently sold to industrial OEMs. Management believes that our systems integration expertise, together with our proprietary and patented technologies, give us a significant advantage in the alternative fuel markets. BRC also has system integration experience in the automotive aftermarket and with OEMs and provide products and systems to enable their customers to convert to gaseous fuel. In addition, BRC also converts new vehicles to gaseous fuels for subsequent sale by automotive OEMs.

Positioned for Global Growth

With ten foreign facilities and over 400 distributors and dealers in more than 30 countries outside the United States, management believes that we are positioned to capitalize on global growth opportunities. We believe that the alternative fuel markets will grow dramatically internationally, particularly in China, India, Japan, Mexico and Southeast Asia, because of the existing urban pollution problems and economics that favor alternative fuels versus gasoline. Our 50% equity purchase of BRC strengthens IMPCO’s global position by adding an additional 100 distributors and dealers in all 15 European nations, as well as ten Eastern European countries, and a number of developing countries including Brazil, Argentina, Chile, Australia, India, China, Thailand and South Korea.

Business Strategy

We believe that the successful execution of the following strategic objectives will enable us to maintain and expand our leadership position in the advanced fuel technologies industry.

Capitalize on IMPCO’s Strong Technology Leadership Position

We believe we have a technology advantage due to our investment in research and development. Our investment has permitted it to develop and supply new technology and products to our target markets, and our management believes that these trends will continue to grow as liquid fossil fuels become increasingly scarce and expensive to develop. Our management also plans to develop new technologies, including the technology of BRC, and expand our product and system integration capabilities to an increasingly larger and more diversified customer base.

Migrate Revenue Base from Component Products to Complete Fuel Systems

Historically, our revenues were derived exclusively from component parts. As part of its strategic business review, management recognized the need to further differentiate its product offering, and as such the company also develops and engineers complete fuel systems. These systems not only generate higher dollar revenues, but also result in additional future revenue streams such as engine controls and maintenance contracts. As of September 30, 2004, revenues derived from fuel systems were approximately 50% of our total revenues and were primarily in the industrial market. The BRC acquisition, if completed, will enable the same system strategy to be expanded into the transportation market.

Focus on Advanced Fuel Delivery Technologies and Related Products

Our management intends to focus on advanced electronic and fuel metering technologies and products. Management plans to continue our research and product development in fuel delivery and electronic control systems for alternative fuels. We actively seek to establish joint development programs and strategic alliances with the major engine designers, manufacturers and industry leaders in these markets. If completed, the BRC acquisition will provide us with additional technology in its electronic and fuel metering.

Develop and Expand Key Industry Relationships

We plan to utilize the successful technical and business relationships and reputation we have established worldwide with major industry leaders using alternative fuel products to enable us to establish and maintain strategic alliances, joint product development programs and joint ventures with these companies in our target markets. Our management will concentrate our efforts on broadening our OEM relationships in an effort to establish strong top-tier supplier positions based on management’s belief that OEMs will drive industry growth in the alternative fuel industry. If completed, BRC acquisition will expand our industry relationships in the transportation market.

Expand and Broaden Systems Integration Expertise

We expect to continue to broaden our capabilities to provide integration, testing, validation and manufacturing of our products and systems into the transportation, material handling, stationary and portable power generation and general industrial markets. As more OEMs seek to reduce costs and shorten time to market by outsourcing key tasks and reducing numbers of suppliers, our management is focused increasingly on capturing additional revenue opportunities by expanding into value-added services, such as systems integration. For example, we have established an industrial systems unit in Michigan to integrate our products into engines that will be sold to industrial OEMs, who in turn will install these engines into end products. If completed, the BRC acquisition will expand our product and system capabilities in the automotive transportation market.

Increase Bases of Business Operations and Distributor Network in High-Growth Global Regions

We plan to expand our operating network in higher-growth regions, such as Asia, Europe and Latin America, to take advantage of significant growth opportunities that management believes exist in those areas. Management intends to capitalize on these growth opportunities through acquisitions and joint ventures, strengthening of our distributor network and developing key local business and governmental support and recognition. Additionally, our management believes that working with local governments and establishing joint ventures with local businesses is essential to expanding into international markets. Our 50% equity purchase of BRC further expands our presence in the European transportation market. If completed, the BRC acquisition will expand key industry relationships in the automotive transportation market.

Expand Our Global Manufacturing Operations

We plan to expand our manufacturing operations in the United States and Mexico by establishing manufacturing sites in low-cost locations with a continued focus on quality, timely delivery and operating efficiency. In addition, our management anticipates that the manufacturing strengths of BRC, coupled with the additional product volume management hopes to derive from the relationship, will result in productivity improvements.

Customers and Strategic Relationships

Our customers include some of the world’s largest OEMs and engine manufacturers, including Boss Manufacturing, Caterpillar, Clark, Cummins, Daewoo, Detroit Diesel, Ford Australia, GM Holden, Kohler, Komatsu, Mazda, Mitsubishi, Onan, Still and Toyota.

Our Management is working with a number of these customers to address their future product and application requirements as they integrate more advanced, certified gaseous fuel systems into their business strategies. Additionally, we continually survey and evaluate the benefits of joint ventures, acquisitions and strategic alliances with our customers and other participants in the alternative fuel industry to strengthen our global business position.

We have focused our strategic alliances on our marketing strategy and/or on our development strategy. Our marketing strategy seeks to expand the distribution channels for our gaseous fuel system technologies. Our development strategy is to advance the state of technology and its application.

Quantum Collaboration

Our three-year agreement with Quantum provides that we will collaborate with Quantum to identify and conduct research and development programs of mutual interest. As part of those research and development activities, we may develop technology and products separately or jointly with Quantum. The agreement also allows us to acquire and sell into its alternative fuel markets Quantum’s advanced technology products, including compressed natural gas storage tanks, fuel injectors, in-tank regulators and other products, for use in automotive, bus and truck and industrial aftermarket applications and in the bus and truck and industrial original equipment manufacturers, or “OEM” markets. For jointly developed products, Quantum and we will jointly own any patent or other intellectual property rights and will issue royalty-free cross licenses covering our respective markets. For separately developed products, each party will grant the other a right to sell the affected products in their respective markets. The developing party will retain sole intellectual property ownership.

Products and Services

Our products include gaseous fuel regulators, fuel shut-off valves, fuel delivery systems, complete engine systems, and electronic controls for use in internal combustion engines for the transportation, industrial, material handling, stationary and portable power generation markets. In addition to these core products, which IMPCO manufactures, it also designs, assembles and markets ancillary components required for complete systems operation on alternative fuels.

All of our products are designed, tested and validated in accordance with our own internal requirements, as well as tested and certified with major regulatory and safety agencies throughout the world, including Underwriters Laboratories (“UL”) in North America and TÜV in Europe. The following table describes the features of our products:

Products	Features
Fuel Metering

Designed to operate on propane, natural gas or digester gas fuels

Electronic control overlays allow integration with modern emissions monitoring systems for full emissions compliance capability

Designed for high resistance to poor fuel quality

Fuel Regulation	Reduces pressure of gaseous and liquid fuels Vaporizes liquid fuels Handles a wide range of inlet pressures

Fuel Shut-Off

Mechanically or electronically shuts off fuel supply to the regulator and engine

Available for low-pressure vapor natural gas and high-pressure liquid propane

Designs also incorporate standard fuel filtration to ensure system reliability

Electronics & Controls	Provides closed loop fuel control, allowing integration with existing sensors to ensure low emissions Integrates gaseous fuel systems with existing engine management functions

Products	Features
Engine-Fuel Delivery Systems	Turnkey kits for a variety of engine sizes and applications Customized applications interface per customer requirements

Full Systems

Complete vehicle and equipment systems for aftermarket conversion

Complete engine and vehicle management systems for heavy-duty engine on-highway truck and bus operation on natural gas

Complete engine and vehicle management systems for off-highway and industrial engines used for material handling, pumping and industrial applications

The following table describes the various services we provide:

Services	Capabilities
Design and Systems Integration

Strong team of applications engineers for component, system and engine level exercises providing support to customers in the application of our gaseous fuel products

Applications engineering services for whole vehicle/machine integration outside of our products

Full three dimensional design modeling and component rapid prototyping services

Certification

Certification of component products and services in line with the requirements of California Air Resources Board for off-highway engines

Provide customers with the required tools to manage in-field traceability and other requirements beyond initial emission compliance

Testing and Validation	Component endurance testing Component thermal and flow performance cycling Engine and vehicle testing and evaluation for performance and emissions

Sub-System Assembly	Pre-assembled modules for direct delivery to customers’ production lines Sourcing and integrating second and third tier supplier components

Services	Capabilities
Training and Technical Service

Complete technical service support, including technical literature, web-based information, direct telephone interface (in all major countries) and on-site support

Training services through sponsored programs at approved colleges, at our facilities worldwide and on-site at customer facilities

Service Parts and Warranty Support	Access to service parts network, along with direct support in development of customers’ own internal service parts programs and procedures Warranty and replacement services for our customers worldwide

Sales and Distribution

We sell products through a worldwide network encompassing more than 400 distributors and dealers in over 30 countries and through a sales force that develops sales with OEMs and large end-users. Our operations focus on OEM and aftermarket customers in the transportation, industrial, and power generation markets. Of these markets, we believe that the greatest potential for immediate growth is in the Latin America and Asia Pacific regions in the transportation OEM and aftermarket and in North America in the industrial OEM and aftermarket.

For the nine months ended September 30, 2004 and the fiscal year ending December 31, 2003, sales to distributors (including company-owned distributors) accounted for 29% and 45% of our net revenue, respectively, and sales to OEM customers accounted for approximately 71% and 55% of our net revenue, respectively. Distributors generally service the aftermarket conversion business and small-volume OEMs and are generally specialized and privately owned enterprises. Many domestic distributors have been our customers for more than 30 years, and many of our export distributors have been our customers for more than 20 years. Our International operations segment, which consists of our subsidiaries located in Europe, Australia, Japan, and India, has sales, application and market development and technical service capabilities.

Manufacturing

We manufacture and assemble products at our facilities in Cerritos, California, Sterling Heights, Michigan and at our international facilities. Current manufacturing operations consist primarily of mechanical assembly or light machining. We rely on outside suppliers for parts and components and obtain components for products from a variety of domestic and foreign automotive and electronics suppliers, die casters, stamping operations, specialized diaphragm manufacturers and machine shops. For the nine months ended September 30, 2004 and the fiscal year ending December 31, 2003, ten suppliers accounted for approximately 48% and 71% of our raw material purchases, respectively. During our fiscal years 2001, 2002, 2003 and the nine months ended September 30, 2004, General Motors Corporation, and affiliates of General Motors, accounted for approximately, 9%, 12%, 23% and 9% respectively, of purchases. During our fiscal years 2001, 2002, 2003 and the nine months ended September 30, 2004, Rangers Die Casting Company accounted for approximately, 8%, 8%, 7% and 4%, respectively, of purchases.

Material costs and machined die cast aluminum parts represent the major components of cost of sales. Coordination with suppliers for quality control and timely shipments is a high priority to maximize inventory management. Our operations use a computerized material requirement planning system to schedule material flow and balance the competing demands of timely shipments, productivity and inventory management. All of our U.S. manufacturing facilities are ISO-9001 or QS-9001 certified.

Research and Development

In 2002, we opened a new research and development facility near Seattle, Washington, which is dedicated to the research and development of systems and products that support the use of gaseous fuels in internal combustion engines. This facility has sophisticated, state-of-the-art research laboratories, emissions control equipment, and testing equipment. Our research and development is focused on fuel delivery and electronic control systems and products for motor vehicles, engines, forklifts, stationary engines and small industrial engines.

We have the following research and development capabilities:

•	Electronic Control Systems. Specialization in hardware design and selection, engine modeling, calibration and software design for engine and emission controls.

•	Mechanical Design and Development. Specialization in pneumatic, kinematics, hydraulic components and systems and advanced materials, structural, flow and thermal analysis.

•	Advanced Catalysts. Catalyst and emission testing.

•	Advanced Products. Injectors, pressure sensors and bi-directional mass flow sensors, fuel management, mass flow sensors for natural gas measurement and “smart” sensors using 8-bit micro-controllers.

•	Component and Subsystem Test Facilities. Extended vibrations, shock loads and accelerations, flow simulations and pneumatic leak checks.

Our management believes this facility is a critical component in our ability to maintain our technological leadership position in alternative fuel enabling systems.

We conduct alternative fuel application development at the following facilities:

•	Cerritos, California for the power generation market;

•	Seattle, Washington for the transportation market;

•	Sterling Heights, Michigan for the industrial market;

•	Rijswijk, Holland for the industrial and transportation market;

•	Cheltenham, Australia for the transportation market; and

•	Gurgaon, India for the transportation and power generation markets.

These facilities encompass a total of approximately 100,000 square feet of laboratory space, and we have more than 50 employees at each of these facilities.

Competition

Our key competitors in gaseous fuel delivery products, accessory components and engine conversions markets include Asian, GFI, Landi Group, Lovato, OMVL and Tartarini, which together with us account for a majority of the world market for alternative fuel products and services. These competitors compete with us primarily in the transportation markets. In the future, we may face competition from traditional automotive component suppliers, such as Bosch, Delphi, Siemens and Visteon, and from motor vehicle OEMs that develop fuel systems internally. These companies may have greater financial resources or access to markets than we do.

Product Certification

We must obtain emission compliance certification from the Environmental Protection Agency to sell certain of its products in the United States and from the California Air Resources Board to sell certain products in California. Each car, truck or van sold in the U.S. market must be certified by the Environmental Protection Agency before it can be introduced into commerce, and its products must meet component, subsystem and system level durability, emission, refueling and various idle tests. In California, both on-road and off-road vehicles have emission compliance regulation. We have also obtained international emissions compliance certification in Argentina, Australia, Brazil, Canada, Chile, Europe and Mexico.

Management strives to meet stringent industry standards set by various regulatory bodies, including the Federal Motor Vehicle Safety Standards of the United States, the National Highway and Transportation Safety Administration, the National Fire Protection Association, Underwriters Laboratories and American Gas. Approvals enhance the acceptability of our products in the domestic marketplace. Many foreign countries also accept these agency approvals as satisfying the “approval for sale” requirements in their markets.

Intellectual Property

We currently rely primarily on patent and trade secret laws to protect our intellectual property. We currently have 13 U.S. patents and 26 foreign patents issued. Our U.S. patents began expiring in October 2002 and will expire on various dates until May 2020. Our management does not expect the expiration of our patents to have a material affect on our revenues.

We also rely on a combination of trademark, trade secret and other intellectual property laws and various contract rights to protect our proprietary rights. However, management cannot be sure that these intellectual property rights provide sufficient protection from competition. Management believes that copyright, trademark and trade secret protection are less significant than our patents, and that our growth and future success will be more dependent on factors such as the knowledge, ability and experience of IMPCO’s personnel, new product introductions and continued emphasis on research and development. Management believes that establishing and maintaining strong strategic relationships with valued customers and OEMs are the most significant factors protecting us from new competitors.

Employees

As of November 30, 2004, IMPCO employed approximately 353 persons. Of these employees, approximately 234 were employed in U.S. Operations and 119 were employed in International Operations. None of IMPCO’s employees (except those that are also BRC employees) are represented in a collective bargaining agreement. Our management considers our relations with our employees to be good.

Facilities

Our executive offices and our Gaseous Fuel Products division are located in Cerritos, California. We currently lease, either directly or through our subsidiaries or unconsolidated affiliates, additional manufacturing, research and development and general office facilities in the following locations set forth below:

Location	Principal Uses	Square Footage
Cerritos, California	Corporate offices; manufacturing; design, development and testing	105,000

Sterling Heights, Michigan	Sales, marketing application, development and assembly	78,000

Seattle, Washington	Research and development	26,000

Rijswijk, Holland	Sales, marketing application, development and assembly	16,000

Cheltenham, Australia	Sales, marketing application, development and assembly	15,000

Sydney, Australia	Sales, marketing and assembly	7,500

Gurgaon, India	Sales, marketing application, development and assembly	18,000

Fukuoka, Japan	Sales, marketing and assembly	4,000

We also lease nominal amounts of office space in France, the United Kingdom and Australia. Management believes its facilities are presently adequate for our current core product manufacturing operations and OEM development programs and production.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of its ordinary course of business. As of October 31, 2004, we are not a party to, and to management’s knowledge there are not threatened, any claims or actions against us, the ultimate disposition of which would have a material adverse effect on us. MTM is a defendant in a lawsuit brought by ICOM, S.r.l. (“ICOM”), filed in the local court at Milan, Italy. That lawsuit initially sought injunctive relief and damages for infringement of ICOM’s alleged exclusive rights to sell ring-style gaseous fuel tanks in Italy. The trial court initially denied the plaintiff’s motion for injunctive relief and subsequently denied the plaintiff’s damages claims. The case remains on appeal, and BRC’s management has indicated they believe the plaintiff’s claims are without merit.

MANAGEMENT

The following table sets forth certain information regarding our directors and executive officers as of January 1, 2005:

Name	Age	Position
Robert M. Stemmler	69	Chairman, Board of Directors; Consultant

Mariano Costamagna	53	Chief Executive Officer; Managing Director, B.R.C., S.r.l.; Director

Dale L. Rasmussen	54	Senior Vice President; Corporate Secretary

Brad E. Garner	42	Vice President and Chief Operating Officer, Americas, Asia/Pacific

Nickolai A. Gerde	60	Vice President Finance, Chief Financial Officer and Treasurer

Norman L. Bryan	63	Director; Audit Committee Chairman; Compensation Committee; Nominating Committee

John Jacobs	51	Director; Audit Committee; Compensation Committee; Nominating Committee

J. David Power, III	73	Director; Audit Committee; Compensation Committee; Nominating Committee

Don J. Simplot	69	Director

Robert M. Stemmler has been a director since May 1993, and the Chairman of our Board of Directors since June 1998. Mr. Stemmler has also served as our President and Chief Executive Officer from May 1993 through December 31, 2004. Mr. Stemmler is now a full time employee consultant to the company; he has previously served as a full time consultant to our company from December 1992 until July 1993. He served as our General Manager from 1982 to 1985 and has held various management and executive positions throughout his career at Celanese Corp. (now Hoechst-Celanese), an international chemical and fibers manufacturer; A.J. Industries, a holding company for aircraft, trucking and heating equipment companies; and Sargent Fletcher Company, a manufacturer of military aircraft fuel tanks and in-flight refueling systems. He holds an M.B.A. degree from Seton Hall University and a B.S. degree in mechanical engineering from Washington University in St. Louis.

Mariano Costamagna has served as a director of the Company since June 2003 and his current term expires in 2006. On January 1, 2005, he became our Chief Executive Officer. He is also the Managing Director and Chief Executive Officer of BRC, S.r.l., and its wholly owned subsidiary, MTM, S.r.l., located in Cherasco in the province of Piedmont in northern Italy. MTM develops, manufactures and installs alternative fuel systems and components under the BRC Gas Equipment trademark. Mr. Costamagna and his family founded MTM in 1977, and Mr. Costamagna has served as MTM’s principal executive officer since that time. Mr. Costamagna became BRC’s Managing Director and Chief Executive Officer at the time that company was established in 2001. Mr. Costamagna became a director in connection with our acquisition of the initial 50% of the equity interest of BRC and, our Chief Executive Officer in accordance with the employment agreement between the company and Mr. Costamagna, which was entered into in connection with the pending BRC acquisition. Mr. Costamagna has never served as the Chief Executive Officer of a publicly traded company.

Dale L. Rasmussen has served as our Senior Vice President and Corporate Secretary since June 1989. He joined us in April 1984 as Vice President of Finance and Administration and Corporate Secretary. Prior to joining us, Mr. Rasmussen was a commercial banker for 12 years at banks that were acquired by Key Bank and U.S. Bank. He received his B.A. degree in Business Administration and Economics from Western Washington University and is a graduate of the Pacific Coast Banking School. Mr. Rasmussen serves as the Chairman of the Board of Directors of Quantum Fuel Systems Technologies Worldwide, Inc.

Brad E. Garner has served as our Chief Operating Officer since July 2003 and has previously served as General Manager & Director, Gaseous Fuel Products Division since April 2002. Mr. Garner joined us in July 1994 as Regional Sales Manager for the U.S. Midwest and Canada Regions. In February 1996, he was promoted to Manager of Applications & Field Engineering. Mr. Garner also held the roles of Engineering Manager and General Manager for the Industrial Engines business unit of the Gaseous Fuel Products Division. Prior to joining us, Mr. Garner held a position with Superior Propane as Senior Auto Propane Sales & Technical Manager. Prior to his employment at Superior, Mr. Garner was the owner and operator of Advanced Automotive Technology, one of the largest alternative fuels conversion centers in Canada. Mr. Garner is a graduate of Fanshawe College of Technology in Canada with an equivalent to an Associates Degree in Mechanical Engineering.

Nickolai A. Gerde was appointed our Vice President Finance, Chief Financial Officer and Treasurer in January 2004. Mr. Gerde was previously a Company director and co-Chair of the Audit Committee. Mr. Gerde is a former CPA, and has provided business and financial consulting services. He was previously the Vice President Finance and CFO for seven years of Pacific Aerospace & Electronics, Inc. a publicly traded NASDAQ international aerospace supplier. He has held a number of senior financial management positions in both public and private businesses including telecommunications; economic development and business recruitment; manufacturing; long term healthcare; and public accounting. Mr. Gerde earned his bachelors degree, cum laude, from the University of Washington Business School, earned his associates degree, summa cum laude, from Bellevue Community College and served honorably in the U.S. Army in the U.S. and Europe. He has served on the boards of a number of civic organizations.

Norman L. Bryan has served as a director since November 1993 and is Chair of the Audit Committee. Mr. Bryan also serves on the compensation committee and the nominating committee. He has been a consultant since January 1995. Mr. Bryan was employed as the Senior Vice President of Sales and Marketing of EIT, Inc., an electric meter manufacturing company, from October 1998 to July 2002. Prior to retiring in 1994 from Pacific Gas and Electric Company, he was Vice President, Marketing from February 1993 until December 1994, and was Vice President, Clean Air Vehicles from February 1991 to February 1993. Mr. Bryan holds an M.S. degree in business from Stanford University and a B.S.M.E. degree in mechanical engineering from California State University in San Jose.

John R. Jacobs is a managing partner of Capital Run, an investment bank headquartered in Seattle, Washington. Mr. Jacobs was previously the co-founder and Managing Partner of Pacific Capital Partners LLC, a boutique M&A investment bank, which merged with Capital Run in September 2003. Prior to Pacific Capital Partners, Mr. Jacobs was the managing member and co-founder of US Bancorp Piper Jaffray’s Venture Capital Partner Funds. While at Piper Jaffray, Mr. Jacobs founded and headed the Technology Investment Banking Practice, served on the Piper Jaffray Investment Banking Group Head Management Committee, and ran Piper Jaffray’s Seattle, Washington Investment Banking office. Mr. Jacobs started his career at Chase Manhattan Bank in New York City in the Technology and Private Placement Groups. Mr. Jacobs graduated from Ohio Wesleyan University with honors and received a master of International Management from the American Graduate School of International Business.

J. David Power, III has served as a director since August 2000 and is a member of our audit committee, our nominating committee and our compensation committee. He is the founder of J.D. Power and Associates where he has served as Chairman since 1996. Mr. Power has previously worked with Ford Motor Company, General Motors Corporation, and J.I. Case Company. Mr. Power was a recipient of the Automotive Hall of Fame’s Distinguished Service Citation. Mr. Power graduated from the College of Holy Cross, has an M.B.A. from The Wharton School of Finance at the University of Pennsylvania, and holds honorary doctorate degrees from College of the Holy Cross, California Lutheran University, and California State University, Northridge.

Don J. Simplot has served as a director since May 1978 and is Chair of the Nominating Committee. He is the President of Simplot Industries, Inc., which is engaged in agricultural enterprises, and a Director member of the office of the chair of J.R. Simplot Company, which is also engaged in agricultural enterprises. Mr. Simplot is a director of Micron Technology, Inc., a designer and manufacturer of semiconductor memory components primarily used in various computer applications.

The Board of Directors is divided into three classes; each consisting of three directors, with the three classes serving staggered three-year terms. Each director will hold office until the first meeting of stockholders immediately following expiration of his three year term of office and until his successor is qualified and elected.

EXECUTIVE COMPENSATION

The following table sets forth all compensation paid or accrued during the fiscal year ended December 31, 2003 and each of the Company’s last three fiscal years to the Company’s Named Executive Officers.

Summary Compensation Table

			Annual Compensation			Long-Term Compensation
						Securities Underlying Options (#)(2)	All Other Compensation ($)
Name and Principal Position	Year		Salary ($)(1)	Bonus ($)
Robert M. Stemmler President and Chief Executive Officer	2003 2002 2002 2001	(t)	$360,000 249,231 360,000 332,423	$	– – 100,000 101,000	341,500 140,000 25,000 20,520	$73,614 32,934 60,224 68,016	(3)

Dale L. Rasmussen Senior Vice President and Secretary	2003 2002 2002 2001	(t)	$229,231 103,846 140,462 133,789	$	– 30,000 80,000 28,000	102,500 110,000 25,000 10,440	$23,596 17,183 12,173 19,804	(4)

Brad Garner Vice President and Chief Operating Officer, Americas, Asia/Pacific Operations	2003 2002 2002 2001	(t)	$180,769 180,088 143,304 129,962	$	– – 17,000 42,000	87,500 30,000 45,000 10,137	$17,594 11,022 16,345 8,587	(5)

Timothy S. Stone Former Chief Financial Officer and Treasurer	2003 2002 2002 2001	(t)	$135,000 83,288 107,231 79,616	$	– – 15,000 6,500	50,000 50,000 5,000 10,000	$22,025 11,215 14,975 6,809	(6)

Terry Clapp Vice President and Chief Operating Officer, European, Africa, and Middle-Eastern Operations	2003 2002 2002 2001	(t)	$263,980 134,413 170,054 94,593	$	– 40,000 10,000 –	50,000 50,000 15,000 15,000	$54,499 30,243 38,262 21,283	(7)

(t)	Transitional period for the eight-month period ended December 31, 2002.
(1)	Includes amounts deferred by executive officers pursuant to the Employee Savings Plan and Deferred Compensation Plan.
(2)	Includes options under the Company’s stock option plans.
(3)	Includes a group term life insurance premium of $12,023, an automobile allowance of $12,000, a matching contribution of $5,815 pursuant to the Employee Savings Plan, a matching contribution of $12,500 pursuant to the Deferred Compensation Plan, a Company-paid car lease of $19,726 and $11,550 for other compensation.
(4)	An automobile allowance of $12,000, a matching contribution of $2,250 pursuant to the Employee Savings Plan, a matching contribution of $5,596 pursuant to the Deferred Compensation Plan, and $3,750 for other compensation.
(5)	Includes a group term life insurance premium of $90, an automobile allowance of $12,000, a matching contribution of $1,750 pursuant to the Employee Savings Plan, and $3,750 for other compensation.
(6)	Includes a group term life insurance premium of $12, an automobile allowance of $6,000, a matching contribution of $3,888 pursuant to the Employee Savings Plan, a matching contribution of $10,125 pursuant to the Deferred Compensation Plan, and $2,000 for other compensation. Mr. Stone resigned as an officer of IMPCO in January 2004.

(7)	Includes Company contribution of $39,499 pursuant to an executive pension plan, a matching contribution of $12,500 pursuant to the Deferred Compensation Plan, and $2,500 in other compensation.
*	Pursuant to the BRC acquisition agreement and the MTM loan arrangement, as of January 1, 2005, Mr. Costamagna has become our Chief Executive Officer. For more information regarding Mr. Costamagna’s employment with us see below “BRC Acquisition—Employment Agreements.”

OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of the Company’s outstanding Common Stock as of December 31, 2004 by:

•	each person whom we currently know to own beneficially more than 5% of our capital stock;

•	each of our directors;

•	our chief executive officer and our four other most highly compensated executive officers whose annual compensation exceeded $100,000 on an annualized basis (the “Named Executive Officers”); and

•	all of the Company’s current executive officers and directors as a group.

Except as otherwise indicated, all of the shares indicated in the table are shares of Common Stock and each beneficial owner has sole voting and investment power with respect to the shares set forth opposite its name. This percentage ownership included in the following is based on 18,735,627 shares of Common Stock outstanding as of December 31, 2004. The address of each of the executive officers and directors in c/o IMPCO Technologies, Inc., 16804 Gridley Place, Cerritos, California 90703.

	Shares Beneficially Owned

Name of Beneficial Owner	Number		Percent
5% Stockholders:
Pier Antonio Costamagna	1,802,077	(1)(2)	9.7%
Directors and Executive Officers:
Norman L. Bryan	47,750	(3)	*
Terry Clapp	47,250	(4)	*
Brad Garner	59,140	(5)	*
Nickolai A. Gerde	17,250	(6)	*
J. David Power III	48,750	(4)	*
Mariano Costamagna	1,805,827	(1)(7)	9.7%
Dale L. Rasmussen	167,379	(4)
Don J. Simplot	567,683	(8)	3.0%
Robert M. Stemmler	467,533	(9)	2.4%
Timothy S. Stone	32,250	(10)	*
John R. Jacobs	–		*
All current executive officers and directors as a group (10 persons)	3,260,812		17.4%

*	Less than 1% of the outstanding Common Stock.
(1)	The address for Messrs. Costamagna is Via La Morra, 1, 12062 Cherasco, Italy. Mr. Piero Costamagna is the brother of Mr. Mariano Costamagna, a director of the Company.
(2)	Includes 88,628 shares held by Pier Antonio Costamagna’s spouse to which she disclaims beneficial ownership.
(3)	Includes 46,750 shares issuable upon exercise of outstanding options that are exercisable on or within 60 days after December 31, 2004.
(4)	Represents shares issuable upon exercise of outstanding options that are exercisable on or within 60 days after December 31, 2004.
(5)	Includes 54,140 shares issuable upon exercise of outstanding options that are exercisable on or within 60 days after December 31, 2004.
(6)	Includes 13,750 shares issuable upon exercise of outstanding options that are exercisable on or within 60 days after December 31, 2004.

(7)	Includes 3,750 shares issuable upon exercise of outstanding options that are exercisable on or within 60 days after December 31, 2004, and 88,628 shares held by Mariano Costamagna’s spouse to which she disclaims beneficial ownership.
(8)	Includes 200,000 shares issuable upon the exercise of outstanding warrants, and 51,750 shares issuable upon exercise of outstanding options that are exercisable on or within 60 days after December 31, 2004.
(9)	Includes 372,049 shares issuable upon exercise of outstanding options that are exercisable on or within 60 days after December 31, 2004.
(10)	Represents shares issuable upon exercise of outstanding options that are exercisable on or within 60 days after December 31, 2004. Mr. Stone is no longer an executive officer of IMPCO.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Acquisition of BRC

In July 2003, we paid the final deferred payment to the BRC equity holders, which completed our $23.8 million acquisition of a 50% equity interest in BRC. Mr. Costamagna is the Chief Executive Officer of MTM, an Italian corporation and a wholly owned subsidiary of BRC and, prior to the transaction, directly or indirectly held a 50% equity interest in BRC. In connection with this purchase, we paid $6,900,000 and issued 1,039,262 shares of common stock to Mr. Costamagna or his spouse, representing payment for one-half of the 50% equity interest he held directly or indirectly in BRC. Mr. Costamagna was elected to a three-year term as a director beginning June 12, 2003. Mr. Costamagna presently owns 20% equity interest in BRC, and members of his immediate family also owns and 20% of the equity interest in BRC.

Loans to Executive Officers

In December 2000, we lent Mr. Rasmussen, our Senior Vice President and Secretary, $100,000. The loan initially bore interest at a rate of 5% per annum and, since June 30, 2001, bears interest at a rate of 9% per annum. The loan became due and payable in full on July 31, 2002. This loan was repaid in full on March 5, 2004.

In September 2001, we lent Mr. Rasmussen $175,000. The loan bore interest at a rate of 9% per annum. The loan became due and payable in full on July 31, 2002. The amount outstanding as of December 31, 2004 was approximately $102,000. Management is negotiating with Mr. Rasmussen to recover the amounts due under the loan.

We cannot make assurances that one or more of these related party loans are on terms no less favorable to the Company than might be obtained in arms’ length transactions. Because of the prohibitions arising under the Sarbanes-Oxley Act of 2002, we are prohibited from modifying any outstanding loans and from entering into new extensions of credit.

Loan from Directors and Affiliates

On March 31, 2003, Mr. Simplot extended to us a loan commitment of $8.0 million expiring May 31, 2003. In connection with his initial commitment to provide the loan, we granted to Mr. Simplot warrants to purchase 200,000 shares of our common stock at a price of $2.51, an amount equal to 120% of our last reported sale price on the date prior to issuance. These warrants expire on March 31, 2007. We cancelled the loan commitment in July 2003; the warrants remain outstanding and unexercised.

In September 2003, we borrowed €500,000 from B.R.C., our subsidiary in which Mr. Costamagna owns a 20% interest. We repaid the note, with interest totaling €5,244, in December 2003.

In connection with the acquisition of the remaining BRC equity interest, in December 2004, we entered into a loan agreement with MTM pursuant to which we may borrow approximately US$22.0 million from MTM. The proceeds of the loan have been used to retire approximately US$22.0 million of our senior subordinated secured note, an amount that includes a prepayment premium and accrued but unpaid interest, which carried an annual interest rate of 18.25% as of November 30, 2004. The MTM loan will carry a rate equal to 1.5% above 3-month EURIBOR per annum, provided that the rate will increase to 3.5% above 3-month EURIBOR after and during the continuance of a default under the loan agreement and to 6.5% above 3-month EURIBOR on any unpaid portion of the loan outstanding 30 days after the maturity date of December 31, 2009. The loan will be repaid in quarterly installments beginning on April 1, 2005, each in the amount of not less than $650,000 in the first two years, $800,000 in the third year, $1,000,000 in the fourth year and $1,150,000 in the final year, with any remaining unpaid principal and interest to be repaid upon maturity.

The loan agreement provides for automatic acceleration of the MTM loan in case of a default due to nonpayment for more than 15 days after the date due or due to the termination of Mariano Costamagna as our Chief Executive Officer or a material breach of his employment agreement. The loan agreement also provides for acceleration of the loan upon notice from MTM in case of any other default under the agreement. The loan agreement contains restrictive covenants limiting our ability to: incur additional debt obligations (other than unsecured trade credit, capital leases and additional debt obligations pursuant to the senior credit facility with LaSalle); merge, consolidate or sell its assets; purchase, retire or redeem its capital stock; and make capital expenditures in excess of $2.5 million in any fiscal year.

Family Relationships Among Executive Officers and Other Employees

The following employees have family relationships with our executive officers:

Mr. James Stemmler is the son of Mr. Robert M. Stemmler, an employee consultant and former Chief Executive Officer of our company. He has been an employed as a network administrator in the IT Department since February 3, 2002. He reports to IT Director who reports to VP Finance/CFO. His compensation for 2004 was $61,907.

Doug Garner is the father of Brad Garner, our Vice President and Chief Operating Officer, of our American and our Asia/Pacific Operations. He has been employed as a Senior Technical Field Representative since January 1, 2001. He reports to the North America Business Manager who in turn reports to the Director of Sales and Marketing. His compensation for the years 2002, 2003, and 2004 was $79,350, $74,980, and $76,305, respectively.

Sale/Leaseback Transaction

In July 2002, BRC sold two parcels of real property located in Cherasco, Italy, including the buildings situated thereon, to IMCOS2 S.r.l., a real estate investment company owned 100% by Messrs. Mariano Costamagna and Pier Antonio Costamagna. The price and other terms of this sale reflect fair market value for the property based upon an appraisal conducted at the time of the purchase. Subsequently, IMCOS2 leased back to BRC and MTM under an eight-year lease the portion of these properties that were previously occupied by those entities. The terms of this lease reflect fair market value for the lease of such property based upon an appraisal conducted at the time of the leasing transaction.

Employment Agreements

Mariano Costamagna

Mariano Costamagna, a member of our board of directors, entered into an employment agreement with us pursuant to which he became our Chief Executive Officer effective January 1, 2005 until May 31, 2009. Mr. Costamagna’s initial base salary will be US$360,000 per year, and he will be entitled to participate in our standard bonus plan for executives. Mr. Costamagna will relocate his primary residence to the United States, with us bearing his visa and moving expenses (including the expenses of his return move to Italy unless his termination is for “cause” or unless he resigns without “good reason” as discussed below).

Mr. Costamagna’s employment agreement contains very limited provisions for termination, and contains a substantial financial disincentive to our breach of the employment agreement. Specifically, if, during the term of his employment, we terminate Mr. Costamagna’s employment other than for “cause,” or if Mr. Costamagna resigns for “good reason,” we must pay Mr. Costamagna a severance payment equal to US$5.0 million (subject to certain limited reductions if Mr. Costamagna sells more than 20% of our stock he has received in connection with his sales of his portion of BRC’s equity interest in us). Accordingly, our right to terminate Mr. Costamagna’s employment without triggering this obligation is limited to circumstances in which Mr.

Costamagna commits a crime or engages in gross negligence or willful misconduct that adversely impacts our legitimate business interests or in which his act or omission materially interferes with his duties or represents a breach of his employment agreement that continues following notice and a four-week cure period. Similarly, Mr. Costamagna may resign and claim the severance payment if (after having given us written notice and an opportunity to cure a defect) Mr. Costamagna’s title, duties, responsibilities or status are materially diminished, if his base salary or bonus is inappropriately reduced, or if his responsibilities are delegated to another person. The severance payment also triggers upon termination occasioned by death or disability, provided that in such cases Mr. Costamagna must qualify for life and disability insurance covering these obligations. In addition, termination of Mr. Costamagna’s employment for any reason (with certain limited exceptions for termination occasioned by death) before May 31, 2009 represents an event of default under the MTM loan agreement, which would permit MTM to accelerate all remaining indebtedness thereunder.

Robert M. Stemmler

Effective as of January 1, 2005, upon his resignation as our Chief Executive Officer and President, Mr. Robert M. Stemmler, our current Chief Executive Officer, President and Chairman of the Board, will resign as Chief Executive Officer and President and enter into an employee consulting agreement with us pursuant to which Mr. Stemmler will act as an employee consultant to us through April 30, 2007 and oversee the transition of our management team. Mr. Stemmler’s base salary will remain at its current level of US$360,000 per year, and he will continue to receive benefits that we make generally available to its executive employees, including medical insurance, life insurance, long-term disability insurance, paid vacation, sick leave, and a paid up annuity to provide lifetime medical insurance for Mr. Stemmler and his spouse. In addition, Mr. Stemmler will continue to be entitled to participate in our Section 401(k) defined contribution plan and deferred compensation plan. Mr. Stemmler’s consulting agreement also provides that if he is terminated for any reason other than his own resignation or for “cause” prior to January 1, 2006, we will be required to pay to Mr. Stemmler severance payments equal to one year’s compensation. In the event that he is similarly terminated between January 1, 2006 and June 30, 2006, the severance payments shall be equal to six months’ compensation.

Brad E. Garner

We entered into an Employment Agreement with Mr. Garner for a term of four consecutive one year periods commencing on January 5, 2004. The agreement requires payment of an annual base salary of $190,000 and payment of incentive compensation under the Company’s Bonus Incentive Plan unless the Board of Directors approves another cash bonus plan that supersedes the Bonus Incentive Plan. In addition, the agreement provides for certain benefits, including a car allowance. The agreement is subject to termination events, which include Mr. Garner’s resignation and our right to terminate him. If terminated, Mr. Garner is entitled to cash payments equal to his annual base salary plus additional cash compensation that he would have earned for the remaining months following the effective date of termination of employment, and the benefits shall continue for the remaining months of the fiscal year following the effective date of termination of employment.

Terry K. Clapp

On January 5, 2004, we entered into an Employment Agreement with Mr. Clapp for a term that expires on March 5, 2006. The agreement requires payment of a total base salary of £172,482.44 for the entire 14 month term of the agreement, and payment of incentive compensation under our 2000, 2002, 2003, and 2004 Incentive Stock Option Plans. The agreement may not be terminated by us during the term of the agreement.

SELECTED HISTORICAL FINANCIAL INFORMATION OF IMPCO

The following selected financial information for the fiscal years ended April 30, 1999, 2000, 2001 and 2002, the eight months ended December 31, 2002 and the fiscal year ended December 31, 2003 is derived from audited consolidated financial statements of IMPCO. The financial information as of and for the nine months ended September 30, 2003 and 2004 is derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which IMPCO considers necessary for fair presentation of the financial results of operations for such periods. The operating results for the unaudited nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2004. The financial data below should be read in conjunction with the respective financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

(in thousands of U.S. dollars except per share data)	Fiscal Year Ended April 30,				Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003	Nine Months Ended September 30,
	1999	2000	2001	2002			2003	2004
Statement of Operations:
Revenue	$62,358	$90,475	$80,539	$67,676	$46,421	$74,740	$56,581	$91,146
Cost and expenses:
Cost of sales	36,832	54,718	49,499	44,542	33,071	51,780	38,247	66,874
Research and development expense	2,710	2,620	5,870	5,856	2,635	3,803	2,693	3,190
Selling, general and administrative	12,420	17,849	18,562	19,676	11,922	19,638	13,036	13,279

Operating income (loss)	10,396	15,289	6,610	(2,399)	(1,207)	(481)	2,605	7,803
Interest expense	1,213	1,524	1,088	1,164	995	4,039	2,808	4,163
Interest income	43	82	1,309	236	112	—	—	—
Gain on sale of subsidiary(1)	2,169	—	—	—	—	—	—	—
Income (loss) from continuing operations (net of tax)(4)	9,161	10,033	3,674	(2,220)	(25,279)	(6,900)	(970)	2,006
Loss on discontinued operation (net of tax)	(2,830)	(6,968)	(16,777)	(25,016)	(3,115)	—	—	—
Net income (loss)	6,311	3,065	(13,103)	(27,237)	(28,394)	(6,900)	(970)	2,006

Dividends on preferred stock	531	—	—	—	—	—	—	—
Net income (loss) applicable to common stock	$5,800	$3,065	$(13,103)	$(27,237)	$(28,394)	$(6,900)	$(970)	$2,006
Net income (loss) per share(1)(2):
Basic:
Income (loss) from continuing operations	$1.26	$1.18	$0.37	$(0.20)	$(1.76)	$(0.41)	$(0.06)	$0.11
Loss from discontinued operation	$(0.39)	$(0.82)	$(1.69)	$(2.25)	$(0.22)	—	—	—
Net income (loss)	$0.80	$0.36	$(1.32)	$(2.45)	$(1.98)	$(0.41)	$(0.06)	$0.11
Diluted:
Income (loss) from continuing operations	$1.03	$1.09	$0.33	$(0.20)	$(1.76)	$(0.41)	$(0.06)	$0.10
Loss from discontinued operations	$(0.32)	$(0.76)	$(1.52)	$(2.25)	$(0.22)	—	—	—
Net income (loss)	$0.71	$0.33	$(1.19)	$(2.45)	$(1.98)	$(0.41)	$(0.06)	$0.10
Number of shares used in per share computation(2)(3):
Basic	7,293	8,489	9,935	11,098	14,376	16,643	16,443	18,595
Diluted	8,976	9,232	11,049	11,098	14,376	16,643	16,443	19,704
Balance Sheet Data:
Total current assets	$52,120	$73,385	$79,636	$61,825	$35,243	$44,129	$38,566	$52,983
Total assets	73,562	95,016	120,763	123,449	75,978	101,136	94,673	109,889
Total current liabilities	16,892	23,756	28,089	33,110	24,038	21,990	21,470	27,839
Long-term obligations	13,894	23,344	7,998	5,393	101	19,195	18,026	20,462
Stockholders’ equity	41,449	45,379	82,631	82,678	49,622	57,129	52,483	58,950

(1)	Represents gain on the sale of 49% interest in IMPCO BV by BERU Aktiengesellschaft during fiscal 1999. We recorded a pre-tax gain of $2.2 million and an after-tax gain of $1.8 million or $0.20 per share.
(2)	During fiscal year 1999, all of our preferred stock was converted to common stock and diluted earnings per share was calculated as though the conversion occurred at the beginning of the year.
(3)	See Note 1 to the consolidated financial statements on Form 10-K as of December 31, 2003 incorporated by reference for an explanation of the method used to determine the number of shares used to compute the net income per share.
(4)	Includes in the eight months ended December 31, 2002, a $24.0 million valuation allowance to establish a reserve for the deferred tax assets that are recoverable within three years.

BRC

Overview

BRC, S.r.l.(“BRC”), is a limited liability formed in 2001 under the laws of the Republic of Italy. BRC has seven subsidiaries worldwide, including its primary operating subsidiary, M.T.M. S.r.l.(“MTM”), an Italian limited liability company formed in 1977 and headquartered in Cherasco, Italy. MTM owns BRC Gas Equipment who designs, manufactures and markets components and systems for converting internal combustion engines from liquid fuels such as gasoline and diesel, to economical and clean burning liquefied petroleum gas (“LPG”) or compressed natural gas (“CNG”). Since MTM was established in 1977, the enterprise has grown to become a major provider of BRC brand fuel systems, components and ancillary products to convert automobiles to using gaseous fuels. MTM markets its BRC brand products in more than 60 countries in all continents.

MTM initially manufactured and sold control valves for use with LPG. In the 1980’s MTM broadened its product range to include a complete range of LPG and CNG components used to convert automobiles to use gaseous fuel. In 1991, BRC was among the first companies to develop and market electronic fuel control systems for gaseous fuel metering to optimize the performance of vehicles. In 1996, BRC was a leader in developing and commercializing LPG and CNG fuel injection systems which further improved the performance of automobiles using gaseous fuels.

BRC employs 363 employees operating in three plants encompassing 312,000 square feet. They sell their products through 100 distributors, dealers and agents forming a worldwide sales network. Their products are also sold directly to over 24 automobile original equipment manufacturing (“OEM”) companies in 60 countries.

In addition to the sale of gaseous fueling components and systems to OEM’s, vehicle conversions for OEM’s are undertaken in a large in-house installation where new vehicles are converted to use gaseous fuels on behalf of different OEM’s. The conversion process carried out at BRC meets the stringent quality standards set by the OEM’s. BRC has developed well-established alliances with major car-makers, supporting its reputation for technical leadership and superior quality. BRC OEM customers include: PSA Peugeot-Citroën, Ford, Jaguar, DaimlerChrysler, MAN, Volkswagen, FIAT-Tofas, Mitsubishi, Daewoo Motors, Maruti Suzuki, Dewan-Hyundai, Lada in Europe and Asia. The European Union and Eastern Europe account for 75 % of its revenues, Asia and South America 25%.

BRC manufactures a complete range of products for converting vehicles from petrol to LPG and CNG to meet any market requirement, from the simple systems for carburetor vehicles to highly sophisticated systems for Euro IV vehicles equipped with electronic control and diagnostics capabilities. BRC’s research and development capabilities include CAD-3D drawing systems of the latest generation, laboratories for static and dynamic tests and various types of vehicle and emission test benches equipped with modal analysis systems. The products are designed and manufactured in accordance with the high quality standards required by automotive OEM’s including UNI EN ISO 9001:2000 and the European Economic Community anti-pollution (EuroIII and EuroIV) and EMC norms.

BRC’s business strategy is manufacturing oriented and considers in-house knowledge of every phase of product conception, development and production as a strategic part of the process to decrease costs. All components required to convert vehicles from petrol to LPG and CNG are developed by them for subsequent low cost production and are produced in the factory. Products manufactured include: pressure regulators, vaporizers, electrical lock-offs, injectors, filling valves, multi-valves, cylinder valves, mixers, electronic control units for different purposes such as engine management, emulation, fuel control, spark timing, and switches level gauges, pressure sensors, and so on. Fuel tanks are supplied by vendors.

In July 2003, BRC finalized a major strategic alliance with IMPCO Technologies, Inc, considered a world leader in the use of gaseous fuels in industrial engine applications. This agreement included a 50% ownership by IMPCO and envisaged significant commercial and technological synergies in the alternative fuel industry including—complementary markets, synergy in technical capabilities, cross selling of each others products and the opportunity to increase manufacturing volume to decrease costs.

The BRC business strategy is:

1. Develop and maintain a full technical capability in house to develop and manufacture new products in order to reduce technological dependence from external suppliers.

2. Maintain a leading product position through innovation and investment in research and development and application engineering.

3. Maintain and grow manufacturing processes which are vertically integrated. That is machining, assembly of products and manufacture of electronics to realize a competitive advantages for production flexibility, speed in product development to commercialization and the attainment of low cost in comparison to competitors.

4. Develop and establish strong supplier relationships with automotive OEM companies.

Markets

BRC’s market is targeted at the conversion of automobiles to the use of clean burning gaseous fuels. BRC markets are international and they sell products in over 60 countries through a network of 100 distributors and agents. Direct sales are made to automotive OEM’s who sell alternative fuel vehicles operating on CNG or LPG gas. The BRC automotive market is driven by the public needs of less costly sources of fuel, gaseous fuels are generally 40-90% less expensive than gasoline throughout the world and the need for urban areas to combat increasing air pollution; gaseous fuels burn 40-60% cleaner than gasoline over a range of toxic exhaust gases. BRC markets are in Europe including Italy, Poland, Russia, Germany and Holland. The rapidly expanding markets which are Latin America, Brazil and Argentina and Asia, China, India and Pakistan.

Customers and Strategic Relationships

BRC customers are spread over more than 60 different countries and includes more than 100 different customers; among them some of the most important OEMs. The large diffusion of the brand worldwide and the large number of customers is certainly representing one of the strong points of the BRC business avoiding serious consequences due to some specific market fall or to some problem with one or more customers. Basically the relationship between BRC and its customers can be considered as a real dealership. Most of the dealers/distributors are tied to BRC by contracts.

The dealers/distributors must accomplish a basic level of service using dedicated personnel for technical assistance and training to prospective and current customers.

Products and Services

BRC is a world leader in the manufacturing of LPG and CNG automobile conversions systems; all the components included in this type of equipment are manufactured by BRC itself with the only exception of tanks (supplied by vendors), pipes, hoses and other ancillary components. Among the most important product families we can mention: pressure regulators, vaporizers, electrical lock-offs, injectors, filling valves, multi-valves, cylinder valves, mixers, ECU for different purposes as engine management, emulation, spark timing advancement and generally other electronic components as switches level gauges, pressure sensors, etc.

Another activity for BRC is consisting in car conversion: for this purpose a dedicated workshop has been created in Cherasco. The customers for this type of activity are typically the car importers which use this kind of so called “0 km” or DOEM “Delayed OEM” conversion to offer on the market LPG or CNG models. Among present DOEM customers we can mention: Chevrolet, Citroen ad Mitsubishi.

Sales and Distribution

BRC sells its products through a network encompassing more than 100 distributors and dealers in more than 70 countries and through a sales force that develops sales with OEMs and large end-users. Important markets are Germany, Russia, Lithuania, Bulgaria, Czech Republic.

In Asia, India, Thailand and China are the main markets while in South America most of the activity is carried on through the local Brazilian and Argentinean branches. Among OEM customers are Chevrolet, Citroen and Mitsubishi for the 0 km programs in Italy. In Europe BRC is supplying Fiat, Ford and DaimlerChrysler while in South America supplies are going on with Volkswagen, Ford and Peugeot. In India an important OEM customer is Maruti Suzuki.

Manufacturing

MTM manufactures and assembles BRC’s products at its facilities in Cherasco, Italy, and Manaus, Brazil. Current manufacturing operations consist primarily of fabrication, machining and mechanical assembly. BRC relies on outside suppliers, including related parties, for parts and components, die casters, stamping operations, and specialized diaphragm manufacturers. Material costs and machined die cast aluminum parts represent the major components of cost of sales. Coordination with suppliers for quality control and timely shipments is a high priority to maximize inventory management. We use a computerized material requirement planning system to schedule material flow and balance the competing demands of timely shipments, productivity and inventory management. BRC products are designed and manufactured in accordance with the high quality standards assured by the quality system certification UNI EN ISO 9001-2000 and comply with current regulations (R67-01, R110 and ISO 15500) and the EEC (European Emission Cycle) anti-pollution (Euro-III and Euro-IV) and EMC (Electro Magnetic Compatibility) norms. Conversions are undertaken in a large in-house installation centre where zero kilometer OEM production of bi-fuel vehicles takes place, on behalf of different OEMs. The conversion process carried out at BRC has to meet the stringent quality standards set by the OEMs.

Research and Development

BRC has a research and development facility co-located with its executive offices in Cherasco, Italy, that provides support for new product development, as well as design, integration, electronic support and installation of our existing and developing products.

The Research & Development activities, followed in the last three years by MTM has been focused mainly on three objectives. First the development of reliable and “easy to install” LPG/CNG systems for light duty transportation applications. This objective has been defined by management to meet the needs of the standard after-market, where the choice of the brand is based on the ease of installation, simplicity of calibration by a short and easy procedure, and achieving good drivability. Significant research has be done to develop effective algorithms to manage data and achieve the desired results. Second, the objective of reliable systems and components has been achieved in order to meet the durability requirements of the OEM markets with improved performance and cost reduction. Third, development of devices not produced by MTM to complete the range of internally designed and produced components. Some devices present on the BRC catalogue where designed and produced by external company. MTM is working in order to have the complete control of these types of devices by internal design.

Competition

BRC main competitors are localized in Europe; they are the Landi Group (including Landi Renzo Spa, Landi Srl and Eurogas) which is the only competitor having a size and technology. They are the only competitor having part of its production abroad (Brazil) in order to reduce costs. Further, it is the only competitor having business with automobile OEMs. Other competitors are Tartarini, OMVL and Lovato. These three companies have a much smaller dimension compared with BRC and Landi. Other competitors including Koltec Necam, Vialle and GIF are more comparable.

In the Netherlands Necam Koltec and AG are operating, but their presence on the market is very weak. Other Dutch competitors are Vialle and Prins (both of them have very limited and local markets). Outside Europe Tomasetto Achille, Galileo, Sallustri and others compete in local markets, while in Asia, Nikki and Aisan in Japan and Changwang in Korea have a local presence.

Intellectual Property

Date	Patent request number	Title	Description	Extensions
10.06.1997	TO97A000507	Tank valve group for gaseous fuel	Solenoidvalve with pilot stage	European

29.04.1998	TO98U000081	Safety valve group for a containment tank	Fuse in series to the spring

07.08.1998	TO98A000688	Tank for vehicles suitable to contain a gaseous fuel	Welded supports on the tank

22.05.1990		Adjusting device for the gas-fuel flow in vehicles	Lambda Gas Actuator	Europe

17.04.2002	T2002A000332	Injector for gaseous fuel in an endothermic engine	BRC injectors	Europe

31.05.2002	TO2002A00471	Method for the fuel feeding control to an endothermic engine	Sequential changeover

31.03.2003	TO2003A00060	Spark timing advancer for an injection system of an internal combustion engine	Sequent spark timing advancer

Employees

As of January 1, 2005, BRC employed approximately 453 (including unconsolidated companies such as WMTM & MTE) persons. Of these employees, approximately 363 were employed at BRC’s primary facilities located at Cherasco, Italy, and 90 were employed at BRC’s other facilities. 39 of BRC’s employees are represented in a collective bargaining agreement. Management considers BRC’s relations with its employees to be good.

Facilities

BRC’s executive offices and BRC’s Gaseous Fuel Products division are located in Cherasco, Italy. BRC currently leases additional manufacturing, research and development and general office facilities in the following locations set forth below:

Location	Principal Uses	Square Footage
Cherasco, Italy (2)	Sales, marketing application, development and assembly	237,600
Manaus, Brazil	Assembly	145,000

Legal Proceedings

Legal actions are for patents with ICOM company for the commercialization of ring-shaped tanks on the Italian market. BRC received two favourable verdicts.

Voting Securities of BRC Management and Principal Holders

Name of Beneficial Owner	Shares Beneficially Owned	Percent of Class
IMPCO, Technologies, Inc.	N/A	50%
Mariano Costamagna	N/A	25%
Pier Antonio Costamagna	N/A	25%

Directors and Named Executive Officers:
Mariano Costamagna	N/A	25%
Pier Antonio Costamagna	N/A	25%
Marco Siemandi	N/A	0%
Danilo Ceratto	N/A	0%
Claudio Toscano	N/A	0%

SELECTED HISTORICAL FINANCIAL INFORMATION OF BRC

The following selected financial information as of and for the fiscal years ended December 31, 2001, 2002, and 2003 is derived from audited consolidated financial statements of BRC. The financial information as of and for the fiscal years ended December 31, 1999 and 2000 and the nine months ended September 30, 2003 and 2004 is derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, that BRC considers necessary for fair presentation of the financial results of operations for such periods. The operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2004. The financial data below should be read in conjunction with the respective financial statements of BRC and the notes thereto attached to this prospectus/proxy statement.

	Fiscal Year Ended December 31,					Nine Months Ended September 30,
(in thousand of euros)	1999	2000	2001	2002	2003	2003	2004
Statement of Operations:
Revenue	€39,568	€68,675	€34,321	€34,685	€32,047	€25,039	€31,598
Cost and expenses:
Cost of materials	18,482	30,472	15,357	17,262	16,616	13,557	15,624
Cost of external services	6,217	12,295	6,365	6,185	6,082	5,036	5,406
Salaries, wages and employee benefits	5,355	9,086	8,186	7,809	7,814	5,581	6,457
Depreciation and amortization	1,063	2,161	1,384	1,058	1,084	766	891
Other operating expenses	207	379	834	394	617	274	133

Operating income (loss)	8,244	14,282	2,195	1,977	(166)	(175)	3,087
Interest expense	198	98	926	694	305	236	69
Interest income	35	176	40	37	92	86	70
Foreign exchange (gain) loss	—	—	1,048	1,948	299	(42)	50

Net income (loss)	€4,629	€8,505	€(522)	€(1,078)	€(1,029)	€(700)	€1,827

Balance Sheet Data:
Total current assets	€24,489	€34,660	€30,425	€27,321	€18,668	€21,423	€30,927
Total assets	31,099	44,715	42,427	33,042	25,980	28,920	37,741
Total current liabilities	19,243	23,216	15,736	11,074	4,908	7,411	14,711
Long-term obligations, less current portion	—	—	4,617	950	976	998	771
Stockholders’ equity	10,827	20,197	19,687	18,766	17,763	18,122	19,748

BRC’S MANAGEMENT’S DISCUSSION & ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is BRC’s management’s discussion and analysis of the significant changes in income and expense accounts presented in the Summary of Earnings for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004. The results of operations for the nine months ended September 30, 2004 may not be indicative of the operating results of the full year. This discussion is designed to provide a better understanding of significant trends related to BRC and it should be read in conjunction with BRC’s audited financial statements incorporated by reference into IMPCO’s Form 10-K as of December 31, 2003 and the unaudited interim financial statements and notes thereto and the other financial information appearing at the end of this proxy statement/prospectus. Some of the information discussed in this section represents “forward looking statements” within the meaning of federal securities laws. Please refer to “Forward Looking Statements” herein when reviewing the following discussions. In this section references to “we” and “our” are to BRC and its consolidated subsidiaries.

Overview

B.R.C. Societá Responsabilitá Limitata (“BRC”) is an Italian company headquartered in Cherasco, Italy. BRC was founded in 2001 and holds 100% of the equity interests of M.T.M. S.r.l. (“MTM”), which has been in operation since 1977. BRC’s financial statements include the accounts of BRC, its wholly-owned subsidiary MTM and MTM’s wholly-owned subsidiary BRC Argentina, S.A. and majority owned subsidiaries BRC Brasil, S.A. and NG LOG Armazens Gerais Ltda. BRC also has a 50% interest in the joint ventures WMTM Equipamentos de Gases Ltda. (“WMTM”) of Brazil and in MTE and an 18.5% interest in Jehin Engineering Ltd. of Korea and uses the equity method to report the results of these entities.

Prior to February 2001, MTM was owned directly by Mariano and Pier Antonio Costamagna. In February 2001, Mariano and Pier Costamagna incorporated BRC S.r.l. and contributed their shareholdings in MTM to BRC S.r.l.

In February 2001, BRC acquired a 50% stake in MTE S.r.l. for €25. MTE supplies necessary electronic components for our fuel systems. The amount at which the investment is carried equals the amount of underlying equity in net assets.

In October 2001, BRC’s Brazilian subsidiary, BRC Brasil Ltda. (“BRC Brasil”), signed a joint venture agreement with White Martin Gases Industrais S.A., a Brazilian company and a subsidiary of Praxair, Inc. by which BRC and White Martin agreed to establish a joint venture for the development, manufacture and supply of fuel technology systems in the Brazilian market. Based on this agreement, the joint venture partners agreed to invest jointly up to a maximum investment of $4.0 million (U.S.) in the first three years of operations. In May 2002, the joint venture partners established WMTM owned 50% by each partner with an initial cash investment of €819,000. At the same time, the joint venture partners established a 50%-50% ownership in BRC Gas Equipment Ltda. (“BRCGE”) to assume the operating activities of BRC Brasil Ltda. until such time as WMTM becomes fully operational.

In March 2002, we acquired an 18.5% stake in Jehin Engineering Company Ltd., a Korean manufacturer of fuel technology systems for €260. In accordance with the share purchase agreement, we were able to appoint a member of the Board of Directors. The investment has been accounted for using the equity method. The amount at which the investment is carried equals the amount of underlying equity in net assets.

In August 2003, BRCGE ceased operations and in September 2003 was merged into WMTM.

We design, manufacture and sell complete automotive and small vehicle systems that enable an internal combustion engine to run on alternative fuels such as propane or liquefied natural gas. We realize most of our revenues from the sale of systems and components, which are incorporated into light duty applications, including motor vehicles, in two ways. We sell products into the aftermarket through distributors in four countries. We also have agreements with automobile manufacturers, pursuant to which we manufacture engines for automobiles products by such manufacturers designed specifically to run on gaseous fuels.

Recent Developments

On July 22, 2003, we completed the sale of 50% of BRC to IMPCO Technologies, Inc., a U.S. Company.

On October 25, 2004, IMPCO announced its intention to acquire the remaining 50% of the ownership interests of BRC in exchange for a cash payment of $10.0 million and approximately 5.1 million shares of IMPCO common stock valued at approximately $27.6 million. On December 22, 2004, in conjunction with the sale of 50% of BRC to IMPCO, we borrowed approximately $13.0 million from UniCredit Banca Medio Credito S.p.A. (“UniCredit”) and provided to IMPCO an amount equal to approximately $22.0 million in exchange for an intercompany loan agreement such that IMPCO was able to prepay its Bison senior subordinated secured promissory note in the amount of $22.0 million. On January 1, 2005, Mariano Costamagna became IMPCO’s Chief Executive Officer, and remains a director. Pier Costamagna is and will remain an employee of M.T.M., S.r.l. Mariano Costamagna entered into an employment agreement with IMPCO, and Pier Costamagna will enter into a new employment agreement with M.T.M. upon closing of IMPCO’s acquisition of the remaining 50% equity interest in BRC.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, goodwill, taxes, inventories, warranty obligations, long-term service contracts, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

We recognize revenue for product sales when title is transferred, ordinarily when products are shipped, and when management is reasonably assured of collectibility. The costs of shipping and handling, when incurred, are recognized in the cost of goods sold. We expense all research and development when incurred.

We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability may be required.

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

We recorded a net deferred tax asset, which we believe is more likely than not to be realized. While we consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax asset in the future, an additional valuation allowance would be recognized and charged to income in the period such a determination was made.

Results of Operations

Nine months ended September 30, 2003 and nine months ended September 30, 2004.

Our revenues, direct costs and other operating expenses and operating income (loss) for the nine months ended September 30, 2003 and 2004 follow (in thousands of euros):

	Nine Months Ended September 30,
	2003	2004
Revenue	€25,039	€31,598
Costs and expenses	€25,214	€28,511
Operating income (loss)	€(175)	€3,087

Revenue for the nine months ended September 30, 2004 was €31.6 million, which represents €6.6 million, or 26.2% greater revenue as compared to the same period in 2003. The increase in revenues was attributed primarily to an increase in product shipments during 2004 throughout Europe, particularly in Italy and Poland, as well as to India and China as compared to shipments into these geographic markets during the corresponding period of 2003. We believe that the increase in volume can also be attributed to increased demand in these regional markets resulting from relatively lower operating costs of gaseous fuels compared to liquid fuels due to the increase in gasoline prices in 2004. We cannot assure the reader that the 26% increase in revenue for the nine months ended September 30, 2004 can be sustained for the fiscal year ended December 31, 2004 or beyond.

Costs and expenses for the nine months ended September 30, 2004 were €28.5 million or €3.3 million greater than €25.2 million for costs and expense for the same period in 2003. The 13.1% increase in costs and expenses was due primarily to the 15.2% increase in direct materials from €13.6 million for the nine months ended September 30, 2003 to €15.6 million for the same period in 2004. We believe our margins have improved due to more technologically advanced products, which are sold to the established European markets at relatively high margins, and to lower cost product designs developed specifically for price sensitive markets. Compensation costs and benefits increased 15.7% over the same period due largely to increased headcount and to annual salary adjustments.

Operating income for the nine months ended September 30, 2004 was €3.1 million or €3.3 million greater than operating loss of €0.2 million for the same period of 2003. The favorable change in operating income is due primarily to the €6.6 million increase in revenue offset by the €3.3 million increase in direct costs and operating expenses. We have been successful in increasing our volume of shipments and increasing revenue and concurrently keeping operating expenses under control. We cannot assure readers that we can continue to perform at these operating margins particularly if shipment volumes decline or as we approach full productive capacity.

Fiscal Years ended December 31, 2002 and 2003.

Our revenues, direct costs and other operating expenses and operating income (loss) for the fiscal years ended December 31, 2002 and 2003 follow (in thousands of euros):

	Fiscal Year Ended December 31,
	2002	2003
Revenue	€34,685	€32,047
Costs and expenses	€32,708	€32,213
Operating income (loss)	€1,977	€(166)

Revenue for the full year ended December 31, 2003 was €32.1 million, which represents €2.6 million, or 7.6%, decrease in revenue as compared to the same period in 2002. The decrease in revenues in 2003 was attributed to a €2.9 million decrease in product shipments from our consolidated subsidiary in Brazil. In May 2002 we established two joint venture companies, WMTM and BRCGE, and in 2003 our sales into the Brazilian market were through these unconsolidated joint ventures. Sales through these unconsolidated subsidiaries were approximately €4.5 million in 2003.

Costs and expenses for the full year ended December 31, 2003 were €32.2 million or €0.5 million less than €32.7 million for costs and expense for the same period in 2002. The 1.5% decrease in costs and expenses was due primarily to a 3.7% decrease in direct materials from €17.3 million for the full year ended December 31, 2002 to €16.6 million for the same period in 2003. We believe our margins on our products were reduced in 2003 since we sold fewer higher margin products to established European markets and sold relatively more products to the Latin American markets at lower margins, in particular to our joint ventures in Brazil. The other components of costs and operating expenses including compensation and benefits expenses were mainly unchanged for the fiscal years ended December 31, 2002 and 2003.

Operating loss for the full year ended December 31, 2003 was €0.2 million or €2.2 million less than operating income of €2.0 million for the same period of 2002. The unfavorable change in operating income is due primarily to the €2.6 million decrease in revenue offset by the €0.5 million decrease in direct costs and operating expenses.

Fiscal Years ended December 31, 2001 and 2002.

Our revenues, direct costs and other operating expenses and operating income (loss) for the fiscal years ended December 31, 2001 and 2002 follow (in thousands of euros):

	Fiscal Year Ended December 31,
	2001	2002
Revenue	€34,321	€34,685
Costs and expenses	€32,126	€32,708
Operating income (loss)	€2,195	€1,977

Revenue for the full year ended December 31, 2002 was €34.7 million, which represents €0.4 million, or 1.1% greater revenue as compared to the same period in 2001. The increase in revenues was attributed primarily to an increase in product shipments during 2002 to Poland, Germany, China and Turkey as compared to shipments into these geographic markets during the corresponding period of 2001. These increases were partially offset by revenue declines in Italy, France and Brazil. We believe that the increase in volume can also be attributed to increased demand in these regional markets resulting from improved infrastructure that supports alternative fuel consumption and increased OEM interests in implementing alternative fuel solutions.

Costs and expenses for the full year ended December 31, 2002 were €32.7 million or €0.6 million greater than €32.1 million for costs and expense for the same period in 2001. The 1.8% increase in costs and expenses was due primarily to the 12.4% increase in direct materials from €15.4 million for the full year ended December 31, 2001 to €17.3 million for the same period in 2002. We attribute the higher level of usage of direct material in relation to the 1.1% increase in revenue to a higher percentage of sales going to more price sensitive emerging markets. Compensation costs including benefits and outside services decreased 3.8% over the same period due largely to increased cost control measure associated with a 1.1% growth in revenue.

Operating income for the full year ended December 31, 2002 was €2.0 million or €0.2 million less than operating income of €2.2 million for the same period of 2001. The unfavorable change in operating income is due primarily to the €0.4 million increase in revenue fully offset by the €0.6 million increase in direct costs and operating expenses.

Liquidity and Capital Resources

Nine months ended September 30, 2003 and nine months ended September 30, 2004.

Cash generated from operations and debt financing fund our ongoing operations. These sources of cash provide for capital expenditures and research and development, as well as to invest in and operate our existing operations and prospective line of business.

As of September 30, 2004, we had €10.7 million in cash and cash equivalents as compared to €1.8 million in cash and cash equivalents at December 31, 2003. Our working capital ratio at September 30, 2004 was 2.10:1.00 as compared to 3.80:1.00 at December 31, 2003. The decline in the current ratio from 3.80 to 2.10 is due to an increase in current assets of €12.2 million and an increase in current liabilities of €9.8 million. The increase in current assets in due to increase in cash of €8.9 million and the increase in current liabilities is attributed to an increase of €8.1 million in accounts payable.

As of September 30, 2004, debt financing consisted of a long-term facility with the Italian Ministry of Industry bearing interest at a subsidized rate of 3.25% per annum. The amount outstanding at September 30, 2004 was approximately €1.0 million. In connection with the 50% acquisition of BRC by IMPCO Technologies, Inc., BRC has agreed to advance to IMPCO in the form of an intercompany loan approximately $22.0 million consisting of internal cash resources of approximately $13.0 million and $9.0 million as proceeds from loans with Italian lenders.

Cash provided by operations during the nine months ended September 30, 2004 totaled €9.1 million as compared to €3.0 during the same period of 2003. The €9.1 million provided by operations during 2004 consisted of net income €1.8 and adjusted positively for non-cash items for depreciation of €0.9 million and increases in employee severance indemnities of €0.3 million. Positive influence on cash flow due to changes in working capital totaled €9.8 million and consisted primarily of increases in accounts payable and accrued expenses for €8.3 million and €1.4 million, respectively. Negative influences on cash flow were attributed to an increase in accounts receivable for €3.3 million and prepaid expenses of €0.4 million. The €3.0 million provided by operations during 2003 consisted of net loss of €0.7 and adjusted positively for non-cash items for depreciation of €0.8 million and losses in equity investees of €0.2 million. Positive influence on cash flow due to changes in working capital totaled €3.3 million and consisted primarily of an increase in accrued expenses for €0.4 million and a decrease in accounts receivable of €2.9 million. Negative influences on cash flow were attributed primarily to an increase in prepaid expenses and other assets of approximately €0.6 million.

On December 22, 2004, we borrowed approximately $13.0 million from UniCredit Banca Medio Credito S.p.A. (“UniCredit”) and on December 22, 2004 we lent $22.0 million to IMPCO such that IMPCO was able to prepay its subordinated debt obligations in the amount of $22.0 million. The terms of the loan with UniCredit is five years, fully amortizing, and bearing an interest rate based on 1.0% over the EURIBOR rate. At December 31, 2004, the interest rate was approximately 3.2%. The loan agreement with IMPCO is a five year term with quarterly principal payments of $650,000 for the first two years, $800,000 during the third year, $1,000,000 during the fourth year, and $1,150,000 during the fifth year. At the end of the fifth year there is a “balloon” payment of $5,000,000 due. The interest rate on the five year term is based on the EURIBOR rate plus 1.5%.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and

Shareholders’ of BRC S.r.l.

We have audited the accompanying consolidated balance sheets of BRC S.r.l. and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the three years ended December 31, 2001, 2002 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BRC S.r.l. and its subsidiaries as of December 31, 2002 and 2003 and the consolidated results of operations and cash flows for the three years ended December 31, 2001, 2002 and 2003, in conformity with accounting principles generally accepted in the United States.

/s/ RECONTA ERNST & YOUNG S.P.A.

Milan, Italy

March 5, 2004

BRC S.R.L.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2003

(In thousands of Euros)

	December 31,		September 30, 2004
	2002	2003
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	€5,883	€1,752	€10,743
Trade receivables, less allowance for doubtful accounts of €988 and €1,111, respectively	6,706	4,743	10,249
Receivable from related parties	2,975	2,372	114
Inventory, net (Note 3)	10,331	8,554	8,459
Deferred tax assets (Note 7)	861	737	481
Other current assets	565	510	881

Total current assets	27,321	18,668	30,927

Property, plant and equipment (Note 4)	14,052	14,749	14,777
Less accumulated depreciation	(9,440)	(10,524)	(11,040)

Net property, plant & equipment	4,612	4,225	3,737
Investment in affiliates	443	537	820
Loans to affiliated companies	–	1,920	1,734
Other non-current assets	666	630	523

Total Assets	€33,042	€25,980	€37,741

LIABILITIES AND QUOTAHOLDERS’ EQUITY
Current liabilities:
Accounts payable	€4,344	€2,810	€10,863
Payables to related parties	680	361	568
Short-term borrowings (Note 6)	266	–	–
Income taxes payable (Note 7)	–	24	196
Current portion of long-term debt	4,356	143	236
Accrued expenses and other liabilities	1,428	1,570	2,848

Total current liabilities	11,074	4,908	14,711

Long-term debt (Note 9)	950	976	771
Employee severance indemnities (note 10)	1,717	1,897	2,128
Other non current liabilities	50	–	–
Deferred income taxes (Note 7)	485	436	383
Commitments and contingencies	–	–	–
Quotaholders’ equity:
Ordinary quota, authorized 1,500,000 shares, issued and outstanding, par value €1.00 each	1,500	1,500	1,500
Additional paid-in capital	221	221	221
Accumulated earnings	16,990	15,961	17,788
Accumulated other comprehensive income	55	81	239

Total Quotaholders’ equity	18,766	17,763	19,748

Total Liabilities and Quotaholders’ Equity	€33,042	€25,980	€37,741

BRC S.R.L.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(In thousands of Euros)

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Revenue	€34,321	€34,685	€32,047	€25,039	€31,598
Costs and operating expenses:
Cost of materials	15,357	17,262	16,616	13,557	15,624
Cost of external services	6,365	6,185	6,082	5,036	5,406
Salaries, wages and employee benefits	8,186	7,809	7,814	5,581	6,457
Depreciation and amortization	1,384	1,058	1,084	766	891
Other operating expenses	834	394	617	274	133

Total costs and operating expenses	32,126	32,708	32,213	25,214	28,511
Operating income	2,195	1,977	(166)	(175)	3,087

Interest expense	926	694	305	236	69
Interest income	40	37	92	86	70
Other income	–	956	–	–	–
Foreign exchange gains (losses), net	(1,048)	(1,948)	(299)	42	(50)
Equity share in (income) loss of unconsolidated affiliates	–	369	140	177	(253)

Income (loss) before income taxes	261	(41)	(818)	(460)	3,291
Income taxes	783	1,037	211	240	1,464

Net income (loss)	€(522)	€(1,078)	€(1,029)	€(700)	€1,827

BRC S.R.L.

CONSOLIDATED STATEMENTS OF CHANGES IN QUOTAHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(In thousands of Euros)

	Ordinary Quota	Additional Paid in Capital	Retained Earnings	Other Comprehensive Income (Loss)	Total Quotaholders’ Equity
As at December 31, 2000	€1,500	€–	€18,590	€(10)	€20,080
Foreign exchange translation adjustment	–	–	–	129	129
Net loss	–	–	(522)	–	(522)

Total comprehensive loss	–	–	–	–	(393)

As at December 31, 2001	1,500	–	18,068	119	19,687
Additional paid in capital	–	221	–	–	221
Foreign exchange translation adjustment	–	–	–	(64)	(64)
Net loss	–	–	(1,078)	–	(1,078)

Total comprehensive loss	–	–	–	–	(1,142)

As at December 31, 2002	1,500	221	16,990	55	18,766
Foreign exchange translation adjustment	–	–	–	26	26
Net loss	–	–	(1,029)	–	(1,029)

Total comprehensive loss	–	–	–	–	(1,003)

As at December 31, 2003	€1,500	€221	€15,961	€81	€17,763

BRC SRL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(In thousands of Euros)

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Cash flows from operating activities:
Net Income (loss)	€(522)	€(1,078)	€(1,029)	€(700)	€1,827
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,384	1,058	1,084	766	891
Employees severance indemnities	210	223	180	187	231
Deferred taxes	(131)	300	(221)	–	203
Losses in equity investees	–	369	140	177	(253)
Gain on partial sale of Brazilian business	–	(953)	–	–	–
Changes in operating assets and liabilities:
Accounts receivable	4,878	(921)	2,566	2,861	(3,248)
Inventories	2,229	6,686	1,777	(37)	95
Prepaid expenses and other current assets	604	577	351	(689)	(371)
Accounts payable	(13,781)	(76)	(1,853)	42	8,260
Accrued expenses and other current liabilities	(675)	122	142	396	1,278
Income taxes	(1,770)	(106)	24	–	172
Other	(44)	(169)	(50)	(50)	–

Net cash provided by operating activities	€(7,618)	€6,032	€3,111	€2,953	€9,085

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,266)	(526)	(709)	(362)	(28)
Disposal of property, plant and equipment	–	6,201	12	–	–
Proceeds on partial sale of Brazilian business	–	1,906	–	–	–
Investment in equity investees	–	(1,060)	(234)	(274)	(30)
Loans to affiliated companies	–	–	(1,920)	(2,219)	(186)
Decrease in non-current assets	(75)	(217)	36	454	107

Net cash used in investing activities	(1,341)	6,304	(2,815)	(2,401)	(137)

Cash flows from financing activities:
Net change in short-term borrowings	3,151	(6,217)	(266)	(266)	–
Increase in long-term debt	5,582	688	163	(163)	–
Repayments of long-term debt	(555)	(2,136)	(4,350)	(3,950)	(112)

Net cash used in financing activities	8,178	(7,665)	(4,453)	(4,379)	(112)

Translation adjustment	(40)	128	26	64	155

Net increase (decrease) in cash and cash equivalents	(821)	4,799	(4,131)	(3,763)	8,991
Cash and cash equivalents at beginning of year	1,905	1,084	5,883	5,883	1,752

Cash and cash equivalents at end of year	€1,084	€5,883	€1,752	€2,120	€10,743

Supplemental disclosures:
Cash paid during the year for:
Interest	€782	€623	€197	€90	€30
Taxes	€3,833	€831	€–	€31	€32

BRC S.R.L.

Notes to Consolidated Financial Statements

For the years ended December 31, 2001, 2002 and 2003

(In thousands of Euros)

1. Basis of Presentation and Description of Business

The consolidated financial statements of BRC S.r.l. (“BRC” or the “Company”) include the accounts of the Company, of its wholly owned subsidiary MTM S.r.l. and of MTM’s wholly owned subsidiary BRC Argentina S.A. and majority owned subsidiaries BRC Brasil S.A. and NG LOG Armazens Gerais Ltda. All significant intercompany accounts and transactions have been eliminated. The Company has a 50% interest in the joint ventures WMTM and MTE and an 18.5% interest in Jehin and uses the equity method for reporting the results of these entities.

Prior to February 2001, MTM was owned directly by Mariano and Piero Costamagna. In February 2001, Mariano and Piero Costamagna incorporated BRC S.r.l. and contributed their shareholdings in MTM to BRC S.r.l. This contribution has been accounted for as a reorganization under common control under which it is assumed that BRC S.r.l. has been the parent company from January 1, 2001 for all periods presented. Consequently, the carrying amounts of MTM and its subsidiaries were not adjusted at their transfer dates in accounting for the reorganization and the Company’s quota capital has been reported in the consolidated financial statements as if outstanding since January 1, 2001.

For the Nine Months Ended September 30, 2004 (unaudited)

On October 25, 2004, IMPCO announced its intention to acquire the remaining 50% of the ownership interests of BRC in exchange for a cash payment of $10.0 million and approximately 5.1 million shares of IMPCO common stock valued at approximately $27.6 million for a total of approximately $37.6 million. On December 22, 2004, in conjunction with the sale of 50% of BRC to IMPCO, BRC borrowed approximately $13.0 million from UniCredit Banca Medio Credito S.p.A. (“UniCredit”) and provided to IMPCO an amount equal to approximately $22.0 million in exchange for an intercompany loan agreement such that IMPCO was able to prepay its Bison secured senior subordinated promissory note in the amount of approximately $22.0 million. As part of the agreement with IMPCO to sell the remaining 50% of BRC, Mariano and Piero Costamagna have been offered employment agreements with IMPCO and MTM, respectively. Since July 2003, Mariano Costamagna has been a Director of IMPCO. On January 1, 2005, Mariano became IMPCO’s Chief Executive Officer.

On July 22, 2003, the shareholders of BRC completed the sale of 50% of the Company to IMPCO Technologies Inc., a U.S. Company.

The Company is a designer, manufacturer and supplier of fuel technology systems for automobiles that enable traditional internal combustion engines to run on alternative fuels such as propane and natural gas.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the accompanying financial statements. These policies are in conformity with accounting principles generally accepted in the United States and have been consistently applied.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

BRC S.R.L.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and Cash Equivalents

Cash equivalents consist of time deposits and other short-term, highly liquid instruments with maturities of three months or less when acquired and are stated at cost, which approximates fair value.

Inventories

Inventories are stated at the lower of cost and market. Cost is determined using the weighted-average method. Elements of cost in inventories include raw materials, direct labor and manufacturing overhead. Any write-downs of inventory are recorded as an adjustment to the cost basis.

Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the following estimated useful lives:

Buildings	33 years
Machinery and equipment	10 years
Furniture and fittings	5 to 8 years

Impairment of Long-Lived Assets

The Company assesses its long-lived assets (primarily property, plant and equipment) for impairment whenever there is an indication that the carrying amount of the assets may not be recoverable. Recoverability is determined by comparing the estimated undiscounted cash flows expected from these assets to their respective net carrying values. The amount of impairment loss, if any, is measured as the difference between the net book value of the assets and their estimated fair value.

Investments in Affiliates

Investments in affiliates which are not majority owned or controlled but for which the Company exercises significant influence are accounted for using the equity method.

Income Taxes

Income taxes provided by each entity are included in the consolidation in accordance with the applicable local laws. Deferred income taxes are accounted for under the liability method, in accordance with SFAS No. 109 Accounting for Income Taxes, and reflect the tax effects of all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements and net operating loss carry-forwards. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Investment tax credits are accounted for as a reduction in current income taxes in the year in which the credit arises.

Foreign Currency Translation

The Company’s reporting currency and functional currency is the Euro. The financial statements of the Company’s subsidiaries are measured using the local currency as the functional currency. With respect to the Brazilian and Argentine subsidiaries, revenues and expenses have been translated into Euros using the average

BRC S.R.L.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exchange rate for the period and assets and liabilities have been translated using the period-end exchange rate. With respect to the Argentine subsidiary, at December 31, 2001 through January 10, 2002, there was no exchangeability between the Argentine Peso and foreign currencies. On January 11, 2002 when the exchange market first opened, the exchange rate was ARP 1.5 to Euro 1. Under US GAAP, when exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchange could be made shall be used as of the balance sheet date.

The resulting cumulative translation adjustments have been recorded as a separate component of Quotaholder’s equity. Translation adjustments resulting from changes in exchange rates affecting balance sheet and income statement items amount to (losses)/gains of € 129, € (64) and € 26, for the periods ended December 31, 2001, 2002 and 2003, respectively, and are presented in the Other Comprehensive Income.

Realized and unrealized foreign currency transaction gains and losses are included in the determination of net income.

Revenue Recognition

Revenues are recognized on product sales when title transfers, which generally corresponds to the date when products are shipped, and when collectibility is reasonably assured. Provisions for returns and other adjustments related to sales are provided in the same period the related sales are recorded on the basis of historical rates of return.

Research and Development Expenses

Research and development expenses are charged to expense as incurred.

Government Grants

The Company receives grants from Italian governmental entities to subsidize certain investments in plant and equipment and research and development expenditures. Grants are recognized when earned and there is no remaining risk of repayment. There is no remaining risk of repayment when the grant conditions are met or when there is no doubt that these conditions will be met in the future. Grants relating to plant and equipment are recorded as a reduction of the cost of the related assets. Grants relating to research and development expenditure are recorded in other revenues.

During 2001, 2002 and 2003, the Company recognized government grants relating to plant and equipment for nil, € 133 and nil, respectively, and relating to research and development expenditure for € 31, € 507 and € 137, respectively.

Statement of Cash Flows

Short-term borrowings arise primarily under the Company’s short-term lines of credit with its banks. These short-term obligations are payable on demand. The cash flows from these items are included under the caption “Net change in short-term borrowings” in the Consolidated Statements of Cash Flows.

Shipping and Handling Costs

Shipping and handling costs on product sales are classified in costs for external services and amount to € 454, € 373 and € 362, for the years ended December 31, 2001, 2002 and 2003, respectively.

BRC S.R.L.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Inventory, Net

	December 31,		September 30, 2004
	2002	2003
			(Unaudited)
Raw materials	€7,810	€6,189	€6,602
Work in process	217	203	263
Finished goods	2,621	2,501	2,024

Total inventory	10,648	8,893	8,889
Inventory valuation reserve	(317)	(339)	(430)

Inventory, net of reserve	€10,331	€8,554	€8,459

4. Property, Plant and Equipment

	December 31,		September 30, 2004
	2002	2003
			(Unaudited)
Machinery and equipment	€11,522	€11,813	€11,928
Office furniture and equipment	1,013	1,106	1,137
Vehicles	563	525	602
Other	954	1,305	1,110

Total property, plant and equipment	14,052	14,749	14,777
Accumulated depreciation	(9,440)	(10,524)	(11,040)

Net property, plant and equipment	€4,612	€4,225	€3,737

In July 2002, the Company sold all its land and buildings to IMCOS2 S.r.l., a real estate investment company controlled by the shareholders of BRC, and to a leasing company, which then leased the land and buildings to IMCOS2 under capital lease arrangements. The portion of these land and buildings that were previously used by BRC were then leased back to BRC under operating lease arrangements. The remaining portion of the land and buildings were previously leased by BRC to a related company and a third party. As the sale-and-leaseback was undertaken between companies under common control, the transaction has been accounted for at historical cost and, consequently, the excess of the sale price over the carrying value of the land and buildings of € 221 has been credited to additional paid-in capital.

The terms of the rental agreement between BRC and IMCOS2 S.r.l. require that the Company does not terminate the rental agreement until eight years have expired.

5. Investments in Affiliates

In February 2001, the Company acquired a 50% stake in MTE S.r.l. for € 25. MTE supplies the Company with electronic components for its fuel systems. The amount at which the investment is carried equals the amount of underlying equity in net assets.

In March 2002, the Company acquired an 18.5% stake in Jehin Engineering Company Ltd., a Korean manufacturer of fuel technology systems for € 260. In accordance with the share purchase agreement, BRC was able to appoint a member of the Board of Directors. In view of the influence that BRC gained through board membership, the investment has been accounted for using the equity method. The amount at which the investment is carried equals the amount of underlying equity in net assets.

BRC S.R.L.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In October 2001, BRC Brasil Ltda. (“BRC Brasil”) signed a joint venture agreement with White Martin Gases Industriais S.A. (“WM”), a Brazilian company and subsidiary of Praxair, Inc., by which BRC and WM (the “joint venture partners”) agreed to establish a joint venture for the development, manufacture and supply of fuel technology systems in the Brazilian market. Pursuant to the agreement, the joint venture partners agreed to invest jointly up to a maximum of US$4 million in the first three years of operations. In May 2002, the joint venture partners gave effect to the joint venture agreement and established WMTM Equipamentos de Gases Ltda. (“WMTM”) owned 50% by each joint venture partner with an initial cash investment of € 819. At the same time the joint venture partners established another 50-50 owned company, BRC Gas Equipment Ltda. (“BRCGE”), with the objective of succeeding BRC Brasil in its activity of importation and sale of BRC’s products on the Brasilian market until such time as WMTM had become fully operational. BRC Brasil subscribed to the creation of BRCGE by contributing the inventories and certain other assets for a value of € 717. MTM has also provided a bank guarantee to WMTM for an amount of € 1,500, which was subsequently reduced to € 819. In exchange for entering into the joint venture agreement, BRC Brasil received from WM US$2.2 million. The agreement also required that BRC Brasil pay WM a certain amount in the event that BRCGE failed to achieve a stipulated level of earnings before interest, income taxes, depreciation and amortization, as defined (“EBITDA”). Conversely, WM would pay BRC Brasil if the EBITDA exceeded the stipulated level of earnings before interest, income taxes, depreciation and amortization, as defined. In 2003, the parties agreed that the stipulated level of EBITDA had not been achieved and, accordingly, BRC Brasil paid € 98 and recorded this amount as a reduction of the US$2.2 million. The Company has accounted for this transaction in accordance with EITF 01-2 Interpretations of APB Opinion No. 29 and has recognized a partial gain in 2002 of € 953, representing 50% of the excess of the fair value of the assets given up over the carrying value of such assets. The remaining 50% has been recorded as a reduction of the carrying value of the Company’s investment in the joint venture companies.

In August 2003 BRCGE ceased operations and in September 2003 was merged into WMTM. The carrying value of the investment in WMTM at December 31, 2003 in the amount of € 605 has been classified as an equity investment.

For all the above investments, the amount at which the investment is carried equals the amount of the underlying equity in net assets.

In August 2003, BRC Brasil and WM each made loans to WMTM in the amount of 5,000,000 Real and each company subsequently made additional loans in the amount of 2,000,000 Real. The total of the loans made by BRC Brasil to WMTM of approximately € 1,920 have been classified as loans to affiliated companies. The loans are non-interest bearing and are due in January 2005.

6. Short-Term Borrowings

At December 31, 2003, the Company has an unsecured line of credit amounting to approximately € 1,300 with no outstanding balance. Additionally, the Company has up to a € 4,500 line of credit secured by customer account receivable drafts, which has current availability of € 2,198 and has no outstanding balance. The weighted average interest rate on these short-term borrowings was approximately 3.5% and nil per annum at December 31, 2002 and 2003. The lines of credit are callable on demand.

BRC S.R.L.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Income Taxes

Italian and foreign income (losses) before income taxes are as follows:

	Year Ended December 31,
	2001	2002	2003
Italian	€808	€1,051	€(190)
Foreign	(547)	(1,092)	(628)

Total Italian and foreign income (loss) before income taxes	€261	€(41)	€(818)

Significant components of the provision for income taxes are as follows:

	Year Ended December 31,
	2001	2002	2003
Current	€914	€737	€432
Deferred	(131)	300	(221)

Total provision for income taxes	€783	€1,037	€211

A reconciliation between income taxes computed at the Italian statutory tax rate and the effective income tax provision is as follows:

	Year Ended December 31,
	2001	2002	2003
Income tax provision at the Italian statutory rate of 34%	€93	€14	€(278)
Effect of Italian IRAP	439	383	356
Aggregate effect of different foreign tax rates	(38)	(15)	–
Permanent Differences:
Non-deductible expenses	46	42	17
Investment tax incentive	(375)	–	(70)
Other	–	25	(4)
Change in valuation allowance	618	588	190

Effective income tax provision	€783	€1,037	€211

The Italian “IRAP” tax is regional tax on productive activities, and has statutory rate of 4.25%. The IRAP tax is not deductible for corporate tax purposes. The IRAP tax base is similar to the corporate tax base, however does not permit a deduction for labor or interest.

The 2001 Italian investment tax incentive law was enacted in order to encourage capital investments in Italy. Companies are able to reduce their taxable income by up to 50% of the excess of new qualifying capital and other expenditures made in the second half of 2001 and in the year 2002 in fixed assets (tangibles and specified intangibles) over the average of the investments made in such assets during the five prior years. The incentive results in a current one-time deduction and neither increases nor decreases the tax bases of the assets to compute future tax deductions for depreciation and amortization relating to investment deductions granted. In 2001 and 2003 the Company recognized a benefit from the investment deductions of € 375 and € 70, respectively.

BRC S.R.L.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of deferred income tax assets and liabilities at December 31, 2002 and 2003 are:

	December 31,
	2002	2003
Deferred tax asset	€1,771	€2,133
Less: valuation allowance	(1,206)	(1,396)
Deferred tax assets	565	737
Deferred tax liabilities	(485)	(436)

Net deferred tax asset (liability)	€80	€301

Principal items comprising net deferred income tax assets (liabilities) as of December 31, 2002 and 2003 are:

	December 31,
	2002	2003
Fixed assets	€(485)	€(407)
Warranty provision	52	74
Inventories	163	327
Allowance for receivables	302	331
NOL carryforwards	465	585
Equity investments	418	531
Foreign exchange losses	323	285
Other	48	(29)

Total deferred tax assets (liabilities)	1,286	1,697
Valuation allowance	(1,206)	(1,396)

Net deferred tax asset (liability)	€80	€301

At December 31, 2003, the Company had NOL’s, in Argentina amounting to approximately €1,290, which expire in 2011 and in Italy amounting to € 98 which do not expire. Utilization of these NOL’s is limited to future earnings of the related companies. The deferred tax asset valuation allowance is principally related to tax assets located in the Argentine and Brazilian tax jurisdictions.

8. Accrued Expenses and Other Current Liabilities

	December 31,		September 30, 2004
	2002	2003
			(unaudited)
Social Security and other contributions	€289	€299	€306
Withholding taxes on payroll and other sundry taxes	274	308	1,076
Accrued employee compensation	489	547	921
Warranty provision	137	200	200
Accrued interest	54	2	7
Other	185	214	338

Total accrued expenses and other liabilities	€1,428	€1,570	€2,848

BRC S.R.L.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Debt Payable

Debt payable is as follows:

	December 31,		September 30, 2004
	2002	2003
			(Unaudited)
Loan from Interbanca bearing interest at 6.3%, due in 2003, unsecured	€2,143	€–	€–
Loans from Cassa di Risparmio di Bra, bearing interest at 5.5%, due in 2003, unsecured	1,886	–	–
Loans from Ministry of Industry, pursuant to Law 46/82, for research and development and capital expenditures, repayable in annual installments through 2011, bearing interest at subsidized rate of 3.25%	1,021	1,077	995

Other loans	257	42	12

Total debt	5,307	1,119	1,007
Less: current portion	(4,357)	(143)	(236)

Non-current portion	€950	€976	€771

At December 31, 2003, long-term debt is repayable as follows:

Year Ended December 31:
2004	€143
2005	231
2006	107
2007	107
2008 and thereafter	531

Total debt	€1,119

At September 30, 2004, long-term debt is repayable as follows:

Year Ended September 30:
2005	€236
2006	171
2007	115
2008	118
2009 and thereafter	367

Total debt	€1,007

10. Employees Severance Indemnities

The liability for severance indemnities relates primarily to the Company’s employees in Italy. The severance indemnity liability is calculated in accordance with local civil and labor laws based on each employee’s length of service, employment category and remuneration. There is no vesting period or funding

BRC S.R.L.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

requirement associated with the liability. The liability recorded in the balance sheet is the amount that the employee would be entitled to if the employee terminates immediately. The charge to earnings was € 383, € 381 and € 391 for the years ended December 31, 2001, 2002 and 2003, respectively.

11. Related Party Transactions

A detail of balances with related parties as of December 31, 2002 and 2003 is as follows:

	December 31,		September 30, 2004
	2002	2003
			(Unaudited)
Receivables and advances:
WMTM Equipamentos de Gases	€2,812	€2,317	€545
BRC Gas Equipment Ltda	137	–	–
MTE S.r.l.	8	1	14
Jehin Engineering Company Ltd	18	54	123

Total receivables and advances	€2,975	€2,372	€682

Payables:
MTE S.r.l.	€322	€185	€556
Europlast S.r.l.	112	68	510
TCN S.r.l.	246	108	394

Total payables	€680	€361	€1,460

In 2002 and 2003, the Company sold fuel technology systems to BRCGE for an amount of € 882 and € 85, respectively.

In 2002 and 2003, the Company sold fuel technology systems to WMTM for an amount of € 3,399 and € 2,914, respectively.

In 2001, 2002 and 2003, the Company acquired from its affiliate, MTE S.r.l., electronic components for its fuel technology systems for an amount of € 746, € 1,332 and € 1,306, respectively. In 2002 and 2003, the Company paid rent to MTE in the amount of € 6 and sold products to MTE in the amount of € 37 and € 29, respectively.

In 2001, 2002 and 2003, the Company acquired plastic components from Europlast S.r.l. for an amount of € 310, € 362 and € 552, respectively, and iron-made elements from TCN S.r.l. for an amount of € 577, € 779 and € 584, respectively. In 2003, the Company sold products to Europlast and TCN in the amount of € 47 and € 4, respectively. In 2003, the Company sold products and purchased products from MTM Hydro S.r.l in the amount of € 14, and € 7, respectively. In 2003, the Company received rent from and sold product to BM2 in the amount of € 6 and € 40, respectively. Europlast, TCN, MTM Hydro and BM2 are majority owned by the shareholders of the Company.

In 2001, 2002 and 2003, BRC rented an industrial building to TCN for € 19, € 11 and nil, respectively.

In 2002 and 2003, the Company leased buildings from IMCOS2 S.r.l., a related company, for an amount of € 122 and € 450, respectively.

BRC S.R.L.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Commitments and Contingencies

Litigation

The Company is involved in legal proceedings arising in the normal course of business. Management believes that, based on advice of legal counsel, the outcome of these proceedings will not have any material adverse effect on the Company’s financial statements.

Lease Commitments

The following are the minimum payments that will have to be made in each of the years indicated based on operating leases in effect as of December 31, 2003:

Year Ended December 31:	Amount
2004	€450
2005	450
2006	450
2007	450
2008	450
Thereafter	788

Total minimum lease payments	€3,038

Rental expense for all operating leases amounted to nil, € 122 and € 450 in the years ended December 31, 2001, 2002 and 2003, respectively. The major portion of these leases contains renewal options.

13. Financial Instruments

Off Balance Sheet Risk

The Company does not enter into forward exchange contracts or purchase foreign currency options to hedge firm sales/purchases commitments, anticipated but not yet committed sales/purchases and investments in debt securities denominated in foreign currency.

Concentration of Credit Risks

Financial instruments that potentially subject the Group to concentration of credit risks consist principally of cash investments and trade accounts receivable. The Group maintains cash and cash equivalents and short-term investments with financial institutions located in the various countries in which it operates. The Company selects only financial institutions with high credit standards for use in its investment strategies.

Concentration of credit risks and the risk of accounting loss with respect to trade receivables is generally limited due to the large number of the Company’s end customers. The Company generally does not require collateral with respect to goods and services provided in Italy, but it normally makes sales to foreign customers against secured letters of credit.

The Company’s two largest individual customers accounted for 10.5%, 18.9% and 22%, of net sales for the years ended December 31, 2001, 2002 and 2003, respectively.

BRC S.R.L.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments.

Cash and cash equivalents—The carrying amount of cash and cash equivalents reported by the Company approximates their fair value.

Accounts receivable and payable—The carrying amount of accounts receivable and payable approximates their fair value.

Short and long-term debt—The fair value of long-term debt, as of December 31, 2002 and 2003, amounts to approximately € 5,507 and € 934, respectively. The carrying amount of the Company’s other borrowings approximate their fair value. The fair values of the Company’s long-term debt are estimated using cash flow analyses, based on the Company’s incremental borrowing rates for similar types of borrowing arrangements.

14. Subsequent Events

In January 2004, MTM exercised its put option for the disposal of a 10.5% portion of their shares held in Jehin at a price of € 122, which approximates the purchase price net of the change in foreign exchange rate. The ownership of the shares is expected to be transferred in the second half of 2004. No significant gain or loss is anticipated as the put price approximates carrying value.

COMPARISON OF SHAREHOLDERS’ RIGHTS

IMPCO is incorporated under the laws of the State of Delaware and, accordingly, the rights of IMPCO’s shareholders are governed by IMPCO’s articles of incorporation, its bylaws, and the DGCL. BRC is an Italian limited liability company organized under the laws of the Republic of Italy and, accordingly, the rights of BRC’s shareholders are governed by its bylaws and by [insert name of statute governing S.r.l.].

Upon consummation of the acquisition, BRC equity holders will become shareholders of IMPCO and, as such, their rights will be governed by IMPCO’s articles of incorporation, its bylaws, and the DGCL.

The following summary compares the material differences between the rights of an IMPCO shareholder under IMPCO’s articles of incorporation, its bylaws and the DGCL, with the rights of a BRC equity holder under BRC’s bylaws. This discussion is not intended to be a complete statement of the differences affecting the rights of shareholders and is qualified in its entirety by reference to governing law and the articles of incorporation and bylaws of each corporation. See “Where You Can Find More Information.”

	IMPCO Stockholder Rights	BRC Equityholder Rights
Management:	IMPCO is governed by its board of directors. The IMPCO board of directors currently consists of six directors. The number of directors is established from time to time by resolution adopted by a majority of the IMPCO board of directors, although there must be a minimum of three (3) and not more than nine (9) directors.

BRC may be managed by either a sole director or a Board of Directors comprising not less than three or a maximum of eleven members.

The number of directors is established from time to time by resolution adopted by a majority of the shareholder general meeting.

Election of Directors:	Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.	Directors are elected by shareholder general meeting with a resolution based on the favorable vote of a number of shareholders representing the majority of share capital.

Term and Classes of Directors:	There are three classes of IMPCO directors. Each class serves for a three-year term, with one class of directors’ term expiring each year.

There is only one class of Directors: the first period of office of the present board of Directors shall continue up until of the year two thousand and seven (30/09/2007) and thereafter, the period of office shall have a duration of three years.

The shareholder general meeting had also elected a Board of Auditors, in accordance with article 2477 Italian Civil Code, that is in charge for a three-year period and could be re-appointed (the present Board will be in charge until the year 2006 (up until the approval of the balance sheets for the fiscal year ended on 31/12/2006).

	IMPCO Stockholder Rights	BRC Equityholder Rights
Removal of Directors:	A director may be removed only for cause by the holders representing a majority of the votes then entitled to be cast at an election of directors.	A director may be removed by a resolution of the majority of the shareholder general meeting at any time, but if this resolution is not for cause, the removed Director is entitled to sue the company for damages that generally are calculated on the basis of the compensation due to the revoked Director until the expiring date of his previous appointment.

Vacancies on the Board:	Vacancies in IMPCO’s board of directors and newly created directorships resulting from any increase in the authorized number thereof may be filled by a majority of the remaining directors then in office, although less than a quorum, or by a sole remaining director, and the directors so elected will hold office until the next succeeding annual meeting of stockholders and until their successors are duly elected and qualified, or until their earlier death, resignation or removal.

Vacancies in BRC’s board of directors may be filled by the remaining directors then in office only if the majority of the Directors remain in charge.

If, due to resignation or other causes, the number of directors should be reduced by more than half, the entire board shall be considered to have expired and the general meeting must be convened without delay to appoint the vacant directorships.

Board Quorum and Vote Requirements:

At all meetings of IMPCO’s board of directors, the presence of a majority of the total authorized number of directors constitutes a quorum for the transaction of business. Except as otherwise required by law, the vote of a majority of the directors present at any meeting at which a quorum is present constitutes the act of the board of directors.

Any action required or permitted to be taken at any meeting of IMPCO’s board of directors may be taken without a meeting if all members of the board of directors consent.

The Board of Directors shall be vested with full powers for the company’s ordinary and extraordinary management having within its sphere of competence all that the law and the by-laws do not expressly reserve for the general meeting.

The Board of Directors therefore has utmost power to approve without distinction all operations coming under the company’s business purpose, and shall have the acknowledged right to determine, with full powers and with unquestionable opinion, which actions and operations shall come within the scope of the company’s activity, restricting some to only certain of the actions and operations or series of actions and operations included in the company’s object.

	IMPCO Stockholder Rights	BRC Equityholder Rights

The Board of Directors meets at the place indicated in the call notice each time that the chairman or, in the absence or impediment of same, his nominee, shall deem it necessary.

The Board is convened by means of a registered letter, to be sent at least eight days prior to the date set for the meeting or, in case of urgency, by telegram of fax to be sent to each director at least two days beforehand.

For the resolution of the Board of Directors to be valid, the actual presence and favorable vote of an absolute majority of its members is required.

The Board of Directors is chaired by the Chairman or, in his absence, impediment or resignation, by such person as shall be designated by the majority vote of attendees.

The Board of Directors may delegate its powers to one or more of its members, establishing the limits for such delegation. The powers set forth in articles 2423-2443-2446 and 2447 of the Italian civil code may not be delegated.

Representation of the company with respect to third parties and the company signature falls to the Sole Director, where appointed, the Chairman of the Board of Directors and each of the Managing Directors, within the limits of the powers assigned to them.

Representation of the company before a court falls to the Sole Director, or to the Chairman of the Board of Directors.

Stockholder/ Shareholder Meetings:	The annual meeting of IMPCO stockholders is held at the place, either within or without the State of Delaware, and on the date and at the time, as may be fixed from time to time by resolution of the board of directors and set forth in the notice or waiver of notice of the meeting.	The ordinary general meeting must be called at least once each year within four months of the close of the company’s accounting period; where required by special circumstances, it may be called within six months.

	IMPCO Stockholder Rights	BRC Equityholder Rights
Special meetings of IMPCO’s stockholders may be called at any time by (i) its President, (ii) the Officers, or (iii) the board of directors. Special meetings of the stockholders are held at the places, within or without the State of Delaware, as are specified in the respective notices or waivers of notice thereof. Only business brought before the special meeting pursuant to IMPCO’s notice of the special meeting will be conducted at the special meeting.

The general meeting is convened at the registered office or at such place as shall be indicated in the calling notice, provided it is in Italy.

The ordinary and extraordinary general meetings, legally called and duly constituted, represent the entire body of quota-holders and the resolutions passed in accordance with the law and by-laws is binding for all shareholders, including those not in attendance, the dissenters and any assignees of same.

Failing such formality, the general meeting is validly constituted whenever the entire share capital is represented and all the directors and statutory auditors, if appointed, are in attendance.

Each shareholder entitled to attend the general meeting may be represented by another person by means of written proxy. Representation at the general meeting may not be entrusted to directors, statutory auditors or employees of the company, or to its subsidiaries, or to the directors, statutory auditors or employees of same, or of credit concerns or institutions.

Legally constituted bodies and companies may also be represented, in addition to persons having powers of representation, by a holder of written proxy even in the form of a simple letter signed by the party legally represented.

Quorum Requirements:	The presence in person or by proxy of the holders of record of one third of the shares entitled to vote at a meeting of IMPCO stockholders constitutes a quorum for the transaction of business at that meeting.

The ordinary general meeting shall pass resolutions based on the favorable vote of a number of shareholders representing the majority of share capital.

In the event that the shareholders attending the general meeting fail to represent the required percentage of capital, the general meeting must be reconvened.

	IMPCO Stockholder Rights	BRC Equityholder Rights

The ordinary general meeting shall pass resolutions based on the favorable vote of a number of shareholders representing the majority of share capital.

The extraordinary general meeting shall pass resolutions based on the favorable vote of a number of shareholders representing at least sixty percent of share capital.

Stockholder/ Shareholder Proposals:	For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of IMPCO. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of IMPCO not less than seventy (70) nor more than ninety (90) calendar days in advance of the anniversary of the date of the previous year’s annual meeting of stockholders; provided, however, that if either (i) the date of the annual meeting is advanced more than twenty (20) days or delayed (other than as a result of adjournment) more than seventy (70) days from such an anniversary date or (ii) no proxy statement was delivered to stockholders in connection with the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the seventieth (70th) day prior to such annual meeting or the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the corporation. A stockholder’s notice to the Secretary shall set forth as to each matter the stockholder proposes

	IMPCO Stockholder Rights	BRC Equityholder Rights
to bring before the annual meeting: (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to the person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and the rules promulgated pursuant to that act; (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business at the annual meeting; (iii) the name and address, as they appear on the corporation’s books, of the stockholder proposing the business; (iv) the class and number of shares of the corporation which are beneficially owned by the stockholder; (v) any material interest of the stockholder in the business; and (vi) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, in the stockholder’s capacity as a proponent of a stockholder proposal.

Action of Stockholders and Shareholders by Written Consent:	Any action required or permitted to be taken by IMPCO’s stockholders must be effected at a duly called annual or special meeting and the ability of IMPCO’s stockholders to consent in writing to the taking of any action is specifically denied.	Any action required or permitted to be taken that is reserved to the Shareholders General Meeting by the Stockholders or Shareholders may also be taken by written consent of the majority shareholders.

Amendment of Certificate/ Articles of Incorporation:	In addition to the provisions related to amendments to the Certificate of Incorporation provided in the DGCL, an amendment to IMPCO’s certificate of incorporation requires the affirmative vote of the holders of at least a majority of the shares of capital stock entitled to vote.

	IMPCO Stockholder Rights	BRC Equityholder Rights
Amendment of Bylaws:	IMPCO’s bylaws may be amended, altered or repealed (i) by resolution adopted by a majority of the board of directors of IMPCO at any regular or special meeting of the board, or (ii) by the affirmative vote of the holders of at least a majority of the shares of capital stock entitled to vote.	BRC’s bylaws can only be amended at an extraordinary general meeting and as a result, such a resolution requires the favorable vote of a number of shareholders representing at least sixty percent of share capital.

Exculpation of Directors:	IMPCO’s certificate of incorporation provides that a director will not be personally liable to IMPCO or its stockholders for monetary damages for breach of fiduciary duty as a director; provided this right will not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to IMPCO or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends or unlawful stock purchase or redemption) or (iv) for any transaction from which the director derives an improper personal benefit. If the DGCL is amended after the date IMPCO’s certificate of incorporation became effective to authorize corporate action further eliminating or limiting the personal liability of IMPCO directors, then the liability of an IMPCO director will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.	There is no exculpation of directors of BRC. Directors of BRC are completely liable according with the article 2476 of Italian civil code for monetary damages to the company and its shareholder/stockholders for breach of fiduciary duty.

Indemnification of Directors, Officers and Employees:	IMPCO will indemnify its directors, officers, employees and other agents to the fullest extent not prohibited by the DGCL; provided, however, that IMPCO is not required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by him or her or any proceeding by him or her against the corporation or its directors, officers, employees or other agents unless (i) such	BRC does not indemnify its officers or directors.

	IMPCO Stockholder Rights	BRC Equityholder Rights
indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the board of directors of the corporation, or (iii) the indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL.

IMPCO will advance, before the final disposition of any proceeding, promptly following request therefore, all expenses incurred by any director or executive officer in connection with the proceeding upon receipt of an undertaking by or on behalf of that person to repay said amounts if it should be determined ultimately that he or she is not entitled to be indemnified. Notwithstanding the foregoing, generally no advance will be made by IMPCO if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if a quorum of non-interested directors is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time the determination is made demonstrate clearly and convincingly that the person acted in bad faith or in a manner that he or she did not believe to be in or not opposed to the best interests of the corporation.

Anti-Takeover Provisions:

Business Combination Act	IMPCO is subject to Section 203 of the DGCL prohibiting specified business combinations by 15% or greater stockholders without satisfying requisite conditions.	No applicable law governing BRC.

Control Share Acquisitions	No applicable law governing IMPCO.	No applicable law governing BRC.

	IMPCO Stockholder Rights	BRC Equityholder Rights
Charter Documents	IMPCO has adopted no provisions in its certificate of incorporation or bylaws not already described above that specifically impact changes of control.

The BRC By-Laws limit the circulation of shares with pre-emptive rights in favor of the other shareholders.

The pre-emptive rights on shares must be offered beforehand to the other shareholders, as they appear from the company shareholders’ book, through notice to same by registered letter with return receipt, containing the sale proposal and the price requested.

Within thirty days of receipt of the proposal the other shareholders shall be obliged, under penalty of forfeiture, to notify the seller by registered letter with return receipt, if they intend to exercise their right of pre-emption, and buy the shares at the proposed price, or at the price set by a board of arbitration comprising 3 members, one of whom is appointed by the seller, one by the buyers and the third by the first two arbitrators, or failing agreement, the appointment of the third arbitrator shall be referred to the Chairman of the Cuneo Chamber of Commerce & Industry.

Such board of arbitration shall announce its decision, within one hundred and fifty days from the appointment of the third arbitrator, regarding the price of the shares for sale and, by reason of its mere arbitrariness, the expert opinion of same shall be final and binding for the parties.

Payment to the selling shareholder shall be made, without interest, within sixty days of communication of the expert opinion.

Should the board fail to disclose its opinion within the established term, the seller shall be free to proceed with the sale at the conditions notified to the other shareholders by registered letter with return receipt.

	IMPCO Stockholder Rights	BRC Equityholder Rights

Exercise of the right of pre-emption shall refer globally to all the shares offered for sale. In the event that such right is exercised by more than one shareholder, unless agreed otherwise, they shall purchase the shares offered in proportion to those already held.

In the event that there are no acceptances from the other shareholders to the above proposal for sale, the seller shall be free to sell the shares to third parties at the terms and conditions notified; moreover, if the sale is not concluded within six months of the proposal, the seller shall be obliged to renew the offer to the other shareholders based the same procedure described above.

Transfer of the shares to third parties, without complying with the aforesaid procedure, shall be invalid.

Rights Plan:

The Rights Agreement provides for a dividend of one Right for each outstanding share of Common Stock. Upon the occurrence of certain events, including a person or entity’s acquisition of 15% or more of the Common Stock (defined in the Rights Agreement as the Separation Time), each Right will entitle the holder (other than the acquiring person or entity) to purchase, at an exercise price of $45 per Right, Common Stock with a market value equal to twice the exercise price.

The Rights are evidenced by the Common Stock certificates until the Separation Time. The Rights Agreement provides that, until the Separation Time, the Rights will only be transferred with the Common Stock. Common Stock certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of Common Stock and they shall contain a legend

IMPCO Stockholder Rights	BRC Equityholder Rights

incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time).

The Rights are not exercisable until the Business Day (as defined in the Rights Agreement) following the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on July 26, 2009, (iii) the date on which the Rights are redeemed as described below or (iv) upon the merger of the Company into another corporation pursuant to an agreement entered into prior to a Stock Acquisition Date (in any such case, the “Expiration Time”).

The Exercise Price and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution.

The Board of Directors of the Company may, at its option, at any time prior to the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price of $.01 per Right (the “Redemption Price”), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right.

The holders of Rights, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights do not prevent a takeover of the Company. However, the Rights may cause substantial

IMPCO Stockholder Rights	BRC Equityholder Rights
dilution to a person or group that acquires 15% or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company. Nevertheless, the Rights should not interfere with a transaction that the Board of Directors believes is in the best interests of the Company and its stockholders because the Rights can be redeemed on or prior to the Flip-in Date, before the consummation of such a transaction.

LEGAL OPINIONS

The validity of the IMPCO common stock to be issued in the acquisition is being passed upon for IMPCO by Davis Wright Tremaine LLP, Seattle, Washington. Certain legal matters respecting BRC and the founders will be passed upon by Grosso, DeRienzo, Riscossa, Gerlin & Associati, Turin, Italy.

EXPERTS

The consolidated financial statements of IMPCO and subsidiaries appearing in IMPCO’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The consolidated financial statements of BRC that appear in this proxy statement/prospectus have been audited by Reconta Ernst & Young S.P.A., independent registered public accounting firm, as set forth in their report included herein.

OTHER MATTERS

The IMPCO board is not aware of any business to come before the IMPCO special meeting other than those matters described above in this proxy statement/prospectus. However, if any other matters should properly come before the IMPCO special meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the best judgment of the person or persons voting the proxies.

DOCUMENTS INCORPORATED BY REFERENCE

The Securities and Exchange Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is part of this prospectus. Information contained in this prospectus and information that we file with the Commission in the future and incorporate by reference in this prospectus automatically updates and supersedes any previously filed information.

We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934, as amended, until date of the special meeting. We incorporate by reference the documents listed below, and any amendments thereto.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004, and September 30, 2004;

•	Our Current Reports on Form 8-K filed on January 16, 2004, May 5, 2004, July 16, 2004, August 5, 2004, October 25, 2004, November 4, 2004, December 29, 2004 and December 30, 2004; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed under Section 12 of the Exchange Act on July 7, 1999.

You may request a copy of these filings, at no cost, by contacting us at IMPCO Technologies, Inc., 16804 Gridley Place, Cerritos, California 90703, telephone (562) 860-6666, Attention: Corporate Secretary. We will not, however, send exhibits to these documents, unless the exhibits are specifically incorporated by reference in the documents so requested.

Any statement contained in a document that is incorporated by reference in this prospectus or in any subsequent prospectus supplements will be modified or superseded for purposes of this prospectus or any subsequent prospectus supplements to the extent that a statement contained in this prospectus or incorporated by reference in this prospectus or in any prospectus supplements or in any document that we file after the date of this prospectus that also is incorporated by reference in this prospectus or in any subsequent prospectus supplements modifies or supersedes the prior statement. Any modified or superseded statement shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any subsequent prospectus supplements. [Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference in this prospectus.]

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with any other information. The securities offered by this prospectus may only be offered in states where the offer is permitted, and we are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of this proxy statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-4 under the Securities Act for the common stock to be issued to the founders under the purchase agreement. This prospectus constitutes part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement and the accompanying exhibits and schedules because some parts have been omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and the shares being sold in this offering. Copies of the registration statement and its exhibits are on file at the offices of the SEC and on its website.

You may read and copy the registration statement, including the attached exhibits and any report, statements or other information that we file at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facilities. Our SEC filings will also be available to the public from commercial retrieval services and at the SEC’s worldwide website at http://www.sec.gov.

We provide copies of our annual and interim reports and exhibits filed with the SEC on our website, www.impco.ws. If you are a stockholder, you may also request a copy of these filings, at no cost, by writing or calling us at the following address:

IMPCO Technologies, Inc.

16804 Gridley Place

Cerritos, California 90703

Attention: Investor Relations Department

(562) 860-6666

We also provide on our website recent press releases and information necessary to contact our Investor Relations office if additional information is desired. Information contained on our website is not incorporated into this prospectus.

For further information about us and the transactions described in the purchase agreement, we refer you to the registration statement and the accompanying exhibits and schedules. Statements in this prospectus concerning any document filed as an exhibit are not necessarily complete and we refer you to a copy of such document filed as an exhibit to the registration statement.

ANNEX A

EXECUTION COPY

EQUITY INTEREST PURCHASE AGREEMENT

THIS EQUITY INTEREST PURCHASE AGREEMENT dated as of October 22, 2004 between and among Mariano Costamagna and Pier Antonio Costamagna, each a natural person and a citizen and resident of the Italian Republic (collectively the “Founders”); B.R.C. Società a Responsabilità Limitata, an Italian limited liability company (“BRC”); M.T.M. Società a Responsabilità Limitata, an Italian limited liability company (“MTM”); and IMPCO Technologies, Inc., a Delaware corporation with its principal place of business located in the State of California in the United States (“IMPCO”). Capitalized terms not otherwise defined in this Agreement shall have the meanings ascribed in Section 1.1.

RECITALS

A. IMPCO, the Founders and the Founders’ spouses (whose acknowledgements appear on the execution page hereof) entered into an Option Agreement dated October 3, 2002 (the “Option Agreement”) providing for an option to IMPCO (the “Option”) to purchase from the Founders collectively a 50% equity interest (the “IMPCO Quota”) in BRC.

B. IMPCO exercised the Option and, pursuant to a Sale and Purchase Agreement dated May 8, 2003 (the “Initial Purchase Agreement”), acquired the IMPCO Quota in a series of related transactions, the last of which was completed on July 29, 2003. Immediately prior to the execution of this Agreement the Founders collectively own the remaining equity interests in BRC (such interests, the “Founders’ Quota”).

C. Among other things, Section 8 of the Initial Purchase Agreement grants an option (the “Earn-Out Call Option”) to IMPCO to purchase the Founders’ Quota on specified terms following the conclusion of BRC’s fiscal year ending December 31, 2006.

D. The parties now desire to accelerate the acquisition by IMPCO of the Founders’ Quota on the terms and subject to the conditions set forth in this Agreement and the agreements, exhibits and schedules ancillary hereto, with the purchase price for the Founders’ Quota being determined on the basis of the option price that would be applicable under the Earn-Out Call Option were that option price to be computed as of September 30, 2004.

E. IMPCO and the Founders are entering into certain agreements as contemplated hereby, and the parties acknowledge that without such agreements none of the parties would have entered into this Agreement. BRC, the Founders and IMPCO desire to make certain representations, warranties, covenants and agreements in this Agreement and in such ancillary agreements, and herein and therein to prescribe various conditions to the Purchase.

F. The board of directors of IMPCO, following the unanimous recommendation of a special committee comprised solely of the independent directors of IMPCO, has determined that an acquisition by IMPCO of the Founders’ Quota, on the terms and subject to the conditions established hereby, is in the best interests of IMPCO and its shareholders. Accordingly, the board of directors of IMPCO has approved this Agreement and deems it advisable and in the best interests of its shareholders to approve this Agreement, the Purchase and the agreements and transactions contemplated hereby.

NOW, THEREFORE, the parties agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement:

(a) “Acquisition Shares” shall mean the 5,098,284 shares of IMPCO Common Stock to be issued to the Founders at the Closing.

(b) An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, Controls, is controlled by, or is under common control with, such first Person.

(c) “Affiliated Company” means any entity in which a Person holds a material equity interest or over which such Person possess Control.

(d) “Agreement” means this Agreement and any and all exhibits, schedules and amendments hereto.

(e) “Bison Loan” means the debt arrangements and relationships established by that certain Securities Purchase Agreement, and the documents and transactions contemplated thereby, between IMPCO and Bison Capital Structured Equity Partners, LLC, dated July 18, 2003, as subsequently amended and supplemented.

(f) “BRC” has the meaning assigned in the preamble to this Agreement.

(g) “BRC Disclosure Schedule” shall have the meaning specified in Section 3.3.

(h) “BRC Material Contracts” shall have the meaning specified in Section 3.3(i).

(i) “BRC Permits” shall have the meaning specified in Section 3.3(g).

(j) “Business Day” means any day other than Saturday, Sunday or any other day on which any of the following is true: (i) banks are legally permitted to be closed in the State of California; (ii) the Nasdaq Stock Market is closed for the publication of securities trading information; or (iii) banks are legally permitted to be closed in Cherasco, Italy.

(k) “Cash Component” means an amount equal to US$10,017,600.

(l) “Closing Stock Value” means the aggregate value, in United States dollars, of the Closing Shares as of the date of this Agreement.

(m) “Closing” shall have the meaning specified in Section 2.1.

(n) “Closing Date” shall mean the date (based on U.S. Eastern time) on which the Closing actually occurs.

(o) “Code” means the Internal Revenue Code of 1986, as amended.

(p) “Control” (including the terms “controlled by,” “controlling” or “under common control with,”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

(q) “Environmental, Health, and Safety Liabilities” means any cost, damages, expense, liability, obligation, or other responsibility arising from or under any Environmental Law or any Occupational Safety and Health Law and consisting of or relating to:

(i) any environmental, health, or safety matters or conditions (including without limitation on-site or off-site contamination, occupational safety and health, and regulation of chemical substances or products);

(ii) fines, penalties, judgments, awards, settlements, legal or administrative proceedings, damages, losses, claims, demands and response, investigative, remedial, or inspection costs and expenses arising under Environmental Law or Occupational Safety and Health Law;

Page 2 – EQUITY INTEREST PURCHASE AGREEMENT

(iii) financial responsibility under Environmental Law or Occupational Safety and Health Law for cleanup costs or corrective action, including any investigation, cleanup, removal, containment, or other remediation or response actions (“Cleanup”) required by applicable Environmental Law or Occupational Safety and Health Law (whether or not such Cleanup has been required or requested by any governmental body or any other person) and for any natural resource damages; or

(iv) any other compliance, corrective, investigative, or remedial measures required under Environmental Law or Occupational Safety and Health Law.

The terms “removal,” “remedial,” and “response action,” include the types of activities covered by the United States Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., as amended (“CERCLA”), whether or not such activities occur in a jurisdiction to which CERCLA applies.

(r) “Environmental Law” means any legal requirement arising under the laws, regulations, court or arbitral decisions or otherwise, of any jurisdiction that requires or relates to:

(i) regulating Hazardous Activity;

(ii) advising appropriate authorities, employees, and the public of intended or actual Releases of Hazardous Materials, violations of discharge limits, or other prohibitions, and of the commencements of activities, such as resource extraction or construction, that could have significant impact on the environment;

(iii) preventing or reducing to acceptable levels the Release or threatened Releases of Hazardous Materials;

(iv) reducing the quantities, preventing the Release, or minimizing the hazardous characteristics of wastes that are generated;

(v) assuring that products are designed, formulated, packaged, and used so that they do not present unreasonable risks to human health or the environment when used or disposed of;

(vi) protecting resources, species, habitats or ecological amenities;

(vii) reducing to acceptable levels the risks inherent in the transportation of Hazardous Materials;

(viii) remediating or removing the Release or threatened Release of Hazardous Materials, or paying the costs of such clean up or prevention; or

(ix) making responsible parties compensate individuals or groups for bodily injury, property damage, remedial action costs, or natural resources damages resulting from or relating to Environmental Health and Safety Liabilities.

(s) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the regulations thereunder.

(t) “Founders’ Default” shall have the meaning specified in Section 7.1(d).

(u) “Founders’ Quota” shall have the meaning assigned in Recital B.

(v) “GAAP” means United States generally accepted accounting principals, consistently applied.

(w) “Governmental Entity” means any court, legislative or administrative body, any executive agency, any quasi-governmental organization, or any agency or similar body established by treaty, alliance, or international agreement or arrangement.

(x) “Hazardous Activity” means the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment, or use (including any withdrawal or other use of groundwater) of Hazardous Materials in, on, under, about, or from any one or more facilities operated by or on behalf of the Person in question, or any Release thereof into the environment, and any other act, business, operation, or thing that increases the danger, or risk of

Page 3 – EQUITY INTEREST PURCHASE AGREEMENT

danger, or poses an unreasonable risk of harm to persons or property on or off the facilities, or that may affect the value of the facilities of such person or its Affiliated Companies.

(y) “Hazardous Materials” means any material, waste or other substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, dangerous, radioactive, or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law or Occupational Safety and Health Law, including any admixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials.

(z) “IMPCO” has the meaning in the preamble to this Agreement.

(aa) “IMPCO Common Stock” shall have the meaning assigned in Section 3.1(c)(i).

(bb) “IMPCO Default” shall have the meaning specified in Section 7.1(c).

(cc) “IMPCO Derivative Securities shall have the meaning specified in Section 3.1(c)(ii).

(dd) “IMPCO Disclosure Schedule” shall have the meaning specified in Section 3.1.

(ee) “IMPCO Options” shall mean any option, warrant or other security convertible into or exchangeable (with or without additional consideration) for IMPCO Common Stock.

(ff) “IMPCO Quota” shall have the meaning assigned in Recital A.

(gg) “IMPCO Securities Filings” means the documents filed with or delivered to the SEC by IMPCO, or required to be so filed or delivered, pursuant to Section 13 of the Exchange Act since September 30, 2002.

(hh) “IMPCO Stock Plans” means the plans and arrangements providing for the grant of options or warrants for the purchase of shares of IMPCO Common Stock.

(ii) “Initial Purchase Documents” means, collectively, the Option Agreement, the Initial Purchase Agreement, and the exhibits, schedules, documents, and amendments related thereto.

(jj) “Initial Purchase Shares” shall mean the 2,309,470 shares of IMPCO Common Stock issued in connection with the Initial Purchase Documents.

(kk) “Knowledge” of any Person that is not an individual means, with respect to any specific matter, the actual knowledge of such Person’s executive officers and other officers having primary responsibility for such matter, together with such knowledge as would be obtained in the conduct of their duties in the ordinary course and in the exercise of reasonable inquiry under the circumstances.

(ll) “LaSalle Loan” means the debt arrangements and relationships established by that certain Loan and Security Agreement, between IMPCO and LaSalle Business Credit, LLC, dated July 27, 2003, and the documents and transactions contemplated thereby, as subsequently amended and supplemented.

(mm) “Liens” shall have the meaning specified in Section 3.1(b).

(nn) “Material Adverse Change” or “Material Adverse Effect” means, when used in connection with IMPCO or BRC, any change, effect, event, occurrence or state of facts that is, or is reasonably likely to be, materially adverse to the business, financial condition, assets, results of operations or prospects of such party and its subsidiaries taken as a whole, other than any change, effect, event, occurrence or state of facts relating to the economy in general.

(oo) “MTM” has the meaning assigned in the preamble to this Agreement.

(pp) “Occupational Safety and Health Law” means any legal requirement arising under the laws, regulations, standards, court or arbitral decisions or otherwise, of any jurisdiction, including without limitation the European Union, that requires or relates to the protection of or prevention of injury to employees, workers, contractors and others similarly situated in the workplace environment.

Page 4 – EQUITY INTEREST PURCHASE AGREEMENT

(qq) “Person” means an individual, corporation, partnership, limited liability Company, joint venture, association, trust, unincorporated organization or other entity formed or existing under the laws of any jurisdiction.

(rr) “Purchase” means the purchase by IMPCO of the Founders’ Quota on the terms and subject to the conditions (including the execution and delivery of the ancillary documents) described in this Agreement.

(ss) “Purchase Price” means US$37,551,902, which is the total amount of the Cash Component plus the Closing Stock Value.

(tt) “Quota” means all of the collective rights and obligations of a holder of equity securities in BRC as a Società a Responsabilità Limitata under the laws of the Republic of Italy, including without limitation the right to participate wholly or in part in the Control of such entity, to receive dividends or distributions of all or any portion of such entity’s earnings or its assets upon liquidation or sale, and the right directly or indirectly to participate in the Control of, and to enjoy the benefits of an equity holder of, its Affiliated Companies (subject, in the case of Affiliated Companies not wholly owned, to proportionate adjustment to reflect the extent of the equity holder’s interest therein).

(uu) “Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, or other releasing into the environment, whether intentional or unintentional.

(vv) “Restraints” shall have the meaning specified in Section 6.1(d).

(ww) “Returns” means all Federal, state, local, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

(xx) “SBA” means the Small Business Administration.

(yy) “SEC” means the U.S. Securities Exchange Commission.

(zz) “Securities Act” means the Securities Act of 1933, as amended, and the regulations thereunder.

(aaa) “Taxes” includes all forms of taxation, whenever and wherever created or imposed, by any local, municipal, governmental, state, national or other Governmental Entity, or in connection with any agreement with respect to Taxes, including all interest, penalties and additions imposed with respect to such amount.

Section 1.2 Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent; and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

Page 5 – EQUITY INTEREST PURCHASE AGREEMENT

ARTICLE II.

THE PURCHASE

Section 2.1 Closing. The closing of the Purchase (the “Closing”) will take place on a date and time to be specified by the parties which shall be at 5:00 p.m. New York City time, on December 31, 2004 or, if later, at 5:00 p.m., New York City time, on the third Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions). The Closing will occur at the offices of IMPCO, 16804 Gridley Place, Cerritos, California, 90703. As to the measurement date for financial, tax, reporting and other administrative purposes, owing to the difference in local times between the principal places of business of the parties and their Affiliated Companies, the Closing shall be effective at the various places of business of such Persons as of 11:59 p.m. on the calendar date on which the Closing occurs, notwithstanding that the actual local time of the Closing will vary from place to place. The parties currently contemplate holding a pre-closing meeting of their respective counsel at the offices of Davis Wright Tremaine LLP, 1633 Broadway, New York, New York, on December 20, 2004, for the delivery of definitive documents by and to such counsel in escrow pending the Closing.

Section 2.2 Acquisition of Equity Interests. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing IMPCO shall acquire from the Founders collectively, and the Founders shall individually and collectively sell and convey to IMPCO, the Founders’ Quota, free and clear of all Liens and other interests of any type and nature whatsoever, and effective thereupon, a notarial deed in the form of Exhibit A shall be made effective and IMPCO shall be recorded as the sole owner of the Quota. From and after the Closing, IMPCO shall succeed to and assume all of the rights and obligations of the Founders with respect to BRC and its subsidiaries and its Affiliated Companies, in each case in accordance with the laws of the Republic of Italy and of any other jurisdictions pertinent thereto.

Section 2.3 Consideration. For purposes of this Agreement, the consideration to be paid to the Founders shall be the Purchase Price, which shall be paid upon the Closing, and upon the Closing IMPCO shall pay to each Founder one-half of (i) the Cash Component by wire transfer of immediately available funds to the account of such Founder, as directed by such Founder in writing; and (ii) the Acquisition Shares, by issuance and delivery of one or more certificates registered in the name of such Founder or his nominee.

Section 2.4 Anti-Dilution Provisions. (i) In the event IMPCO changes (or establishes a record date for changing) the number of shares of IMPCO Common Stock, as applicable, issued and outstanding prior to the Closing Date as a result of a stock split, reverse stock split, stock dividend, recapitalization or other similar event and the record date therefor shall be prior to the Closing Date, the Purchase Price shall be proportionately adjusted to reflect such event; and (ii) in the event BRC or any of its Affiliated Entities increases (or establishes a record date for increasing) the Quota, as applicable, issued and outstanding prior to the Closing Date by any means or manner whatsoever, the Founders’ Quota shall be deemed to include such Quota.

Section 2.5 No Liability. In the event any Person other than IMPCO shall, after the Closing, claim or present evidence in the form of any notarial entries, certificates, instruments or deeds representing or purporting to represent an ownership of or entitlement to equity securities of BRC and arising prior to the Closing, such evidence shall not be respected and shall, to the extent not specifically precluded by the laws of the Republic of Italy, be null and void, and neither BRC nor IMPCO shall be liable to any Person in respect thereof, or for any dividends or distributions with respect thereto.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of IMPCO. Except as set forth on the disclosure schedule delivered by IMPCO to the Founders on or before November 15, 2004 (the “IMPCO Disclosure Schedule”) and

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making reference to the particular subsection of this Agreement requiring such disclosure or to which exception is being taken, IMPCO represents and warrants to BRC and the Founders that the following statements are true and correct as of the date of this Agreement:

(a) Organization, Standing and Corporate Power. IMPCO is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. IMPCO has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. IMPCO is duly qualified or licensed to do business and are in good standing in each jurisdiction in which it currently conducts its business, except for those jurisdictions in which the failure to be so qualified or in good standing would not have a Material Adverse Effect on IMPCO. The IMPCO Securities Filings contain or incorporate by reference complete and correct copies of its Certificate of Incorporation and bylaws as each is currently in effect.

(b) Affiliated Companies. Section 3.1(b) of IMPCO Disclosure Schedule sets forth the name, form of entity, and jurisdiction of formation of each of IMPCO’s Affiliated Companies. To IMPCO’s Knowledge: (i) each of IMPCO’s Affiliated Companies is duly organized and validly existing, and in good standing, in the jurisdiction of its formation, (ii) each Affiliated Company of IMPCO has all requisite power and authority to own or lease and operate its assets and carry on its business as presently conducted or proposed to be conducted, (iii) each Affiliated Company of IMPCO is duly qualified to do business and is in good standing in each jurisdiction in which it currently conducts its business, except for those jurisdictions in which the failure to be so qualified or in good standing would not have a Material Adverse Effect, and (iv) all the outstanding shares of capital stock of, or other equity interests in, each Affiliated Company of IMPCO have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by IMPCO, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) and, except as established by the governing documents of such Affiliated Company or by the laws of the jurisdiction under which such Affiliated Company is organized, free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests. Except for the capital stock or other ownership interests of its Affiliated Companies or as disclosed in IMPCO Securities Filings, IMPCO does not beneficially own any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

(c) Capital Structure.

(i) The authorized capital stock of IMPCO consists of 100,500,000 shares of which 100,000,000 are common stock, par value $0.001 per share (the “IMPCO Common Stock”) of which 18,658,112 shares are outstanding and 500,000 shares of preferred stock, par value $0.001 per share, of which none are outstanding. No class of capital stock of IMPCO is entitled to preemptive rights. Each share of IMPCO Common Stock that is issued and outstanding as of the date hereof is duly authorized, validly issued, fully paid and non-assessable.

(ii) There are issued and outstanding: (A) IMPCO Options convertible into or exchangeable for 3,418,533 shares of IMPCO Common Stock (of which options convertible into or exchangeable for 1,091,259 shares of IMPCO Common Stock are currently exercisable); and (B) obligations, commitments, understandings or arrangements to which IMPCO is a party that require or purport to require, or that upon the completion of obligations by other parties would, in the future, require, the issuance or granting of options or warrants to purchase 795,000 shares of IMPCO Common Stock. The obligations and arrangements reflected in clauses 3.1(c)(ii)(A) and 3.1(c)(ii)(B) are referred to collectively in this agreement as the “IMPCO Derivative Securities”. Section 3.1(c)(ii) of the IMPCO Disclosure Schedule includes a list of each Person who is the record or, to the Knowledge of IMPCO, beneficial owner of IMPCO Derivative Securities with a value derived from, or convertible into or exchangeable (with or without consideration) for, more than 5,000 shares of IMPCO Common Stock. All outstanding shares of IMPCO Common Stock are, and all shares that may be issued pursuant to any IMPCO Derivative Security will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable. No class of capital stock of IMPCO is entitled to preemptive rights.

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(iii) The Acquisition Shares will be duly authorized, validly issued, fully paid and non-assessable, and will be issued to the Founders free and clear of any Liens or restrictions, other than restrictions arising pursuant to Rule 145(a) or Regulation S under the Securities Act.

(iv) Except as provided in this Section 3.1(c), in the Initial Purchase Documents, or in the IMPCO Disclosure Schedule, there are (A) no other shares of capital stock, IMPCO Derivative Securities or other voting securities of IMPCO issued, reserved for issuance or outstanding, (B) no rights to receive shares of IMPCO Common Stock on a deferred basis granted under IMPCO Derivative Securities or otherwise; (C) no stock appreciation rights; (D) no securities of IMPCO (or any of its Affiliated Companies) convertible into or exchangeable for shares of capital stock, ownership interests, or voting securities of IMPCO (or its Affiliated Companies); (E) no warrants, calls, options or other rights to acquire from IMPCO (or its Affiliated Companies), and no obligation of IMPCO or any Affiliated Company to issue, capital stock, voting securities or other ownership interests in or any securities convertible into or exchangeable for capital stock or voting securities of IMPCO or any Affiliated Company of IMPCO.

(v) Section 3.1(c) of the IMPCO Disclosure Schedule includes a complete and correct list of the exercise or conversion price and vesting schedule for each Person who is the record holder or, to the Knowledge of IMPCO, the beneficial holder, of IMPCO Derivative Securities with a value derived from, or convertible into or exchangeable (with or without consideration) for, more than 5,000 shares of IMPCO Common Stock.

(vi) No bonds, debentures, notes or other indebtedness of IMPCO having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of IMPCO may vote, are issued or outstanding.

(vii) There are no outstanding obligations of IMPCO to repurchase, redeem or otherwise acquire any outstanding securities of IMPCO or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. IMPCO is not a party to any voting agreement with respect to the voting of its securities or any securities of any other Person.

(d) Authority; Noncontravention. IMPCO has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by IMPCO, and the consummation by IMPCO of the transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action on the part of IMPCO. This Agreement has been duly executed and delivered by IMPCO, and, assuming the due authorization, execution and delivery by the Founders and BRC, constitutes the legal, valid and binding obligation of IMPCO, enforceable against IMPCO in accordance with its terms. Subject to the consents of LaSalle and Bison and to the consents and approvals contemplated by Sections 5 and 6 of this Agreement, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions hereof will not conflict with, result in any violation of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of IMPCO under: (i) the certificate of incorporation or bylaws of IMPCO or the comparable organizational documents of any of IMPCO’s Affiliated Companies; (ii) any material loan or credit agreement, note, bond, mortgage, indenture, lease or other obligation, permit, concession, franchise, license or similar authorization applicable to IMPCO or its properties or assets or by which IMPCO is bound; or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation of any Governmental Entity applicable to IMPCO or its properties or assets, other than any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate are not reasonably likely to have a Material Adverse Effect.

(e) Regulatory Approvals Required. Other than as contemplated by Sections 4.4 and 4.5 below, the nature of the business and operations of IMPCO does not require any approval, authorization, consent, license, clearance or order of, any declaration or notification to, or any filing or registration with, any governmental or regulatory authority in order to permit IMPCO to perform its obligations under this

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Agreement, or to prevent the termination of any material right, privilege, license or agreement of IMPCO, or any material loss or disadvantage to its business, upon consummation of the transactions contemplated hereby.

(f) Public Reports. Except as set forth in Section 3.1(f) of the IMPCO Disclosure Schedule, IMPCO has timely filed all IMPCO Securities Filings, and the financial information included in IMPCO Securities Filings has been prepared in accordance with GAAP and present fairly the consolidated financial position and results of operation of IMPCO and its subsidiaries on the dates and for the periods covered thereby. As of the date filed, each of IMPCO Securities Filings has been and, as to those reports to be filed on or after the date of this Agreement and the Closing, will be accurate and complete in all material respects as of the date filed, and each complies or will comply in all material respects with all requirements applicable to such filing.

(g) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement and except as disclosed in IMPCO Disclosure Schedule, since September 30, 2004, IMPCO and its Affiliated Companies have conducted their business only in the ordinary course consistent with past practice, and there has not been (1) any Material Adverse Change in IMPCO; (2) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of IMPCO Common Stock; (3) any split, combination or reclassification of any of IMPCO Common Stock, or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of IMPCO Common Stock; (4) (A) any granting by IMPCO or any of its Affiliated Companies to any current or former director, executive officer or other employee of IMPCO or its Affiliated Companies of any increase in compensation, bonus or other benefits, except for normal increases in cash compensation in the ordinary course of business or as required under any employment agreements in effect as of the date of the most recent audited financial statements; (B) any granting by IMPCO or any of its Affiliated Companies to any such current or former director, executive officer or employee of any increase in severance or termination pay, except as was required under any employment, severance or termination agreements in effect as of September 30, 2004; (C) any entry by IMPCO or any of its Affiliated Companies into, or any amendments of, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, executive officer or employee; or (D) any amendment to, or modification of, any IMPCO Options; (5) any damage, destruction or loss, whether or not covered by insurance, that individually or in the aggregate is reasonably likely to have a Material Adverse Effect on IMPCO; (6) except insofar as may have been required by a change in GAAP, any change in accounting methods, principles or practices by IMPCO materially affecting its reported financial condition or results of operation; or (7) any tax election by IMPCO or any of its Affiliated Companies that individually or in the aggregate is reasonably likely to have a Material Adverse Effect on the tax liability or tax attributes of IMPCO or any settlement or compromise of any material tax liability.

(h) Taxes.

(i) IMPCO has filed all material Returns required to be filed by it, or requests for extensions to file have been granted and have not expired, and all such Returns are complete and correct in all material respects. IMPCO has paid or caused to be paid all Taxes shown as due on such Returns or on subsequent assessments with respect thereto, and no other material Taxes are payable by IMPCO with respect to items or periods covered by such Returns (whether or not shown on or reportable on such Returns) for which the applicable statute of limitations has not expired, except for Taxes for which an adequate reserve has been established therefor. IMPCO has withheld and paid over all Taxes required to have been withheld and paid over, and has complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party, except for any failure that would not reasonably be expected to have a Material Adverse Effect on IMPCO. There are no Liens on any of the assets of IMPCO with respect to Taxes, other than Liens for Taxes not yet due and payable or for Taxes that IMPCO is contesting in good faith through appropriate proceedings and for which appropriate reserves have been established.

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(ii) No material Returns of IMPCO are under audit by a government or taxing authority. No deficiencies for any Taxes have been proposed, asserted or assessed, in each case in writing, against IMPCO that have not been paid or are not adequately reserved for, except for deficiencies that individually or in the aggregate are not reasonably likely to have a Material Adverse Effect on IMPCO. No waiver or extension of any statute of limitations is in effect with respect to material Taxes or Returns of IMPCO.

(i) Schedules to this Agreement. The information contained in the IMPCO Disclosure Schedule constitutes additional representations and warranties made by IMPCO hereunder and is incorporated herein by reference to be effective as of the date of this Agreement unless terminated pursuant to Section 7.1(c). The copies of documents furnished as part of these schedules are true, correct and complete copies and include all amendments, supplements, and modifications thereto and all express waivers applicable thereunder. IMPCO shall deliver the IMPCO Disclosure Schedule to BRC and each of the Founders on or prior to November 15, 2004.

(j) Brokers; Professional Fees. Other than fees for fairness opinions payable to Adams Harkness, Inc., no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of IMPCO.

(k) Litigation. There is no suit, action or proceeding pending or, to the Knowledge of IMPCO, threatened, which if resolved adversely to IMPCO would have a Material Adverse Effect on IMPCO.

Section 3.2 Certain Representations and Warranties of the Founders. Each Founder hereby represents jointly and severally that, as of the date of this Agreement:

(a) Ownership of Quota. Each Founder owns 25% of the aggregate Quota of BRC, and the Founders’ Quota represents all of the Quota of BRC owned directly or indirectly, beneficially or of record, by any Person, other than the IMPCO Quota, and represents all of the Founders’ right, title and interest in and to BRC’s Affiliated Companies. Other than as contemplated by the Initial Purchase Documents, each Founder has a valid and unencumbered right to transfer his portion of the Founders’ Quota as contemplated hereby, free and clear of any Liens. There are no arrangements, understandings or commitments binding against the Founders respecting the issuance or transfer of any present or future interest in the Quota.

(b) Authority; Enforceability. Each Founder has the full power and authority to enter into this Agreement and to make the representations, warranties and covenants herein. This Agreement represents the true and lawful act of the Founder, enforceable against such Founder in accordance with its terms.

(c) Agreements Respecting Shares. Other than the Initial Purchase Documents: (i) neither Founder has entered into, and neither of them is bound by, any agreement, arrangement or understanding that would materially limit or conflict with a Founder’s right to enter into this Agreement and to perform the acts and obligations contemplated hereby; and (ii) there exists no agreement, understanding or arrangement that permits any other Person directly or indirectly to exercise or share voting or investment power with respect to the Quota.

(d) Certain Information Correct. Each Founder has reviewed the this Agreement and, to the Knowledge of Founder: (i) no fact exists that would constitute a material breach of any representation, warranty or covenant of BRC contained herein; (ii) neither BRC nor either of the Founders, nor any Person acting on their separate or collective behalf, has made or delivered any false statement of a material fact in connection with the transactions contemplated hereby; and (iii) neither BRC nor either of the Founders, nor any Person acting on their separate or collective behalf has omitted to state a material fact, the omission of which would render misleading any statements made by or on behalf of BRC in light of the circumstances as a whole.

Section 3.3 Representations and Warranties of BRC. Except as set forth on the disclosure schedule delivered by BRC to IMPCO on or before November 15, 2004 (the “BRC Disclosure Schedule”) and making reference to

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the particular subsection of this Agreement requiring such disclosure or to which exception is being taken, BRC represents and warrants to IMPCO that the following statements are true and correct as of the date of this Agreement:

(a) Organization, Standing and Corporate Power. BRC is a Società a Responsabilità Limitata, duly organized, validly existing and in good standing under the laws of the Republic of Italy, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. BRC is duly qualified or licensed to do business and is in good standing in each jurisdiction in which it currently conducts its business, except for those jurisdictions in which the failure to be so qualified or in good standing would not have a Material Adverse Effect on BRC. BRC has delivered to IMPCO prior to the execution of this Agreement complete and correct copies of its governing documents, as each is currently in effect.

(b) Affiliated Companies. Section 3.3(b) of the BRC Disclosure Schedule contains a description of each Affiliated Company of BRC, including the extent of BRC’s ownership interest therein and the name and extent of ownership of the ownership interest of each other Person who owns or has the right to acquire an ownership interest in such Affiliated Company. Other than as so disclosed, BRC does not beneficially own directly or indirectly any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

(c) Capital Structure.

(i) The authorized capital equity of BRC is as reflected in the ledger contained in Section 3.3(c)(i) of the BRC Disclosure Schedule (the “Quota”), and except as set forth therein no Person owns, directly or indirectly, any right, title or interest in or to the Quota, nor does any Person have any right (vested or otherwise, matured or contingent) to acquire any interest in the Quota.

(ii) No portion of the Quota is entitled to preemptive rights. The Quota is duly authorized, validly issued, fully paid and non-assessable.

(iii) Other than as contemplated by the Initial Purchase Documents, there are no securities, rights, obligations, understandings or arrangements respecting the issuance to or transfer by any Person of all or any portion of the Quota.

(d) Authority; Noncontravention. BRC has all requisite corporate power and authority to enter into this Agreement, to grant the warranties set forth in this Section 3.3, and to make the covenants set forth in Section 4.3. The execution and delivery of this Agreement by BRC and the consummation by BRC of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of BRC. This Agreement has been duly executed and delivered by BRC and, assuming the due authorization, execution and delivery by each of the parties hereto, constitutes a legal, valid and binding obligation of BRC, enforceable against BRC in accordance with its terms. The execution and delivery of this Agreement does not conflict with, result in any violation of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of BRC under: (i) the governing documents of BRC; (ii) any BRC Material Contract, BRC Permit, or any similar authorization applicable to BRC or its properties or assets; or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation of any Governmental Entity applicable to BRC or its properties or assets, other than any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate are not reasonably likely to have a Material Adverse Effect.

(e) Regulatory Approvals Required. Other than as contemplated by Section 4.5, the nature of the business and operations of BRC does not require any approval, authorization, consent, license, clearance or order of, any declaration or notification to, or any filing or registration with, any Governmental Entity in order to permit BRC to perform its obligations under this Agreement, or to prevent the termination of any material right, privilege, license or agreement of BRC, or any material loss or disadvantage to its business, upon consummation of the transactions contemplated hereby.

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(f) Absence of Undisclosed Liabilities. The audited financial statements of BRC as of and for the fiscal years ended December 31, 2003 and 2002, and the unaudited financial statements as of and for the nine month periods ended September 30, 2004 and 2003, have been delivered to IMPCO, and all such financial statements (i) comply as to form, as of its dates, in all material respects with applicable accounting requirements of the Financial Accounting Standards Board with respect thereto; (ii) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as to the absence of footnotes and except for normal and non-material year-end adjustments and other non-material adjustments permitted by GAAP) applied on a consistent basis during the periods involved; and (iii) present fairly in all material respects the consolidated financial position of BRC and its subsidiaries as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments, none of which would be material in amount or scope). There are no liabilities or obligations of BRC of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could or reasonably expected to result in such liability or obligation other than: (x) liabilities or obligations disclosed and provided for in the balance sheet of BRC as of September 30, 2004 (the “BRC Balance Sheet”), and the notes thereto; (y) liabilities or obligations incurred in the ordinary course of business consistent with past practices since September 30, 2004; or (z) as of the date hereof, any liabilities or obligations that do not, individually or in the aggregate, exceed €150,000 (excluding amounts owed to BRC’s attorneys, accountants and auditors). Since September 30, 2004, there has been no material change in BRC’s financial condition or results of operations, nor has there been any material increase in BRC’s liabilities, since September 30, 2004.

(g) Compliance with Applicable Laws. The BRC Disclosure Schedule sets forth all material permits, licenses, variances, exemptions, orders, registrations, consents, franchises and approvals of all Governmental entities which are currently held by or have been applied for by BRC (the “BRC Permits”) which constitute all of the permits, licenses, variances, exemptions, orders, registrations, consents, franchises and approvals of all Governmental Entities which are required for the operation of the businesses of BRC as presently conducted except for those which would not, individually or in the aggregate, have a Material Adverse Effect on BRC. BRC is not aware of any facts or circumstances currently existing which are likely to preclude BRC from securing any permits, licenses, variances, exemptions, orders, registrations, consents, franchises and approvals of any Governmental Entity which are required for the operation of the businesses of BRC as planned to be conducted. BRC is in compliance with the terms of the BRC Permits and all applicable statutes, laws, ordinances, rules and regulations applicable to BRC, except where the failure so to comply individually or in the aggregate is not reasonably likely to have a Material Adverse Effect on BRC. No action, demand, requirement or investigation by any Governmental Entity and no suit, action or proceeding by any Person, in each case with respect to BRC, or any of its properties, or is pending or, to the Knowledge of BRC, threatened, other than, in each case, those the outcome of which individually or in the aggregate are not reasonably likely to impair the ability of BRC to perform its obligations under this Agreement or to prevent or materially to delay the consummation of any of the transactions contemplated by this Agreement.

(h) Litigation. Other than as set forth in Section 3.3(h) of the BRC Disclosure Schedule, there is no suit, action or proceeding pending or, to the Knowledge of BRC, threatened against or affecting BRC that, if resolved adversely to BRC, would have a Material Adverse Effect on BRC.

(i) Contracts. BRC is not in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any loan or credit agreement, bond, note, mortgage, indenture, lease or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit or license to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that individually or in the aggregate will not, after giving effect to reserves established therefor, have a Material Adverse Effect on BRC. Section 3.3(i) of the BRC Disclosure Schedule contains a complete list of (i) each loan or credit arrangement, note, mortgage, indenture, or lease calling for payments to, by or on behalf of BRC in an amount exceeding €150,000 that is currently in effect; and (ii) each contract, agreement, obligation,

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commitment, arrangement or understanding between or among BRC and any Affiliate of BRC (all matters described in the foregoing clauses (i) and (ii) the “BRC Material Contracts”). Each of the BRC Material Contracts is valid, binding and in full force and effect. BRC is not a party to or bound by any non-competition agreement or any other similar agreement or obligation which purports to limit the manner in which, or the localities in which, any portion of the business of BRC is or may be conducted. To BRC’s Knowledge, no party to any BRC Material Contract is in breach of, nor has any event or condition of default occurred, with respect to any agreement or arrangement necessary to the conduct of BRC’s business as conducted and as proposed to be conducted.

(j) Taxes.

(i) BRC has filed all material Returns required to be filed by it, or requests for extensions to file have been granted and have not expired, and all such Returns are complete and correct in all material respects. BRC has paid or caused to be paid all Taxes shown as due on such Returns or on subsequent assessments with respect thereto, and no other material Taxes are payable by BRC with respect to items or periods covered by such Returns (whether or not shown on or reportable on such Returns) for which the applicable statute of limitations has not expired, except for Taxes for which an adequate reserve has been established therefor. BRC has withheld and paid over all Taxes required to have been withheld and paid over, and has complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party, except for any failure that would not reasonably be expected to have a Material Adverse Effect on BRC. There are no Liens on any of the assets of BRC with respect to Taxes, other than Liens for Taxes not yet due and payable or for Taxes that BRC is contesting in good faith through appropriate proceedings and for which appropriate reserves have been established.

(ii) Other than as described in Section 3.3(j)(ii) of the BRC Disclosure Schedule, no material Returns of BRC are under audit by a government or taxing authority. No deficiencies for any Taxes have been proposed, asserted or assessed, in each case in writing, against BRC that have not been paid or are not adequately reserved for, except for deficiencies that individually or in the aggregate are not reasonably likely to have a Material Adverse Effect on BRC. No waiver or extension of any statute of limitations is in effect with respect to material Taxes or Returns of BRC.

(k) Labor and Employment Matters. (i) There are no controversies pending or, to the Knowledge of BRC, threatened, between BRC and any of its employees; (ii) BRC is not a party to any collective bargaining agreement or other labor union contract applicable to Persons employed by BRC, nor, to the Knowledge of BRC, have any activities or proceedings of any labor union or group of employees to organize any such employees; (iii) BRC has not breached or failed to comply with any provision of any collective bargaining agreement or other labor union contract, and there are no grievances outstanding against BRC under such agreement or contract; (iv) there are no unfair labor practice complaints pending against BRC before any Governmental Entity, and to the Knowledge of BRC, there are no current union representation questions involving the employees of BRC; (v) there currently exists no work slowdown, work stoppage or lockout, nor to the Knowledge of BRC is any such matter threatened, by or with respect to the employees of BRC; and (vi) other than as disclosed in Section 3.3(k) of the BRC Disclosure Schedule or as expressly contemplated by this Agreement, there are no contracts or agreements of BRC which provide for or guaranty any employee of BRC a specific term of employment.

(l) Real Property and Assets. BRC does not own any real property, and other than as described in the IMPCO Securities Filings BRC is not a party to any lease or tenancy agreement respecting any real property occupied by BRC or its Affiliated Companies, the termination of which would have a Material Adverse Effect on BRC.

(m) Environmental Matters.

(i) BRC is, and at all times has been, in full compliance with, and has not been and is not in violation of or liable under, any Environmental Law or Occupational Safety and Health Law. BRC has

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no basis to expect and has not received, any actual or threatened order, notice, or other communication from (i) any governmental body or private citizen, or (ii) the current or prior owner or operator of any facility or property, of any actual or potential violation of, or failure to comply with, any Environmental Law or Occupational Safety and Health Law, or of any actual or threatened obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the facilities or any other properties or assets (whether real, personal, or mixed) in which BRC has or has had an interest, or with respect to any property or facility at or to which Hazardous Materials were generated, manufactured, refined, transferred, imported, used, or processed by BRC or any other Person for whose conduct BRC may be held responsible, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

(ii) There are no pending or, to the Knowledge of BRC, threatened claims, encumbrances, or other restrictions of any nature, resulting from any Environmental, Health, and Safety Liabilities or arising under or pursuant to any Environmental Law or Occupational Safety and Health Law, with respect to or affecting any of the facilities or any other properties and assets (whether real, personal, or mixed) in which BRC has had an interest.

(iii) BRC has no basis to expect, nor has BRC received any citation, directive, inquiry, notice, order, summons, warning, or other communication that relates to Hazardous Activity, Hazardous Materials, or any alleged, actual, or potential violation or failure to comply with any Environmental Law or Occupational Safety and Health Law, or of any alleged, actual, or potential obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the facilities or any other properties or assets (whether real, personal, or mixed) in which BRC had an interest, or with respect to any property or facility to which Hazardous Materials generated, manufactured, refined, transferred, imported, used, or processed by BRC have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

(iv) BRC has no Environmental, Health, and Safety Liabilities with respect to the facilities or with respect to any other properties and assets (whether real, personal, or mixed) in which BRC (or any predecessor), has or had an interest, or at any property geologically or hydrologically adjoining the facilities or any such other property or assets.

(v) There are no Hazardous Materials present on or in the environment at the facilities or at any geologically or hydrologically adjoining property, including any Hazardous Materials contained in barrels, above or underground storage tanks, landfills, land deposits, dumps, equipment (whether moveable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, or any other part of the facilities or such adjoining property, or incorporated into any structure therein or thereon, other than in compliance with applicable law. BRC has not permitted or conducted, and is not aware of, any Hazardous Activity conducted with respect to the facilities or any other properties or assets (whether real, personal, or mixed) in which BRC has or had an interest except in full compliance with all applicable Environmental Laws.

(vi) There has been no Release or, to the Knowledge of BRC, threat of Release, of any Hazardous Materials at or from the facilities or at any other locations where any Hazardous Materials were generated, manufactured, refined, transferred, produced, imported, used, or processed from or by the facilities, or from or by any other properties and assets (whether real, personal, or mixed) in BRC has or had an interest, or any geologically or hydrologically adjoining property.

(vii) BRC has delivered to Company true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by BRC pertaining to Hazardous Materials or Hazardous Activities in, on, or under the facilities, or concerning compliance by BRC, or any other person for whose conduct they are or may be held responsible, with Environmental Laws.

(n) Brokers; Professional Fees. Other than as contemplated in Section 6.3(i), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other

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similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of BRC or the Founders.

(o) Schedules to this Agreement. The information contained in each schedule to this Agreement prepared by or on behalf of BRC constitutes additional representations and warranties made by BRC hereunder and is incorporated herein by reference to be effective as of the date of this Agreement unless terminated pursuant to Section 7.1(c). The copies of documents furnished as part of these schedules are true, correct and complete copies and include all amendments, supplements, and modifications thereto and all express waivers applicable thereunder. BRC shall deliver the BRC Disclosure Schedule to IMPCO on or prior to the first to occur of (i) November 15, 2004.

(p) No Misstatements or Omissions. No representation or warranty of BRC in this Agreement or in any statement, certificate or schedule furnished or to be furnished by BRC pursuant to this Agreement or in connection with the Purchase contemplated by this Agreement, contains or as of the Closing Date will contain any untrue statements of a material fact or omits or will omit to state any material fact necessary to prevent the statements made from being misleading in light of the circumstances as a whole.

ARTICLE IV.

COVENANTS OF THE PARTIES

Section 4.1 Covenants of IMPCO. IMPCO hereby covenants as follows:

(a) Waiver of Initial Purchase Documents; Acknowledgment. IMPCO hereby waives any and all rights in favor of IMPCO, any and all obligations of BRC, its officers, directors, equity holders and Affiliated Entities, and any and all obligations of the Founders and their respective heirs, beneficiaries, successors and assigns, to the extent such rights and obligations would prohibit or conflict with this Agreement and the Purchase Documents. IMPCO acknowledges that the Purchase fulfills all obligations of BRC and the Founders arising under the Original Purchase Documents other than obligations which previously have been waived or fulfilled.

(b) Management Transition Plan. IMPCO shall arrange for its current chief executive officer and chief operating officer to collaborate fully and in good faith with Mariano Costamagna to submit to IMPCO’s board of directors, on or before November 15, 2004, a comprehensive and mutually agreeable plan for the integration and organization of IMPCO’s senior management team during the period January 1, 2005 to April 2006, with such plan to be subject to the terms of the employment agreement of Mariano Costamagna in the form of Exhibit B.

(c) Good Faith Efforts. IMPCO shall use reasonable and good faith efforts to satisfy or cause the satisfaction of the covenants and closing conditions of IMPCO in this Agreement and the agreements and arrangements ancillary hereto.

(d) Disclosure Schedules. IMPCO shall, not later than 5:00 p.m., U.S. Pacific Time, on November 15, 2004, deliver to the Founders the IMPCO Disclosure Schedule together with accurate and complete copies of each agreement, document or instrument referenced therein and not previously delivered or made publicly available.

(e) Due Diligence Cooperation; Access to Information and Personnel. IMPCO shall provide to BRC and the Founders, and their legal, accounting and financial advisers, true, complete and correct copies of all documents requested, and shall afford each such Person access to any facility or executive officer of IMPCO, in each case promptly upon request.

Section 4.2 Covenants of the Founders. Each of the Founders hereby covenants, severally and not jointly, that:

(a) Restrictions on Transfer of Founders’ Quota. Such Founder shall not sell, pledge, hypothecate, give or otherwise transfer any interest in the Founders’ Quota.

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(b) Waiver of Initial Purchase Documents. Such Founder hereby waives any and all rights in favor of Founder, and any and all obligations of IMPCO and its officers, directors, shareholders and Affiliated Entities, to the extent such rights and obligations would prohibit or conflict with this Agreement and the Purchase Documents. Such Founder acknowledges that the Purchase fulfills all obligations of IMPCO arising under the Original Purchase Documents other than obligations which previously have been waived or fulfilled.

(c) Lockup Agreements. Such Founder shall enter into a lockup agreement in customary form proposed by the underwriters of the equity offering contemplated in Section 6.1(e), which agreement shall not exceed 180 days in duration following the effective date of the registration statement contemplated thereby.

(d) Disclosure Schedules. BRC and the Founders shall, not later than 5:00 p.m., U.S. Pacific Time, on November 15, 2004, deliver to the Founders the BRC and the Founders Disclosure Schedule together with accurate and complete copies of each agreement, document or instrument referenced therein and not previously delivered or made publicly available.

(e) Due Diligence Cooperation; Access to Information and Personnel. BRC and the Founders shall provide to BRC and the Founders, and their legal, accounting and financial advisers, true, complete and correct copies of all documents requested, and shall afford each such Person access to any facility or executive officer of BRC, in each case promptly upon request.

(f) Management Transition Plan. Mariano Costamagna shall collaborate fully and in good faith with IMPCO’s current chief executive officer and chief operating officer to submit to IMPCO’s board of directors, on or before November 15, 2004, a comprehensive and mutually agreeable plan for the integration and organization of IMPCO’s senior management team during the period January 1, 2005 to April 2006, with such plan to be subject to the terms of the employment agreement of Mariano Costamagna in the form of Exhibit B.

(g) Good Faith Efforts. Such Founder shall use reasonable and good faith efforts to satisfy or cause the satisfaction of the covenants and closing conditions of such Founder in this Agreement and the agreements and arrangements ancillary hereto.

Section 4.3 Covenants of BRC.

(a) Conduct of BRC Business. Except as expressly contemplated by this Agreement, or as consented to by IMPCO, during the period from the date of this Agreement to the Closing, BRC shall carry on its business in the ordinary course consistent with past practice, and in compliance with all applicable laws and regulations and, to the extent consistent therewith, use all reasonable best efforts to preserve and maintain existing relations and goodwill with employees, customers, brokers, suppliers and other Persons with which BRC has significant business relations.

(b) BRC Information. Promptly upon learning of any event or condition that would result, or that following only the giving of notice or passage of time would result, in a breach of BRC’s representations and warranties in Section 3.3 above, BRC shall provide IMPCO with a reasonably detailed written description of the event or condition as then known, and shall provide such additional information thereafter regarding such event or condition as IMPCO may reasonably request.

Section 4.4 Registration of Securities. The parties shall cooperate to file and pursue to completion the approvals by Governmental Authorities necessary for the consummation of the Purchase and the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, unless this Agreement has been terminated pursuant to Article VII:

(a) IMPCO shall prepare and file with the SEC a registration statement on Form S-4 relating to the Acquisition Shares. In connection therewith, BRC and each of the Founders shall provide such true, accurate and complete information as IMPCO may request from time to time in the preparation of such registration statement and in response to inquiries IMPCO may receive from the SEC in respect thereof.

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Each of the parties covenants and agrees, severally but not jointly, that the information provided by such party to be included in the registration statement shall, as of the date provided and as of the date the registration statement is declared effective by the SEC does not contain a misstatement of a material fact, or omit to state a material fact necessary to make the statements made by or pertaining to such party, not misleading in light of the circumstances as a whole.

(b) IMPCO shall prepare and file with the Nasdaq Stock Market an application to list the Acquisition Shares on the Nasdaq National Market.

(c) Each of BRC and IMPCO shall take such other steps as may be required to address regulatory or administrative inquiries in connection with the Purchase and the transactions contemplated in connection therewith.

Section 4.5 Compliance with Antitrust Laws. The parties shall use diligent efforts to resolve such objections, if any, as may be asserted with respect to the Purchase by the U.S. Department of Justice, the Commission of the European Union, the Italian Autorità Garante della Concorrenza e del Mercato, and any other Governmental Entity (including without limitation objections under any antitrust laws and any applicable laws or regulations). If a suit is threatened or instituted challenging the Purchase as violative of the antitrust laws, each of the parties shall use reasonably diligent efforts to resist, resolve or avoid the filing of such suit. The parties shall use their reasonably diligent efforts to take such action as may be required by any Governmental Entity in order to resolve such objections as any of them may have to the Purchase.

ARTICLE V.

ADDITIONAL AGREEMENTS

Section 5.1 Shareholder Approval. IMPCO shall, as soon as practicable following the date hereof, establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining approval of the Purchase, the issuance of the Acquisition Shares and all other material transactions contemplated hereby.

Section 5.2 Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees, severally and not jointly, to use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Purchase and the other transactions contemplated by this Agreement including using reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions to Closing to be satisfied; (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all reasonable steps necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any Governmental Entity; (iii) the obtaining of all necessary consents, approvals or waivers from third parties; and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

Section 5.3 Public Announcements. BRC and IMPCO shall consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, any press release or other public statements with respect to the Purchase, and shall not issue any such press release or make any such public statement prior to such consultation. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in a form mutually agreeable to the parties. Notwithstanding any contrary provision of this Agreement, however, the parties acknowledge that IMPCO Common Stock is registered with the SEC pursuant to Section 12(g) of the Exchange Act and is traded on the Nasdaq Stock Market, and as such IMPCO is required to file certain reports and deliver certain materials to the

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SEC and to IMPCO’s shareholders. To that end, in the event IMPCO, on the advice of its counsel, determines that it is required to make public disclosure of information that otherwise would be prohibited or limited by this Section 5.3, IMPCO may file such reports and issue such communications as it deems reasonably necessary to comply with Exchange Act regulations and Nasdaq listing qualification rules. In such event IMPCO shall provide BRC with a copy of such reports or communications promptly upon release thereof.

ARTICLE VI.

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation To Effect the Purchase. The respective obligation of each party to effect the Purchase is subject to the satisfaction, or waiver by each party, on or prior to the Closing Date of the following conditions:

(a) Due Diligence Completion. On or before November 17, 2004 IMPCO shall have notified each of Founders that its due diligence investigation of BRC, MTM and their respective Affiliated Companies, and of the Founders, has been completed to the reasonable satisfaction of IMPCO. On or before November 17, 2004 each of the Founders shall have notified IMPCO that their respective due diligence investigations have been completed to the reasonable satisfaction of the respective Founders. During the course of the respective due diligence investigations, each party shall make available to each other party such information as an investigating party may request, including without limitation the furnishing of access to the parties’ properties (in the case of IMPCO, BRC and MTM), access to individual personnel, and any other information deemed by a party to be relevant to such party’s investigation of the transactions contemplated hereby.

(b) Governmental Approvals. All consents, approvals or orders of authorization of, or actions by any Governmental Entities required for the consummation of the Purchase and the other actions contemplated by this Agreement shall have been obtained, including without limitation the approval of the SEC and all registrations, declarations or filings with any Governmental Entities shall have been made, except in each case for those the failure of which to obtain or make, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on IMPCO or BRC.

(c) Required Third-Party Consents. All necessary third party consents to and approvals or waivers of the Purchase and the transactions contemplated hereby shall have been obtained from the relevant Persons, except for those the failure of which to obtain, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

(d) No Litigation. No judgment, order, decree, statute, law, ordinance, rule or regulation entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, “Restraints”) shall be in effect enjoining or otherwise prohibiting the consummation of the Purchase or which otherwise is reasonably likely to have a Material Adverse Effect.

(e) Equity Financing. IMPCO shall have completed an equity financing with proceeds to IMPCO (net of discounts, commissions, finders’ fees, legal and accounting fees, and other expenses) of US$15 million, of which an amount equal to the Cash Component shall be placed in escrow for the benefit of the Founders pending the Closing.

(f) Bison Loan. IMPCO shall have discharged, or contemporaneously with the Closing shall discharge, all obligations of IMPCO respecting the Bison Loan.

(g) Creditor Consent. IMPCO shall have obtained the consent of LaSalle.

(h) Shareholder Approval. IMPCO shall have received the approval of a majority of its shareholders at a meeting of at least a quorum of its shareholders, duly noticed and held under the Delaware General Corporation Law.

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(i) Securities Law Approvals; Nasdaq Listing. All necessary approvals under federal and state securities or blue sky laws and other authorizations relating to the issuance of the Acquisition Shares shall have been received, and Acquisition Shares shall have been listed for trading on the Nasdaq National Market.

(j) Employment Agreement. IMPCO shall have entered into an employment agreement with Mariano Costamagna in the form attached as Exhibit B and MTM shall have entered into an employment agreement with Pier Antonio Costamagna substantially in the form attached as Exhibit C.

(k) No Banking Moratorium. There shall exist no banking moratorium or other suspension of payment by banks in the United States or the Republic of Italy or any new material limitation on extension of credit generally applicable to commercial banks in either nation.

Section 6.2 Conditions to Obligations of IMPCO. The obligation of IMPCO to effect the Purchase is further subject to satisfaction or waiver of the following conditions:

(a) BRC Disclosure Schedule. IMPCO shall have received the BRC Disclosure Schedule not later than 5:00 p.m. on November 15, 2004, and such document shall not contain any event, condition or circumstance which, individually or in the aggregate, would represent a Material Adverse Effect, other than event circumstances or conditions disclosed to IMPCO prior to the date of this Agreement.

(b) Representations and Warranties. The representations and warranties of each of the Founders and BRC set forth herein qualified as to materiality shall be true and correct in all material respects, and those not so qualified shall be true and correct in all respects, in each case as of the date of this Agreement and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date).

(c) Performance of Obligations. BRC and each of the Founders shall have performed in all material respects each of their respective obligations under this Agreement at or prior to the Closing Date, and each of them shall have executed and delivered all documents required to be delivered by them pursuant to this Agreement.

(d) Notarial Deed and Entry of Ledger Data. The Founders and BRC shall have provided for the recordation by an Italian notary public of a notarial deed in the form of Exhibit A respecting the transfer to IMPCO of the Founders’ Quota, and IMPCO must have been recorded in the transfer ledger of BRC as the sole holder of the Quota.

(e) Material Adverse Change. BRC shall not have experienced any Material Adverse Change.

(f) Opinion of Counsel. IMPCO shall have received a favorable opinion of Grosso, De Rienzo, Riscossa, Gerlin e Associati, counsel to the Founders, dated as of the Closing Date, in form and substance satisfactory to IMPCO, to the effect that:

(i) Each of BRC and MTM is a Società a Responsabilità Limitata, duly incorporated, validly existing and in good standing under the laws of the Republic of Italy, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

(ii) Capital Structure.

(A) The authorized capital equity of BRC is as reflected in the ledger contained in Section 3.3(c)(i) of the BRC Disclosure Schedule, and except as set forth therein no Person owns, directly or indirectly, any right, title or interest in or to the Quota, nor does any Person have any right (vested or otherwise, matured or contingent) to acquire any interest in the Quota that could be enforceable by or with respect to any other Person.

(B) No person other than BRC owns or has a right (vested or otherwise) to acquire any equity interest in MTM which could be opposable or enforceable by or with respect to any other Person.

(C) No portion of the Quota is entitled to preemptive rights. The Quota is duly authorized, validly issued, fully paid and non-assessable.

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(D) Other than as contemplated by the Initial Purchase Documents, there are no securities, rights, obligations, understandings or arrangements respecting the issuance to or transfer by any Person of all or any portion of the Quota that could be enforceable by or with respect to any other Person.

(iii) Each of the Founders and BRC has all requisite corporate power and authority to enter into this Agreement, to grant the warranties and to make the covenants set forth herein. The execution and delivery of this Agreement by BRC and each of the Founders and the consummation by each of them of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of BRC. This Agreement has been duly executed and delivered by BRC and each of the Founders and, assuming the due authorization, execution and delivery by IMPCO, constitutes a legal, valid and binding obligation of BRC and each of the Founders, enforceable against each of them in accordance with its terms. The execution and delivery of this Agreement does not conflict with, result in any violation of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of BRC under: (i) the governing documents of BRC; (ii) any BRC Material Contract, BRC Permit, or similar authorization applicable to BRC or its properties or assets; or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation of any Governmental Entity applicable to BRC or its properties or assets, other than any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate are not reasonably likely to have a Material Adverse Effect on BRC. Other than the Initial Purchase Documents, there is no Lien, contract, arrangement, law, order or other restriction on the ability of the Founders to transfer the Founders’ Quota, and the actions taken by the parties at or prior to the Closing are sufficient to vest in IMPCO the full, unencumbered and unrestricted ownership of the Quota.

(iv) The nature of the business and operations of BRC and MTM and the transactions contemplated by this Agreement do not require any approval, authorization, consent, license, clearance or order of, any declaration or notification to, or any filing or registration with, any governmental or regulatory authority in order to permit the parties to perform their respective obligations under this Agreement, or to prevent the termination of any material right, privilege, license or agreement of BRC or MTM.

(iv) To the knowledge of such counsel, the BRC Disclosure Schedule sets forth all material permits, licenses, variances, exemptions, orders, registrations, consents, franchises and approvals of all Governmental Entities which are currently held by or have been applied for by BRC or MTM, which constitute all of the permits, licenses, variances, exemptions, orders, registrations, consents, franchises and approvals of all Governmental Entities which are required for the operation of the businesses of BRC and MTM as presently conducted except for those which would not, individually or in the aggregate, have a Material Adverse Effect on BRC. Such counsel is not aware of any facts or circumstances currently existing which are likely to preclude BRC or MTM from securing any permits, licenses, variances, exemptions, orders, registrations, consents, franchises and approvals of any Governmental Entity which are required for the operation of the businesses of BRC and MTM as presently conducted. To the knowledge of such counsel, BRC and MTM are in compliance with the terms of all such permits and all applicable statutes, laws, ordinances, rules and regulations of all applicable Governmental Entities, except where the failure so to comply individually or in the aggregate is not reasonably likely to have a Material Adverse Effect on BRC. Other than as disclosed in the BRC Disclosure Schedule, no action, demand, requirement or investigation by any Governmental Entity and no suit, action or proceeding by any Person, in each case with respect to BRC, or any of its properties, or is pending.

(vi) To the knowledge of such counsel, other than as disclosed in the BRC Disclosure Schedule, there is no suit, action or proceeding pending or threatened against or affecting BRC or MTM that, if resolved adversely to such entity, would have a Material Adverse Effect on BRC.

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(vii) To the knowledge of such counsel, neither BRC nor MTM is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any loan or credit agreement, bond, note, mortgage, indenture, lease or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit or license known to such counsel, to which BRC or MTM is a party or by which any of their respective properties or assets is bound, except for violations or defaults that individually or in the aggregate will not have a Material Adverse Effect.

(g) Corporate Documents. IMPCO shall have received:

(i) a certificate of existence and good standing certificate for BRC issued by the Camera di Commercio Industria Artigianato ed Agricoltura—Registre delle Imprese dated not earlier than five Business Days prior to the pre-closing meeting referenced in Section 2.1; and

(ii) a copy, certified by the secretary of BRC, of resolutions adopted by the board of directors and equity holders of BRC approving this Agreement and the transactions contemplated hereby.

(h) Opinion of Financial Advisor. IMPCO shall have received the opinion of Adams Harkness, Inc., dated as of the date of this Agreement and confirmed as of the Closing Date, to the effect that the Purchase is fair, from a financial point of view, to the disinterested shareholders of IMPCO.

(i) Conveyance of Intellectual Property Rights. Each of the Founders shall have executed and delivered to BRC, with a copy to IMPCO, a document substantially in the form of Exhibit D evidencing the conveyance by such Founders to BRC of any and all intellectual property rights owned, developed or held by such Founders in connection with the current, past and anticipated business of BRC and MTM.

(j) Certificate. IMPCO shall have received a certificate

(i) of the principal executive officer and the principal financial officer of BRC, substantially in the form of Exhibit E, dated as of the Closing Date, certifying to their Knowledge the fulfillment of the conditions set forth in Sections 6.1(a) through (d) and 6.2(b) through (e), together with such other matters as IMPCO may reasonably request; and

(ii) of each Founder, substantially in the form of Exhibit F, dated as of the Closing Date, certifying to their Knowledge the fulfillment of the conditions set forth in Sections 6.1(a) through (d) and 6.2(b) through (e), together with such other matters as IMPCO may reasonably request.

Section 6.3 Conditions to Obligations of the Founders. The obligation of the Founders to effect the Purchase is further subject to satisfaction or waiver by each of the Founders of the following conditions:

(a) BRC Disclosure Schedule. BRC and the Founders shall have received the IMPCO Disclosure Schedule not later than 5:00 p.m. on November 15, 2004, and such document shall not contain any event, condition or circumstance which, individually or in the aggregate, would represent a Material Adverse Effect, other than event circumstances or conditions disclosed to BRC and the Founders prior to the date of this Agreement.

(b) Representations and Warranties. The representations and warranties of IMPCO set forth herein qualified as to materiality shall be true and correct in all material respects, and those not so qualified shall be true and correct in all respects, in each case as of the date of this Agreement and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date).

(c) Performance of Obligations. IMPCO shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(d) Material Adverse Changes. IMPCO shall not have experienced any Material Adverse Change.

(e) Payment of Consideration. IMPCO shall have delivered the Acquisition Shares and the Cash Component.

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(f) Opinion of Counsel. The Founders shall have received the opinion of Davis Wright Tremaine LLP, counsel to IMPCO, dated as of the Closing Date, in form and substance satisfactory to BRC, to the effect that:

(i) IMPCO is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to own, lease and operate its properties and assets and carry on its business in the manner being conducted on the Closing Date.

(ii) IMPCO has all requisite corporate power and authority to execute, deliver and perform its obligations under the Agreement and the employment agreements; the execution, delivery and performance of the Agreement and the employment agreements and the consummation of the transactions contemplated thereby, have been duly authorized by all requisite corporate action on the part of IMPCO; and the Agreement and the employment agreements, and the transactions contemplated by each such document, have been duly executed and delivered by IMPCO and constitute the legal, valid and binding obligation of IMPCO, enforceable against IMPCO in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or by equitable principles.

(iii) The authorized capital stock of IMPCO consists of 100,500,000 shares of capital stock of which 100,000,000 are shares of common stock, par value $0.001 per share, of which [complete as of the Closing Date] shares are outstanding, and 500,000 shares of preferred stock, par value $0.001 per share, of which no shares are outstanding. Such shares are the only shares of capital stock of IMPCO authorized, issued or outstanding. To the knowledge of such counsel, IMPCO is not a party to, and is not obligated by, any commitment, plan or arrangement to issue or to sell any shares of capital stock or any other equity interest in IMPCO, except as disclosed in IMPCO Securities Filings or in the IMPCO Disclosure Schedule, or as required by the Agreement.

(iv) The Acquisition Shares are duly authorized, validly issued, fully paid and nonassessable.

(v) The Acquisition Shares have been registered under the Securities Act. To the knowledge of such counsel, no stop order has been issued by the SEC suspending the effectiveness of such registration statement or the issuance of the shares, and no proceeding for any such purpose has been initiated or is pending under the Securities Act or any other securities laws of any United States jurisdiction. The Acquisition Shares have been listed for trading on the Nasdaq National Market.

(g) Corporate Documents. The Founders shall have received:

(i) certificates of existence and good standing for IMPCO issued by the Delaware Secretary of State not earlier than five Business Days prior to the pre-closing meeting identified in Section 2.1;

(ii) a copy, certified by the secretary of IMPCO, of the resolutions adopted by the board of directors and stockholders of IMPCO approving this Agreement and the transactions contemplated hereby.

(h) Conveyance of Intellectual Property Rights. Each of the Founders shall have executed and delivered to BRC, with a copy to IMPCO, a document in the form of Exhibit D evidencing the conveyance by such Founders to BRC of any and all intellectual property rights owned, developed or held by such Founders in connection with the current, past and anticipated business of BRC and MTM.

(i) Certificate. BRC shall have received a certificate of the Chief Executive Officer and the Chief Financial Officer of IMPCO, substantially in the form of Exhibit G, dated as of the Closing Date, certifying to their Knowledge the fulfillment of the conditions set forth in Sections 6.1 (a) through (i) and 6.3(b) through (d), together with such other matters as BRC may reasonably request.

(j) Fees and Expenses. IMPCO shall have paid the fees and expenses of Grosso, De Rienzo, Riscossa, Gerlin e Associati, and Studio Tibaldi Giraudo, the Founders’ legal and financial advisors, subject, in the case of fees, to a limit of $135,000.

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(k) Board Representation. IMPCO shall have caused the appointment to its board of directors one (1) Person nominated by the Founders (by unanimous written instruction), which nominee shall meet the definition of an “independent director” within the meaning of NASD Rule 4200(15).

ARTICLE VII.

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated at any time prior to the Closing, whether before or after obtaining the approval of IMPCO’s shareholders:

(a) by unanimous written consent of IMPCO and each of the Founders;

(b) by either of the Founders or IMPCO:

(i) if the Purchase shall not have been consummated on or before April 30, 2005; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Purchase to be consummated by such time, and provided further that the closing may be extended by either party to June 30, 2005 if the only condition remaining unsatisfied is the approval of one or more Government Entities;

(ii) if (A) there shall be any law or regulation that makes consummation of the Purchase illegal or otherwise prohibited or (B) any judgment, injunction, order or decree of any court or other Governmental Entity having competent jurisdiction enjoining BRC and IMPCO from consummating the Purchase is entered and such judgment, injunction or order shall have become final and non-appealable;

(iii) at or before 5:00 p.m., U.S. Pacific time, on November 17, 2004 if, in the sole discretion of the terminating party, such party, using its reasonable best efforts, has not satisfactorily concluded its due diligence investigations of the other parties and the transactions contemplated hereby;

(iv) if any Restraint shall be in effect and shall have become final and non-appealable;

(v) if the board of directors of the terminating party determines that the exercise of its fiduciary duty so requires.

(c) by unanimous determination of the Founders, if IMPCO shall have (i) misrepresented, breached or failed to perform in any material respect any of their representations, covenants or other agreements contained in this Agreement; (ii) failed timely to deliver to BRC the IMPCO Disclosure Schedule pursuant to Section 6.2(a) or if, when delivered, the IMPCO Disclosure Schedule contains a disclosure that would represent a Material Adverse Effect; or (iii) experienced a Material Adverse Change, (each such event an “IMPCO Default”), which event would give rise to the failure of a condition set forth in Section 6.3(a) or (b) at the time of such event; provided that if such IMPCO Default is curable by IMPCO through the exercise of commercially reasonable efforts, then the Founders may not terminate this Agreement under this Section 7.1(c) until twenty (20) days after delivery of written notice to IMPCO specifying in reasonable detail such IMPCO Default if such IMPCO Default is then continuing, or prior to the end of such 20-day period if IMPCO fails continuously to exercise commercially reasonable efforts to cure IMPCO Default. Termination pursuant to this Section 7.1(c) shall be the Founders’ sole remedy in the event of a material misrepresentation or breach of warranty made by IMPCO in this Agreement and discovered prior to the Closing.

(d) by IMPCO, at any time prior to the Closing if BRC or either of the Founders shall have (i) failed timely to deliver to IMPCO the BRC Disclosure Schedule pursuant to Section 6.3(a), or if, when delivered, the BRC Disclosure Schedule contains a disclosure that would represent a Material Adverse Effect with respect to BRC; or (ii) BRC or either of the Founders shall have misrepresented, breached or failed to

Page 23 – EQUITY INTEREST PURCHASE AGREEMENT

perform in any material respect any of their respective representations, covenants or other agreements contained in this Agreement (each such event a “Founders’ Default”), which event would give rise to the failure of a condition set forth in Section 6.2(a) or (b) at the time of such event; provided that if such Founders’ Default is curable by either or both of the Founders or by BRC through the exercise of commercially reasonable efforts, then IMPCO may not terminate this Agreement under this Section 7.1(d) until twenty (20) days after delivery of written notice to both of the Founders specifying in reasonable detail such Founders’ Default if such Founders’ Default is then continuing, or prior to the end of such 20-day period if the Founders fail to continuously exercise commercially reasonable efforts to cure the Founders’ Default. Termination pursuant to this Section 7.1(d) shall be IMPCO’s sole remedy in the event of a material misrepresentation or breach of warranty made by BRC or the Founders in this Agreement and discovered prior to the Closing.

Section 7.2 Effect of Termination. In the event of termination of this Agreement by any party as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of BRC or IMPCO, other than the provisions of this Section 7.2, Section 7.3 and Article VIII, which provisions survive such termination. In the event of a termination of this Agreement by either party as a result of an IMPCO Default or a Founders’ Default (other than an IMPCO Default or Founders’ Default consisting solely of a material breach of a representation or warranty hereunder), the terminating party shall be entitled to recover its reasonable out-of-pocket costs and attorney’s fees, resulting from or in connection with the negotiation and performance of this Agreement and such default and termination. No termination of this Agreement shall relieve any party from any liability arising from the willful breach by any party of any of its representations, covenants or agreements set forth in this Agreement.

Section 7.3 Amendment. This Agreement may be amended by the parties at any time before or after approval by IMPCO’s shareholders; provided, however, that after such shareholder approval, there shall not be made any amendment that by law requires further approval by IMPCO’s shareholders without such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 7.4 Extension; Waiver. At any time prior to the Closing, a party may (a) extend the time for the performance of any of the obligations or other acts of the other parties; (b) waive any inaccuracies in the representations of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement; or (c) waive any condition to Closing that lawfully may be waived. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII.

GENERAL PROVISIONS

Section 8.1 Survival of Representations and Warranties. The representations and warranties in this Agreement shall survive the Closing for a period of six (6) years.

Section 8.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to BRC or the Founders, to:

BRC

Via La Morra, 1

Cherasco (Cn), Italy 12062

Page 24 – EQUITY INTEREST PURCHASE AGREEMENT

Telecopier: 39 0172 488237

Attn: Mariano Costamagna

with a copy to:

Studio Tibaldi Giraudo

Via S. Margherita 8

Alba (Cuneo)

Italy

Telecopier: 39 01733 62307

Attn: Paolo Giraudo

if to IMPCO, to

IMPCO Technologies, Inc.

16804 Gridley Place

Cerritos, CA 90703

Telecopier: (562) 924-8069

Attn: Robert M. Stemmler

With a copy to:

Davis Wright Tremaine LLP

2600 Century Square

1501 Fourth Avenue

Seattle, WA 98101-1688

Telecopier: (206) 628-7699

Attn: Marcus J. Williams

Section 8.3 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) (a) constitutes the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement; and (b) are not intended to confer upon any Person other than the parties any rights or remedies.

Section 8.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, without reference to the laws that might otherwise govern under applicable principles of conflict of laws thereof; provided, however, that matters respecting the corporate acts, existence and status of BRC and MTM shall be governed by the laws of the Republic of Italy applicable to Societi Responsibilita Limitata organized pursuant to the laws thereof; and provided, further, that matters respecting the corporate acts, existence and status of IMPCO shall be governed by the Delaware General Corporation Law.

Section 8.5 Attorney’s Fees. The prevailing party in any dispute arising out of this Agreement or any breach thereof shall be entitled to recover its costs and attorney’s fees in any proceeding.

Section 8.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any party hereto without the prior written consent of each other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Page 25 – EQUITY INTEREST PURCHASE AGREEMENT

Section 8.7 Jurisdiction, Venue and Service of Process. The jurisdiction for any dispute arising under this Agreement shall be in the forum and subject to the venue of the defendant in such action, such that any action brought by IMPCO against the Founders or BRC shall be in Milan, Italy, and any action brought by the Founders or BRC against IMPCO shall be in Los Angeles, California, and each party part hereby irrevocably consents to exclusive personal jurisdiction and venue in the courts so designated, which jurisdiction and venue shall be mandatory and not elective, and each party agrees not to commence or prosecute any such action, claim or proceeding other than in the aforementioned courts or seek to remove such action, claim or proceeding to any other court or jurisdiction. Each party hereby consents to service of process upon the party by transmittal of process by registered or certified mail, postage prepaid and return receipt requested, at the address shown in Section 8.2 above or at such other address as may subsequently have been provided to the serving party in accordance with such Section. Service shall be deemed effective, irrespective of proof of delivery, on the fifteenth calendar day following such transmittal.

Section 8.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

[Execution Page Follows]

Page 26 – EQUITY INTEREST PURCHASE AGREEMENT

IN WITNESS WHEREOF, BRC, IMPCO and each of the SELLERS have caused this Agreement to be signed by its officers thereunto duly authorized, all as of the date first written above.

B.R.C., S.r.l.		IMPCO Technologies, Inc.

By:	/s/ MARIANO COSTAMAGNA	By:	/s/ ROBERT M. STEMMLER
	Mariana Costamagna, Managing Director and Chief Executive Officer		Robert M. Stemmler, Chairman, President and Chief Executive Officer

SELLERS

By:	/s/ MARIANO COSTAMAGNA	By:	/s/ PIER ANTONIA COSTAMAGNA
	Mariano Costamagna		Pier Antonio Costamagna

ACKNOWLEDGEMENT:

Each of the undersigned acknowledges that she has read this Agreement and the exhibits, schedules and ancillary documents hereto. Each of the undersigned, on behalf of her heirs, beneficiaries, successors and assigns, hereby forever consents to this Agreement and the transactions contemplated hereby, and releases, quitclaims and forever discharges any and all right, title and interest in and to the Quota and the Acquisition Shares.

By:	/s/ BRUNA GIACHINO
Bruna Giachino

By:	/s/ CARLA BOURGOGNO
Carla Bourgogno

Page 27 – EQUITY INTEREST PURCHASE AGREEMENT

EXHIBIT LIST

IMPCO DISCLOSURE SCHEDULE

BRC DISCLOSURE SCHEDULE

EXHIBIT A	Notarial Deed
EXHIBIT B	Employment Agreement—Mariano Costamagna
EXHIBIT C	Employment Agreement—Pier Antonio Costamagna
EXHIBIT D	Form of Intellectual Property Conveyance
EXHIBIT E	BRC Officer Certificate
EXHIBIT F	Founder Certificate
EXHIBIT G	IMPCO Officer Certificate

Page 28 – EQUITY INTEREST PURCHASE AGREEMENT

EXHIBIT E

OFFICERS’ CERTIFICATE

OF

B.R.C. SOCIETÀ A RESPONSABILITÀ LIMITATA

Each of the undersigned, being the duly appointed principal executive officer and principal financial officer, respectively, of B.R.C. Società a Responsabilità Limitata, an Italian limited liability company (the “Company”), hereby certify on behalf of the Company as set forth below, and pursuant to Section 6.2(i)(i) of the Equity Interest Purchase Agreement dated as of October 22, 2004 between and among Mariano Costamagna and Pier Antonio Costamagna, each a natural person and a citizen and resident of the Italian Republic, the Company, M.T.M. Società a Responsabilità Limitata, an Italian limited liability company, and IMPCO Technologies, Inc., a Delaware corporation (the “Agreement”). Each of the undersigned gives this certificate on behalf of the Company and shall have no personal liability with respect to this certificate or as to the matters certified herein. Capitalized terms not otherwise defined herein shall have the meanings given them in the Agreement.

1. To my knowledge, the conditions set forth in Section 6.1(a) through 6.1(d) of the Agreement have been fulfilled as of the date hereof.

2. To my knowledge, the representations and warranties of the Company set forth herein qualified as to materiality are true and correct in all material respects, and those not so qualified are true and correct in all respects, in each case as of the date hereof, as though such representations and warranties had been made on and as of the date hereof (except to the extent expressly made as of an earlier date, in which case as of such date).

3. To my knowledge, the Company has performed in all material respects its obligations under the Agreement required to be performed by it at or prior to the Closing Date, and the Company has executed and delivered all documents required to be delivered by it pursuant to the Agreement at or prior to Closing Date.

4. To my knowledge, the Company has provided for the recordation by an Italian notary public of a notarial deed in the form of Exhibit A to the Agreement respecting the transfer to IMPCO of the Founders’ Quota, and IMPCO has been recorded in the transfer ledger of the Company as the sole holder of the Quota.

5. To my knowledge, the Company has not experienced any Material Adverse Change as of the date hereof.

IN WITNESS WHEREOF, each of the undersigned have executed this Certificate as of the      day of                             , 200    .

B.R.C. SOCIETÀ A RESPONSABILITÀ LIMITATA

By:
Its:

By:
Its:

EXHIBIT F

CERTIFICATE OF

I,                     , (the “Founder”), hereby certify pursuant to Section 6.2(i)(ii) of the Equity Interest Purchase Agreement dated as of October 22, 2004 between and among Mariano Costamagna and Pier Antonio Costamagna, each a natural person and a citizen and resident of the Italian Republic, B.R.C. Società a Responsabilità Limitata, an Italian limited liability company (“BRC”), M.T.M. Società a Responsabilità Limitata, an Italian limited liability company, and IMPCO Technologies, Inc., a Delaware corporation (the “Agreement”). Capitalized terms not otherwise defined herein shall have the meanings given them in the Agreement.

1. To my knowledge, the conditions set forth in Section 6.1(a) through 6.1(d) of the Agreement have been fulfilled as of the date hereof.

2. To my knowledge, the representations and warranties of the Founder and BRC set forth herein qualified as to materiality are true and correct in all material respects, and those not so qualified are true and correct in all respects, in each case as of the date hereof, as though such representations and warranties had been made on and as of the date hereof (except to the extent expressly made as of an earlier date, in which case as of such date).

3. To my knowledge, the Founder and BRC have performed in all material respects each of their respective obligations under the Agreement required to be performed by them at or prior to the Closing Date, and each of them have executed and delivered all documents required to be delivered by them pursuant to the Agreement at or prior to Closing Date.

4. To my knowledge, the Founder and BRC have provided for the recordation by an Italian notary public of a notarial deed in the form of Exhibit A to the Agreement respecting the transfer to IMPCO of the Founders’ Quota, and IMPCO has been recorded in the transfer ledger of the Company as the sole holder of the Quota.

5. To my knowledge, the BRC has not experienced any Material Adverse Change as of the date hereof.

IN WITNESS WHEREOF, each of the undersigned have executed this Certificate as of the      day of                             , 200  .

EXHIBIT G

OFFICERS’ CERTIFICATE

OF

IMPCO TECHNOLOGIES, INC.

Each of the undersigned, being the duly appointed Chief executive officer and Chief Financial Officer, respectively, of IMPCO Technologies, Inc., a Delaware corporation (the “Company”), hereby certify on behalf of the Company as set forth below, and pursuant to Section 6.3(i) of the Equity Interest Purchase Agreement dated as of October 22, 2004 between and among Mariano Costamagna and Pier Antonio Costamagna, each a natural person and a citizen and resident of the Italian Republic, B.R.C. Società a Responsabilità Limitata, an Italian limited liability company, M.T.M. Società a Responsabilità Limitata, an Italian limited liability company, and the Company (the “Agreement”). Each of the undersigned gives this certificate on behalf of the Company and shall have no personal liability with respect to this certificate or as to the matters certified herein. Capitalized terms not otherwise defined herein shall have the meanings given them in the Agreement.

1. To my knowledge, the conditions set forth in Section 6.1(a) through 6.1(i) of the Agreement have been fulfilled as of the date hereof.

2. To my knowledge, the representations and warranties of the Company set forth herein qualified as to materiality are true and correct in all material respects, and those not so qualified are true and correct in all respects, in each case as of the date hereof, as though such representations and warranties had been made on and as of the date hereof (except to the extent expressly made as of an earlier date, in which case as of such date).

3. To my knowledge, the Company has performed in all material respects its obligations required to be performed by it under the Agreement at or prior to the Closing Date.

4. To my knowledge, the Company has not experienced any Material Adverse Change as of the date hereof.

IN WITNESS WHEREOF, each of the undersigned have executed this Certificate as of the      day of                             , 200  .

IMPCO TECHNOLOGIES, INC.

By:
Robert M. Stemmler, Chief Executive Officer

By:
Nickolai A. Gerde, Chief Financial Officer

ANNEX B

AMENDMENT NO. 1 TO EQUITY INTEREST PURCHASE AGREEMENT

THIS AMENDMENT TO EQUITY INTEREST PURCHASE AGREEMENT (the “Amendment” ), dated as of November [    ], 2004, by and among Mariano Costamagna and Pier Antonio Costamagna, each a natural person and a citizen and resident of the Italian Republic (the “Founders” ), B.R.C. Società a Responsibilità Limitata, an Italian limited liability company ( “BRC” ), M.T.M. Società a Responsibilità Limitata, an Italian limited liability company (“MTM” ), and IMPCO Technologies, Inc., a Delaware corporation with its principal place of business located in the State of California in the United States ( “IMPCO” ). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Purchase Agreement (as defined below).

WHEREAS, the Founders, BRC, MTM, and IMPCO are parties to that certain Equity Interest Purchase Agreement, dated as of October 22, 2004 (the “Purchase Agreement” ) between and among the Founders, BRC, MTM, and IMPCO; and

WHEREAS, the Founders, BRC, MTM, and IMPCO now desire to amend the Purchase Agreement to provide additional time for the parties to prepare and deliver the disclosure schedules required pursuant to the Purchase Agreement.

NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto have agreed as set forth below.

1. The preamble to Section 3.1 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Representations and Warranties of IMPCO. Except as set forth on the disclosure schedule delivered by IMPCO to the Founders on or before November 24, 2004 (the “IMPCO Disclosure Schedule” ) and making reference to the particular subsection of this Agreement requiring such disclosure or to which exception is being taken, IMPCO represents and warrants to BRC and the Founders that the following statements are true and correct as of the date of this Agreement:”

2. Section 3.1(i) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Schedules to this Agreement. The information contained in the IMPCO Disclosure Schedule constitutes additional representations and warranties made by IMPCO hereunder and is incorporated herein by reference to be effective as of the date of this Agreement unless terminated pursuant to Section 7.1(c). The copies of documents furnished as part of these schedules are true, correct and complete copies and include all amendments, supplements, and modifications thereto and all express waivers applicable thereunder. IMPCO shall deliver the IMPCO Disclosure Schedule to BRC and each of the Founders on or prior to November 24, 2004.”

3. The preamble to Section 3.3 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Representations and Warranties of BRC. Except as set forth on the disclosure schedule delivered by BRC to IMPCO on or before November 24, 2004 (the “BRC Disclosure Schedule” ) and making reference to the particular subsection of this Agreement requiring such disclosure or to which exception is being taken, BRC represents and warrants to IMPCO that the following statements are true and correct as of the date of this Agreement:”

4. Section 3.3(o) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Schedules to this Agreement. The information contained in each schedule to this Agreement prepared by or on behalf of BRC constitutes additional representations and warranties made by BRC

1

hereunder and is incorporated herein by reference to be effective as of the date of this Agreement unless terminated pursuant to Section 7.1(c). The copies of documents furnished as part of these schedules are true, correct and complete copies and include all amendments, supplements, and modifications thereto and all express waivers applicable thereunder. BRC shall deliver the BRC Disclosure Schedule to IMPCO on or prior to the first to occur of (i) November 24, 2004.”

5. Section 4.1(d) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Disclosure Schedules. IMPCO shall, not later than 5:00 p.m., U.S. Pacific Time, on November 24, 2004, deliver to the Founders the IMPCO Disclosure Schedule together with accurate and complete copies of each agreement, document or instrument referenced therein and not previously delivered or made publicly available.”

6. Section 4.2(d) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Disclosure Schedules. BRC and the Founders shall, not later than 5:00 p.m., U.S. Pacific Time, on November 24, 2004, deliver to the Founders the BRC and the Founders Disclosure Schedule together with accurate and complete copies of each agreement, document or instrument referenced therein and not previously delivered or made publicly available.”

7. Section 6.1(a) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Due Diligence Completion. On or before November 30, 2004 IMPCO shall have notified each of Founders that its due diligence investigation of BRC, MTM and their respective Affiliated Companies, and of the Founders, has been completed to the reasonable satisfaction of IMPCO. On or before November 30, 2004 each of the Founders shall have notified IMPCO that their respective due diligence investigations have been completed to the reasonable satisfaction of the respective Founders. During the course of the respective due diligence investigations, each party shall make available to each other party such information as an investigating party may request, including without limitation the furnishing of access to the parties’ properties (in the case of IMPCO, BRC and MTM), access to individual personnel, and any other information deemed by a party to be relevant to such party’s investigation of the transactions contemplated hereby.”

8. Section 6.2(a) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“BRC Disclosure Schedule. IMPCO shall have received the BRC Disclosure Schedule not later than 5:00 p.m. on November 24, 2004, and such document shall not contain any event, condition or circumstance which, individually or in the aggregate, would represent a Material Adverse Effect, other than event circumstances or conditions disclosed to IMPCO prior to the date of this Agreement.”

9. Section 6.3(a) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“BRC Disclosure Schedule. BRC and the Founders shall have received the IMPCO Disclosure Schedule not later than 5:00 p.m. on November 24, 2004, and such document shall not contain any event, condition or circumstance which, individually or in the aggregate, would represent a Material Adverse Effect, other than event circumstances or conditions disclosed to BRC and the Founders prior to the date of this Agreement.”

10. Section 7.1(b)(iii) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“at or before 5:00 p.m., U.S. Pacific time, on November 30, 2004 if, in the sole discretion of the terminating party, such party, using its reasonable best efforts, has not satisfactorily concluded its due diligence investigations of the other parties and the transactions contemplated hereby;”

11. No Other Amendment. Other than the amendments set forth in Section 1 through Section 10 of this Amendment, the Purchase Agreement shall remain unchanged.

2

12. This Amendment, together with the Purchase Agreement and other documents referred to herein and delivered in connection herewith, constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by the authorized officers as of the date first written above.

B.R.C., S.r.l.		IMPCO Technologies, Inc.

By:		By:
	Mariana Costamagna, Managing Director and Chief Executive Officer		Robert M. Stemmler, Chairman, President and Chief Executive Officer

SELLERS

By:		By:
	Mariano Costamagna		Pier Antonio Costamagna

3

ANNEX C

AMENDMENT NO. 2 TO EQUITY INTEREST PURCHASE AGREEMENT

THIS AMENDMENT TO EQUITY INTEREST PURCHASE AGREEMENT (the “Amendment”), dated as of November [    ], 2004, by and among Mariano Costamagna and Pier Antonio Costamagna, each a natural person and a citizen and resident of the Italian Republic (the “Founders”), B.R.C. Società a Responsibilità Limitata, an Italian limited liability company (“BRC”), M.T.M. Società a Responsibilità Limitata, an Italian limited liability company (“MTM”), and IMPCO Technologies, Inc., a Delaware corporation with its principal place of business located in the State of California in the United States (“IMPCO”). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Purchase Agreement (as defined below).

WHEREAS, the Founders, BRC, MTM, and IMPCO are parties to that certain Equity Interest Purchase Agreement, dated as of October 22, 2004 (the “Purchase Agreement”) between and among the Founders, BRC, MTM, and IMPCO;

WHEREAS, the Founders, BRC, MTM, and IMPCO are parties to that certain Amendment No. 1 to Equity Interest Purchase Agreement, dated as of November [    ], 2004, by an among the Founders, BRC, MTM, and IMPCO, whereby the parties were provided with additional time in which to prepare and deliver the disclosure schedules required pursuant to the Purchase Agreement; and

WHEREAS, the Founders, BRC, MTM, and IMPCO now desire to further amend the Purchase Agreement to provide additional time for the parties to prepare and deliver the disclosure schedules required pursuant to the Purchase Agreement.

NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto have agreed as set forth below.

1. The preamble to Section 3.1 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Representations and Warranties of IMPCO. Except as set forth on the disclosure schedule delivered by IMPCO to the Founders on or before November 30, 2004 (the “IMPCO Disclosure Schedule”) and making reference to the particular subsection of this Agreement requiring such disclosure or to which exception is being taken, IMPCO represents and warrants to BRC and the Founders that the following statements are true and correct as of the date of this Agreement:”

2. Section 3.1(i) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Schedules to this Agreement. The information contained in the IMPCO Disclosure Schedule constitutes additional representations and warranties made by IMPCO hereunder and is incorporated herein by reference to be effective as of the date of this Agreement unless terminated pursuant to Section 7.1(c). The copies of documents furnished as part of these schedules are true, correct and complete copies and include all amendments, supplements, and modifications thereto and all express waivers applicable thereunder. IMPCO shall deliver the IMPCO Disclosure Schedule to BRC and each of the Founders on or prior to November 30, 2004.”

3. The preamble to Section 3.3 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Representations and Warranties of BRC. Except as set forth on the disclosure schedule delivered by BRC to IMPCO on or before November 30, 2004 (the “BRC Disclosure Schedule”) and making reference to the particular subsection of this Agreement requiring such disclosure or to which exception is being taken, BRC represents and warrants to IMPCO that the following statements are true and correct as of the date of this Agreement:”

1

4. Section 3.3(o) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Schedules to this Agreement. The information contained in each schedule to this Agreement prepared by or on behalf of BRC constitutes additional representations and warranties made by BRC hereunder and is incorporated herein by reference to be effective as of the date of this Agreement unless terminated pursuant to Section 7.1(c). The copies of documents furnished as part of these schedules are true, correct and complete copies and include all amendments, supplements, and modifications thereto and all express waivers applicable thereunder. BRC shall deliver the BRC Disclosure Schedule to IMPCO on or prior to the first to occur of (i) November 30, 2004.”

5. Section 4.1(d) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Disclosure Schedules. IMPCO shall, not later than 5:00 p.m., U.S. Pacific Time, on November 30, 2004, deliver to the Founders the IMPCO Disclosure Schedule together with accurate and complete copies of each agreement, document or instrument referenced therein and not previously delivered or made publicly available.”

6. Section 4.2(d) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Disclosure Schedules. BRC and the Founders shall, not later than 5:00 p.m., U.S. Pacific Time, on November 30, 2004, deliver to the Founders the BRC and the Founders Disclosure Schedule together with accurate and complete copies of each agreement, document or instrument referenced therein and not previously delivered or made publicly available.”

7. Section 6.1(a) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Due Diligence Completion. On or before December 2, 2004, IMPCO shall have notified each of Founders that its due diligence investigation of BRC, MTM and their respective Affiliated Companies, and of the Founders, has been completed to the reasonable satisfaction of IMPCO. On or before December 2, 2004, each of the Founders shall have notified IMPCO that their respective due diligence investigations have been completed to the reasonable satisfaction of the respective Founders. During the course of the respective due diligence investigations, each party shall make available to each other party such information as an investigating party may request, including without limitation the furnishing of access to the parties properties (in the case of IMPCO, BRC and MTM), access to individual personnel, and any other information deemed by a party to be relevant to such party’s investigation of the transactions contemplated hereby.”

8. Section 6.2(a) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“BRC Disclosure Schedule. IMPCO shall have received the BRC Disclosure Schedule not later than 5:00 p.m. on November 30, 2004, and such document shall not contain any event, condition or circumstance which, individually or in the aggregate, would represent a Material Adverse Effect, other than event circumstances or conditions disclosed to IMPCO prior to the date of this Agreement.”

9. Section 6.3(a) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“BRC Disclosure Schedule. BRC and the Founders shall have received the IMPCO Disclosure Schedule not later than 5:00 p.m. on November 30, 2004, and such document shall not contain any event, condition or circumstance which, individually or in the aggregate, would represent a Material Adverse Effect, other than event circumstances or conditions disclosed to BRC and the Founders prior to the date of this Agreement.”

10. Section 7.1(b)(iii) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“at or before 5:00 p.m., U.S. Pacific time, on December 2, 2004 if, in the sole discretion of the terminating party, such party, using its reasonable best efforts, has not satisfactorily concluded its due diligence investigations of the other parties and the transactions contemplated hereby;”

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11. No Other Amendment. Other than the amendments set forth in Section 1 through Section 10 of this Amendment, the Purchase Agreement shall remain unchanged.

12. This Amendment, together with the Purchase Agreement and other documents referred to herein and delivered in connection herewith, constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by the authorized officers as of the date first written above.

B.R.C., S.r.l.		IMPCO Technologies, Inc.

By:		By:
	Mariana Costamagna, Managing Director and Chief Executive Officer		Robert M. Stemmler, Chairman, President and Chief Executive Officer

SELLERS

By:		By:
	Mariano Costamagna		Pier Antonio Costamagna

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ANNEX D

ACKNOWLEDGEMENT AND AMENDMENT NO. 3

TO EQUITY INTEREST PURCHASE AGREEMENT

THIS ACKNOWLEDGEMENT AND AMENDMENT TO EQUITY INTEREST PURCHASE AGREEMENT (this “Amendment”), dated as of December 23, 2004, by and among Mariano Costamagna and Pier Antonio Costamagna, each a natural person and a citizen and resident of the Italian Republic (the “Founders” ), B.R.C. Società a Responsibilità Limitata, an Italian limited liability company (“BRC”), M.T.M. Società a Responsibilità Limitata, an Italian limited liability company (“MTM”), and IMPCO Technologies, Inc., a Delaware corporation with its principal place of business located in the State of California in the United States (“IMPCO”). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Purchase Agreement (as defined below).

WHEREAS, the Founders, BRC, MTM, and IMPCO are parties to that certain Equity Interest Purchase Agreement, dated as of October 22, 2004 (the “Purchase Agreement”) between and among the Founders, BRC, MTM, and IMPCO (in such form and prior to any amendment thereof, the “Original Agreement”);

WHEREAS, the Founders, BRC, MTM, and IMPCO are parties to that certain Amendment No. 1 to Equity Interest Purchase Agreement, dated as of November 17, 2004, by and among the Founders, BRC, MTM, and IMPCO, whereby the parties were provided with additional time in which to prepare and deliver the disclosure schedules required pursuant to the Purchase Agreement;

WHEREAS, the Founders, BRC, MTM, and IMPCO are parties to that certain Amendment No. 2 to Equity Interest Purchase Agreement, dated as of November 30, 2004, by and among the Founders, BRC, MTM, and IMPCO, whereby the parties were provided with additional time in which to prepare and deliver the disclosure schedules required pursuant to the Purchase Agreement;

WHEREAS, the Founders, BRC, MTM, and IMPCO now desire to further amend the Purchase Agreement to change the Closing Date; and

WHEREAS, the Founders, BRC, MTM, and IMPCO desire to acknowledge that certain of the conditions required pursuant to the Purchase Agreement have been met.

NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto have agreed as set forth below.

AMENDMENT

1. Section 2.1 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Closing. The closing of the Purchase (the “Closing”) will take place on a date and time to be specified by the parties which shall be at 5:00 p.m. New York City time, on March 25, 2005 or, if later, at 5:00 p.m., New York City time, on the third Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions). The Closing will occur at the offices of IMPCO, 16804 Gridley Place, Cerritos, California, 90703. As to the measurement date for financial, tax, reporting and other administrative purposes, owing to the difference in local times between the principal places of business of the parties and their Affiliated Companies, the Closing shall be effective at the various places of business of such Persons as of 11:59 p.m. on the calendar date on which the Closing occurs, notwithstanding that the actual local time of the Closing will vary from place to place. In order promptly and efficiently to complete the deliveries and ministerial acts contemplated in connection with the Closing, counsel for the parties shall hold a pre-closing meeting at the offices of Davis Wright Tremaine LLP, 1633 Broadway, New York, New York, at 9:00 a.m. on March 22, 2005.”

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2. Section 6.1(j) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Employment Agreements. IMPCO shall have entered into an employment agreement with Mariano Costamagna in the form attached as Exhibit A to Acknowledgment and Amendment No. 3 to this Agreement, and MTM shall have entered into an employment agreement with Pier Antonio Costamagna in the form of Exhibit C to the Original Agreement.”

3. No Other Amendment. Other than the amendment set forth in Section 1 of this Amendment, the Purchase Agreement shall remain unchanged.

ACKNOWLEDGEMENT

4. The Founders, BRC, MTM, and IMPCO desire the acknowledge that the following conditions required pursuant to the Purchase Agreement have been satisfied:

(a) On November 16, 2004 IMPCO’s board of directors approved the management transition plan contemplated by Sections 4.1(b) and 4.2(f) of the Purchase Agreement.

(b) IMPCO has delivered the IMPCO Disclosure Schedule as required pursuant to Section 4.1(d) of the Purchase Agreement as of November 30, 2004.

(c) BRC and the Founders have delivered the BRC and the Founders Disclosure Schedule as required pursuant to Section 4.2(d) of the Purchase Agreement as of November 30, 2004.

(d) IMPCO has completed its due diligence investigation as required pursuant to Section 6.1(a) of the Purchase Agreement as of December 2, 2004.

(e) IMPCO has received the BRC Disclosure Schedule as required pursuant to Section 6.2(a) of the Purchase Agreement as of November 30, 2004.

(f) The opinion of Adams Harkness, Inc. required pursuant to Section 6.2(h) of the Purchase Agreement has been delivered to IMPCO as of October 22, 2004.

(g) BRC has received the IMPCO Disclosure Schedule as required pursuant to Section 6.3(a) of the Purchase Agreement as of November 30, 2004.

(h) Each of the parties to the Purchase Agreement has satisfactorily concluded its due diligence investigation as of December 2, 2004, and the right of each such party to terminate the Purchase Agreement pursuant to Section 7.1(b)(iii) of the Purchase Agreement has expired.

5. This Amendment, together with the Purchase Agreement and other documents referred to herein and delivered in connection herewith, constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by the authorized officers as of the date first written above.

B.R.C., S.r.l.	IMPCO Technologies, Inc.

By:	By:
Mariana Costamagna, Managing Director and Chief Executive Officer		Robert M. Stemmler, Chairman, President and Chief Executive Officer

SELLERS

By:	By:
Mariano Costamagna		Pier Antonio Costamagna

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EXHIBIT A

EMPLOYMENT AGREEMENT

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ANNEX  E

EXECUTION COPY

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) entered into between IMPCO Technologies, Inc., a Delaware corporation (the “Company”), and Sr. Mariano Costamagna, a natural person and a resident of the Republic of Italy (“Executive”) as of December 22, 2004, to be effective as further described herein.

RECITALS

A. Company and Executive are parties to an Equity Interest Purchase Agreement dated October 22, 2004 (“Purchase Agreement”) under which Company will acquire certain equity interests held by Executive in BRC, S.r.l., a limited liability company formed under the laws of the Republic of Italy (such entity, “BRC” and such transaction, the “Acquisition”). Capitalized terms used in this Agreement and not otherwise defined in this Agreement shall have the meanings ascribed to them in the Purchase Agreement.

B. As a part of the Acquisition, the Company and Executive previously had agreed to certain terms set forth in a form of employment agreement contained as an exhibit to the Purchase Agreement. Subsequent to the date of the Purchase Agreement the parties revised certain terms relating to the Acquisition which required the personal guaranty of Executive on certain corporate obligations of the Company (the “Guaranty”).

C. In connection with the Acquisition and as a material inducement for Executive to enter into the Guaranty, the parties now desire to amend and restate the terms of Executive’s employment to provide, among other things, for the employment of Executive as the Company’s principal executive officer commencing as of January 1, 2005, and Executive has agreed and desires to accept such employment, upon and subject to the terms, covenants and conditions set forth in this Agreement.

D. Executive’s services to BRC, S.r.l have been, and Executive’s services to the Company after the Closing Date are expected to be, of a special, unique and extraordinary nature which has and will place Executive in a position of trust and confidence with the Company, its customers and other employees and has and will provide Executive with substantial access to proprietary and confidential information, the disclosure of which to competitors of the Company, or to the public, would cause the Company substantial and irreparable damage.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the parties hereto agree as follows:

1. Term of Agreement. Executive will be employed by the Company until for a term beginning on January 1, 2005, and continuing until May 30, 2009 unless his employment is sooner terminated as provided herein.

2. Position and Duties.

2.1. Chief Executive Officer. Company and Executive agree that Executive will be employed as the Company’s Chief Executive Officer effective as of January 1, 2005 or upon the earlier acceptance of the resignation of Robert M. Stemmler by the Company’s board of directors. As Chief Executive Officer, Executive’s responsibilities and duties shall include the professional, competent direction and management of the Company as a whole, and such other managerial responsibilities and executive duties as may be assigned to him from time to time by the Board of Directors of the Company which are consistent with his position and status.

2.2 Residence and Principal Work Location. During the term of this Agreement Executive’s principal work location shall be Cerritos, California; provided, however, that the maintenance of such work location shall be in compliance with all applicable United States immigration laws; and provided, further, that the Company shall bear the expense of acquiring, and shall take such actions as may be reasonably necessary to acquire for Executive the appropriate visas, work permits and related documentation and permits.

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2.3 Full-Time; Travel. At all times during the Term of this Agreement Executive agrees to devote his full-time efforts to his duties with the Company and its subsidiaries. It is anticipated that Executive will continue to travel as reasonably appropriate to oversee personally the overseas subsidiaries and affiliates of the Company.

2.4 Company Policies. All policies published by the Company or delivered to the Executive prior to or following this Agreement regarding employment policies, required behavior by employees and other similar matters (collectively referred to as “Company Policies”) are incorporated within this Agreement as though fully set forth in this Agreement. The Executive agrees to be bound by and adhere to all such Company Policies as presently exist or as may be hereafter issued or modified by the Company. Without limiting the foregoing, the Executive agrees to conduct business on behalf of the Company in a manner consistent with proper and ethical business practices and consistent with the best interests of the Company. To the extent any Company Policies are inconsistent with or contrary to the provisions of this Agreement, this Agreement shall prevail.

3. Compensation. For all services rendered by Executive under this Agreement, Company shall pay Executive a gross salary of Three Hundred Sixty Thousand U.S. Dollars (US$360,000.00) per annum. Executive shall be paid this salary on the same basis applicable to executive employees generally, minus all lawful and agreed upon payroll deductions. Executive’s compensation shall be reviewed annually by the Compensation Committee of the Board of Directors in accordance with normal Company salary review procedures, but may not be decreased during the term of this Agreement.

4. Business Expenses. Company agrees to reimburse Executive for all reasonable business expenses incurred by Executive while on Company business, subject to the Company’s normal business expense policies. Executive shall maintain such records as will be necessary to enable the Company to properly deduct such items as business expenses when computing the Company’s federal income tax.

5. Bonuses: Executive will also be eligible for consideration for a bonus in accordance with the terms and conditions of the IMPCO Bonus Incentive Plan for senior executives, as such bonus plan may be amended from time to time.

6. Fringe Benefits.

6.1 General. Company and Executive agree that during the term of this Agreement while Executive’s primary work location is in Italy, and subject to applicable law, Executive will receive pension, deferred compensation and health benefits substantially similar to those he received during the period of his employment by MTM, S.r.l., prior to the Closing Date. During periods in which Executive’s primary work location is in the United States, and subject to applicable employment and employee benefits laws and the terms of the benefit plans, Executive will be eligible to participate in employee retirement plans and employee benefit plans on terms substantially similar to those applicable to Company’s other senior executive officers.

6.2 Immigration Assistance. Company shall bear the cost of legal fees and expenses associated with acquiring Executive’s United States visa, residence and work permits.

6.3 Relocation Assistance. Company will reimburse Executive for his reasonable and actually incurred expenses associated with a relocation of household goods and effects to the United States upon his transition to the Chief Executive Officer position. Unless Executive’s employment is terminated by the Company for Cause or Executive resigns without Good Reason, the Company will reimburse Executive for the reasonable and actually incurred expenses associated with relocation of Executive’s household goods and effects to Cherasco, Italy, following termination of his employment with the Company.

6.4 Key Person Insurance. Company may, in its discretion, obtain “key person” life insurance covering Executive in such reasonable amounts as it shall determine. On behalf of himself, his heirs and beneficiaries, Executive disclaims all and any right, title and interest in and to the proceeds of such insurance.

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7. Vacation. Executive shall be entitled to four (4) weeks’ paid vacation per year. Vacation shall be scheduled by Executive at a time that is consistent with the Company’s business needs. Upon the termination of this Agreement, Executive shall be paid for all previously accrued and unused vacation time.

8. Confidential Information. It is understood and agreed that as a result of Executive’s employment with Company and his prior employment with MTM S.r.l., Executive has acquired and will continue to acquire and make use of confidential information about the Company and its Affiliated Entities and their business, suppliers and customers, such information constituting trade secrets. During the course of his employment with Company and thereafter, Executive shall keep secret and retain in strictest confidence, and shall not, without the prior written consent of the Employer, furnish, make available or disclose to any third party (except in furtherance of the Company’s business activities and for the sole benefit of the Company and the Affiliated Entities) or use for the benefit of himself or any third party, any Confidential Information. As used in this Agreement, “Confidential Information” shall mean any information relating to the business or affairs of the Company and the Affiliated Entities or their business, including but not limited to information relating to financial statements, customer identities, potential customers, employees, suppliers, servicing methods, equipment, programs, strategies and information, analyses, profit margins, or other proprietary information used by the Company or the Affiliated Entities in connection with their business; provided, however, that Confidential Information shall not include any information which is in the public domain or becomes known outside the Company by persons who are not associated with the Company and do not have an obligation of confidentiality to the Company or the Affiliated Entities with respect to such information through no wrongful act on the part of Executive. Executive acknowledges that the Confidential Information is vital, sensitive, confidential and proprietary to the Company. Executive further agrees that on termination of this Agreement, or at any time on request by the Company, he shall deliver possession to the Company of all Confidential Information and all documents, writings, and other things of every kind and description prepared or acquired in connection with the business of the Company or the Affiliated Entities or at Company expense or in the course of Executive’s employment or that contain proprietary information relating to the Company or the Affiliated Entities including all copies of the same.

9. Termination. This Agreement shall be terminated upon the occurrence of any one of the following events:

9.1 Death of Executive.

9.2 If Executive shall have been incapacitated from illness, accident or other disability and unable to perform his normal duties hereunder for a consecutive period of three (3) months or on a cumulative period of six (6) months in any eighteen (18) month period, upon Company or Executive giving the other party not less than thirty (30) days’ written notice.

9.3 Expiration of this Agreement or any renewal or extension thereof.

9.4 If the Purchase Agreement shall be declared invalid, unenforceable, or otherwise no longer in effect; or if Executive commences any legal proceeding seeking to have the Purchase Agreement declared to be invalid, unenforceable or otherwise no longer in effect.

9.5 Immediately by the Company for “Cause”, which shall mean (a) grossly negligent or intentionally wrongful personal or professional conduct of Executive, including but not limited to criminal conduct, which, in the reasonable and good faith judgment of Company injures or tends to injure the reputation of Company or otherwise adversely affects the material interests of Company; or (b) any act or omission of Executive, not remedied within 20 working days after written notice from the Board of Directors stating that failure to remedy such conduct may result in Termination for Cause, which:

(i) interferes materially with, or suggests a material inability to perform, the Executive’s duties to the Company; or

(ii) represents a material breach of this Employment Agreement.

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9.5 Immediately by the Executive for “Good Reason”, which means:

(a) any act or omission by the Company which materially diminishes Executive’s title, responsibilities, authority or status with the Company, including without limitation the appointment of a supervisor for Executive other than the Company’s board of directors; or

(b) any reduction in the Executive’s base compensation without the Executive’s consent; or

(c) any material adverse deviation from the bonus determination policies applicable to Company executives generally; or

(d) the delegation by the Company to any other executive any of Executive’s responsibilities such that Executive’s authority or status or overall level of responsibility within the Company has been materially diminished;

and in each case, where such action or event remains uncorrected or uncured in all material respects twenty (20) working days following written notice of such action or event by Executive to the Company demanding that it be corrected and cured.

10. Effects of Termination

10.1 Final Pay. Upon termination of Executive’s employment with Employer, Company agrees to pay Executive all salary which is due and owing to Executive as of the date of termination, less legal deductions or offsets Executive may owe to Company for such items as salary advances or loans. Executive agrees that his signature on this Agreement constitutes his authorization for all such deductions. Except as otherwise provided pursuant to Section 11, Executive shall not be entitled to any other or additional compensation upon termination.

10.2 Return of Company Property. Executive agrees to return to Company all of Employer’s property of any kind which may be in Executive’s possession no later than his last day of employment.

10.3 Continuing Obligations. In the event of termination of this Agreement, the terms and provisions of this Agreement shall also terminate, with the exception of the confidentiality obligation contained in Section 8 and any other provisions that expressly address post-termination issues. Such provisions shall continue in full force and effect according to their terms.

10.4 Default. Termination of this Agreement for any reason, whether or not for cause, shall constitute a Default event pursuant to the terms the Loan Agreement between the Company and MTM, S.r.l. dated as of December 22, 2004.

11. Separation Benefits.

11.1 Benefit. In the event Executive’s employment with Company is terminated by Executive for Good Reason, or by Company for any reason other than for Cause, Executive shall have the right to require Company to pay Executive Five Million U.S. Dollars (US$5,000,000) (the “Termination Payment”), subject to applicable tax withholding, as liquidated damages representing the loss of Executive’s ability to influence the value of the Acquisition Shares issued to Executive. Such payment shall be in lieu of any other right to severance pay or similar obligations Executive may be entitled to, and shall be conditioned on Executive executing a comprehensive release of all claims against the Company.

11.2 Purpose of Termination Payment; Reduction in Benefit.

(a) If, during the period between the Closing Date and May 31, 2009 the Company concludes any transaction involving the sale of all or substantially all of the Company’s assets, and in any such case the Company’s board of directors unanimously approves such transaction or recommends such transaction for approval by the Company’s shareholders, the Termination Payment shall abate and shall not be payable.

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(b) In the event of a termination of Executive’s employment by Executive for Good Reason, or by Company for any reason other than for Cause, at a time when Executive owns fewer than 80% of the shares of Company common stock issued by Company pursuant to the definitive transaction documents (including for the purpose of such calculation the shares of Company common stock issued by Company in connection with its acquisition of the IMPCO Quota), then the Termination Payment would be reduced to an amount equal to the product of $5,000,000 multiplied by a fraction, the numerator of which is the total number of Transaction Shares owned by Executive immediately following the termination of his employment, and the denominator of which is the total number of Transaction Shares.

(c) For purposes of this Section 11.2 the term “Transaction Shares” shall mean the total number of shares owned directly or indirectly by or held for the benefit of Executive (excluding for such purpose shares owned directly or indirectly by or held for the benefit of Executive’s brother) included in the Acquisition Shares, the Adjustment Shares and the Initial Purchase Shares, as each of those terms is defined in the Purchase Agreement (including for the purpose of such calculation any portion of the Initial Purchase Shares issued to Executive’s spouse in connection with the transaction related thereto).

(d) IMPCO (or its successor in interest, if any) may pay the Termination Payment in equal annual installments of $1,000,000, without interest, with the first such installment due and payable not later than 30 days following the event giving rise to the obligation to pay the Termination Payment, and with subsequent installments due on each consecutive anniversary of such date; provided, however, that in the event of a merger or acquisition in which the Company is not the surviving entity, then immediately prior to the consummation of such transaction the Company shall pay to Executive the portion of the Termination Payment not previously paid, unless Executive shall have received a written undertaking of the surviving entity, reasonably satisfactory to Executive in form and substance (including Executive’s reasonable assessment of such surviving entity’s financial capacity to satisfy such obligations) that such surviving entity shall pay all remaining installments on the due date thereof.

11.3 Death or Disability of Executive. In the event of the termination of Executive’s employment by reason of Executive’s death or disability pursuant to Subsections 9.1 or 9.2 above, Executive or his estate, as the case may be, shall be entitled to receive the separation benefit described in Section 11.1 (subject to the potential reduction in 11.2), provided that Executive meets the underwriting standards of an insurance carrier receiving a rating from A.M. Best & Co. reasonably satisfactory to the Company, for coverage in an amount required to provide such benefit. Subject to Executive meeting such underwriting standards, Company shall obtain and maintain in effect throughout the duration of Executive’s employment one or more policies of insurance sufficient to insure against this obligation.

12. Construction of Agreement.

12.1 Essential Terms and Modification of Agreement. It is understood and agreed that the terms and conditions described in this Agreement, together with the Stock Purchase Agreement, constitute the essential terms and conditions of the employment arrangement between the Company and Executive, all of which have been voluntarily agreed upon. The Company and Executive agree that there are no other essential terms or conditions of the employment relationship that are not described within this Agreement, and that any change in the essential terms and conditions of this Agreement will not be effective until it is written down in a supplemental agreement which shall be signed by both a representative of the Board of Directors, pursuant to authorization of the Board, and the Executive.

12.2 Severability. If any term, covenant, condition or provision of this Agreement or the application thereof to any person or circumstance shall, at any time, or to any extent, be determined invalid or unenforceable, the remaining provisions hereof shall not be affected thereby and shall be deemed valid and fully enforceable to the extent permitted by law.

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12.3 Notices. Any notice hereunder shall be in writing and shall be deemed given and effective (i) when delivered personally, by fax (with confirmed delivery), or by overnight express or other commercial express service, or (ii) three (3) days after the postmark date if mailed by certified or registered mail, postage prepaid, return receipt requested, addressed to a party at its address stated below or to such other address as such party may designate by written notice to the other party in accordance with the provisions of this Section:

a.	If to the Company:	IMPCO Technologies, Inc.
16804 Gridley Place
Cerritos, California 90703
Fax: (562) 924-8069
Attn: Chairman, Board of Directors

	With a copy to:	Marc Williams
Davis Wright Tremaine
2600 Century Square
1501 Fourth Avenue
Seattle, WA 98101-1688

b.	If to Executive:	Sr. Mariano Costamagna

	With a copy to:	Studio Tibaldi Giraudo
Via S. Margherita 8
Alba (Cuneo)
Italy

Telecopier: 39 01733 62307
Attn: Paolo Giraudo

12.4 Governing Law. This Agreement shall be interpreted and performed under the laws of the State of California.

12.5 Waiver. The waiver by either party of any breach of any provision of this Agreement by the other party shall not be deemed to constitute the waiver of any other breach of the same or any other term or condition hereof.

12.6 Captions. The captions and headings of the sections and subsections of this Agreement are for convenience and reference only and are not to be used to interpret or define the provisions hereof.

12.7 No Representations. Executive acknowledges that he is not relying, and has not relied, on any promise, representation or statement made by or on behalf of the Company that is not set forth in this Agreement or in the Stock Purchase Agreement.

12.8 Assignment and Successors. The rights and obligations of Company under this Agreement shall inure to the benefit of and be binding upon the successors and assigns of Employer. The rights and obligations of Executive hereunder are nonassignable. Company may assign its rights and obligations to any entity in which Company or a company affiliated with Company has a majority ownership interest.

12.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same Agreement.

Executed this 22nd day of December, 2004.

SR. MARIANO COSTAMAGNA	IMPCO TECHNOLOGIES, INC., A DELAWARE CORPORATION

/s/ SR. MARIANO COSTAMAGNA	/s/ ROBERT M. STEMMLER
By Robert M. Stemmler, Chairman

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ANNEX F

EXECUTION COPY

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) entered into between MTM, S.r.l., an Italian limited liability MTM (“MTM”), and Sr. Pier Antonio Costamagna, a natural person and a resident of the Republic of Italy (“Executive”) as of October 22, 2004, to be effective as further described herein.

RECITALS

A. Concurrently with the execution of this Agreement, Executive and IMPCO Technologies, Inc. (“IMPCO”), a corporation formed under the laws of Delaware in the United States, are entering into an Equity Interest Purchase Agreement (“Purchase Agreement”) under which IMPCO will acquire certain equity interests held by Executive in MTM’s corporate parent, BRC, S.r.l., a limited liability company formed under the laws of the Republic of Italy (such entity, “BRC” and such transaction, the “Acquisition”). Capitalized terms used in this Agreement and not otherwise defined in this Agreement shall have the meanings ascribed to them in the Purchase Agreement.

B. As a part of the Acquisition, IMPCO and Executive have agreed to provide for the employment of Executive with MTM after the Closing Date, and Executive has agreed and desires to accept such employment, upon and subject to the terms, covenants and conditions set forth in this Agreement.

C. Executive’s services to MTM have been are expected to be, of a special, unique and extraordinary nature which has and will place Executive in a position of trust and confidence with MTM and its Affiliates (including BRC and IMPCO), its customers and other employees and has and will provide Executive with substantial access to proprietary and confidential information, the disclosure of which to competitors of MTM, or to the public, would cause MTM, BRC and IMPCO substantial and irreparable damage.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the parties hereto agree as follows:

1. Term of Agreement. Effective as of the Closing Date, MTM and Executive agree that the Executive will be employed by MTM until for a term beginning on the Closing Date, and continuing until May 30, 2009 unless his employment is sooner terminated as provided herein.

2. Position and Duties.

2.1 Position; Title; Authority. Executive will be employed as MTM’s Chief Engineering Officer, and shall report to MTM’s Chief Executive Officer or, if none, then to BRC’s Chief Executive Officer. Executive’s responsibilities and duties shall include the professional, competent oversight and management of MTM’s engineering operations and such other managerial responsibilities and executive duties as may be assigned to him from time to time by the Chief Executive Officer or the Board of Directors of MTM which are consistent with his position and status.

2.2 MTM Policies. All policies published by MTM or delivered to the Executive prior to or following this Agreement regarding employment policies, required behavior by employees and other similar matters (collectively referred to as “MTM Policies”) are incorporated within this Agreement as though fully set forth in this Agreement. The Executive agrees to be bound by and adhere to all such MTM Policies as presently exist or as may be hereafter issued or modified by MTM. Without limiting the foregoing, the Executive agrees to conduct business on behalf of MTM in a manner consistent with proper and ethical business practices and consistent with the best interests of MTM. To the extent any MTM Policies are inconsistent with or contrary to the provisions of this Agreement, this Agreement shall prevail.

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2.3 Work Location. It is anticipated that Executive’s primary work location will be in Italy throughout the term of this Agreement.

3. Compensation. For all services rendered by Executive under this Agreement, MTM shall pay Executive a gross salary of Three Hundred Sixty Thousand U.S. Dollars (US$360,000.00) per annum. Executive shall be paid this salary on the same basis applicable to executive employees generally, minus all lawful and agreed upon payroll deductions. Executive’s compensation shall be reviewed annually by the Compensation Committee of the Board of Directors in accordance with normal MTM salary review procedures, but may not be decreased during the term of this Agreement.

4. Business Expenses. MTM agrees to reimburse Executive for all reasonable business expenses incurred by Executive while on MTM business, subject to MTM’s normal business expense policies. Executive shall maintain such records as will be necessary to enable MTM to properly deduct such items as business expenses when computing MTM’s federal income tax.

5. Bonuses: Executive will also be eligible for consideration for a bonus in accordance with the terms and conditions of MTM’s bonus incentive plans for senior executives, as such bonus plan may be amended from time to time.

6. Fringe Benefits.

6.1 General. MTM and Executive agree that during the term of this Agreement, Executive will receive pension, deferred compensation and health benefits substantially similar to those he received during the period of his employment by MTM, S.r.l., prior to the Closing Date.

6.2 Key Person Insurance. MTM may, in its discretion, obtain “key person” life insurance covering Executive in such reasonable amounts as it shall determine. On behalf of himself, his heirs and beneficiaries, Executive disclaims all and any right, title and interest in and to the proceeds of such insurance.

7. Vacation. Executive shall be entitled to four (4) weeks’ paid vacation per year. Vacation shall be scheduled by Executive at a time that is consistent with MTM’s business needs. Upon the termination of this Agreement, Executive shall be paid for all previously accrued and unused vacation time.

8. Confidential Information. It is understood and agreed that as a result of Executive’s employment with MTM and his prior employment with MTM S.r.l., Executive has acquired and will continue to acquire and make use of confidential information about MTM and its Affiliated Entities and their business, suppliers and customers, such information constituting trade secrets. During the course of his employment with MTM and thereafter, Executive shall keep secret and retain in strictest confidence, and shall not, without the prior written consent of the MTM, furnish, make available or disclose to any third party (except in furtherance of MTM’s business activities and for the sole benefit of MTM and the Affiliated Entities) or use for the benefit of himself or any third party, any Confidential Information. As used in this Agreement, “Confidential Information” shall mean any information relating to the business or affairs of MTM and the Affiliated Entities or their business, including but not limited to information relating to financial statements, customer identities, potential customers, employees, suppliers, servicing methods, equipment, programs, strategies and information, analyses, profit margins, or other proprietary information used by MTM or the Affiliated Entities in connection with their business; provided, however, that Confidential Information shall not include any information which is in the public domain or becomes known outside MTM by persons who are not associated with MTM and do not have an obligation of confidentiality to MTM or the Affiliated Entities with respect to such information through no wrongful act on the part of Executive. Executive acknowledges that the Confidential Information is vital, sensitive, confidential and proprietary to MTM. Executive further agrees that on termination of this Agreement, or at any time on request by MTM, he shall deliver possession to MTM of all Confidential Information and all documents, writings, and other things of every kind and description prepared or acquired in connection with the business of MTM or the Affiliated Entities or at MTM expense or in the course of Executive’s employment or that contain proprietary information relating to MTM or the Affiliated Entities including all copies of the same.

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9. Termination. This Agreement shall be terminated upon the occurrence of any one of the following events:

9.1 Death of Executive.

9.2 If Executive shall have been incapacitated from illness, accident or other disability and unable to perform his normal duties hereunder for a consecutive period of three (3) months or on a cumulative period of six (6) months in any eighteen (18) month period, upon MTM or Executive giving the other party not less than thirty (30) days’ written notice.

9.3 Expiration of this Agreement or any renewal or extension thereof.

9.4 If the Purchase Agreement shall be declared invalid, unenforceable, or otherwise no longer in effect; or if Executive commences any legal proceeding seeking to have the Purchase Agreement declared to be invalid, unenforceable or otherwise no longer in effect;

9.5 Immediately by MTM for “Cause”, which shall mean (a) grossly negligent or intentionally wrongful personal or professional conduct of Executive, including but not limited to criminal conduct, which, in the reasonable and good faith judgment of MTM injures or tends to injure the reputation of MTM or otherwise adversely affects the material interests of MTM; or (b) any act or omission of Executive, not remedied within 20 working days after written notice from the Board of Directors stating that failure to remedy such conduct may result in Termination for Cause, which:

(i) interferes materially with, or suggests a material inability to perform, the Executive’s duties to MTM; or

(ii) represents a material breach of this Employment Agreement.

10. Effects of Termination

10.1 Final Pay. Upon termination of Executive’s employment with MTM, MTM agrees to pay Executive all salary which is due and owing to Executive as of the date of termination, less legal deductions or offsets Executive may owe to MTM for such items as salary advances or loans. Executive agrees that his signature on this Agreement constitutes his authorization for all such deductions. Except as otherwise provided in this Section 10.1, Executive shall not be entitled to any other or additional compensation upon termination.

10.2 Return of MTM Property. Executive agrees to return to MTM all of MTM’s property of any kind which may be in Executive’s possession no later than his last day of employment.

10.3 Continuing Obligations. In the event of termination of this Agreement, the terms and provisions of this Agreement shall also terminate, with the exception of the confidentiality obligation contained in Section 8 and any other provisions that expressly address post-termination issues. Such provisions shall continue in full force and effect according to their terms.

11. Construction of Agreement.

11.1 Essential Terms and Modification of Agreement. It is understood and agreed that the terms and conditions described in this Agreement, together with the Stock Purchase Agreement, constitute the essential terms and conditions of the employment arrangement between MTM and Executive, all of which have been voluntarily agreed upon. MTM and Executive agree that there are no other essential terms or conditions of the employment relationship that are not described within this Agreement, and that any change in the essential terms and conditions of this Agreement will not be effective until it is written down in a supplemental agreement which shall be signed by both a representative of the Board of Directors, pursuant to authorization of the Board, and the Executive.

11.2 Severability. If any term, covenant, condition or provision of this Agreement or the application thereof to any person or circumstance shall, at any time, or to any extent, be determined invalid or unenforceable, the remaining provisions hereof shall not be affected thereby and shall be deemed valid and fully enforceable to the extent permitted by law.

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11.3 Notices. Any notice hereunder shall be in writing and shall be deemed given and effective (i) when delivered personally, by fax (with confirmed delivery), or by overnight express or other commercial express service, or (ii) three (3) days after the postmark date if mailed by certified or registered mail, postage prepaid, return receipt requested, addressed to a party at its address stated below or to such other address as such party may designate by written notice to the other party in accordance with the provisions of this Section:

	If to MTM:	[insert address]

	With copies to:	IMPCO Technologies, Inc.
16804 Gridley Place
Cerritos, California 90703
Fax: (562) 924-8069
Attn: Chairman, Board of Directors

Marc Williams
Davis Wright Tremaine
2600 Century Square
1501 Fourth Avenue
Seattle, WA 98101-1688

b.	If to Executive:	Sr. Pier Antonio Costamagna

	With a copy to:	Studio Tibaldi Giraudo
Via S. Marherita 8
Alba (Cuneo)
Italy

Telecopier: 39 01733 62307
Attn: Paulo Giraudo

11.4 Captions. The captions and headings of the sections and subsections of this Agreement are for convenience and reference only and are not to be used to interpret or define the provisions hereof.

11.5 No Representations. Executive acknowledges that he is not relying, and has not relied, on any promise, representation or statement made by or on behalf of MTM that is not set forth in this Agreement or in the Stock Purchase Agreement.

11.6 Assignment and Successors. The rights and obligations of MTM under this Agreement shall inure to the benefit of and be binding upon the successors and assigns of MTM. The rights and obligations of Executive hereunder are nonassignable. MTM may assign its rights and obligations to any entity in which MTM or its Affiliates has a majority ownership interest.

11.7 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same Agreement.

Executed this      day of October, 2004.

SR. PIER ANTONIO COSTAMAGNA	IMPCO TECHNOLOGIES, INC., A DELAWARE CORPORATION

By Robert M. Stemmler
Its Chief Executive Officer

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ANNEX G

EXECUTION COPY

LOAN AGREEMENT

This LOAN AGREEMENT (this “Agreement”) is made this 23rd day of December, 2004 by and between IMPCO Technologies, Inc., a Delaware corporation (“Borrower”), and M.T.M. Società a Responsabilità Limitata, an Italian limited liability company (“Lender”).

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions. All terms defined below shall have the meaning indicated. All references in this Agreement to:

“Agreement” means this Loan Agreement, as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Bison Capital Indebtedness” has the meaning given in Section 2.1.

“Borrower” has the meaning set forth in the introductory paragraph hereto.

“Business Day” means any day other than Saturday, Sunday or other day on which banks in Los Angeles, California are authorized or obligated by law to close.

“Default” has the meaning given in Section 7.1.

“Default Rate” has the meaning given in Section 2.4(a).

“Employment Agreement” means that certain Amended and Restated Employment Agreement between Borrower and Mariano Costamagna in the form of Exhibit C.

“EURIBOR” means, for any calendar quarter with respect to which interest is payable on the Loan, the rate per annum equal to the Three-Month EURIBOR (ACT/360) as published by Reuters (or such other commercially available source providing quotations of EURIBOR as agreed upon by Lender and Borrower from time to time), two Business Days prior to the commencement of such calendar quarter (for delivery on the first day of such quarter) with a ninety-day or three month term. If such rate is not available at such time for any reason, then the “EURIBOR” for such calendar quarter shall be the rate per annum reasonably determined by the Lender and the Borrower to be the average rate at which deposits denominated in dollars for delivery on the first day of such calendar quarter in same day funds in the approximate amount of the Loan and with a ninety day or three month term would be offered by the Reference Banks to major banks in the London interbank eurodollar market at their request at approximately 4:00 p.m. (New York time) two Business Days prior to the commencement of such calendar quarter.

“GAAP” shall mean generally accepted accounting principles as in effect from time to time in the United States and as consistently applied by Borrower.

“Guaranty” means that certain Guaranty of even date herewith executed by each Guarantor, substantially in the form of Exhibit B attached hereto, as the same may be amended, restated, supplemented or otherwise modified from time to time.

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“Guarantor” means each of Mariano Costamagna and Pier Antonio Costamagna, natural persons and citizens and residents of the Italian Republic.

“IMPCO Senior Credit Agreement” means that certain Loan and Security Agreement dated as of July 18, 2003, among Borrower, LaSalle Business Credit, LLC, and the other lenders from time to time party thereto.

“IMPCO Senior Lender” means LaSalle Business Credit, LLC, as a lender and agent pursuant to the Senior Credit Agreement.

“Indebtedness” means, with respect to Borrower, without duplication: (i) all indebtedness for borrowed money; (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than indebtedness or liability for borrowed money deferred for a period of more than six months from the date of incurrence or trade payables entered into in the ordinary course of business on ordinary terms); (iii) all non-contingent reimbursement or payment obligations with respect to letters of credit, bankers acceptances, surety bonds and similar instruments; (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses; (v) any other obligations, on a GAAP basis, included in the liability section of Borrower’s balance sheet; and (vi) all other liabilities in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (iv) above for Borrower is directly or contingently liable as obligor, guarantor, or otherwise, or in respect of which Borrower otherwise assures a creditor against loss.

“Lender” has the meaning set forth in the introductory paragraph hereto.

“Loan” has the meaning given to it in Section 2.1.

“Loan Documents” means collectively, this Agreement, the Note, the Guaranty, and any and all other documents, instruments, and other agreements now or later executed in connection with this Agreement, as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Maturity Date” means December 31, 2009.

“MTM Senior Credit Agreement” means that certain Loan and Security Agreement dated as of December 2, 2004 among Lender and Unicredit Banca Medio Credito S.p.A.

“MTM Senior Lender” means Unicredit Banca Medio Credito S.p.A., as a lender and agent pursuant to the MTM Senior Credit Agreement.

“Note” has the meaning given to it in Section 2.6.

“Obligations” shall mean Borrower’s obligation to repay the loan evidenced by the Note, with interest, together with any and all fees, costs, expenses, and indemnifications due to Lender under this Agreement.

“Officer’s Certificate” means a certificate executed and delivered on behalf of the Borrower by a responsible officer of the Borrower.

“Person” means any natural person, corporation, unincorporated organization, trust, joint stock company, joint venture, association, company, limited liability company, partnership or government, or any agency or political subdivision of any government.

“Purchase Agreement” means that certain Equity Interest Purchase Agreement dated as of October 22, 2004, between and among Borrower and certain other parties identified therein.

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“Reference Banks” means the Bank of America, N.A., ABN AMRO Bank N.V., and ING Bank N.S., and any other bank or financial institutions agreed upon by Lender and Borrower.

“United States” and “U.S.” each means the United States of America.

Section 1.2 General Principles Applicable to Definitions. Definitions given herein shall be equally applicable to both singular and plural forms of the terms therein defined and references herein to “he” or “it” shall be applicable to Persons whether masculine, feminine or neuter. References herein to any document including, without limitation, this Agreement shall be deemed a reference to such document as it now exists, and as, from time to time hereafter, the same may be amended. The term “including” is not limiting and means “including without limitation.” References herein to any section, subsection, Schedule or Exhibit shall, unless otherwise indicated, be deemed a reference to sections and subsections within and Schedules and Exhibits to this Agreement.

ARTICLE 2

TERM LOAN

Section 2.1 Loan. Subject to the terms and conditions of this Agreement, the Lender agrees to make a term loan to the Borrower (“Loan”) on the date hereof in the principal amount of Twenty-two Million Dollars ($22,000,000) for the purpose of funding the repayment in full by Borrower of its indebtedness owing to Bison Capital Structured Equity Partners, LLC, which indebtedness was incurred pursuant to a Securities Purchase Agreement dated July 18, 2003 (the “Bison Capital Indebtedness”).

Section 2.2 Manner of Borrowing. Upon fulfillment to the Lender’s satisfaction of the applicable conditions set forth in Article 3, the Lender will promptly make the proceeds of the Loan available to the Borrower by wire transfer to Borrower for immediate transfer to Bison Capital Structured Equity Partners, LLC, for application against the Bison Capital Indebtedness.

Section 2.3 Repayment of Loan Principal. The Borrower shall repay to the Lender the principal amount of Loan in consecutive quarterly installments commencing on April 1, 2005 and continuing on the first Business Day of each month thereafter, as follows:

(a) beginning on the date of this Agreement and continuing until January 1, 2006, principal payments shall be not less than six hundred fifty thousand dollars ($650,000);

(b) beginning on April 1, 2006 and continuing through January 1, 2007, principal payments shall be not less than six hundred fifty thousand dollars ($650,000);

(c) beginning on April 1, 2007 and continuing through January 1, 2008, principal payments shall be not less than eight hundred thousand dollars ($800,000);

(d) beginning on April 1, 2008 and continuing until the Maturity Date, principal payments shall be not less than one million dollars ($1,000,000);

(e) beginning on April 1, 2009 and continuing until the Maturity Date, principal payments shall be not less than one million one hundred fifty thousand dollars ($1,150,000); and

(f) all unpaid principal and accrued but unpaid interest shall be discharged on the Maturity Date.

In each case, payments shall be applied first against interest accrued and not paid, and thereafter against principal.

Section 2.4 Interest. Interest shall accrue on the unpaid principal balance of the Loan at a per annum rate equal to one and one-half percent (1.5%) above EURIBOR (changing as such EURIBOR changes); provided, however, that after the occurrence and during the continuation of a Default, interest shall accrue at a per annum

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rate equal to three and one-half percent (3.5%) above EURIBOR (changing as such EURIBOR changes) (the “Default Rate”). Computations of interest on the Loan shall be made on the basis of a year of 360 days, for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Notwithstanding any contrary provision of this Section 2.4, if and to the extent any portion of the Loan remains outstanding on the thirtieth (30th) day following the Maturity Date, the principal then outstanding shall bear interest from and after such date at a rate equal to six and one-half percent (6.5%) above EURIBOR.

Section 2.5 Manner of Payments. All payments and prepayments of principal and interest on any Revolving Loan and all other amounts payable hereunder by the Borrower to the Lender shall be made by paying the same in United States Dollars and in immediately available funds to the Lender on the date on which such payment or prepayment shall become due. All payments to be made by the Borrower shall be made without setoff, recoupment or counterclaim. The Loan may be repaid at any time without penalty or premium. Whenever any payment hereunder or under the Note shall be stated to be due or whenever the last day of any applicable interest period would otherwise occur on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

Section 2.6 Note. The Loan made hereunder shall be evidenced by a promissory note of the Borrower, substantially in the form attached hereto as Exhibit A, dated as of the date hereof, payable to the order of the Lender (the “Note”).

Section 2.7 Subordination. At any time when any obligations remain unsatisfied under the IMPCO Senior Credit Agreement, Borrower’s obligations under Section 2.3 above shall be subordinated such that, without the prior written consent of the IMPCO Senior Lender, Borrower shall not make any payment required by such Section:

(a) at any time when a default or event of default (within the meaning of the IMPCO Senior Credit Agreement) has occurred and is continuing;

(b) at any time following the acceleration of any of the obligations arising under the IMPCO Senior Credit Agreement; or

(c) at any time when such payment would cause Borrower to fail to meet any covenant, including without limitation any financial covenant, in the IMPCO Senior Credit Agreement.

The restrictions on payment contemplated by this Section 2.7 shall not excuse Borrower’s obligations hereunder, nor shall the application of such restrictions suspend the accrual of interest hereon; provided, however, that at any time when any obligations remain unsatisfied under the IMPCO Senior Credit Agreement, Lender shall neither accelerate any indebtedness under the Loan nor institute any remedy against Borrower pursuant to Section 7.2 below. The preceding sentence shall not be construed to restrict the ability of either or both of the Guarantors to take actions permitted or required to be taken pursuant to that certain Pledge Agreement between the Guarantors and MTM.

ARTICLE 3

CONDITIONS OF LENDING

Lender’s obligation to make the Loan is subject to the conditions precedent listed in Sections 3.1 through 3.6, unless waived by Lender in writing:

Section 3.1 Authorization. Borrower shall have delivered to Lender a certified copy of the resolution of Borrower’s Board of Directors authorizing the transactions contemplated by this Agreement and the execution, delivery, and performance of all Loan Documents to which Borrower is a party.

Section 3.2 Documentation. Borrower shall have executed and delivered to Lender the Note, the Guaranty, any other required Loan Documents, and shall have delivered to Lender (i) a pay-off and release letter from

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Bison Capital Structured Equity Partners, LLC, in substantially the form of Exhibit B hereto, with respect to the Bison Capital Indebtedness; and (ii) evidence satisfactory to Lender as to the consent of the IMPCO Senior Lender to the Loan and all other transactions contemplated by the Loan Documents.

Section 3.3 Certain Events Respecting Management. Borrower and Mariano Costamagna shall have entered into the Employment Agreement, and Borrower shall have received the resignation of Robert M. Stemmler with respect to that certain employment agreement between Borrower and Mr. Stemmler dated April 1, 2002.

Section 3.4 Guaranty. The Guarantors shall have executed and delivered to Lender the Guaranty in substantially the form of Exhibit C hereto.

Section 3.5 Representations and Warranties. The representations and warranties made by Borrower in the Loan Documents and in any certificate, document, or financial statement furnished by Borrower shall be true and correct, except to the extent that such representations and warranties expressly relate to an earlier date.

Section 3.6 Compliance. No Default or other event which, upon notice or lapse of time or both would constitute a Default, shall have occurred and be continuing, or shall exist after giving effect to the advance of credit to be made under the Loan.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

To induce Lender to enter into this Agreement, Borrower represents, warrants, and covenants to Lender as follows:

Section 4.1 Existence. Borrower is in good standing as a corporation under the laws of the State of Delaware, and has the power, authority, and legal right to own and operate its property or lease the property it operates and to conduct its current business; and is qualified to do business and is in good standing in all other jurisdictions where the ownership, lease, or operation of its property or the conduct of its business requires such qualification.

Section 4.2 Enforceability. The Loan Documents to which Borrower is a party, when executed and delivered by Borrower, shall be enforceable against Borrower in accordance with their respective terms.

Section 4.3 No Legal Bar. The execution, delivery, and performance by Borrower of the Loan Documents to which Borrower is a party, and the use of the loan proceeds, shall not violate any existing law or regulation applicable to Borrower; any ruling applicable to Borrower of any court, arbitrator, or governmental agency or body of any kind; Borrower’s organizational documents; any security issued by Borrower; or any mortgage, indenture, lease, contract, undertaking, or other agreement to which Borrower is a party or by which Borrower or any of its property may be bound.

Section 4.4 Litigation. Except as disclosed in writing to Lender, there is no threatened (to Borrower’s knowledge) or pending litigation, investigation, arbitration, or administrative action which may materially adversely affect Borrower’s business, property, operations, or financial condition.

Section 4.5 Payment of Taxes. Borrower has timely filed or caused to be filed all tax returns when required to be filed; and has timely paid all taxes, assessments, fees, licenses, excise taxes, franchise taxes, governmental liens, penalties, and other charges levied or assessed against Borrower or any of its property imposed on it by any governmental authority, agency, or instrumentality that are due and payable (other than those returns or payments of which the amount, enforceability, or validity are contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP are provided on Borrower’s books).

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Section 4.6 Location of Borrower. Borrower’s place of business (or, if Borrower has more than one place of business, its chief executive office) is located at the address listed in this Agreement as Borrower’s address for notice purposes.

Section 4.7 No Default. Borrower is not in default under the Purchase Agreement.

Section 4.8 No Burdensome Restrictions. No contract or other instrument to which Borrower is a party, or order, award, or decree of any court, arbitrator, or governmental agency, materially impairs Borrower’s ability to repay the Obligations.

ARTICLE 5

AFFIRMATIVE COVENANTS

So long as this Agreement shall remain in effect, or any liability exists under the Loan Documents, Borrower shall:

Section 5.1 Use of Proceeds. Not use the proceeds of the Loan for any purpose other than the repayment of the Bison Capital Indebtedness.

Section 5.2 Maintenance of Existence. Preserve and maintain its existence, powers, and privileges in the jurisdiction of its formation, and qualify and remain qualified in each jurisdiction in which its presence is necessary or desirable in view of its business, operations, or ownership of its property. Borrower shall also maintain and preserve all of its property which is necessary or useful in the proper course of its business, in good working order and condition, ordinary wear and tear excepted.

Section 5.3 Books and Records. Keep accurate and complete books, accounts, and records in which complete entries shall be made in accordance with GAAP, reflecting all financial transactions of Borrower.

Section 5.4 Access to Premises and Records. At all reasonable times and as often as Lender may reasonably request, permit any authorized representative designated by Lender to have access to the premises, property, and financial records of Borrower, including all records relating to the finances, operations, and procedures of Borrower, and to make copies of or abstracts from such records.

Section 5.5 Notice of Events. Furnish Lender prompt written notice of:

(a) Proceedings. Any proceeding instituted by or against Borrower in any court or before any commission or regulatory body, or any proceeding threatened against it in writing by any governmental agency which if adversely determined would have a material adverse effect on Borrower’s business, property, or financial condition, or where the amount involved is $100,000 or more and not covered by insurance;

(b) Defaults. Any accident, event, or condition which is or, with notice or lapse of time or both, would constitute a Default, or a default under any other agreement to which Borrower is a party; and

(c) Adverse Effect. Any other action, event, or condition of any nature which could result in a material adverse effect on the business, property, or financial condition of Borrower.

(d) Payment of Debts and Taxes. Pay all Indebtedness and perform all obligations promptly and in accordance with their terms, and pay and discharge promptly all taxes, assessments, and governmental charges or levies imposed upon Borrower, its property, or revenues prior to the date on which penalties attach thereto, as well as all lawful claims for labor, material, supplies, or otherwise which, if unpaid, might become a lien or charge upon Borrower’s property. Borrower shall not, however, be required to pay or discharge any such tax, assessment, charge, levy, or claim so long as its enforceability, amount, or validity is contested in good faith by appropriate proceedings.

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Section 5.6 Insurance. Maintain commercially adequate levels of coverage with financially sound and reputable insurers.

Section 5.7 MTM Loan. Take such steps as may be necessary to cause Lender to be and remain in full compliance with the terms of the MTM Senior Credit Agreement.

Section 5.8 IMPCO Senior Credit Agreement. Take such steps as may be necessary to retire in full all obligations arising under or in connection with the IMPCO Senior Credit Agreement on or before July 18, 2006.

Section 5.9 Compliance with Laws. Comply in all material respects with all laws and regulations applicable to Borrower and its business activities.

ARTICLE 6

NEGATIVE COVENANTS

So long as this Agreement shall remain in effect, or any liability shall exist under the Loan Documents, Borrower shall not, without prior written consent of Lender, which consent shall not be unreasonably withheld:

Section 6.1 Indebtedness. Create, incur, assume, permit to exist, or otherwise become committed for any Indebtedness except any:

(a) Unsecured Trade Credit. Indebtedness incurred in the ordinary course of business and appearing on the liability section of the balance sheet of Borrower, prepared in accordance with GAAP, including, without limitation, accrued liabilities and taxes payable;

(b) Existing Obligations. Indebtedness owing to Lender, or in existence as of this date and disclosed to Lender, and all renewals, modifications, and extensions thereof;

(c) Lease Agreements. Indebtedness incurred in connection with capital leases; and

(d) Incurrence of Debt. Incur additional indebtedness other than pursuant to Borrower’s existing credit facility with the IMPCO Senior Lender in a maximum amount of $12 million.

Section 6.2 Guaranties. Assume, guaranty, endorse, become a surety for, indemnify, or otherwise in any fashion become responsible for, directly or indirectly, any obligation of any Person, except:

(a) Negotiable Instruments. Endorsements on negotiable instruments for deposit or collection in the ordinary course of business.

(b) Performance Bonds. Performance bonds as required in the ordinary course of Borrower’s business; and

(c) Subsidiary Guaranties. Guaranties in respect of obligations owed by Lender or existing guaranties of debt incurred by any other subsidiary of Borrower.

Section 6.3 Disposition of Assets. Sell, transfer, lease, or otherwise assign or dispose of a substantial portion of its property to any Person, outside the ordinary course of business.

Section 6.4 Mergers. Other than as contemplated by the Purchase Agreement, become a party to any merger, consolidation, or like structural change, or make any substantial transfer or contribution to, or material investment in, stock, shares, or licenses of any Person.

Section 6.5 Capital Structure. Purchase, retire, or redeem any of its capital stock or otherwise effect any change in Borrower’s capital structure.

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Section 6.6 Dissolution. Adopt any agreement or resolution for dissolving, terminating, or substantially altering Borrower’s present business activities.

Section 6.7 Employment Agreement. Take any action that would result in the termination of the Employment Agreement, whether with or without cause, or materially breach such agreement.

Section 6.8 Capital Expenditures. Make or commit to make expenditures for fixed assets or other capital expenditures which in the aggregate are in excess $2,500,000 for Borrower’s fiscal years ending December 31, 2005 and thereafter.

Section 6.9 Permissible Loans and Investments. Make any loan or advance to any Person other than in the ordinary course of business, or make any investment outside the ordinary course of Borrower’s business, except:

(a) Certificates of Deposit. Investments in certificates of deposit maturing within one year from the date of acquisition from any one or more of the top 100 commercial Lenders in the United States;

(b) Money Market. Money market mutual funds, Lenders’ acceptances, eurodollar investments, repurchase agreements, and other short-term money market investments acceptable to Lender;

(c) Commercial Paper. Prime commercial paper with maturities of less than one year; and

(d) U. S. Government Paper. Obligations issued or guaranteed by the United States Government or its agencies.

ARTICLE 7

EVENTS AND CONSEQUENCES OF DEFAULT

Section 7.1 Events of Default. Any of the following events shall, at the option of Lender and at any time without regard to any previous knowledge on the part of Lender, constitute a default by Borrower under the terms of this Agreement and the Note, and any other Loan Documents (“Default”):

(a) Nonpayment. Any payment or reimbursement due or demanded under this Agreement or the Note is not made within fifteen (15) days of the date when due;

(b) Breach of Warranty. Any representation or warranty made or deemed made in connection with this Agreement or any other Loan Document, or any certificate, notice, or report furnished pursuant hereto, is determined by Lender to be false in any respect when made, and is relied upon by Lender to its detriment, whether or not true when made, and as a result Lender reasonably believes that Borrower’s financial condition or its ability to pay its debts as they come due will thereby be materially impaired;

(c) Failure to Perform. Any other term, covenant, or agreement contained in any Loan Document is not performed or satisfied, and, if remediable, such failure continues unremedied for 30 days after written notice thereof has been given to Borrower by Lender;

(d) Change of Management. Termination of Mariano Costamagna as the principal executive officer of Borrower for any reason or the material breach by Borrower of the Employment Agreement; provided, however, that if such termination of employment occurs as the result of, or in connection with, the death of Mariano Costamagna, no Default under this Section 7.1(d) shall be deemed to have occurred: (i) if the estate of Mariano Costamagna, collectively with the surviving Guarantor, own, in the aggregate, less than 10% of the issued and outstanding common stock of Borrower; (ii) if the surviving Guarantor and the executor or other duly authorized representative of Mariano Costamagna’s estate (or, if both Guarantors are deceased, the executors or other duly authorized representatives of both Guarantors’ estates) shall have consented to the appointment of a successor principal executive officer, which consent shall not unreasonably be withheld; or (iii) if, in the written opinion of counsel to Borrower, reasonably satisfactory to the surviving Guarantor and the executor or other duly authorized representative of Mariano Costamagna’s estate (or, if

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both Guarantors are deceased, reasonably satisfactory to the executors or other duly authorized representatives of each Guarantors’ estate) as to form, substance and opinion giver, the Guarantors shall have no liability under the Guaranty.

(e) Loss, Destruction, or Condemnation of Property. A portion of Borrower’s property is affected by any uninsured loss, damage, destruction, theft, sale, or encumbrance other than created herein or is condemned, seized, or appropriated, the effect of which materially impairs Borrower’s financial condition or its ability to pay its debts as they come due;

(f) Attachment Proceedings and Insolvency. Borrower or any of Borrower’s property is affected by any proceeding under the laws of any jurisdiction relating to receivership, insolvency, or bankruptcy, whether brought voluntarily or involuntarily by or against Borrower, including, without limitation, any reorganization of assets, deferment or arrangement of debts, or any similar proceeding, and, if such proceeding is involuntarily brought against Borrower, it is not dismissed within 60 days;

(g) Judgments. Final judgment on claims not covered by insurance which, together with other outstanding final judgments against Borrower, exceeds $500,000, is rendered against Borrower and is not discharged, vacated, or reversed, or its execution stayed pending appeal, within 60 days after entry, or is not discharged within 60 days after the expiration of such stay; or

(h) Government Approvals. Any governmental approval, registration, or filing with any governmental authority, now or later required in connection with the performance by Borrower of its obligations under the Loan Documents, is revoked, withdrawn, or withheld, or fails to remain in full force and effect, except Borrower shall have 60 days after notice of any such event to take whatever action is necessary to obtain all necessary approvals, registrations, and filings.

Section 7.2 Remedies Upon Default. Subject to the limitations imposed by Section 2.6, if any Default occurs under Subsection 7.1(a) or 7.1(d), the Loan, including all accrued interest, shall immediately and automatically become due and payable, without presentment, demand, protest, or notice of any kind, all of which are hereby expressly waived by Borrower, and Lender may immediately exercise any or all of the following remedies for Default; and if any other Default occurs and is continuing, Lender may, upon notice to Borrower:

(a) Accelerate. Declare the Note, together with all accrued interest, to be immediately due and payable without presentment, demand, protest, or notice of any kind, all of which are hereby expressly waived by Borrower; and/or

(b) All Remedies. Pursue any other available legal and equitable remedies.

All of Lender’s rights and remedies in all Loan Documents shall be cumulative and can be exercised separately or concurrently.

ARTICLE 8

MISCELLANEOUS

Section 8.1 Manner of Payments.

(a) Payments on Nonbusiness Days. Whenever any event is to occur or any payment is to be made under any Loan Document on any day other than a Business Day, such event may occur or such payment may be made on the next succeeding Business Day and such extension of time shall be included in computation of interest in connection with any such payment.

(b) Payments. All payments and prepayments to be made by Borrower shall be made to Lender when due, without offsets or counterclaims for any amounts claimed by Borrower to be due from Lender, in U.S. dollars and in immediately available funds.

(c) Application of Payments. All payments made by Borrower shall be applied first against fees, expenses, and indemnities due; second, against interest due; and third, against principal, with Lender having

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the right, after a Default which is continuing, to apply any payments or collections received against any one or more of the Obligations in any manner which Lender may choose.

Section 8.2 Notices. All notices, demands, and other communications to be given pursuant to any of the Loan Documents shall be in writing and shall be deemed received the earlier of when actually received, or two days after being mailed, postage prepaid and addressed as follows, or as later designated in writing:

Lender:

MTM, S.r.l.

Via La Morra, 1

Cherasco (Cn), Italy 12062

Telecopier: 39 0172 488237

Attn: Managing Director

With a copy to:

Studio Tibaldi Giraudo

12051 ALBA (Cn)

Via S. Margherita, 8

ITALY

Telecopier: +39-0173-362307

Attn: Paolo Giraudo

Borrower:

IMPCO Technologies, Inc.

16804 Gridley Place

Cerritos, CA 90703

Telecopier: (562) 924-8069

Attn: Chief Executive Officer

With a copy to:

Davis Wright Tremaine LLP

2600 Century Square

1501 Fourth Avenue

Seattle, WA 98101-1688

Telecopier: (206) 628-7699

Attn: Marcus J. Williams

Section 8.3 Documentation and Administration Expenses; Collection Expenses. Borrower shall pay, reimburse, and indemnify Lender for all of Lender’s reasonable costs and expenses, including, without limitation, all attorneys’ fees incurred in connection with the enforcement of this Agreement and all other Loan Documents, and all amendments, supplements, or modifications thereto. The nonprevailing party shall, upon demand by the prevailing party, reimburse the prevailing party for all of its costs, expenses, and reasonable attorneys’ fees incurred in connection with any controversy or claim between said parties relating to this Agreement or any of the other Loan Documents.

Section 8.4 Waiver. No failure to exercise and no delay in exercising, on the part of Lender, any right, power, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power, or privilege hereunder preclude any other or further exercise thereof, or the exercise of any other right, power, or privilege. Further, no waiver or indulgence by Lender of any Default shall constitute a waiver of Lender’s right to declare a subsequent similar failure or event to be a Default.

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Section 8.5 Assignment. This Agreement is made expressly for the sole benefit of Borrower and for the protection of Lender and its successors and assigns. The rights of Borrower hereunder shall not be assignable by operation of law or otherwise, without the prior written consent of Lender, which consent may not be unreasonably withheld or conditioned.

Section 8.6 Entire Agreement. This Agreement (including the Note and the other documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.

Section 8.7 Amendments. Any amendment or waiver of, or consent to any departure by Borrower from any provision of, this Agreement shall be in writing signed by each party to be bound thereby, and shall be effective only in the specific instance and for the specific purpose for which given.

Section 8.8 Governing Law; Jurisdiction and Venue. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, without reference to the laws that might otherwise govern under applicable principles of conflict of laws thereof; provided, however, that matters respecting the corporate acts, existence and status of BRC and MTM shall be governed by the laws of the Republic of Italy applicable to Societi Responsibilita Limitata organized pursuant to the laws thereof; and provided, further, that matters respecting the corporate acts, existence and status of IMPCO shall be governed by the Delaware General Corporation Law. The jurisdiction for any dispute arising under this Agreement shall be in the forum and subject to the venue of the defendant in such action, such that any action brought by Borrower against Lender shall be in Milan, Italy, and any action brought by Lender against Borrower shall be in Los Angeles, California, and each party hereby irrevocably consents to exclusive personal jurisdiction and venue in the courts so designated, which jurisdiction and venue shall be mandatory and not elective, and each party agrees to waive any claim that any such forum is inconvenient, agrees not to commence or prosecute any such action, claim or proceeding other than in the aforementioned courts, and agrees not to seek to remove such action, claim or proceeding to any other court or jurisdiction. Each party hereby consents to service of process upon the party by transmittal of process by registered or certified mail, postage prepaid and return receipt requested, at the address shown in Section 8.2 above or at such other address as may subsequently have been provided to the serving party in accordance with such Section. Service shall be deemed effective, irrespective of proof of delivery, on the fifteenth calendar day following such transmittal.

Section 8.9 Severability. If one or more of the provisions of this Agreement should be invalid, illegal, or unenforceable in any respect, the remaining provisions of this Agreement shall remain effective and enforceable.

Section 8.10 Counterparts. This Agreement and each Loan Document may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures to such counterparts were upon the same instrument.

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EXECUTION COPY

Each party has caused this Loan Agreement to be duly executed by its duly authorized officer or representative on the date first above written.

LENDER:	M.T.M. SOCIETÀ A RESPONSABILITÀ LIMITATA

	By	/s/ MARCO SEIMANDI
Marco Seimandi, Director and Authorized Representative

BORROWER:	IMPCO TECHNOLOGIES, INC.

	By	/s/ ROBERT M. STEMMLER
Robert M. Stemmler, Chief Executive Officer

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Exhibit A

FORM OF TERM PROMISSORY NOTE

December 23, 2004	New York, New York

FOR VALUE RECEIVED, the undersigned, IMPCO Technologies, Inc., a Delaware corporation (“Borrower”) hereby promises to pay to the order of M.T.M. Società a Responsabilità Limitata, an Italian limited liability company (“Lender”), the unpaid principal balance of all indebtedness evidenced by this Note in a maximum amount not to exceed twenty two million dollars ($22,000,000), together with interest thereon from the date of this Note until such principal is repaid as hereinafter provided. This Note is the Note issued by the Borrower pursuant to that certain Loan Agreement made as of December 23, 2004, by and among the Lender and the Borrower (as the same may be amended, modified or restated from time to time, the “Loan Agreement”). Capitalized terms not otherwise defined in this Note shall have the meanings set forth in the Loan Agreement.

The Borrower further agrees as follows:

1. Interest shall accrue on the unpaid principal balance of all this Note from the date hereof until due at a per annum rate equal to EURIBOR (as defined in the Loan Agreement). Interest shall be calculated on the basis of a 365/366 day year, for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Notwithstanding anything herein to the contrary, in no event shall interest accrue at a rate which exceeds the maximum rate permitted by applicable law.

2. The Borrower shall have the right to prepay the outstanding principal (or any portion thereof) at any time without premium. Prepayments shall be made together with payment of all accrued interest on the amount of the prepayment to the date of prepayment.

3. Except as otherwise provided in the Loan Agreement or the other Loan Documents, the Borrower shall repay the Lender the outstanding principal balance of this Note (together with all accrued and unpaid interest due with respect thereto) in consecutive quarterly installments commencing on April 1, 2005 and continuing thereafter in accordance with Section 2.3 of the Loan Agreement.

4. All payments of principal and interest on this Note shall be made to the Lender in U.S. Dollars, at its address as provided in Section 8.2 of the Loan Agreement.

5. Each maker, surety, guarantor and endorser of this Note expressly waives all notices, demands for payment, presentations for payment, notices of intention to accelerate the maturity, protest and notice of protest as to this Note.

6. In the event this Note is placed in the hands of an attorney for collection, or suit is brought on the same, or the same is collected through bankruptcy or other judicial proceedings, then the Borrower agrees and promise to pay reasonable attorney’s fees and collection costs, including all out-of-pocket expenses incurred by the Lender or any agent or entity acting upon the Lender’s behalf.

7. Moneys received from or for account of the Borrower or from any collateral shall be applied in accordance with the terms of the Loan Agreement and the other Loan Documents.

8. This Note has been executed and delivered in and shall be governed by and construed in accordance with the laws of the State of California, U.S.A. The Borrower hereby irrevocably submits to the jurisdiction of such jurisdictions as are provided in Section 8.8 of the Loan Agreement in any action or proceeding brought to enforce or otherwise arising out of or relating to this Note and hereby waives any objection to venue in any such court and any claim that such forum is an inconvenient forum.

9. Upon the occurrence of a Default, the entire remaining unpaid balance of the principal and interest may, at the option of the Lender, be declared to be immediately due and payable.

10. This Note is issued in connection with and is subject to the terms of the Loan Agreement, as now existing or as hereafter modified, amended, or restated. This Note is secured by the Guaranty, as the same may now exist or hereafter be modified, amended or restated.

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11. The Borrower executing this Note expressly disclaims any intent to execute this Note as an accommodation party or as a surety for the obligations of another.

IMPCO TECHNOLOGIES, INC.

By
Name
Title

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Exhibit B

[FORM OF GUARANTY]

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Exhibit C

FORM OF PAYOFF AND RELEASE LETTER

December     , 2004

IMPCO Technologies, Inc.

16804 Gridley Place

Cerritos, CA 90703

M.T.M. Società a Responsabilità Limitata

Via La Morra, 1

Cherasco (Cn), Italy 12062

Attn: Mariano Costamagna

Re: Termination of Securities Purchase Agreement

Ladies and Gentlemen:

Reference is made to that certain Securities Purchase Agreement dated July 18, 2003, between IMPCO Technologies, Inc. (“IMPCO”) and Bison Capital Structures Equity Partners, LLC (“Lender”), (as amended, modified or restated, the “Bison Loan Agreement”). Capitalized terms used herein without definition have the meanings given to them in the Bison Loan Agreement.

The total principal balance of the loans and advances made by Lender to or for the benefit of IMPCO under the Bison Loan Agreement, together with all accrued but unpaid interest thereon, and the total amount of all fees, expenses and other amounts owed by IMPCO under the Bison Loan Agreement and all related documents and in connection with the transactions contemplated by this letter (including attorneys’ fees and expenses) (collectively, the “Obligations”), if paid on December 31, 2004 (the “Scheduled Payoff Date”), will be:

(a)	Principal balance	$

(b)	Accrued and unpaid interest	$

(c)	Other fees, charges and expenses	$

	Total (the “Payoff Amount”):	$

If the Payoff Amount is not received by Lender by 1:00 p.m. PST on the Scheduled Payoff Date, per diem interest accruing on that portion of the Obligations that accrues interest will be $             (assuming no change in any applicable variable interest rate or subsequent credit extensions).

Payment of the Payoff Amount, plus any per diem amount, shall be made by wire transfer of immediately available funds, in accordance with the following instructions:

Bank Name:
ABA #:
Account Name:
Account Number:
Attention:
Reference: IMPCO Technologies, Inc.

Lender acknowledges that payment depends upon occurrence of the closing of the transaction between IMPCO and M.T.M. Società a Responsabilità Limitata, an Italian limited liability company (“MTM”).

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Lender represents and warrants that there are no other obligations owing to Lender by IMPCO or liens made in favor of Lender by IMPCO except those arising under or made in connection with the Bison Loan Agreement and the related loan documents. Lender acknowledges and agrees that, effective upon receipt by Lender of payment in full of the Payoff Amount, plus any per diem amount, outstanding on and as of the date of payment, (i) IMPCO will have paid in full all principal, interest, fees and other amounts outstanding under and in connection with the Bison Loan Agreement and the related loan documents as of the date of payment and will not be indebted to Lender under the Bison Loan Agreement, (ii) all security interests, mortgages and liens that IMPCO, any of its subsidiaries or any other person has granted to the Lender as collateral under the Bison Loan Agreement or any related loan documents shall be automatically and permanently released without any further action, (iii) any guaranties of the obligations of IMPCO under the Bison Loan Agreement any/or any related loan documents shall be deemed terminated and (iv) the Bison Loan Agreement and all related loan documents, and any and all rights and obligations of the parties thereunder (including, without limitation, the obligation of Lender to make advances or otherwise extend any additional credit to or for the benefit of IMPCO or any of its subsidiaries), will automatically terminate.

At the expense of IMPCO, the Lender agrees to deliver to IMPCO (i) any original promissory note(s) evidencing the obligations of IMPCO to Lender under the Bison Loan Agreement or any other related loan documents, and (ii) any items of collateral in Lender’s possession. Lender further agrees to execute such documents and instruments and take such further actions as may be reasonably requested by IMPCO or MTM to further evidence the release of the liens and security interests of the Lender. The foregoing notwithstanding, Lender authorizes IMPCO to file any UCC termination statements necessary to terminate and release all UCC financing statements filed by Lender covering any asset of IMPCO or any guarantor of the Obligations. Lender further authorizes IMPCO to remove any and all notices on any asset of IMPCO intended to give public notice of Lender’s security interest.

Very truly yours,

BISON CAPITAL STRUCTURED EQUITY PARTNERS, LLC

By its [Manager] [Member][Managing Member]

By:
Name:
Title:

17

ANNEX H

EXECUTION COPY

GUARANTY

GUARANTY (this “Guaranty”), dated as of December 23, 2004 made by Mariano Costamagna and Pier Antonio Costamagna, each a natural person and a resident of the Republic of Italy (each a “Guarantor” and collectively the “Guarantors”), in favor of MTM, S.r.l., a limited liability company formed under the laws of the Republic of Italy (in such capacity, “Lender”).

RECITALS

A. Pursuant to that certain Loan Agreement (the “Loan Agreement”), dated as of December 22, 2004, by and between IMPCO TECHNOLOGIES, INC. (the “Borrower”), a Delaware corporation, Lender, Lender will advance to Borrower the principal amount of twenty-two million United States dollars (US$22,000,000) (the “Loan”), on the terms and subject to the conditions set forth in the Loan Agreement.

B. In order to induce Lender to extend the Loan, Guarantor will execute and deliver this Guaranty, pursuant to which Guarantor will guaranty, among other things, payment of all of the Obligations.

C. In order to induce Guarantor to execute and deliver this Guaranty, Borrower is pledging to Guarantor 100% of Borrower’s equity interest in BRC, S.r.l., an Italian limited liability company pursuant to a pledge agreement of even date herewith.

D. It is of material benefit to Guarantor that Lender extend the Loan.

NOW, THEREFORE, Guarantor agrees with Lender as follows:

AGREEMENT

1. Defined Terms.

(a) Unless otherwise defined herein, terms defined in the Loan Agreement and used herein shall have the meanings given to them in the Loan Agreement.

(b) The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Guaranty shall refer to this Guaranty as a whole and not to any particular provision of this Guaranty, and section and paragraph references are to sections and paragraphs of this Guaranty unless otherwise specified.

(c) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

2. Guaranty.

(a) Each Guarantor hereby unconditionally and irrevocably guaranties jointly and severally to Lender and its successors, indorsees, transferees and assigns, the prompt and complete payment and performance by Borrower when due (whether at the stated maturity, by acceleration or otherwise) of the Obligations.

(b) Each Guarantor further agrees jointly and severally to pay any and all Lender’s expenses (including, without limitation, all fees and disbursements of counsel) which may be paid or incurred by Lender in enforcing, or obtaining advice of counsel in respect of, any rights with respect to, or collecting, any or all of the Obligations and/or enforcing any rights with respect to, or collecting against, either Guarantor under this Guaranty.

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3. No Subrogation Prior to Satisfaction of Obligations. Notwithstanding any payment or payments made by either Guarantor to Lender hereunder, neither Guarantor shall be entitled to be subrogated to any of the rights of Lender against Borrower or any collateral security, guaranty or right of offset held by Lender for the payment of the Obligations, nor shall either Guarantor seek or be entitled to seek any contribution or reimbursement from the Borrower in respect of payments made by Guarantors hereunder, until all amounts owing to Lender by Borrower on account of the Obligations are indefeasibly paid in full in immediately available funds.

4. Certain Obligations of Lender Coincident with Demand. When making any demand hereunder against Guarantors, Lender shall make a contemporaneous and substantially similar demand on Borrower (if not previously made) and on each other guarantor or other Person against whom Lender possesses similar rights, and the failure to make such demand shall operate to discharge Guarantor’s obligations to Lender for interest, fees and expenses incurred by or on behalf of Lender between or in respect of the date such demand was first made on such party and the date on which such demand was made on Guarantor. For the purposes hereof “demand” shall include the commencement and continuance of any legal proceedings.

5. Reinstatement. This Guaranty shall continue to be effective, or be reinstated, as the case may be, if at any time payment, or any part thereof, of any of the Obligations is rescinded or must otherwise be restored or returned by Lender in connection with the insolvency, bankruptcy, dissolution, liquidation or reorganization of Borrower, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for Borrower, or any substantial part of its property, or otherwise, all as though such payments had not been made; provided, however, that such effectiveness or reinstatement shall be conditioned upon the delivery to Borrower and Guarantor of notice of such intentions in accordance with the plan of reorganization to be approved in connection with such proceeding.

6. Payments. Guarantors hereby jointly and severally guaranty that payments hereunder shall be paid to Lender without set-off or counterclaim in United States Dollars at Lender’s principal place of business.

7. Representations and Warranties; Covenants and Other Obligations. Guarantors hereby represent and warrant severally and not jointly that:

(a) the execution, delivery and performance of this Guaranty will not violate any provision of any requirement of law or contractual obligation applicable to such Guarantor and will not result in or require the creation or imposition of any Lien on any of the properties or revenues of such Guarantor pursuant to any requirement of law or contractual obligation applicable to or enforceable against such Guarantor;

(b) no consent or authorization of, filing with, or other act by or in respect of, any arbitrator or governmental authority and no consent of any other Person is required in connection with the execution, delivery, performance, validity or enforceability of this Guaranty;

(c) no litigation, investigation or proceeding of or before any arbitrator or governmental authority is pending or, to the knowledge of such Guarantor, threatened by or against such Guarantor or against any of its properties or revenues with respect to this Guaranty or any of the transactions contemplated hereby, which could reasonably be expected to result in a material adverse change in the financial condition of such Guarantor; and

(d) such Guarantor agrees that the foregoing representations and warranties shall be deemed to have been made by such Guarantor on the Closing Date as though made hereunder on and as of such date.

8. Notices. All notices, requests and demands to or upon Lender or either Guarantor to be effective shall be in writing (or by telex, fax or similar electronic transfer confirmed in writing) and shall be deemed to have been duly given or made (1) when delivered by hand or (2) if given by mail, when deposited in the mails by certified mail, return receipt requested, or (3) if by telex, fax or similar electronic transfer, when sent and receipt has been confirmed, addressed as follows:

(a) if to Lender, at its principal place of business; and

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(b) if to Guarantors, at their respective residence address for notices as set forth under his signature below, with a copy to the other Guarantor.

Lender and Guarantors may change their respective addresses and transmission numbers for notices by notice in the manner provided in this Section.

9. Counterparts. This Guaranty may be executed on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

10. Severability. Any provision of this Guaranty which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11. Integration. This Guaranty represents the sole agreement of Guarantors with respect to the subject matter hereof and there are no promises or representations by Lender or Guarantors relative to the subject matter hereof not reflected herein.

12. Amendments in Writing; No Waiver; Cumulative Remedies.

(a) None of the terms or provisions of this Guaranty may be waived, amended, supplemented or otherwise modified except by a written instrument executed by Guarantors and Lender.

(b) Lender shall not by any act (except by a written instrument pursuant to Section 12(a) hereof), delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder or to have acquiesced in any Default or in any breach of any of the terms and conditions hereof. No failure to exercise, nor any delay in exercising, on the part of Lender, any right, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver by Lender of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which Lender would otherwise have on any future occasion.

(c) The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and are not exclusive of any other rights or remedies provided by law.

13. Section Headings. The section headings used in this Guaranty are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

14. Successors and Assigns. This Guaranty shall be binding upon the successors and assigns of each Guarantor and shall inure to the benefit of Lender, the Guarantors and their respective successors and assigns.

15. Governing Law. This guaranty shall be governed by, and construed and interpreted in accordance with, the law of the State of New York; provided, however, that acts and matters relevant to the transfer of security interests in securities of BRC to the Guarantors in support of this Agreement, and to the enforceability, enforcement and foreclosure thereof, shall be governed by the Italian Civil Code.

(Signature Pages Follow)

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IN WITNESS WHEREOF, each of the undersigned has caused this Guaranty to be duly executed and delivered as of the day and year first above written.

LENDER:

M.T.M., S.r.l., an Italian limited liability company

By:	/s/ MARCO SEIMANDI
Name:	Marco Seimandi
Title:	Director and Authorized Officer

GUARANTOR:

MARIANO COSTAMAGNA

By:	/s/ MARIANO COSTAMAGNA
Address:

Facsimile:

GUARANTOR:

PIER ANTONIO COSTAMAGNA

By:	/s/ PIER ANTONIO COSTAMAGNA
Address:

Facsimile:

Guaranty

4

ANNEX I

EXECUTION COPY

PLEDGE AGREEMENT

THIS PLEDGE AGREEMENT, dated as of December 23, 2004, is made by IMPCO Technologies, inc., a Delaware corporation (“Borrower”) in favor of Mariano Costamagna and Pier Antonio Costamagna, each a natural person and a resident of the Republic of Italy (each a “Guarantor” and collectively the “Guarantors”) in connection with that certain Loan Agreement, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the “Loan Agreement”), among Borrower,, and MTM, S.r.l., an Italian limited liability company (“Lender”).

RECITALS

A. Pursuant to the Loan Agreement, Borrower has agreed to borrow from Lender, and Lender has agreed to lend to Borrower, an amount equal to twenty-two million United States Dollars (US$22,000,000) (such amount, and the terms and conditions thereof, the “Loan”) upon the terms and subject to the conditions set forth therein.

B. It is a condition precedent to the obligation of Lender to extend the Loan and the obligation of each Guarantor to make the Guaranty that Borrower shall have executed and delivered this Agreement to secure payment and performance of the Obligations and to secure repayment of any Guarantors’ Expenses.

C. Lender’s obligation to extent the Loan to Borrower is expressly conditioned upon each Guarantors’ execution and delivery to Lender of that certain Guaranty Agreement dated as of December 23, 2004, by and between Lender and each of the Guarantors (the “Guaranty”), pursuant to which the Guarantors jointly and severally guaranty payment of certain Obligations (as defined therein) by Borrower to Lender.

D. In order to secure Borrower’s obligation to repay or reimburse the Guarantors, in the event that Guarantors are required to, or otherwise does, make any payments to, or for the benefit of, Lender with respect to the Obligations, Borrower has agreed to pledge to Guarantors all of Borrower’s quota in B.R.C., as more fully described in the definitions of “Pledged Equity” and “Proceeds” below.

NOW, THEREFORE, for good and valuable consideration, including Guarantors’ agreement to enter into and perform its obligations under the Guaranty, Borrower hereby agrees with Guarantors as follows:

AGREEMENT

1. Defined Terms

(a) Unless otherwise defined herein, terms defined in the Loan Agreement and used herein shall have the meanings given to them in the Loan Agreement.

(b) The following terms shall have the following meanings:

“Agreement” means this Pledge Agreement, as the same may be amended, modified or otherwise supplemented from time to time.

“BRC” means B.R.C., S.r.l., an Italian limited liability company.

“Collateral” means the Pledged Equity and all Proceeds.

“Contractual Obligations” means the obligations of Borrower under every agreement, arrangement or undertaking of Borrower, or of any other Person to which Borrower is a party, the breach or termination of which

1

would create a material adverse effect upon Borrower’s business, financial condition or results of operations, including without limitation each agreement, arrangement or undertaking identified as a “material contract” in connection with Borrower’s Registration Statement on Form S-3, SEC File No. 333-120029, as amended and supplemented from time to time.

“Guaranty” means that certain Guaranty executed and delivered as of December 23, 2004, by and between Guarantor and Lender.

“Guarantor” means each of Mariano Costamagna and Pier Antonio Costamagna, a each natural person and a resident of the Republic of Italy, and their respective successors and permitted assigns hereunder. “Guarantors” means Mariano Costamagna and Pier Antonio Costamagna collectively.

“Guarantors’ Expenses” shall mean any and all expenses paid or incurred by Guarantor in meeting the Obligations following the occurrence of a Default, including without limitation Guarantors’ Expenses incurred in exercising any of Guarantors’ subrogation rights, following any payments by either Guarantor to Lender pursuant to the discharge of Obligations by the Guarantor or either of them.

“Pledged Equity” means 100% of the quota of BRC now owned or acquired at any time hereafter by Borrower, together with all additional quota in BRC or any direct or indirect subsidiary of BRC now owned or hereafter acquired by Borrower, and together with all shares or units of equity, equity certificates, options or rights of any nature whatsoever that may be issued or granted by BRC or any such direct or indirect subsidiary to Borrower while this Agreement is in effect.

“Proceeds” means all “proceeds” as such term is defined in Section 9-102 of the UCC and, in any event, shall include, without limitation, all dividends or other income from the Pledged Equity, collections thereon or distributions with respect thereto.

“UCC” means the Uniform Commercial Code, as in effect from time to time, of the State of New York.

(c) The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section and paragraph references are to this Agreement unless otherwise specified.

(d) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

2. Pledge; Grant of Security Interest; Certain Limited Exclusions

(a) Borrower hereby pledges and grants to the Guarantors, for the collective benefit of Guarantors and their respective heirs, successors and permitted assigns, a first priority perfected security interest in the Collateral. Such pledge is intended to secure Borrower’s obligation to repay and/or reimburse Guarantors for any amounts paid by Guarantors with respect to the Obligations, including but not limited to any Guarantors’ Expenses.

(b) Immediately upon the consummation of the acquisition by Borrower of additional equity interests of BRC as contemplated by that certain Equity Interest Purchase Agreement between Borrower and certain other parties identified therein dated October 22, 2004, Borrower shall pledge and grant to Guarantors, for the collective benefit of the Guarantors and their respective heirs, successors and permitted assigns, a first priority perfected security interest in the additional equity interest of BRC so acquired (such equity interest, the “Additional Equity Interest”), and when so acquired and pledged in accordance herewith, such equity and the Proceeds thereof shall become and remain a part of the Collateral.

(c) The terms of the pledges contemplated by this Section 2 shall be governed by deeds of pledge in the form of Exhibits B and C, and by articles 2797, 2471 bis and 2352 of the Italian Civil Code; provided,

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however, that in the event of any conflict between the terms of this Agreement and the terms of either or both deeds of pledge, such conflict shall be resolved in favor of the application of this Agreement.

3. Delivery; Stock Powers

Borrower hereby transfers “control” over the Pledged Equity within the meaning of Section 8-106 of the UCC, and Borrower hereby delivers to Guarantors the uncertificated securities constating all or any part of the Pledged Equity, as follows:

(a) Concurrently with the execution and delivery of this Agreement, Borrower shall deliver to Guarantors (i) all originals of all certificates, and all other indicia of ownership, evidencing the Pledged Equity then owned by Borrower; (ii) a duly executed stock power of Bison Capital Structured Equity Partners, LLC, in the form of Exhibit D authorizing one or more representatives of BRC to cause the transfer to Guarantors of the Pledged Equity subject to the terms hereof; and (iii) a duly executed stock power of Borrower in the form of Exhibit E authorizing one or more representatives of BRC to cause the transfer to Guarantors of all additional equity interest of BRC to be acquired in connection with the Purchase Agreement.

(b) Immediately upon the repayment in full of the Bison Capital Indebtedness, Borrower and Guarantors shall cause an entry in the quota transfer ledger of BRC to be recorded, reflecting the transfer of the Pledged Equity to and for the collective benefit of Guarantors, subject to the terms of this Agreement and to the Deed of Pledge in the form of Exhibit C.

(c) Immediately upon the acquisition of the Additional Equity Interest Borrower and Guarantors shall cause to be made an entry in the quota transfer ledger of BRC reflecting the pledge of the Additional Equity Interest to and for the collective benefit of Guarantors, subject to the terms of this Agreement and to the deed of pledge in the form of Exhibit B.

(d) In the event that any of the Pledged Equity shall constitute uncertificated securities for purposes of Article 8 of the UCC, Borrower shall take all such further actions as may be required to cause Guarantor to become the registered owner thereof.

4. Representations and Warranties

Borrower represents and warrants that:

(a) Borrower has the organizational power and authority and the legal right to execute and deliver, to perform its obligations under, and to grant the security interest in the Collateral pursuant to, this Agreement and has taken all necessary organizational action to authorize its execution, delivery and performance of, and grant of the security interest in the Collateral pursuant to, this Agreement.

(b) This Agreement constitutes a legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms, and upon the registration of Guarantors as the registered owners of the Pledged Equity, the security interest created pursuant to this Agreement will constitute a valid, first priority, perfected security interest in the Collateral, enforceable in accordance with its terms against all creditors of Borrower and any Persons purporting to purchase any Collateral from Borrower, except in each case as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

(c) The execution, delivery and performance of this Agreement will not violate any provision of any requirement of law or Contractual Obligation of Borrower and will not result in the creation or imposition of any Lien on any of the properties, financial condition or results of operations of Borrower pursuant to any requirement of law or Contractual Obligation of Borrower, except the security interest created by this Agreement.

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(d) Other than for filings of financing statements and ledger entries of beneficial ownership in connection with the Bison Debt, which will be released or amended as contemplated herein, no consent or authorization of, filing with, or other act by or in respect of, any arbitrator or Governmental Authority and no consent of any other Person (including, without limitation, any equityholder or creditor of Borrower), is required in connection with the execution, delivery, performance, validity or enforceability of this Agreement or the exercise of remedies with respect to any Collateral.

(e) No litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of Borrower, threatened by or against Borrower or against any of its properties or revenues with respect to this Agreement or any of the transactions contemplated hereby.

(f) Except as specifically contemplated by the Purchase Agreement and by Sections 2(b) and 3(b) above, the Pledged Equity constitutes all the issued and outstanding equity of BRC.

(g) All the shares or units of the Pledged Equity have been duly and validly issued and are fully paid and nonassessable.

(h) Borrower (i) is the record and beneficial owner of, and has good and marketable title to, the Pledged Equity, and (ii) upon acquisition of the Additional Equity Interest pursuant to the Purchase Agreement and assuming the accuracy and correctness of the representations and warranties of the Guarantors as parties thereto, will be the record and beneficial owner of, and will have good and marketable title to, the Additional Equity Interest; in each case free of any and all Liens or options in favor of, or claims of, any other Person, except the security interest created by this Agreement and the security interest previously granted to Bison Capital Structured Equity Partners, LLC in connection with the Bison Capital Indebtedness, which Lien is being released in connection herewith.

5. Covenants

Borrower covenants and agrees with Guarantors that, from and after the date of this Agreement until this Agreement is terminated and the security interests created hereby are released:

(a) Subject to Section 6 hereof, if Borrower shall, as a result of its ownership of the Pledged Equity, become entitled to receive or shall receive any equity certificate (including, without limitation, any certificate representing an equity interest dividend or a distribution in connection with any reclassification, increase or reduction of capital or any certificate issued in connection with any reorganization), option or rights, whether in addition to, in substitution of, as a conversion of, or in exchange for any shares or units of the Pledged Equity, or otherwise in respect thereof, Borrower shall accept such equity certificate as the agent of Guarantors and shall deliver the same forthwith to Guarantors in the exact form received, duly endorsed by Borrower to Guarantors, if required, together with an undated equity interest power covering such certificate duly executed in blank by Borrower to be held by Guarantors, subject to the terms hereof, as additional collateral security for the Guarantors’ payment or satisfaction of any of the Obligations and/or reimbursement of any Guarantors’ Expenses. Subject to Section 6 hereof, (1) any sums paid upon or in respect of the Pledged Equity upon the liquidation or dissolution of BRC shall be paid over to Guarantors to be held by them hereunder as additional collateral security for the Guarantors’ Expenses, (2) in case any distribution of capital shall be made on or in respect of the Pledged Equity or any property shall be distributed upon or with respect to the Pledged Equity pursuant to the recapitalization or reclassification of the capital of BRC or pursuant to the reorganization thereof, the property so distributed shall be delivered to Guarantors to be held by them hereunder as additional collateral security for the Guarantors’ Expenses, and (3) any sums of money or property so paid or distributed in respect of the Pledged Equity shall be received by Borrower, Borrower shall promptly pay or deliver such money or property to Guarantors (no later than three (3) days after the receipt of the same) and, until such money or property is paid or delivered to Guarantors, hold such money or property as additional collateral security for the Guarantors’ Expenses.

(b) Without the prior unanimous written consent of Guarantors, Borrower shall not (1) vote to enable, or take any other action to permit, BRC to issue any equity securities of any nature or to issue any other

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securities convertible into or granting the right to purchase or exchange for any equity securities of any nature of BRC, (2) sell, assign, transfer, exchange, or otherwise enter into a derivatives transaction or otherwise hedge or dispose of, or grant any option with respect to, the Collateral, (3) create, incur or permit to exist any Lien or option in favor of, or any claim of any Person with respect to, any of the Collateral, or any interest therein, except for the security interests created by this Agreement or in favor of the Lender or (4) enter into any agreement or undertaking (other than as may be required by law) restricting the right or ability of Borrower or Guarantors to sell, assign or transfer any of the Collateral.

(c) Borrower shall maintain the security interest created by this Agreement as a first priority, perfected security interest and shall defend such security interest against claims and demands of all Persons whomsoever except to the security interest of the Lender. At any time and from time to time, upon the unanimous written request of Guarantors, and at the sole expense of Borrower, Borrower will promptly and duly execute and deliver such further instruments and documents and take such further actions as Guarantors may reasonably request for the purposes of obtaining or preserving the full benefits of this Agreement and of the rights and powers herein granted. If any amount payable under or in connection with any of the Collateral shall be or become evidenced by any promissory note, other instrument or chattel paper, such note, instrument or chattel paper shall be immediately delivered to Guarantors, duly endorsed in a manner satisfactory to Guarantors, to be held as Collateral pursuant to this Agreement.

(d) Borrower shall pay, and save Guarantors harmless from, any and all liabilities with respect to, or resulting from any delay in paying, any and all stamp, excise, sales or other taxes which may be payable or determined to be payable with respect to any of the Collateral or in connection with any of the transactions contemplated by this Agreement.

6. Cash Dividends; Voting Rights

Unless a Default shall have occurred and be continuing and Guarantor shall have given notice to Borrower of Guarantors’ intent to exercise its corresponding rights pursuant to Section 8 below, Borrower shall be permitted to receive all cash dividends paid and other distributions made in the normal course of business of BRC and consistent with past practice, in respect of the Pledged Equity and to exercise all voting and organizational rights with respect to the Pledged Equity; provided, however, that Borrower may not cast any vote, exercise any organizational right, or take any other action if, in Guarantors’ reasonable judgment, such vote, exercise of rights, or action would materially impair the Collateral or which would be materially inconsistent with or result in any violation of any provision of this Guaranty or any other Loan Document.

7. Rights of Guarantors

If (i) a Default shall occur and be continuing, and (ii) either Guarantor shall have paid any portion of the Obligation and/or incurred Guarantors’ Expenses, and (iii) a Guarantor having complied with clause (ii) above shall give notice of its intent to exercise its rights under this Section 7 to Borrower, then: (1) each Guarantor having given such notice shall have the right to receive any and all cash dividends paid in respect of the Pledged Equity and make application thereof first to the repayment to such Guarantor of any portion of the Obligations paid by such Guarantor pursuant to the Guaranty, and second to reimburse such Guarantor for any Guarantors’ Expenses incurred, and (2) such Guarantor shall have the right to require that all shares or units of the Pledged Equity be registered in the name of such Guarantor or his nominee, and such Guarantor or his nominee may thereafter exercise (A) all voting, organizational and other rights pertaining to such shares or units of the Pledged Equity at any meeting of equityholders of BRC or otherwise and (B) any and all rights of conversion, exchange, subscription and any other rights, privileges or options pertaining to such shares or units of the Pledged Equity as if it were the absolute owner thereof (including, without limitation, the right to exchange at its discretion any and all of the Pledged Equity upon the merger, consolidation, reorganization, recapitalization or other fundamental change in the corporate structure of BRC, or upon the exercise by Borrower or a Guarantor of any right, privilege or option pertaining to such shares or units of the Pledged Equity, and in connection therewith, the right to deposit and deliver any and all of the Pledged Equity with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as such Guarantor may determine), all without liability except to account for

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property actually received by it, but neither Guarantor shall have any duty to Borrower to exercise any such right, privilege or option and shall not be responsible for any failure to do so or delay in so doing.

8. Remedies

At any time (i) after a Default has occurred and is continuing, and (ii) either Guarantor has paid or incurred Guarantors’ Expenses, such Guarantor may, at any time at Guarantors’ election, take any action required or permitted by the Italian Civil Code.

9. Irrevocable Authorization and Instruction to BRC

Borrower hereby authorizes and instructs BRC to comply with any instruction received by it from either Guarantor in writing that (a) states that a Default has occurred and (b) is otherwise in accordance with the terms of this Agreement, without any other or further instructions from Borrower, and Borrower agrees that BRC shall be fully protected in so complying.

10. Appointment of Attorney in Fact.

Borrower hereby irrevocably constitutes and appoints Paolo Giraudo, with full power of substitution, as Borrower’s true and lawful attorney in fact with full irrevocable power and authority in the place and stead of Borrower and in the name of Borrower or in Guarantors’ own name, from time to time in Guarantors’ mutual discretion, for the purpose of carrying out the terms of this Agreement, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Agreement, including without limitation the execution and delivery of any financing statement, deed of pledge, endorsement, assignment or other instruments of transfer. Borrower hereby ratifies all that said attorney or his successor shall lawfully do or cause to be done pursuant to such power of attorney. All powers, authorizations and agencies contained in this Agreement are coupled with an interest and are irrevocable until this Agreement is terminated and the security interests created hereby are released.

11. Authorization of Financing Statements

Pursuant to Section 9-102 of the UCC, Borrower authorizes either Guarantor or both Guarantors to file financing statements with respect to the Collateral in such form and in such filing offices as such Guarantor reasonably determines appropriate to perfect the security interests of such Guarantor under this Agreement. A carbon, photographic or other reproduction of this Agreement shall be sufficient as a financing statement for filing in any jurisdiction.

12. Notices

Except as otherwise provided herein or by the Italian Civil Code, whenever it is provided herein that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any of the parties by any other party, or whenever any of the parties desires to give and serve upon any other party any communication with respect to this Agreement, each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and shall be given to Borrower and BRC in the manner, and deemed received, as provided for in the Loan Agreement. To the extent notice is required to be given to the board of directors of BRC, such notice shall be given both to Borrower and to each member of BRC’s board of directors by transmittal to such director either at such director’s residence or business address or to such director’s attention at the principal executive officers of BRC; provided, however, that notice shall not be deemed to be defective if timely given in such fashion where such notice is not delivered to one or more directors notwithstanding the best reasonable efforts of the party giving such notice.

13. Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the

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remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14. Amendments in Writing; No Waiver; Cumulative Remedies

(a) None of the terms or provisions of this Agreement may be waived, amended, supplemented or otherwise modified except by a written instrument executed by Borrower and both Guarantors; provided, that any provision of this Agreement may be waived by one Guarantor alone, in a letter or agreement executed by such Guarantor or by telex or facsimile transmission from such Guarantor, and provided, further, that if such communication is made only by one Guarantor, such waiver is effective only with respect to that guarantor.

(b) Neither Guarantor shall by any act (except by a written instrument pursuant to paragraph (a) hereof), delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder or to have acquiesced in any Default or in any breach of any of the terms and conditions hereof. No failure to exercise, nor any delay in exercising, on the part of Guarantors, any right, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver by Guarantors of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which Guarantors would otherwise have on any future occasion.

(c) The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and are not exclusive of any other rights or remedies provided by law.

15. Section Headings

The section headings used in this Agreement are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

16. Successors and Assigns

This Agreement shall be binding upon the successors and assigns of Borrower and shall inure to the collective benefit of the Guarantors and their respective successors and assigns.

17. Governing Law; Venue and Jurisdiction

This Agreement shall be construed in accordance with the laws of the State of New York applicable to contracts negotiated in and wholly to be performed within that state; provided, however, that to the extent of a conflict between New York Law and the law of the Republic of Italy governing the recordation and enforcement of the pledge of the Collateral, and the foreclosure of the security interest thereby, the Italian Civil Code shall apply.

(Signature Page Follows)

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IN WITNESS WHEREOF, the undersigned has caused this Agreement to be duly executed and delivered as of the date first above written.

“Borrower”

IMPCO TECHNOLOGIES, INC., a Delaware corporation

By:	/s/ ROBERT M. STEMMLER
Name:	Robert M. Stemmler
Title:	Chief Executive Officer and President

Pledge Agreement

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EXHIBIT A

ACKNOWLEDGEMENT AND CONSENT

The undersigned hereby acknowledges receipt of a copy of the Pledge Agreement dated July 18, 2003, made by Borrower (as defined therein) for the benefit of Bison Capital Structured Equity Partners, LLC, as Guarantor (the “Pledge Agreement”). The undersigned agrees for the collective benefit of the Guarantors and of Lender as follows:

1. The undersigned will be bound by the terms of the Pledge Agreement and will comply with such terms insofar as such terms are applicable to the undersigned.

2. The undersigned confirms the statements made in the Pledge Agreement with respect to the undersigned including, without limitation, in Sections 4(f), (g), (h) and, if applicable, (i) and Schedule 1.

3. The undersigned will notify Guarantor promptly in writing of the occurrence of any of the events described in paragraph 5(a) of the Pledge Agreement.

3. The terms of Sections 6 and 10 of the Pledge Agreement shall apply to it, mutatis mutandis, with respect to all actions that may be required of it under or pursuant to or arising out of Sections 6 and 10 of the Pledge Agreement.

B.R.C., Societa a Responsibilita Limitata

By:
Name:
Title:
Address for Notices:

Fax:

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Exhibit B

Deed of Pledge

(Quota)

10

Exhibit C

Deed of Pledge

(Additional Quota)

Exhibit D

Stock Power of Bison Capital Structured Equity Partners, LLC

Exhibit E

Stock Power of IMPCO Technologies, Inc.

SCHEDULE 1

TO PLEDGE AGREEMENT

DESCRIPTION OF PLEDGED EQUITY

Issuer	Issuer’s Jurisdiction Under UCC Section 9-305(a)(1)	Class of Equity*	Equity Certificate No.	Percentage of Shares or Units	No. of Shares or Units

*	Equity is assumed to be common equity unless otherwise indicated.

ANNEX J

October 21, 2004

Special Committee of the Board of Directors

Impco Technologies, Inc.

16804 Gridley Place

Cerritos, CA 90703

Members of the Special Committee:

You have requested our opinion (the “Fairness Opinion”) as to the fairness, from a financial point of view, to the holders of common stock of Impco Technologies, Inc. (the “Company”) (as stockholders of the Company) of the Merger Consideration (as hereinafter defined) to be paid by the Company for the remaining 50% of the equity interest in BRC, S.r.l. (“BRC”) as set forth in the Equity Interest Purchase Agreement dated as of October 22, 2004 (the “Agreement”), by and among the Company and BRC. The Agreement provides for, among other things, acquisition of the remaining equity portion of BRC that the Company does not currently own (the “Transaction”), pursuant to which the Company shall acquire the remaining equity interest in BRC for i) $10.0 million in cash consideration and ii) 5.098 million shares of the Company’s common stock (collectively the “Merger Consideration”). The terms and conditions of the Transaction are more fully described in the Agreement.

Adams Harkness, Inc., as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business we may hold long or short positions of the Company’s common stock for either our customers or our own account. We will receive a fee for providing this Fairness Opinion that is not contingent upon the consummation of the Transaction.

In developing our Fairness Opinion, we have, among other things:

(i)	reviewed the terms of the draft Equity Interest Purchase Agreement furnished to us by legal counsel to the Special Committee on October 20, 2004 which, for the purposes of this Fairness Opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed;

(ii)	analyzed and discussed with management of the Company and BRC certain historic and projected financial statements and other financial and operating data concerning each company;

(iii)	conducted due diligence discussions with members of senior management of the Company and BRC concerning the financial performance, operations, business strategy and prospects for such company, respectively;

(iv)	reviewed and analyzed the potential pro forma financial effects of the Transaction on the projected financial results of the consolidated entity;

(v)	compared the results of operations of BRC with those of certain companies we deemed to be relevant and comparable;

(vi)	compared the terms and conditions of the Transaction with certain mergers and acquisitions we deemed to be relevant and comparable;

(vii)	reviewed and analyzed the current capitalization of each of the Company and BRC, after giving effect to the Transaction;

(viii)

performed such other financial studies, investigations and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions as of the date hereof.

Special Committee of the Board of Directors

Impco Technologies, Inc.

October 21, 2004

In connection with our review and arriving at our Fairness Opinion, we have not independently verified any information received from the Company or BRC, have relied on such information, and have assumed that all such information is complete and accurate in all material respects. We have also relied on the assurances of management of the Comp any that they are not aware of any facts that would make such information misleading. With respect to any forecasts reviewed relating to the prospects of the Company or BRC, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company and BRC, respectively, as to the future financial performance of such company.

Our Fairness Opinion is rendered on the basis of securities market conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of the Company and as known to us on the date hereof. It should be understood that (i) subsequent developments may affect the conclusions expressed in this opinion if this opinion were rendered as of a later date, and (ii) Adams, Harkness, Inc. disclaims any obligation to advise any person of any change in any manner affecting this opinion that may come to our attention after the date of this opinion. We have also assumed that, in the course of obtaining necessary regulatory and third party approvals and consents for the Transaction, no modification, delay, limitation, restriction, or conditions will be imposed that will have an adverse effect on the Company, BRC or the contemplated benefits of the Transaction, and the Transaction will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any material term, condition or agreement therein. We have also assumed that the final Agreement, when executed, will conform to the draft reviewed by us in all respects material to our analysis. We have not conducted, nor have we received copies of, any independent valuation or appraisal of any of the assets of the Company or BRC. In addition, we have assumed that any material liabilities (contingent or otherwise, known or unknown) of the Company or BRC are as set forth in the historic and projected financial statements of the Company and BRC, respectively. This Fairness Opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this Fairness Opinion. We have not undertaken to reaffirm or revise this Fairness Opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this Fairness Opinion.

It is agreed between the Special Committee of the Board of Directors and Adams, Harkness, Inc. that this letter is directed to, may be relied upon by and is for the information of the Special Committee and the Board of Directors of the Company only, may not be relied upon by any other person, and may not be used for any other purpose without our prior written consent. It is also agreed that this Fairness Opinion does not address the relative merits of the Transaction or the other business strategies that might be available to the Company, nor does it address the decision of the Board of Directors to proceed with the Transaction. We have been engaged by the Company solely to render this Fairness Opinion to the Special Committee in connection with the Transaction. We have not participated in, or provided any advice with respect to, the pricing determination, structuring or negotiation of the Transaction. This letter does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view to holders of Company common stock (as stockholders of the Company).

Sincerely,

ADAMS, HARKNESS, INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) contains detailed provisions on indemnification of directors and officers against expenses, judgments, fines, and amounts paid in settlement, actually and reasonably incurred in connection with legal proceedings. Section 102(a)(7) of the DGCL permits a provision in the certificate of incorporation of each corporation organized thereunder, such as our company, eliminating or limiting, with certain exceptions, the personal liability of a director of the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Our Certificate of Incorporation eliminates the liability of each of our directors to our stockholders or us for monetary damages for breach of fiduciary duty to the full extent provided by the DGCL, as such law exists or may hereafter be amended.

Indemnification applies to any threatened, pending, or completed action, suit, or proceeding, whether, civil, criminal, administrative, or investigative. Indemnification may include all expenses (including attorneys’ fees, judgments, fines, ERISA excise taxes, and amounts paid in settlement) reasonably incurred by the indemnified person.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description of Document

2.1	Equity Interest Purchase Agreement, dated as of October 22, 2004, between and among Mariano Costamagna and Pier Antonio Costamagna, B.R.C. Società a Responsabilità Limitata, an Italian limited liability company, M.T.M. Società a Responsabilità Limitata, an Italian limited liability company, and IMPCO Technologies, Inc., a Delaware corporation. (incorporated by reference to Annex A to this proxy statement/prospectus)

3.1	IMPCO’s Certificate of Incorporation, as currently in effect (1)

3.2	IMPCO’s Bylaws adopted July 22, 1998 (2)

3.3	Bylaws of BRC, as currently in effect

4.1	Stockholders’ Protection Rights Agreement dated as of June 30, 1999 between IMPCO Technologies, Inc. and Chase Mellon Stockholder Services, L.L.C., as Rights Agent. (3)

5.1	Opinion of Davis Wright Tremaine LLP, regarding the validity of the securities to be issued

8.1	Opinion of Davis Wright Tremaine LLP, regarding the tax consequences of the transaction (5)

10.1	Loan Agreement, dated as of December 23, 2004, between IMPCO Technologies, Inc. and M.T.M. Società a Responsabilità Limitata. (incorporated by reference to Annex G to this proxy statement/prospectus).

10.2	Pledge Agreement, dated as of December 23, 2004, by IMPCO Technologies, Inc. in favor of Mariano Costamagna and Pier Antonio Costamagna. (incorporated by reference to Annex H to this proxy statement/prospectus).

10.3	Guaranty, dated as of December 23, 2004, made by Mariano Costamagna and Pier Antonio Costamagna in favor of MTM, S.r.l. (incorporated by reference to Annex I to this proxy statement/prospectus).

10.4	Employment Agreement, dated as of December 22, 2004, between IMPCO Technologies, Inc. and Mariano Costamagna. (incorporated by reference to Annex E to this proxy statement/prospectus).

Exhibit Number	Description of Document
10.5	Consulting Agreement, dated as of December [22], 2004, between IMPCO Technologies, Inc. and Robert Stemmler.(4)

10.6	Employment Agreement, dated as of October 22, 2004, between MTM and Pier Antonio Costamagna (incorporated by reference to Annex F to this proxy statement/prospectus)

10.7	Amendment No. 1 to Equity Interest Purchase Agreement, dated as of November 17, 2004, between and among Mariano Costamagna and Pier Antonio Costamagna, B.R.C. Società a Responsabilità Limitata, an Italian limited liability company, M.T.M. Società a Responsabilità Limitata, an Italian limited liability company, and IMPCO Technologies, Inc., a Delaware corporation. (incorporated by reference to Annex B to this proxy statement/prospectus)

10.8	Amendment No. 2 to Equity Interest Purchase Agreement, dated as of November 30, 2004, between and among Mariano Costamagna and Pier Antonio Costamagna, B.R.C. Società a Responsabilità Limitata, an Italian limited liability company, M.T.M. Società a Responsabilità Limitata, an Italian limited liability company, and IMPCO Technologies, Inc., a Delaware corporation. (incorporated by reference to Annex C to this proxy statement/prospectus)

10.9	Amendment No. 3 to Equity Interest Purchase Agreement, dated as of December 22, 2004, between and among Mariano Costamagna and Pier Antonio Costamagna, B.R.C. Società a Responsabilità Limitata, an Italian limited liability company, M.T.M. Società a Responsabilità Limitata, an Italian limited liability company, and IMPCO Technologies, Inc., a Delaware corporation. (incorporated by reference to Annex D to this proxy statement/prospectus)

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm, with respect to IMPCO Technologies, Inc.

23.2	Consent of Reconta Ernst & Young S.p.A., independent registered public accounting firm, with respect to BRC S.r.l.

23.4	Consent of Davis Wright Tremaine LLP (included in Exhibits 5.1 and 8.1)

24.1	Power of Attorney (pursuant to which Amendments to this Registration Statement may be filed) (included in the signature page of this Registration Statement)

99.1	Form of proxy card for special meeting for stockholders of IMPCO Technologies, Inc.

99.2	Consent of Adams Harkness, Inc.

(1)	Incorporated by reference to the Registrant’s Form 10-K for fiscal year 2001.
(2)	Incorporated by reference to the Registrant’s Form 10-K for fiscal year 1999.
(3)	Incorporated by reference to the Registrant’s Form 8-K dated June 30, 1999.
(4)	Incorporated by reference to the Registrant’s Form 8-K dated December 22, 2004.
(5)	To be filed by Amendment

(b) Financial Statement Schedules

Not applicable.

(c) Reports, Opinions or Appraisals

Opinion of Adams Harkness, Inc. (incorporated by reference to Annex J to this proxy statement/prospectus).

Item 22. Undertakings

The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 20 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cerritos, State of California on January 27, 2004.

IMPCO Technologies, Inc.

By:	/s/ MARIANO COSTAMAGNA
Mariano Costamagna
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, severally and not jointly, Robert M. Stemmler and Nickolai A. Gerde, and each of them, with full power to act alone, as his or her true and lawful attorney-in-fact, with the power of substitution, for and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated as of January 27, 2004.

Signature	Title

/s/ MARIANO COSTAMAGNA Mariano Costamagna	Chief Executive Officer (Principal Executive Officer)

/s/ NICKOLAI A. GERDE Nickolai A. Gerde	Chief Financial Officer (Principal Financial Officer

/s/ RICHARD T. FOGARTY Richard T. Fogarty	Corporate Controller (Principal Accounting Officer)

/s/ ROBERT M. STEMMLER Robert M. Stemmler	Chairman of the Board of Directors

/s/ NORMAN L. BRYAN Norman L. Bryan	Director

/s/ JOHN R. JACOBS J. John R. Jacobs	Director

/s/ J. DAVID POWER III J. David Power III	Director

/s/ DON J. SIMPLOT Don J. Simplot	Director

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